As filed with the Securities and Exchange Commission on August 19, 2009

Registration No. 333-160594

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AFFINION GROUP, INC.

and the Guarantors listed on Schedule A hereto

(Exact name of registrant as specified in its charter)

Delaware	7389	06-1637809
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 Connecticut Avenue

Norwalk, CT 06850

(203) 956-1000

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

Leonard P. Ciriello, Esq.

Executive Vice President, Secretary and General Counsel

Affinion Group, Inc.

100 Connecticut Avenue

Norwalk, CT 06850

(203) 956-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Rosa A. Testani, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

(212) 872-8115

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.:

Large Accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
(Do not check if a smaller reporting company)

*If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross Border Third-Party Tender Offer)	☐

The registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SCHEDULE A

Exact name of registrant as specified in its charter	State or other jurisdiction of incorporation or organization	Primary standard industrial classification code number	IRS employer identification no.	Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices
Affinion Benefits Group, LLC	Delaware	7389	26-0777961	100 Connecticut Avenue Norwalk, CT 06850 (203) 956-1000
Affinion Data Services, Inc.	Delaware	7389	22-3797237	100 Connecticut Avenue Norwalk, CT 06850 (203) 956-1000
Affinion Group, LLC	Delaware	7389	06-1501906	100 Connecticut Avenue Norwalk, CT 06850 (203) 956-1000
Affinion Loyalty Group, Inc.	Delaware	7389	06-1623335	100 Connecticut Avenue Norwalk, CT 06850 (203) 956-1000
Affinion Publishing, LLC	Delaware	7389	06-1282776	100 Connecticut Avenue Norwalk, CT 06850 (203) 956-1000
Cardwell Agency, Inc.	Virginia	7389	54-1374514	100 Connecticut Avenue Norwalk, CT 06850 (203) 956-1000
CCAA, Corporation	Delaware	7389	06-1812380	100 Connecticut Avenue Norwalk, CT 06850 (203) 956-1000
CUC Asia Holdings	Delaware	7389	06-1487080	100 Connecticut Avenue Norwalk, CT 06850 (203) 956-1000
Long Term Preferred Care, Inc.	Tennessee	7389	62-1455251	100 Connecticut Avenue Norwalk, CT 06850 (203) 956-1000
Travelers Advantage Services, Inc.	Delaware	7389	20-2221128	100 Connecticut Avenue Norwalk, CT 06850 (203) 956-1000
Trilegiant Auto Services, Inc.	Wyoming	7389	06-1633722	100 Connecticut Avenue Norwalk, CT 06850 (203) 956-1000
Trilegiant Corporation	Delaware	7389	20-0641090	100 Connecticut Avenue Norwalk, CT 06850 (203) 956-1000
Trilegiant Insurance Services, Inc.	Delaware	7389	06-1588614	100 Connecticut Avenue Norwalk, CT 06850 (203) 956-1000
Trilegiant Retail Services, Inc.	Delaware	7389	06-1625615	100 Connecticut Avenue Norwalk, CT 06850 (203) 956-1000
Watchguard Registration Services, Inc.	Indiana	7389	06-1057383	100 Connecticut Avenue Norwalk, CT 06850 (203) 956-1000

The information in this prospectus is not complete and may be changed. We may not complete the Exchange Offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any state where the offer is not permitted.

Subject to completion, dated August 19, 2009

Affinion Group, Inc.

Offer to Exchange

$150,000,000 aggregate principal amount of 10 1/8% Senior Notes due 2013 which have been registered under the Securities Act of 1933 for $150,000,000 aggregate principal amount of outstanding 10 1/8% Senior Notes due 2013.

We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the “exchange offer”), to exchange up to $150,000,000 aggregate principal amount of our registered 10 1/8% Senior Notes due 2013, which we refer to as the exchange notes, for a like principal amount of our outstanding 10 1/8% Senior Notes due 2013, which we refer to as the old notes. We refer to the old notes and the exchange notes collectively as the notes. The terms of the exchange notes are identical to the terms of the old notes in all material respects, except for the elimination of some transfer restrictions, registration rights and additional interest provisions relating to the old notes.

The exchange notes will bear interest at a rate of 10 1/8% per annum. Interest on the exchange notes, like the old notes, will be payable semiannually, in arrears, on April 15 and October 15, commencing on October 15, 2009. The exchange notes will mature on October 15, 2013. We may redeem some or all of the exchange notes at any time on or after October 15, 2009 at the redemption prices set forth in this prospectus.

The exchange notes and guarantees thereof, like the old notes and guarantees thereof, will be our and the applicable guarantor’s senior unsecured obligations and will rank equally in right of payment to all of our and the applicable guarantor’s existing and future senior indebtedness (approximately $953.2 million as of June 30, 2009), senior in right of payment to all of our and the applicable guarantor’s existing and future subordinated indebtedness (approximately $355.5 million as of June 30, 2009), be effectively subordinated in right of payment to our and the applicable guarantor’s secured indebtedness to the extent of the value of the assets securing such indebtedness (approximately $649.2 million as of June 30, 2009), and be effectively subordinated to all obligations, including trade payables, of each of our and the applicable guarantor’s existing and future subsidiaries that are not guarantors (approximately $168.8 million as of June 30, 2009).

We will exchange any and all old notes that are validly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on                     , 2009, unless extended.

We have not applied, and do not intend to apply, for listing the notes on any national securities exchange or automated quotation system.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

You should carefully consider the risk factors beginning on page 21 of this prospectus before participating in this exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2009

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our exchange notes. In this prospectus, unless the context otherwise requires or indicates, (i) all references to “Affinion,” the “Company,” “we,” “our” and “us” refer to Affinion Group, Inc., a Delaware corporation, and its subsidiaries on a consolidated basis after giving effect to the consummation on October 17, 2005 of the acquisition (the “Acquisition”) by Affinion Group, Inc. of Affinion Group, LLC (known as Cendant Marketing Group, LLC prior to the consummation of the Acquisition) and Affinion International Holdings Limited (known as Cendant International Holdings Limited prior to the consummation of the Acquisition) and the other transactions described in this prospectus under “The Transactions,” but for periods prior to the Acquisition, refer to the historical operations of Cendant Marketing Services Division (a division of Cendant Corporation) (the “Predecessor”) that we acquired in the Acquisition,

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(ii) all references to “Holdings” refer to our parent company, Affinion Group Holdings, Inc., a Delaware corporation, (iii) all references to “Cendant Corporation” and “Cendant” refer to Cendant Corporation, which changed its name to Avis Budget Group, Inc. in August 2006, and its consolidated subsidiaries, particularly in the context of its business and operations prior to, and in connection with, our separation from Cendant and (iv) all references to “fiscal year” are to the twelve months ended December 31 of the year referenced.

Until                     , 2009 (90 days after the date of this prospectus), all dealers effecting transactions in the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We will be required to file annual and quarterly reports and other information with the SEC after the registration statement described below is declared effective by the SEC. You may read and copy any reports, statements and other information that we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E. Room 1580, Washington, D.C. 20549. You may request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

We have filed a registration statement on Form S-4 to register with the SEC the exchange notes to be issued in exchange for the old notes and guarantees thereof. This prospectus is part of that registration statement. As allowed by the SEC’s rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You should note that where we summarize in the prospectus the material terms of any contract, agreement or other document filed as an exhibit to the registration statement, the summary information provided in the prospectus is less complete than the actual contract, agreement or document. You should refer to the exhibits filed to the registration statement for copies of the actual contract, agreement or document.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

INDUSTRY AND MARKET DATA

Industry and market data used throughout this prospectus were obtained from the Direct Marketing Association’s 2008 Statistical Fact Book (2008 Edition) and other services. While we believe that the research and estimates are reliable and appropriate, we have not independently verified such data nor have we made any representation as to the accuracy of such information. Unless otherwise indicated, all references to market share data appearing in this prospectus are as of December 31, 2008.

TRADEMARKS

We own or have licenses to use a large number of patents relating to a significant number of programs and processes. We also have certain significant material trademarks used in this prospectus which are important to our business including, but not limited to, Affinion Group, Affinion Benefits Group, Affinion Loyalty Group, Affinion International, AutoVantage, Buyers Advantage, CompleteHome, Enhanced Checking, HealthSaver, Hot-Line, NHPA, PrivacyGuard, Shoppers Advantage, Small Business Solutions, Travelers Advantage, Trilegiant and Wellness Extras. We use our trademarks in the marketing of our services and products offerings. We have omitted the “®” and “™” trademark designations for such trademarks in this prospectus. Nevertheless, all rights to such trademarks named in this prospectus are reserved.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” that involve risks and uncertainties. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information and, in particular, appear under headings “Summary,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this prospectus. When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” and variations of these words or similar expressions (or the negative versions of any such words) are intended to identify forward-looking statements. All forward-looking statements, including without limitation, management’s examination of operating trends, are based on our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them. However, management’s expectations, beliefs and projections may not result or be achieved.

Examples of forward-looking statements include:

•	business strategy;

•	financial strategy;

•	projections of revenue, earnings, capital structure and other financial items;

•	statements of our plans and objectives;

•	statements of expected future economic performance; and

•	assumptions underlying statements regarding us or our business.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the results referred to in the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements we make in this prospectus are set forth elsewhere in this prospectus, including under the heading “Risk Factors.” As stated elsewhere in this prospectus, these risks, uncertainties and other important factors include, among others:

•	general economic and business conditions and international and geopolitical events;

•	a downturn in the credit card industry or changes in the marketing techniques of credit card issuers;

•	the effects of a decline in travel due to political instability, adverse economic conditions or otherwise, on our travel fulfillment business;

•	termination or expiration of one or more agreements with our marketing partners, or reduction of the marketing of our services by one or more of our marketing partners;

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changes in, or the failure or inability to comply with, laws and governmental regulations, including changes in global distribution service rules, telemarketing regulations and privacy laws and regulations;

•	the outcome of legal actions;

•	our substantial leverage and restrictions in our debt agreements;

•	dependence on third-party vendors to supply certain products or services that we market;

•	ability to execute our business strategy, development plans or cost savings plans;

•	changes in accounting principles and/or business practices;

•	availability, terms, and deployment of capital; and

•	failure to protect private data, which would cause us to expend capital and resources to protect against future security breaches.

These risks and other uncertainties are discussed in more detail in “Risk Factors.” There may be other factors, including those discussed elsewhere in this prospectus that may cause our actual results to differ materially from the results referred to in the forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.

SUMMARY

The following summary contains basic information about this offering contained elsewhere in this prospectus. It is not complete and may not contain all of the information that is important to you. You should read this entire prospectus carefully, including “Risk Factors,” the consolidated financial statements and the related notes thereto, before making an investment decision.

Our Company

We are a global leader in providing comprehensive customer engagement and loyalty solutions that enhance or extend the relationship of millions of customers with many of the largest and most respected companies in the world. We partner with these leading companies to develop and market programs that provide valuable services to their end-customers using our expertise in customer engagement, creative design and product development. These programs and services enable our marketing partners to strengthen their customer relationships, and also generate significant incremental revenue, generally in the form of commission payments paid by us, as well as strengthen their relationships with their end-customers, which can lead to increased acquisition of new customers, longer retention of existing customers, improved customer satisfaction rates and the increased use of services provided by our marketing partners. For the twelve months ended June 30, 2009, we had net revenues of $1.4 billion and Adjusted EBITDA (as defined in Note 3 on page 18) of $312.9 million.

We have substantial expertise in deploying various forms of customer engagement communication techniques, such as direct mail, inbound and outbound telephony and the Internet, and in bundling unique benefits to offer valuable products and services to the end-customers of our marketing partners on a highly targeted basis. We design programs that provide a variety of benefits that we believe are likely to attract and engage end-customers based on their needs and interests, with a particular focus on programs offering lifestyle and protection benefits and programs which offer considerable savings on everyday purchases. For instance, we provide credit monitoring and identity-theft resolution, accidental death and dismemberment insurance (“AD&D”), discount travel services, loyalty points programs, various checking account and credit card enhancement services and other products and services. We believe we are a market leader in each of our product areas and that our portfolio of products and services is the broadest in the industry. Our scale, combined with our more than 35 years of experience, unique proprietary database, proven marketing techniques and strong partner relationships, position us to perform well and grow in a variety of market conditions.

Our comprehensive portfolio of customer engagement and loyalty solutions include:

•	marketing strategy development and management of customized marketing programs;

•	data analysis utilizing our proprietary technology and databases to target customers most likely to value our products and services;

•	design and implementation of marketing campaigns in various types of media including direct mail, online marketing, point-of-sale marketing and telemarketing;

•	development of customized and relevant products and services;

•	fulfillment, customer service and website development; and

•	loyalty program design and administration.

Our business model is characterized by substantial recurring revenues, strong operating margins and significant cash flow. We generally structure our contractual relationships with our marketing partner companies to support our strategy of pursuing the most profitable opportunities for our marketing expenditures. We generate revenues primarily through the sale of our value-added subscription-based products and services to the end-customers of our marketing partners. We also generate revenues directly from our marketing partners that choose to market our products and services on a wholesale basis to their customers directly and typically pay us a monthly fee per participant. The amount of the fees varies depending on the products and services that we provide. A substantial portion of our revenues consists of subscription payments and service fees that are recurring in nature. Revenue from our existing customer base has historically generated over 80% of our next twelve months net revenue.

Our Business

We seek to address the needs of three primary parties in developing and implementing our customer engagement and loyalty solutions: (1) Marketing Partner Companies, which are the companies for whom we develop and manage customer engagement and loyalty programs, (2) Customers, which are the end-customers of our marketing partner companies who subscribe to one or more of our programs and (3) Vendors, which are the third-party vendors who provide components for our products and services.

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Marketing Partner Companies: Our marketing partners are many of the leading companies in the U.S. and Europe. They enter into agreements with us to (1) develop customized marketing programs that leverage their brand names and, in many instances, utilize their payment vehicles (such as credit cards) and (2) offer products and services that appeal to their customers, thereby engaging those customers into a deeper, more meaningful and more profitable relationship with them. Our marketing partners value our services because we enhance their customer relationships, promote their brands and provide them with incremental revenue with minimal risk because we often bear the costs of marketing and servicing these programs. We believe that we implement our customer engagement and loyalty programs more effectively than a typical partner could operate in a stand-alone program, thereby allowing our marketing partners to focus on their core businesses. As of December 31, 2008, we had more than 5,500 marketing partners in a variety of industries including financial services, retail, travel, telecommunications, direct response TV marketers and the Internet. Some of our leading marketing partners include JPMorgan Chase, Bank of America, HSBC, Société Générale, Choice Hotels, 1-800-FLOWERS and Priceline. By providing services directly to the end-customers of our marketing partners, we become an important part of our marketing partners’ businesses. Many of our marketing partners have been working with us for over ten years.

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Customers: Our customers value participation in our programs because of the attractive benefits we provide at a reasonable price, the ease of use of our products and the high level of service we deliver. Depending on the nature of the relationship we have with a given marketing partner, end-customers may either purchase our programs directly from us or are provided our services through our partner. Our top ten U.S. marketing partners and their end-customers generated approximately 75% of our U.S. membership revenue in 2008, which represented approximately 38% of our total revenue in 2008. As of June 30, 2009, we had approximately 61 million customers enrolled in our membership, insurance and package programs worldwide and approximately 96 million customers who received credit or debit card enhancement services or loyalty points-based management services.

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Vendors: We contract with a large number of third-party vendors to provide components for many of our products and services. Our vendors value their relationships with us because we provide them with significant incremental revenue through unique and complementary marketing channels. Generally, our relationships with key vendors are governed by long-term contracts. By combining the services of our vendors with our in-house capabilities, we are able to offer over 30 core products and services with over 350 unique benefits and support more than 5,000 versions of products and services representing different combinations of pricing, benefits configurations and branding.

We organize our business into two operating units:

•	Affinion North America. Affinion North America comprises our Membership, Insurance and Package, and Loyalty customer engagement businesses in North America.

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Membership Products. We design, implement and market subscription programs that provide members with personal protection benefits and value-added services including credit monitoring and identity-theft resolution services as well as access to a variety of discounts and shop-at-home conveniences in such areas as retail merchandise, travel, automotive and home improvement.

•	Insurance and Package Products. We market AD&D and other insurance programs and design and provide checking account enhancement programs to financial institutions.

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Loyalty Products. We design, implement and administer points-based loyalty programs and, as of June 30, 2009, managed approximately 468 billion points with an estimated redemption value of approximately $4.6 billion for financial, travel, auto and other companies. We also provide enhancement benefits to major financial institutions in connection with their credit and debit card programs.

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Affinion International. Affinion International comprises our Membership, Package and Loyalty customer engagement businesses outside North America. We expect to leverage our current European operational platform to expand our range of products and services, develop new marketing partner relationships in various industries and grow our geographical footprint.

Our Market Opportunity and Competitive Strengths

We generally offer our customer engagement and loyalty solutions to consumers on a “white label” basis using our marketing partners’ brand recognition. This marketing technique is often referred to as affinity direct marketing, which is a subset of the larger direct marketing industry. Affinity direct marketing provides us access to our marketing partners’ large bases of customers and generally results in higher customer receptiveness as customers recognize and trust our marketing partners’ brands. In addition, using our marketing partners’ logos and trademarks in our marketing materials provides customers with additional assurances and validation as to the quality of the program or service we are offering. We believe that marketing associated with well-known brands of leading, well-respected companies provides a significant advantage over other forms of direct marketing.

We attribute our success and competitive advantage in providing comprehensive marketing services and loyalty programs to our ability to leverage a number of key strengths, including:

Proprietary Technology, Models and Databases. We believe our database of previous customer contacts, with approximately 1.1 billion unique records, is the largest and most comprehensive in the industry and cannot be replicated. We track the performance of all of our customer engagement and loyalty program marketing campaigns across all different media and measure consumer preferences, response rates, and other engagement-related performance and profitability data while adhering to the highest standards of consumer data protection and privacy. We utilize this data to develop highly targeted, individualized marketing programs across multiple media and product offerings for each partner with the goal of strengthening their customer relationships and more precisely identifying types of customers likely to find our products and services of value. We believe our proprietary database increases the efficiency of our marketing, enhances the profitability of our marketing expenditures, allows us to better engage with our customers and helps us to continue to secure and maintain long-term relationships with marketing partners.

Expertise in Various Marketing Methods and Types of Media. We have conducted more than 76,000 customer engagement and loyalty program marketing campaigns over the last ten years. We utilize a variety of direct engagement media to market our programs and services, including direct mail, online marketing, point-of-sale marketing, inbound telemarketing, outbound telemarketing and voice response unit marketing. We operate a full-service creative agency with expertise in utilizing a wide variety of customer acquisition media with special emphasis on growing our online capabilities. We believe that our expertise provides our marketing partners substantial flexibility in managing and enhancing their customer relationships and provides superior returns on our marketing expenditures.

Product Management and Development Capability. We manage a broad range of membership, package and insurance products which are embedded into the customer engagement and loyalty solutions we market to the end-customers of our affinity marketing partners. Our products are designed to address consumer needs and incorporate a range of lifestyle and protection benefits related to insurance, travel, health care, identity theft resolution, entertainment, shopping and loyalty rewards, among other things. We continually research, develop and test new products and benefits that are relevant to customers and build loyalty and value for our marketing partners. We market both our own customer engagement and loyalty solutions as well as those of our marketing partners, where appropriate, to meet customer needs. We believe that our ability to customize products utilizing the broad range of benefits that we provide enables us to better meet the complex and highly specialized customer engagement needs of our marketing partners and their end-customers. We believe that our ability to identify and successfully enter new product and growth areas is a key competitive advantage and we will continue to seek new opportunities to expand the range of our proprietary product offerings.

Strong, Long-Term Relationships with Marketing Partners. We have a long history of providing comprehensive customer engagement and loyalty solutions and marketing services to leading companies in the U.S. and Europe, and we believe that the strength and breadth of our relationships with our marketing partners provide us with a competitive advantage in maintaining stable, diversified and predictable sources of revenue. Our relationships span a wide variety of industries, such as financial services, retail, travel, telecommunications, direct response TV marketers, Internet and other media. We believe that our strong network of partner relationships, together with our success in delivering customized, revenue enhancing customer engagement and loyalty programs, will enable us to continue to grow our business and generate new partner relationships.

Diversified Global Marketing Platform. In late 2004, we integrated certain operations which allowed us to provide our customer engagement and loyalty solutions on a global basis to better serve our marketing partners who may have operations and customers in multiple countries. We benefit from the substantial synergies generated across all of our operations, including the ability to leverage our customer engagement, marketing, loyalty and product expertise. We believe that our ability to focus our business development and marketing expenditures on our most profitable marketing opportunities in the most attractive markets, media and industries, domestically and internationally, is a key advantage that allows us to maximize our profitability and cash flows.

Attractive Operating Model with Significant Free Cash Flow Generation. We collect a substantial majority of our revenues on a recurring basis from our marketing partners and their end-customers. Our business requires very little capital to support our growth, and annual capital expenditures typically represent a small percentage of revenues. In addition, we benefit from certain tax attributes under §338(h)(10) of the Internal Revenue Code that will reduce our cash taxes in the future and further enhance our ability to generate strong, recurring cash flows. Tax deductions remaining under this provision as of June 30, 2009 amounted to approximately $1.4 billion and are expected to result in deductions of up to approximately $120.0 million per year ending in 2020. In addition, Holdings and its subsidiaries had federal net operating loss carryforwards of approximately $300.0 million (which will expire in 2025 through 2028) as of December 31, 2008. Consequently, we benefit from high predictability in the operation of our business, low volatility in our revenues and earnings, and enhanced ability to manage our business, service our indebtedness and pay dividends to stockholders. Since the Acquisition, we have made $205.0 million in voluntary prepayments on our indebtedness from operating cash flows and a $6.4 million annual repayment based on excess cash flow through December 31, 2008.

Committed and Experienced Management Team. We believe that our senior management and our talented and experienced professionals are a principal reason why we have achieved significant success in all of our businesses. Each of our five senior executives has at least seven years of experience with Affinion. Led by our

President and Chief Executive Officer, Nathaniel J. Lipman, who has been with us for nearly ten years, our senior executives have a combined 50 years of experience with Affinion. We believe that the extensive experience and financial acumen of our management and marketing professionals provide us with a significant competitive advantage.

Risk Factors

Despite our competitive strengths summarized above and discussed elsewhere in this prospectus, participating in this exchange offer involves substantial risk. In addition, our ability to execute our business strategy is subject to certain risks. Before you participate in this exchange offer, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors” beginning on page 21. For example, the following key risks may cause us not to realize the full benefits of our competitive strengths or may cause us to be unable to successfully execute all or part of our business strategy or may materially adversely affect our business, financial condition, results of operations or ability to pay the notes.

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Substantial Indebtedness. We are a highly leveraged company. As of June 30, 2009, we had approximately $1.4 billion principal amount of outstanding indebtedness. Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in our operations or business and prevent us from satisfying our obligations with respect to the notes. We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful. Despite our substantial indebtedness, we may still be able to incur significantly more debt. In addition, your right to receive payments on the notes is effectively junior to those lenders who have a security interest in our assets and to all liabilities of our non-guarantor subsidiaries.

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Concentration Risk. We derive a substantial amount of our revenue from the members and end-customers we obtained through only a few of our marketing partners. If one or more of our agreements with our marketing partners were to be terminated or expire, or one or more of our marketing partners were to reduce the marketing of our services, we would lose access to prospective members and end-customers and could lose sources of revenue.

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Competition Risk. Our business is highly competitive. We may be unable to compete effectively with other companies in our industry that have financial or other advantages and increased competition could lead to reduced market share, a decrease in margins and a decrease in revenue.

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Regulatory Risk. Our business is increasingly subject to U.S. and foreign governmental regulation, which could impede our ability to market our programs and services and reduce our profitability. In addition, we are subject to numerous legal actions that could require us to incur significant expenses and if resolved adversely to us, could impede our ability to market our programs and services, result in a loss of members and end-customers, reduce revenues and profitability and damage our reputation.

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Control by Apollo. Approximately 97% of the common stock of Holdings is held by investment funds affiliated with Apollo. As a result, Apollo controls us and has the power to elect a majority of the members of our board of directors, appoint new management and approve any action requiring the approval of the holders of Holdings’ stock, including approving acquisitions or sales of all or substantially all of our assets. Apollo’s interests may differ from your interests as a holder of the notes.

Our Business Strategy

Our strategy is to pursue initiatives that maintain and enhance our position as a leading provider of comprehensive customer engagement and loyalty solutions that enhance or extend the relationship of millions of customers with our marketing partners and to focus on attractive opportunities that will increase our profitability and cash flows. Key elements of our strategy are:

•

Continue to Optimize Marketing Investment. We will continue to optimize the allocation of our marketing expenditures across all of our products and geographic regions in order to maximize the returns on each marketing campaign. We target minimum returns on investment for all of our marketing expenditures, incorporating the expected revenues, persistency, commission rates and servicing and other variable costs for those customers who respond. Our goal is to maximize the average contribution per customer over the lifetime of that customer relationship, which we expect will maximize the growth of our cash flows though the aggregate number of customers we serve may grow at a slower rate or decline. For example, in the past five years we have grown the average revenue per member in our membership business at a compound annual rate of approximately 10.5%, from $43.72 in 2003 to $79.46 in 2008.

•

Grow Our International Operations. We believe that we are well positioned to provide our marketing partners with comprehensive offerings on a global basis. We have grown our international membership operations by leveraging our significant U.S. experience to offer subscription products similar to existing U.S. subscription products to the end-customers of our European marketing partners. In addition, our European package business has grown through unique product offerings, enhanced customer services and delivery of benefits. We are also planning to expand our operations into new countries and geographic regions. Moreover, we expanded our international operations in 2008 by purchasing a travel business from RCI Europe and a loyalty program benefit provider and accommodation reservation booking business called Loyaltybuild Limited. The travel business that we purchased from RCI Europe primarily services customers of Affinion International’s programs in the U.K., Germany and Belgium. Loyaltybuild Limited is based in the Republic of Ireland and conducts operations in the Republic of Ireland, the U.K., Sweden, Norway, Finland and Switzerland.

•

Expand Our Range of Marketing Partner Companies and Media. We believe there are substantial opportunities to increase our presence in the retail, travel, Internet, cable, telecom and utilities industries, in both North America and Europe. We also believe there are significant opportunities to expand our marketing channels, including point-of-sale marketing with retailers and financial institutions.

•

Continue to Focus on New Program Development. We continually develop and test new programs to identify consumer trends that can be converted into revenue-enhancing and customer engagement-building opportunities. We will also consider acquisitions of new and complementary products and technology to further enhance our offerings and generate additional revenue.

•

Continue to Execute Our Online Strategy for Customer Acquisition and Fulfillment. We will continue to pursue our strategy of leveraging the Internet for customer acquisition and fulfillment in order to capitalize on the increasing penetration and usage rates of the Internet. We believe this medium has superior growth potential, driven in part by the growing acceptance of online banking and online transactions generally, and will provide opportunities to lower our servicing costs and increase our profitability.

•

Leverage Best Practices for Growth and Acquisitions. We intend to capitalize on the significant opportunities created by our business integration to apply best practices and cross-sell products and services across business lines and geographical regions. We will continue to consider acquisitions of selected assets, businesses and companies to enhance our scale and market share.

•

Grow our Strategic Consulting and Creative Services Offerings. We intend to further leverage our marketing services capabilities to provide marketing strategy, creative development, modeling and database management, campaign execution and other services to our marketing partners and other third parties on a fee-for-service basis. We believe these services will generate high-margin revenues and complement our existing marketing solutions.

Existing 10 1/8% Senior Notes due 2013

On October 17, 2005, we consummated the sale of $270.0 million principal amount of our 10 1/8% senior notes due 2013. On May 3, 2006, we issued an additional $34.0 million aggregate principal amount of our 10 1/8% senior notes due 2013. We refer to the $304.0 million of outstanding 10 1/8% senior notes as the “existing 10 1/8% senior notes.” Although the terms and covenants with respect to our existing 10 1/8% senior notes are substantially identical to the old notes, the old notes: (1) are not additional debt securities under the indenture governing our existing 10 1/8% senior notes, (2) were issued under a new indenture, (3) do not vote together with our existing 10 1/8% senior notes, (4) have a different CUSIP number, and (5) do not necessarily trade with our existing 10 1/8% senior notes.

The Equity Sponsor

We are controlled by various investment vehicles that are affiliated with Apollo Management, L.P. through their ownership interest in Affinion Group Holdings, Inc. Apollo Management, L.P. is an affiliate of Apollo Global Management, LLC, or Apollo, a leading global alternative asset manager with offices in New York, Los Angeles, London, Singapore, Frankfurt, Luxembourg and Mumbai. Apollo had assets under management of approximately $41 billion as of September 30, 2008, in private equity, distressed debt and mezzanine funds invested across a core group of industries where Apollo has considerable knowledge and resources. Apollo’s private equity business had invested approximately $23 billion of equity capital, from inception through June 30, 2008, in a wide variety of industries, both domestically and internationally. Companies owned or controlled by Apollo and its affiliates or in which Apollo and its affiliates have a significant equity investment include, among others, Hughes Network Systems, LLC, AMC Entertainment, Inc., Berry Plastics Group, CEVA Group plc, Hexion Specialty Chemicals, Inc., Metals USA, Inc., Momentive Performance Materials, Noranda Aluminum, Realogy Corporation, Rexnord Holdings, Inc., Verso Paper Inc., and Harrah’s Entertainment, Inc.

Corporate Structure

The following chart summarizes our current ownership structure and our adjusted capital structure as of June 30, 2009 after giving effect to the issuance of the old notes. For a description of the indebtedness referred to below, see “Description of the Notes” and our financial statements and the related notes thereto, which are included elsewhere in this prospectus:

(1)

Certain U.S. subsidiaries are not guarantors of our senior secured credit facility, the existing 10 1/8% senior notes, the 11 1/2% senior subordinated notes due 2015 or the notes. See “Description of the Notes—Guarantees.”

(2)	Certain foreign subsidiaries are not wholly-owned. See Note 10 to our audited consolidated financial statements included elsewhere herein.

Corporate Information

We are a Delaware corporation formed in July 2005. Our headquarters and principal executive offices are located at 100 Connecticut Avenue, Norwalk, Connecticut 06850 and our telephone number is (203) 956-1000. Our website address is www.affiniongroup.com. The information on our website is not part of this prospectus.

Summary of the Terms of the Exchange Offer

In connection with the issuance of the old notes, we and the guarantors of the old notes entered into a registration rights agreement with the initial purchasers of the old notes. Under that agreement, we agreed to use commercially reasonable efforts to file a registration statement related to the exchange of old notes for exchange notes with the SEC on or prior to the 180th day after June 5, 2009 and to cause the registration statement to become effective under the Securities Act on or prior to the 300th day after June 5, 2009.

The registration statement of which this prospectus forms a part was filed in compliance with the obligations under this registration rights agreement.

You are entitled to exchange in this exchange offer your old notes for exchange notes which are identical in all material respects to the old notes except that:

•	the exchange notes have been registered under the Securities Act and will be freely tradable by persons who are not affiliated with us;

•	the exchange notes are not entitled to registration rights which are applicable to the old notes under the registration rights agreements; and

•	our obligation to pay additional interest on the old notes as described in the registration rights agreements does not apply to the exchange notes.

For purposes of this and other sections in this prospectus, we refer to the old notes and the exchange notes together as the “notes.”

The Exchange Offer

Senior Notes	We are offering to exchange up to $150,000,000 aggregate principal amount of our 10 1/ 8% Senior Notes due 2013 which have been registered under the Securities Act for up to $150,000,000 aggregate principal amount of our old notes which were issued on June 5, 2009. Old notes may be exchanged only in integral amounts of $1,000.

Resales	Based on interpretations by the staff of the Securities and Exchange Commission (the “SEC”) set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to this exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration provisions of the Securities Act, provided that you

•	are acquiring the exchange notes in the ordinary course of business, and

•	have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

Each participating broker-dealer that receives exchange notes for its own account pursuant to this exchange offer in exchange for the old notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Any holder of notes who

•	is our affiliate,

•	does not acquire the exchange notes in the ordinary course of business, or

•	tenders in this exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes,

•

cannot rely on the position of the staff of the SEC expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Expiration; Withdrawal of Tenders	This exchange offer will expire at 5:00 p.m., New York City time, , 2009, or such later date and time to which we extend it. We do not currently intend to extend the expiration date. A tender of old notes pursuant to this exchange offer may be withdrawn at any time prior to the expiration date. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of this exchange offer.

Delivery of the Exchange Notes	The exchange notes issued pursuant to this exchange offer will be delivered to the holders who tender old notes promptly following the expiration date.

Conditions to this Exchange Offer	This exchange offer is subject to customary conditions, some of which we may waive. See “The Exchange Offer—Certain Conditions to this Exchange Offer.”

Procedures for Tendering Old Notes	If you wish to accept this exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a copy of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or the copy, together with the old notes and any other required documents, to the exchange agent at the address set forth on the cover of the letter of transmittal. If you hold old notes through The Depository Trust Company (“DTC”) and wish to participate in this exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal.

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any exchange notes that you will receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•

if you are a broker-dealer that will receive exchange notes for your own account in exchange for old notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; and

•	you are not our “affiliate” as defined in Rule 405 under the Securities Act.

Guaranteed Delivery Procedures	If you wish to tender your old notes and your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other documents required by the letter of transmittal or if you cannot comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date, you must tender your old notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

Effect on Holders of Old Notes	As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of, this exchange offer, we will have fulfilled a covenant contained in the registration rights agreements and, accordingly, additional interest on the old notes, if any, shall no longer accrue and we will no longer be obligated to pay additional interest as described in the registration rights agreements. If you are a holder of old notes and do not tender your old notes in this exchange offer, you will continue to hold such old notes and you will be entitled to all the rights and limitations applicable to the old notes in the indenture, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of this exchange offer.

Consequences of Failure to Exchange	All untendered old notes will continue to be subject to the restrictions on transfer provided for in the old notes and in the indentures governing the old notes. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with this exchange offer, or as otherwise required under certain limited circumstances pursuant to the terms of the registration rights agreements, we do not currently anticipate that we will register the old notes under the Securities Act.

Certain U.S. Federal Income Tax Considerations	The exchange of old notes for exchange notes in this exchange offer should not be a taxable event for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in this exchange offer.

Exchange Agent	Wells Fargo Bank, National Association is the exchange agent for this exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned “The Exchange Offer—Exchange Agent.”

Summary of the Terms of the Exchange Notes

Issuer	Affinion Group, Inc.

Exchange Notes Offered	$150,000,000 aggregate principal amount of 10 1/8% Senior Notes due 2013.

Maturity Date	October 15, 2013.

Interest	10 1/8% per annum, payable semi-annually on April 15 and October 15 of each year, commencing on October 15, 2009. Interest will accrue from and including April 15, 2009.

Guarantees	The exchange notes, like the old notes, will be guaranteed by all of our existing and future domestic restricted subsidiaries that guarantee our indebtedness under our senior secured credit facility, the existing 10 1/8% senior notes and the old notes. Each of our existing domestic restricted subsidiaries, other than Safecard Services Insurance Co., is a guarantor of the exchange notes. Our existing domestic restricted subsidiaries who are guarantors consist of Affinion Benefits Group, LLC, Affinion Data Services, Inc., Affinion Group, LLC, Affinion Loyalty Group, Inc., Affinion Publishing, LLC, Cardwell Agency, Inc., CCAA, Corporation, CUC Asia Holdings, Long Term Preferred Care, Inc., Travelers Advantage Services, Inc., Trilegiant Auto Services, Inc., Trilegiant Corporation, Trilegiant Insurance Services, Inc., Trilegiant Retail Services, Inc. and Watchguard Registration Services, Inc. The guarantees are full and unconditional and joint and several obligations of each of the guarantors. The obligations of each guarantor under its guarantee are limited as necessary to prevent that guarantee from constituting a fraudulent conveyance under applicable law.

Ranking	The exchange notes, like the old notes, will be our senior unsecured obligations and will:

•	rank equally in right of payment to all of our existing and future senior indebtedness, including obligations under our senior secured credit facility and the existing 10 1/8% senior notes;

•

rank senior in right of payment to all of our existing and future subordinated indebtedness, including the 11 1/2% Senior Subordinated Notes due 2015, which we refer to in this prospectus as our senior subordinated notes; and

•

be effectively subordinated in right of payment to our secured indebtedness, including obligations under our senior secured credit facility, to the extent of the value of the assets securing such indebtedness, and be effectively subordinated to all obligations, including trade payables, of each of our existing and future subsidiaries that are not guarantors.

Similarly, the guarantees of the exchange notes, like the guarantees of the old notes, will be senior unsecured obligations of the guarantors and will:

•

rank equally in right of payment to all of the applicable guarantor’s existing and future senior indebtedness, including the guarantees of obligations under our senior secured credit facility and the existing 10 1/8% senior notes;

•	rank senior in right of payment to all of the applicable guarantor’s existing and future subordinated indebtedness, including the guarantor’s guarantees under our senior subordinated notes; and

•

be effectively subordinated in right of payment to all of the applicable guarantor’s existing and future secured indebtedness, including the applicable guarantor’s guarantee under our senior secured credit facility, to the extent of the value of the assets securing such indebtedness, and be effectively subordinated to all obligations, including trade payables, of any subsidiary of a guarantor if that subsidiary is not also a guarantor.

As of June 30, 2009, the old notes and the guarantees thereof ranked:

•	effectively subordinated to approximately $649.2 million of secured indebtedness, $648.6 million of which consisted of term loan borrowings under our senior secured credit facility;

•

effectively subordinated to approximately $168.8 million of liabilities, including trade payables, including trade payables but excluding unsecured intercompany borrowings, of our non-guarantor subsidiaries;

•	equally in right of payment to approximately $953.2 million of senior indebtedness, including $304.0 million of our existing 10 1/8% senior notes and $150.0 million of the old notes; and

•	senior in right of payment to approximately $355.5 million of subordinated indebtedness, all of which consisted of our senior subordinated notes.

Our non-guarantor subsidiaries accounted for approximately $254.2 million, or 18%, of our net revenues for fiscal year 2008 and approximately $278.5 million, or 18.5%, of our total assets as of June 30, 2009.

Optional Redemption	We may redeem some or all of the notes at any time on or after October 15, 2009, at the redemption prices listed under “Description of the Notes—Optional Redemption.”

Change of Control	If we experience a change of control (as defined in the indenture governing the notes) and fail to meet certain conditions, we will be required to make an offer to repurchase the notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. We will comply, to the extent applicable, with the requirements of Section 14(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws or regulations in connection with the repurchase of notes in the event of a change of control. See “Description of the Notes—Change of Control” and “Risk Factors.”

Restrictive Covenants	The indenture governing the exchange notes contains certain covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	borrow money or sell preferred stock;

•	create liens;

•	pay dividends on or redeem or repurchase stock;

•	make certain types of investments;

•	sell stock in our restricted subsidiaries;

•	restrict dividends or other payments from subsidiaries;

•	enter into transactions with affiliates;

•	issue guarantees of debt; and

•	sell assets or merge with other companies.

These limitations are subject to a number of exceptions and qualifications. See “Description of the Notes—Certain Covenants.”

SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

The following tables set forth our summary consolidated historical financial data as of and for the six months ended June 30, 2008 and 2009, and for the years ended December 31, 2006, 2007 and 2008. The summary consolidated financial information for the six months ended June 30, 2008 and 2009 and as of June 30, 2009 has been derived from, and should be read together with, our unaudited condensed consolidated financial statements and the related notes contained elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year or any future reporting period. The summary consolidated financial statements as of and for the years ended December 31, 2006, 2007 and 2008, have been derived from, and should be read together with, our audited consolidated financial statements and the related notes contained elsewhere in this prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the following tables together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Financial and Other Data” and our historical financial statements and the related notes contained elsewhere in this prospectus.

	For the Years Ended December 31,			For the Six Months Ended June 30,
	2006	2007	2008	2008	2009
	(Dollars in millions)
Consolidated Statement of Operations Data:
Net revenues	$1,137.7	$1,321.0	$1,409.9	$693.5	$667.5

Expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below:
Marketing and commissions	580.9	608.4	646.9	315.2	291.9
Operating costs	326.1	334.3	360.0	180.5	173.0
General and administrative	106.9	113.2	98.4	53.8	56.3
Goodwill impairment	15.5	—	—	—	—
Depreciation and amortization	396.8	310.8	260.2	137.2	101.5

Total expenses	1,426.2	1,366.7	1,365.5	686.7	622.7

Income (loss) from operations	(288.5)	(45.7)	44.4	6.8	44.8
Interest income	5.7	4.9	1.7	1.0	1.0
Interest expense	(148.8)	(145.2)	(142.9)	(51.5)	(58.5)
Other income (expense), net	—	(0.1)	16.3	(0.2)	(6.7)

Loss before income taxes and non-controlling interest	(431.6)	(186.1)	(80.5)	(43.9)	(19.4)
Income tax expense	(6.3)	(4.7)	(7.5)	(5.8)	(3.5)

Net loss	(437.9)	(190.8)	(88.0)	(49.7)	(22.9)
Less: net income attributable to non-controlling interest	(0.3)	(0.3)	(0.7)	(0.3)	(0.4)

Net loss attributable to Affinion Group, Inc.	$(438.2)	$(191.1)	$(88.7)	$(50.0)	$(23.3)

Consolidated Cash Flows Data:
Net cash provided by (used in):
Operating activities	$98.3	$101.8	$103.1	$56.2	$94.3
Investing activities	(44.4)	(77.4)	(59.1)	(16.5)	(62.7)
Financing activities	(85.4)	(94.2)	(19.2)	(35.2)	44.7

June 30, 2009
Consolidated Balance Sheet Data:
Cash and cash equivalents (excludes restricted cash)	$113.6
Working capital deficit	(94.1)
Total assets	1,505.6
Total debt	1,440.9
Total deficit	(592.4)

	For the Years Ended December 31,			For the Six Months Ended June 30,
	2006	2007	2008	2008	2009
	(Dollars in millions)
Other Financial Data:
Capital expenditures	$29.1	$26.9	$36.7	$16.4	$15.6
Segment EBITDA(1)	$108.3	$265.1	$304.6	$144.0	$146.3
Ratio of earnings to fixed charges(2)	—	—	—	—	—

Twelve Months Ended June 30, 2009
Adjusted EBITDA(3)	$312.9
Fixed charges(4)	118.0
Total debt (excluding discount on the notes), net of cash	1,355.3
Consolidated leverage ratio(5)	4.33x
Fixed charge coverage ratio(6)	2.65x

(1)	Segment EBITDA consists of income from operations before depreciation and amortization. Segment EBITDA is the measure management uses to evaluate segment performance and we present Segment EBITDA to enhance your understanding of our operating performance. We use Segment EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that Segment EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, Segment EBITDA is not a measurement of financial performance under GAAP, and our Segment EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our Segment EBITDA as an alternative to operating or net income determined in accordance with GAAP, as an indicator of our operating performance or as an alternative to cash flows from operating activities determined in accordance with GAAP, or as an indicator of cash flows, or as a measure of liquidity.

Set forth below is a reconciliation of Segment EBITDA to income from operations:

	For the Years Ended December 31,			For the Six Months Ended June 30,
	2006	2007	2008	2008	2009
Segment EBITDA	$108.3	$265.1	$304.6	$144.0	$146.3
Depreciation and amortization	(396.8)	(310.8)	(260.2)	(137.2)	(101.5)

Income (loss) from operations	$(288.5)	$(45.7)	$44.4	$6.8	$44.8

(2)	For purposes of computing the ratio of earnings to fixed charges (as defined under SEC rules), earnings consist of loss before income taxes and non-controlling interest plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and a portion of rental expense that management believes is representative of the interest component of rental expense. Our earnings were insufficient to cover fixed charges by $431.6 million, $186.1 million and $80.5 million for the years ended December 31, 2006, 2007 and 2008, respectively, and by $43.9 million and $19.4 million for the six months ended June 30, 2008 and 2009, respectively.
(3)

Adjusted EBITDA consists of income from operations before depreciation and amortization further adjusted to exclude non-cash and unusual items and other adjustments permitted in our debt agreements (such as the indentures governing our existing 10 1/8% senior notes, our senior subordinated notes and the old notes) to test the permissibility of certain types of transactions, including debt incurrence. We believe that the inclusion of Adjusted EBITDA is appropriate as a liquidity measure. Adjusted EBITDA is not a measurement of liquidity or financial performance under GAAP, and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our Adjusted EBITDA as an alternative to cash flows from operating activities determined in accordance with GAAP, as an indicator of cash flows, as a measure of liquidity, as an alternative to operating or net income determined in accordance with GAAP or as an indicator of operating performance.

Set forth below is a reconciliation of our consolidated net cash provided by operating activities for the twelve months ended June 30, 2009 to Adjusted EBITDA:

Twelve Months Ended June 30, 2009(a)
(in millions)
Net cash provided by operating activities	$141.2
Interest expense, net	148.2
Income tax expense	5.2
Amortization of favorable and unfavorable contracts	2.6
Amortization of debt discount and financing costs	(6.2)
Unrealized loss on interest rate swaps	(25.1)
Deferred income taxes	4.6
Payment received for assumption of loyalty points program liability	(0.7)
Changes in assets and liabilities	40.7
Effect of the Transactions, reorganizations, certain legal costs and net cost savings(b)	(2.0)
Other, net(c)	4.4

Adjusted EBITDA(d)	$312.9

(a)	Represents consolidated financial data for the year ended December 31, 2008, minus consolidated financial data for the six months ended June 30, 2008, plus consolidated financial data for the six months ended June 30, 2009.
(b)	Eliminates the effect of the Transactions, prior business reorganizations, non-recurring revenue and gains, legal expenses for certain legal matters and certain severance costs.
(c)	Eliminates net changes in other reserves, foreign currency gains and losses relating to unusual, non-recurring intercompany transactions, consulting fees paid to Apollo and other non-recurring costs related to acquisitions.
(d)

Adjusted EBITDA does not give pro forma effect to our acquisition of a travel business from RCI Europe and our acquisition of Loyaltybuild Limited, a loyalty program benefit provider and accommodation reservation booking business that were completed in the fourth quarter of 2008. However, we do make such accretive pro forma adjustment as if such acquisitions had occurred on July 1, 2008 in calculating the Adjusted EBITDA under our senior secured credit facility and the indentures governing our existing 10 1/8% senior notes, our senior subordinated notes and the old notes.

Set forth below is a reconciliation of our consolidated net loss attributable to Affinion Group, Inc. for the twelve months ended June 30, 2009 to Adjusted EBITDA as required by our senior secured credit facility agreement and the indentures governing our existing 10 1 /8% senior notes, our senior subordinated notes and the old notes.

Twelve Months Ended June 30, 2009(a)
(in millions)
Net loss attributable to Affinion Group, Inc.	$(62.0)
Interest expense, net	148.2
Income tax expense	5.2
Non-controlling interest	0.8
Other income, net	(9.8)
Depreciation and amortization	224.5
Effect of the Transactions, reorganizations and non-recurring revenues and gains(b)	(4.9)
Certain legal costs(c)	(1.6)
Net cost savings(d)	4.5
Other, net(e)	8.0

Adjusted EBITDA(f)	$312.9

Interest coverage ratio(g)	2.75
Consolidated leverage ratio(h)	4.33
Fixed charge coverage ratio(i)	2.65

(a)	Represents consolidated financial data for the year ended December 31, 2008, minus consolidated financial data for the six months ended June 30, 2008, plus consolidated financial data for the six months ended June 30, 2009.
(b)	Effect of the Transactions, reorganizations and non-recurring revenues and gains—eliminates the effects of the Transactions.
(c)	Certain legal costs—represents legal costs, net of reimbursements, for certain litigation matters.
(d)	Net cost savings—represents the elimination of severance costs incurred.
(e)	Other, net—represents: (i) net changes in other reserves, (ii) the elimination of stock-based compensation expense, (iii) the elimination of foreign currency gains and losses relating to unusual, non-recurring intercompany transactions, (iv) consulting fees paid to Apollo, and (v) other non-recurring costs related to acquisitions.
(f)

Adjusted EBITDA does not give pro forma effect to our acquisition of a travel business from RCI Europe and our acquisition of Loyaltybuild Limited, a loyalty program benefit provider and accommodation reservation booking business that were completed in the fourth quarter of 2008. However, we do make such accretive pro forma adjustment as if such acquisitions had occurred on July 1, 2008 in calculating the Adjusted EBITDA under our senior secured credit facility and the indentures governing our existing 10 1/8% senior notes, our senior subordinated notes and the notes.

(g)	The interest coverage ratio is defined in our senior secured credit facility (Adjusted EBITDA, as defined, to interest expense, as defined). The interest coverage ratio must be greater than 1.75 to 1.0 at June 30, 2009.
(h)	The consolidated leverage ratio is defined in our senior secured credit facility (total debt, as defined, net of cash to Adjusted EBITDA, as defined). The consolidated leverage ratio must be less than 6.00 to 1.0 at June 30, 2009.
(i)

The fixed charge coverage ratio is defined in the indentures governing our existing 10 1/8% senior notes, our senior subordinated notes and the old notes (Consolidated Cash Flows, as defined, which is equivalent to Adjusted EBITDA (as defined in our senior secured credit facility), to fixed charges, as defined).

(4)

Fixed charges consist of interest expense and the amortization of any original issue discount on the old notes and the amortization of deferred financing costs (which amortization constitutes fixed charges as defined in our indentures governing our existing 10 1/8% senior notes, our senior subordinated notes and the old notes).

(5)	Consolidated leverage ratio is the ratio of Adjusted EBITDA to total debt, net of cash. The consolidated leverage ratio is defined in our senior secured credit facility (total debt, as defined, net of cash to Adjusted EBITDA, as defined).
(6)

Fixed charge coverage ratio is the ratio of Adjusted EBITDA to fixed charges. The fixed charge coverage ratio is defined in the indentures governing our existing 10  1/8% senior notes, our senior subordinated notes and the old notes (Consolidated Cash Flows, as defined, which is equivalent to Adjusted EBITDA (as defined in our senior secured credit facility), to fixed charges, as defined).

RISK FACTORS

You should carefully consider the risks described below before participating in this exchange offer. Any of the following risks could materially adversely affect our business, financial condition or results of operations, which in turn could adversely affect our ability to pay the notes. In such case, you may lose all or part of your original investment.

Risk Factors Related to an Investment in the Notes

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from servicing our debt, including payments on the notes offered hereby.

We are a highly leveraged company. As of June 30, 2009, we had approximately $1.4 billion principal amount of outstanding indebtedness. Our annual debt service payment obligations, exclusive of capital lease obligations, do not include any required principal repayments until 2012, other than annual required repayments based on excess cash flow. Our estimated 2009 debt service payments, prior to giving effect to the notes offered hereby, will be approximately $6.7 million. Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt will depend on a range of economic, competitive and business factors, many of which are outside our control. Our business may not generate sufficient cash flow from operations to meet our debt service and other obligations. If we are unable to meet our expenses, debt service obligations and other obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets and/or raise equity. We may not be able to refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms or at all, which could cause us to default on our obligations.

Our substantial indebtedness could have important consequences, including the following:

•

it may limit our ability to borrow money or sell stock for our working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes, such as marketing expenditures;

•	it may make it more difficult for us to satisfy our obligations with respect to the notes;

•	a substantial portion of our cash flow from operations will be dedicated to the repayment of our indebtedness and will not be available for other purposes;

•	it may limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	we are and will be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	it may make us more vulnerable to downturns in our business or the economy;

•	it may restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities; and

•	it may limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds or dispose of assets.

All of the debt under our senior secured credit facility is variable-rate debt. However, we entered into interest rate swap transactions that effectively convert substantially all of the term loan to a fixed rate obligation for the remaining term.

The terms of our senior secured credit facility and the indentures governing our existing 10 1/8% senior notes, our senior subordinated notes and the notes may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

The terms of our senior secured credit facility and the indentures governing our existing 10 1/8% senior notes, our senior subordinated notes and the notes contain a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

•	incur or guarantee additional debt;

•	pay dividends and make other restricted payments;

•	create or incur certain liens;

•	make certain investments;

•	engage in sales of assets and subsidiary stock;

•	enter into transactions with affiliates; and

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions.

In addition, our senior secured credit facility requires us to maintain certain financial ratios. As a result of these covenants, we will be limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities or finance future operations or capital needs.

If we fail to comply with the covenants contained in our senior secured credit facility, an event of default, if not cured or waived, could result under our senior secured credit facility, and the lenders thereunder:

•	will not be required to lend any additional amounts to us;

•

could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable and could proceed against the collateral securing our senior secured credit facility; and

•	could require us to apply all of our available cash to repay these borrowings;

any of which could result in an event of default under the existing 10 1/8% senior notes, our senior subordinated notes and the notes.

If the indebtedness under our senior secured credit facility, the existing 10 1/8% senior notes, our senior subordinated notes and the notes were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full.

Despite our substantial indebtedness, we may still be able to incur significantly more debt. This could intensify the risks described above.

The terms of the indentures governing the notes, our existing 10 1/8% senior notes, our senior subordinated notes and our senior secured credit facility contain restrictions on our and our subsidiaries’ ability to incur additional indebtedness. However, these restrictions are subject to a number of important qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. Accordingly, we or our subsidiaries could incur significant additional indebtedness in the future, much of which could constitute secured or senior indebtedness. As of June 30, 2009, we had $98.3 million available for additional borrowing under the revolving loan commitments under our senior secured credit facility, including the subfacility for letters of credit, all of which would be secured. In addition, the covenants under our existing debt agreements and the indenture governing the notes would allow us to borrow a significant amount of additional debt. The more we become leveraged, the more we, and in turn our security holders, become exposed to the risks described above under “—Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from servicing our debt, including payments on the notes offered hereby.”

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

Our ability to pay principal and interest on the notes and to satisfy our other debt obligations will depend upon, among other things:

•

our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control; and

•

the future availability of borrowings under our senior secured credit facility, the availability of which depends on, among other things, our complying with the covenants in our senior secured credit facility.

We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our senior secured credit facility or otherwise, in an amount sufficient to fund our liquidity needs, including the payment of principal and interest on the notes. See “Forward-Looking Statements.”

If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In addition, the terms of existing or future debt agreements, including our senior secured credit facility, the indentures governing the existing 10 1/8% senior notes, our senior subordinated notes and the notes, may restrict us from adopting some of these alternatives. In the absence of sufficient operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due. Furthermore, Apollo and its affiliates have no continuing obligation to provide us with debt or equity financing.

We are a holding company and all of our assets are owned by and all of our net revenues are earned by our direct and indirect subsidiaries. Our ability to repay the notes depends upon the performance of these subsidiaries and their ability to make distributions.

We are a holding company and all of our operations are conducted by our subsidiaries. Therefore, our cash flows and our ability to service indebtedness, including our ability to pay the interest on and principal of the notes when due, will be dependent upon cash dividends and distributions or other transfers from our subsidiaries. Payments to us by our subsidiaries will be contingent upon our subsidiaries’ earnings.

Our subsidiaries are separate and distinct legal entities and, except for the existing and future subsidiaries that will be subsidiary guarantors of the notes, they will have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments.

Your right to receive payments on the notes is effectively junior to those lenders who have a security interest in our assets.

Our obligations under the notes and our guarantors’ obligations under their guarantees of the notes are unsecured. As a result, the notes and the related guarantees will be effectively subordinated to all of our and the guarantors’ secured indebtedness to the extent of the value of the assets securing the indebtedness. Our obligations under our senior secured credit facility and each guarantor’s obligations under their respective guarantees of our senior secured credit facility will be secured by a security interest in substantially all of our domestic tangible and intangible assets and the assets and a portion of the stock of certain of our non-U.S.

subsidiaries. In the event that we or a guarantor are declared bankrupt, become insolvent or are liquidated or reorganized, our obligations under our senior secured credit facility and any other secured obligations will be entitled to be paid in full from our assets or the assets of the guarantor, as the case may be, securing such obligation before any payment may be made with respect to the notes. Holders of the notes would participate ratably in our remaining assets or the remaining assets of the guarantor, as the case may be, with all holders of unsecured indebtedness that are deemed to rank equally with the notes based upon the respective amount owed to each creditor. In addition, if we default under our senior secured credit facility, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the notes, even if an event of default exists under the indenture under which the notes will be issued at such time. Furthermore, if the lenders foreclose and sell the pledged equity interests in any subsidiary guarantor under the notes, then that guarantor will be released from its guarantee of the notes automatically and immediately upon such sale. In any such event, because the notes will not be secured by any of our assets or the equity interests in subsidiary guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. See “Description of Other Indebtedness.”

As of June 30, 2009, we had $649.2 million of senior secured indebtedness (which does not include additional borrowing availability of $98.3 million under the revolving loan commitments under the senior secured credit facility after giving effect to the issuance of $1.7 million of letters of credit). The indenture governing the notes offered hereby permit the incurrence of substantial additional indebtedness by us and our restricted subsidiaries in the future, including secured indebtedness.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under our senior secured credit facility, and indentures governing our existing 10 1/8% senior notes, our senior subordinated notes and the notes, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including our senior secured credit facility, and indentures governing our existing 10 1/8% senior notes, our senior subordinated notes and the notes), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, and the lenders under our revolving credit facility could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to seek to obtain waivers from the required lenders under our senior secured credit facility to avoid being in default. If we breach our covenants under our senior secured credit facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our senior secured credit facility, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. See “Description of Other Indebtedness” and “Description of the Notes.”

The notes are effectively subordinated to all liabilities of our non-guarantor subsidiaries.

The notes are effectively subordinated to indebtedness and other liabilities of our subsidiaries that are not guaranteeing the notes. The notes are not guaranteed by any of our non-U.S. subsidiaries and certain of our U.S. subsidiaries. These non-guarantor subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes, or to make any funds available therefor, whether by dividends, loans, distributions or other payments. In the twelve month period ended June 30, 2009, subsidiaries that are not guaranteeing the notes, contributed $240.1 million and $30.6 million to our net revenues and Segment EBITDA, respectively, and as of June 30, 2009 held $278.5 million of our total assets. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, these non-guarantor subsidiaries will pay the holders of their debts, holders of preferred equity interests and their trade creditors before they will be able to distribute any of their assets to us. Any right that we or the subsidiary guarantors have to receive any assets of any of the non-guarantor subsidiaries upon the liquidation or reorganization of those subsidiaries, and the consequent rights of holders of notes to realize proceeds from the sale of any of those subsidiaries’ assets, will be effectively subordinated to the claims of those subsidiaries’ creditors, including trade creditors and holders of preferred equity interests of those subsidiaries. At June 30, 2009, the non-guarantor subsidiaries had approximately $168.8 million of liabilities, including trade payables but excluding unsecured intercompany borrowings. Our subsidiaries that are not guarantors accounted for approximately $254.2 million, or 18.0%, of our net revenues for fiscal year 2008 and approximately $278.5 million, or 18.5%, of our total assets as of June 30, 2009.

Federal and state fraudulent transfer laws permit a court to void the notes and the guarantees, and, if that occurs, you may not receive any payments on the notes.

The issuance of the notes and the guarantees may be subject to review under federal and state fraudulent transfer and conveyance statutes. While the relevant laws may vary from state to state, under such laws the payment of consideration in the Acquisition, including the proceeds from the issuance of the notes will be a fraudulent conveyance if (1) the consideration was paid with the intent of hindering, delaying or defrauding creditors or (2) we or any of our subsidiary guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the notes or a guarantee, and, in the case of (2) only, one of the following is also true:

•	we or any of our subsidiary guarantors were or was insolvent or rendered insolvent by reason of issuing the notes or the guarantees;

•	payment of the consideration left us or any of our subsidiary guarantors with an unreasonably small amount of capital to carry on the business; or

•	we or any of our subsidiary guarantors intended to, or believed that we or it would, incur debts beyond our or its ability to pay as they mature.

If a court were to find that the issuance of the notes or a guarantee was a fraudulent conveyance, the court could void the payment obligations under the notes or such guarantee or further subordinate the notes or such guarantee to presently existing and future indebtedness of ours or such subsidiary guarantor, or require the holders of the notes to repay any amounts received with respect to the notes or such guarantee. In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the notes. Further, the voidance of the notes could result in an event of default with respect to our other debt and that of our subsidiary guarantors that could result in acceleration of such debt.

The measures of insolvency for purposes of fraudulent conveyance laws vary depending upon the law of the jurisdiction that is being applied. Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be certain as to the standards a court would use to determine whether or not we or the subsidiary guarantors were solvent at the relevant time, or regardless of the standard that a court uses, that the issuance of the notes and the guarantees would not be subordinated to our or any subsidiary guarantor’s other debt.

If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the subsidiary guarantor, the obligations of the applicable subsidiary guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees, subordinate them to the applicable subsidiary guarantor’s other debt or take other action detrimental to the holders of the notes.

We may not be able to repurchase the notes upon a change of control.

Specific kinds of change of control events will be an event of default under the indenture governing the notes unless we make an offer to repurchase all outstanding notes at 101% of their principal amount, plus accrued and unpaid interest, or by exercising our right to redeem such notes, in each case within 30 days of such change of control event. We will be dependent on our subsidiaries for the funds necessary to cure the event of default caused by such change of control event. We and our subsidiaries may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control offer or to redeem the notes. The occurrence of a change of control would also constitute an event of default under our senior secured credit facility and could constitute an event of default under our other indebtedness, including our existing 10 1/8% senior notes and our senior subordinated notes. If indebtedness under our senior secured credit facility were to be accelerated because of an event of default, there can be no assurance that we would be able to repurchase the notes that are tendered upon a change of control offer. In addition, if we seek to obtain waivers from the required lenders under our senior secured credit facility upon a change of control, we may not be able to do so. See “Description of the Notes—Change of Control.”

You may be adversely affected if you fail to exchange old notes.

We will only issue exchange notes in exchange for old notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the old notes and you should carefully follow the instructions on how to tender your old notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the old notes. If you are eligible to participate in this exchange offer and do not tender your old notes or if we do not accept your old notes because you did not tender your old notes properly, then, after we consummate this exchange offer, you will continue to hold old notes that are subject to the existing transfer restrictions and will no longer have any registration rights or be entitled to any additional interest with respect to the old notes. In addition:

•

if you tender your old notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes; and

•

if you are a broker-dealer that receives exchange notes for your own account in exchange for old notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of those exchange notes.

We have agreed that, for a period of 180 days after this exchange offer is consummated, we will make this prospectus available to any broker-dealer for use in connection with any resales of the exchange notes.

After this exchange offer is consummated, if you continue to hold any old notes, you may have difficulty selling them because there will be fewer old notes outstanding.

There may be no active trading market for the notes, and if one develops, it may not be liquid.

The exchange notes will constitute new issues of securities of the same class as the old notes for which there is no established trading market. The exchange notes will not be fungible with our existing 10 1/8% senior notes. We do not intend to list the exchange notes on any national securities exchange or to seek the admission of the exchange notes for quotation through an automated quotation system. Although the initial purchasers have advised us that they intend to make a market in the old notes and the exchange notes, they are not obligated to do so and may discontinue such market making activity at any time without notice. In addition, market making activity will be subject to limits imposed by the Securities Act and the Exchange Act, and may be limited during the exchange offer and the pendency of any shelf registration statement. There can be no assurance as to the development or liquidity of any market for the old notes or the exchange notes, the ability of the holders of the old notes or the exchange notes to sell their old notes or exchanges notes or the price at which the holders would be able to sell their old notes or the exchange notes. The liquidity of the trading market in the exchange notes, and the market price quoted for the exchange notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the exchange notes. In addition, if a large amount of old notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate this exchange offer would reduce liquidity and could lower the market price of the exchange notes.

Future trading prices of the notes will depend on many factors, including:

•	our operating performance and financial condition;

•	our ability to complete the offer to exchange the old notes for the exchange notes;

•	the interest of securities dealers in making a market; and

•	the market for similar securities.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes offered hereby. The market for the notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the value of your notes.

Risks Relating to Our Business

We have experienced net losses.

Since the consummation of the Acquisition in October 2005, we have had a history of net losses. For the years ended December 31, 2006, December 31, 2007 and December 31, 2008, we had net losses attributable to us of $438.2 million, $191.1 million and $88.7 million, respectively. We cannot assure you that we will not continue to report net losses in future periods.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

As part of the Acquisition, we made a special tax election referred to as a “338(h)(10) election” with respect to the companies constituting the Predecessor. Under the 338(h)(10) election, the companies constituting the Predecessor were deemed for U.S. federal income tax purposes to have sold and repurchased their assets at fair market value. By adjusting the tax basis in such assets to fair market value for U.S. federal income tax purposes, the aggregate amount of our tax deductions for depreciation and amortization increased, which we expect to reduce our cash taxes in the future. We expect that tax deductions attributable to the 338(h)(10) election to be up to approximately $120 million per year ending in 2020. However, our ability to utilize these deductions in any taxable period will be limited by the amount of taxable income we earn in such period. In addition, pursuant to Section 382 of the Internal Revenue Code, if we undergo an “ownership change” (generally defined as a greater than 50% change (by value) in our stock ownership within a three-year period), our ability to use our pre-change net operating loss carryforwards (including those attributable to the 338(h)(10) election) and certain other pre-change tax attributes to offset our post-change income may be limited. Similar rules and limitations may apply for state tax purposes as well. The rules under Section 382 are highly complex, and we cannot give you any assurance that any transfers of our stock will not trigger an “ownership change” and cause such limitation to apply.

We will need to implement financial and disclosure control procedures and corporate governance practices to comply with the requirements of the Sarbanes-Oxley Act of 2002.

Commencing with our Annual Report on Form 10-K for the year ending December 31, 2009, we will become subject to the auditor attestation of management’s report on internal controls requirement under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related SEC rules. Although the Annual Report on Form 10-K for the year ended December 31, 2008 does include management’s report on the effectiveness of our internal controls over financial reporting, management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC. Accordingly, our 2008 financial statement audit was significantly less in scope than an integrated audit pursuant to Section 404 of the Sarbanes-Oxley Act which will include an audit of our internal controls over financial reporting. A financial statement audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal controls. To ensure our ability to provide timely and reliable financial reports and our ability to certify as to, and our auditors ability to attest to, the effectiveness of our internal controls over financial reporting, we have established an audit committee and we will need to continue to develop further our accounting and financial capabilities, as well as the continued development of certain documentation, systems and other controls. Failure to establish the necessary controls and procedures would make it difficult to comply with SEC rules and regulations with respect to internal controls over financial reporting that could lead to a loss of confidence in the reliability of our financial statements. Further, the actual costs of implementing the necessary policies and procedures could exceed our current estimates, which could have an adverse effect on our financial condition, results of operations and cash flows.

We must replace the customers we lose in the ordinary course of business and if we fail to do so our revenue may decline and our customer base will decline.

We lose a substantial number of our customers each year in the ordinary course of business. The loss of customers may occur due to numerous factors, including:

•	changing customer preferences;

•	competitive price pressures;

•	general economic conditions;

•	customer dissatisfaction;

•	credit or debit card holder turnover; and

•	marketing partner and customer turnover.

Additionally, we expect to continue to see a net loss of members and end-customers as we continue our strategy to focus on overall profitability and generating higher revenue from each member rather than the size of our member base. Failure to obtain new customers who produce revenue at least equivalent to the revenue from the lost customers would result in a reduction in our revenue as well as a decrease in the number of our customers. Because of the large number of customers we need to replace each year, there can be no assurance that we can successfully replace them. In addition, even if we are successful in adding new customers to replace lost revenues, our profitability may still decline.

We depend on various third-party vendors to supply certain products and services that we market. The failure of these vendors to provide these products or services could result in customer dissatisfaction and harm our business and financial condition.

We depend on various third-party vendors to supply the products and services that we market. Many of our third-party vendors are independent contractors. As a result, the quality of service they provide is not entirely within our control. If any third-party vendor were to cease operations, or terminate, breach or not renew its contract with us, we may not be able to substitute a comparable third-party vendor on a timely basis or on terms favorable to us. Additionally, if any third-party vendor suffers interruptions, delays or quality problems, it could result in negative publicity and customer dissatisfaction which could reduce our revenues and profitability. With respect to the insurance programs that we offer, we are dependent on the insurance carriers that underwrite the insurance to obtain appropriate regulatory approvals. If we are required to use an alternative insurance carrier, it may materially increase the time required to bring an insurance related product to market. As we are generally obligated to continue providing our products and services to our customers even if we lose a third-party vendor, any disruption in our product offerings could harm our reputation and result in customer dissatisfaction. Replacing existing third-party vendors with more expensive third-party vendors could increase our costs and reduce our profitability.

We derive a substantial amount of our revenue from the members and end-customers we obtained through only a few of our marketing partners. If one or more of our agreements with our marketing partners were to be terminated or expire, or one or more of our marketing partners were to reduce the marketing of our services, we would lose access to prospective members and end-customers and could lose sources of revenue.

Although we market our programs and services through over 5,500 marketing partners, we derive a substantial amount of our net revenue from the customers we obtained through only a few of these marketing partners. For the year ended December 31, 2008, we derived approximately 52% of our net revenues from members and end-customers we obtained through 10 of our marketing partners. Our largest marketing partner, JPMorgan Chase, and its end-customers accounted for 10.4% of total revenues for the year ended December 31, 2008.

Many of our key marketing partner relationships are governed by agreements that may be terminated without cause by our marketing partners upon notice of as few as 90 days without penalty. Some of our agreements may be terminated by our marketing partners upon notice of as few as 30 days without penalty. Moreover, under many of these agreements, our marketing partners may cease or reduce their marketing of our services without terminating or breaching our agreements. Further, in the ordinary course of business, at any given time, one or more of our contracts with key marketing partners may be selected for bidding through a request for proposal process. A loss of our key marketing partners, a cessation or reduction in their marketing of our services or a decline in their businesses could have a material adverse effect on our future revenue from existing services of which such marketing partner’s customers are customers of ours and on our ability to further market new or existing services through such marketing partner to prospective customers. There can be no assurance that one or more of our key or other marketing partners will not terminate their relationship with us, cease or reduce their marketing of our services or suffer a decline in their business. If a key marketing partner terminates or does not renew its relationship with us and we are required to cease providing our services to its customers, then we could lose significant sources of revenue.

Our typical membership products agreements with marketing partners provide that after termination of the contract we may continue to provide our services to existing members under the same economic arrangements that existed before termination. Under certain of our insurance products agreements, however, marketing partners may require us to cease providing services to existing customers after time periods ranging from 90 days to five years after termination of the agreement. Also, under agreements with our marketing partners for which we market under a wholesale arrangement and have not incurred any marketing expenditures, our marketing partners generally may require us to cease providing services to existing customers upon termination of the wholesale arrangement. Further, marketing partners under certain agreements also may require us to cease providing services to their customers under existing arrangements if the contract is terminated for material breach by us. If one or more of these marketing partners were to terminate our agreements with them, and require us to cease providing our services to customers, then we could lose significant sources of revenue.

Our profitability depends on members and end-customers continuing their relationship with us. Increased loss of customers could impair our profitability.

We generally incur losses and negative cash flow during the initial year of an individual retail member or end-customer relationship, as compared to renewal years. This is due primarily to the fact that the costs associated with obtaining and servicing a new retail member and end-customer often exceed the fee paid to us for the initial year. In addition, we experience a higher percentage of cancellations during the initial period as compared to renewal periods. Members and end-customers may cancel their arrangement at any time during the program period and, for our annual bill customers, we are typically obligated to refund the unused portion of their annual program fee. Additionally, an increase in cancellations of our members’ credit cards by credit card issuers as a result of payment delinquencies or for any other reason, could result in a loss of members and reduce our revenue and profitability. Accordingly, our profitability depends on recurring and sustained renewals and an increase in the loss of members or end-customers could result in a loss of significant revenues and reduce our profitability.

We depend, in part, on credit card processors to obtain payments for us. If our credit card processors are interrupted in any way it could result in delays in collecting payments.

We depend, in part, on credit card processors to obtain payments for us. The credit card processors operate pursuant to agreements that may be terminated with limited prior notice. In the event a credit card processor ceases operations or terminates its agreement with us, there can be no assurance a replacement credit card processor could be retained on a timely basis, if at all. Any service interruptions, delays or quality problems could result in delays in collecting payments, which could result in reduced revenues and profitability.

The increase in the share of monthly payment programs in our program mix may adversely affect our cash flows.

We have traditionally marketed membership programs which have up-front annual membership fees. However, over the last five years, we expanded our marketing of membership programs for which membership fees are payable in monthly installments. Approximately 72% of our new member enrollments for the six months ended June 30, 2009 were in monthly payment programs. Our increased emphasis on monthly payment programs adversely affects our cash flow in the short term because the membership fee is collected over the course of the year as opposed to at the beginning of the membership term as with annual billing.

We may be unable to achieve annual Adjusted EBITDA growth in future periods.

We may not be able to achieve annual Adjusted EBITDA growth in future periods. A variety of risks and uncertainties could cause us to not achieve Adjusted EBITDA growth, including, among others, business, economic and competitive risks and uncertainties discussed under “Risk Factors” and “Forward-Looking Statements.” Without limiting the risks and uncertainties in order to achieve Adjusted EBITDA growth in future periods, we must continue to implement our business strategy, achieve our target minimum returns on investment for all of our marketing expenditures, maintain or exceed the renewal rate and profitability of our customer base, retain our key marketing partners and expand these relationships, grow our international operations and have no material adverse developments that would increase our cost structure or material adverse developments in the regulatory environment in which we operate. Accordingly, we can not assure you that we will be able to achieve Adjusted EBITDA growth for any future period.

Our business is highly competitive. We may be unable to compete effectively with other companies in our industry that have financial or other advantages and increased competition could lead to reduced market share, a decrease in margins and a decrease in revenue.

We believe that the principal competitive factors in our industry include the ability to identify, develop and offer innovative membership, insurance, package enhancement and loyalty programs, products and services, the quality and breadth of membership, insurance, package enhancement and loyalty programs, products and services offered, competitive pricing and in-house marketing expertise. Our competitors offer programs, products and services similar to, or which compete directly with, those offered by us. These competitors include, among others, Aegon, Vertrue, Intersections, Assurant, Webloyalty and Card Protection Plan. In addition, we could face competition if our current marketing partners were to develop and market their own in-house programs, products and services similar to ours. In addition, certain of our marketing partners (who may have greater financial resources and less debt than we do) have attempted, or are attempting, to market and/or provide certain competitive products to their customers, which marketing and servicing of such products historically were provided by us.

Some of these existing and potential competitors have substantially larger customer bases and greater financial and other resources than we do. There can be no assurance that:

•	our competitors will not increase their emphasis on programs similar to those we offer;

•	our competitors will not provide programs comparable or superior to those we provide at lower costs to customers;

•	our competitors will not adapt more quickly than we do to evolving industry trends or changing market requirements;

•	new competitors will not enter the market; or

•	other businesses (including our current marketing partners) will not themselves introduce in-house programs similar to those we offer.

In order to compete effectively with all of these competitors, we must be able to provide superior programs and services at competitive prices. In addition, we must be able to adapt quickly to evolving industry trends, a changing market, and increased regulatory requirements. Our ability to grow our business may depend on our ability to develop new programs and services that generate consumer interest. Failure to do so could result in our competitors acquiring additional market share in areas of consumer interest. Any increase in competition could result in price reductions, reduced gross margin and loss of market share.

Additionally, because contracts between marketing partners and program providers are often exclusive with respect to a particular program, potential marketing partners may be prohibited for a period of time from contracting with us to promote a new program if the benefits and services included in our program are similar to, or overlap with, the programs and services provided by an existing program of a competitor.

Internationally, our package programs have been primarily offered by some of the largest financial institutions in Europe. As these banks attempt to increase their own net revenues and margins, we have experienced significant price reductions from what we had previously been able to charge these institutions for our programs when our agreements come up for renewal. This pricing pressure on our international package offerings may continue in the future, thereby lowering the contribution to our operating results from such programs in the future.

Our business is increasingly subject to U.S. and foreign governmental regulation, which could impede our ability to market our programs and services and reduce our profitability.

We market our programs and services through various distribution media, including direct mail, online marketing, point-of-sale marketing, telemarketing and other methods. These media are regulated at both federal and state levels and we believe that these media will be subject to increasing regulation, particularly in the area of consumer privacy. Such regulation may limit our ability to solicit or sign up new customers or to offer products or services to existing customers.

Our U.S. membership and insurance products are subject to extensive regulation and oversight by the Federal Trade Commission (the “FTC”), the Federal Communications Commission (the “FCC”), state attorneys general and other state regulatory agencies, including state insurance regulators. Our programs and services involve the use of nonpublic personal information that is subject to federal consumer privacy laws, such as the Financial Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act (“GLB”), and various state laws governing consumer privacy, such as California’s SB 1, SB 1386 and others. Additionally, telemarketing of our programs and services is subject to federal and state telemarketing regulations, including the FTC’s Telemarketing Sales Rule, the FCC’s Telephone Consumer Protection Act and implementing regulations, as well as various state telemarketing laws and regulations. Furthermore, our insurance products are subject to various state laws and regulations governing the business of insurance, including, without limitation, laws and regulations governing the administration, underwriting, marketing, solicitation or sale of insurance programs. Additional federal or state laws, including subsequent amendments to existing laws, could impede our ability to market our programs and services and reduce our revenues and profitability.

The telemarketing industry has become subject to an increasing amount of federal and state regulation as well as general public scrutiny. For example, the Federal Telephone Consumer Protection Act of 1991 limits the hours during which telemarketers may call customers and prohibits the use of automated telephone dialing equipment to call certain telephone numbers. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 and FTC regulations prohibit deceptive, unfair or abusive practices in telemarketing sales. The FTC’s 2003 Amendment to its Telemarketing Sales Rule created a national “Do-Not-Call” Registry, which became effective October 1, 2003, and certain states have enacted separate “Do-Not-Call” Registries. Both the FTC and state attorneys general have authority to prevent telemarketing activities deemed by them to be “unfair or deceptive acts or practices.” Further, some states have enacted laws, and others are considering enacting laws, targeted directly at regulating telemarketing practices, including the creation of “Do-Not-Call” Registries, and any such laws could adversely affect or limit our operations. Additionally, individuals in the U.K. and other European countries have rights to prevent direct marketing to them by telephone, fax or email.

Likewise, in the U.K. and the European Union, our marketing operations are subject to regulation, including data protection legislation restricting the use and transmission of customers’ personal information, regulation of unsolicited marketing using electronic communications and financial services regulation of insurance intermediaries. In particular, in the U.K., the sale of our insurance products is regulated by the Financial Services Authority.

Compliance with these federal, state and foreign regulations is generally our responsibility, and we could be subject to a variety of enforcement and/or private actions for any failure to comply with such regulations. Any changes to such regulations could materially increase our compliance costs. The risk of our noncompliance with any rules and regulations enforced by a federal or state consumer protection authority or an enforcement agency in a foreign jurisdiction may subject us or our management to fines or various forms of civil or criminal prosecution, any of which could impede our ability to market our programs and services and reduce our revenues and profitability. Certain types of noncompliance may also result in giving our marketing partners the right to terminate certain of our contracts. Also, the media often publicizes perceived noncompliance with consumer protection regulations and violations of notions of fair dealing with customers, and our industry is susceptible to peremptory charges by the media and others of regulatory noncompliance and unfair dealing. In addition, consumer complaints with respect to our industry have resulted and may result in state and federal regulatory and other investigations. For example, on May 27, 2009, the U.S. Senate Committee on Commerce, Science, and Transportation (the “Committee”) initiated an investigation into two of our competitors, Vertrue Inc. and Webloyalty.com, Inc., in connection with their e-commerce marketing practices. On July 10, 2009, the Committee expanded the scope of its investigation to include Affinion and requested us to provide certain information about our online marketing practices. Over the past several years, there has also been proposed legislation in several states that may interfere with our marketing practices. For example, over the past several years many states have proposed legislation that would allow customers to limit the amount of unsolicited direct mail they receive. To date, we are not aware of any state that has actually passed legislation that would create a “Do-Not-Mail” registry or which would otherwise allow customers to restrict the amount of unsolicited direct mail that they receive. We believe there are four states that are currently considering some form of “Do-Not-Mail” legislation. If such legislation is passed in one or more states, it could impede our ability to market our programs and services and reduce our revenues and profitability.

We are subject to legal actions that could require us to incur significant expenses and, if resolved adversely to us, could impede our ability to market our programs and services, result in a loss of members and end-customers, reduce revenues and profitability and damage our reputation.

We are involved in claims, legal proceedings and governmental inquiries related to employment matters, contract disputes, business practices, trademark and copyright infringement claims and other commercial matters. We are also parties to a number of class action lawsuits, each of which alleges that we violated certain federal and/or state consumer protection statutes. While we cannot predict the outcome of pending suits, claims, investigations and inquiries, the cost of responding to and defending such suits, as well as the ultimate resolution of any of these matters, could require us to incur significant expenses and, if resolved adversely to us, could impede our ability to market our programs and services, result in a loss of members and end-customers, reduce revenues and profitability and damage our reputation. In addition, although Cendant has agreed to indemnify us (which indemnification obligation has been assumed by Wyndham and Realogy as successors to various segments of Cendant’s business), with respect to certain litigation and compliance with law matters in connection with the purchase agreement, these indemnification obligations are subject to certain limitations and restrictions (the “Cendant Indemnification”). Although we have accrued legal and professional fees of $3.2 million as of June 30, 2009, a portion of which relates to accruals for legal actions, there can be no assurance that these accruals will be sufficient to satisfy all related claims and expenses or any claims in excess of the Cendant Indemnification.

We rely on our marketing partners to provide limited customer information to us for certain marketing purposes and to approve our marketing materials. If our marketing partners make significant changes to the materials that decrease results or if they limit the information that they provide to us, our ability to generate new customers may be adversely affected.

Certain of our marketing efforts depend in part on certain limited customer information being made available to us by our marketing partners. There can be no assurance that our marketing partners will, or will be able to, continue to provide us with the use of such customer information.

Our marketing efforts are largely dependent on obtaining approval of the solicitation materials from our marketing partners. We market our programs and services based on tested marketing materials, and any significant changes to those materials that are required by our marketing partners could negatively affect our results. The material terms of each marketing campaign must be mutually agreed upon by the parties. There can be no assurance that we will obtain approvals of our marketing materials from our marketing partners, and the failure to do so could impede our ability to market our programs and services, result in a loss of members and end-customers, and reduce our revenues and profitability.

A significant portion of our business is conducted with financial institution marketing partners. A prolonged downturn or continuing consolidation in the financial institution industry may have an adverse impact on our business.

Our future success is dependent in large part on continued demand for our programs and services within our marketing partners’ industries. In particular, the end-customers of our financial institution marketing partners accounted for a significant amount of our customers and revenues in 2008 and in the first six months of 2009. In recent years, a number of our existing financial institution marketing partners have been acquired by or merged with other financial institutions. In the event one of our marketing partners undergoes a consolidation and the consolidated financial institution does not have an agreement with us or does not wish to continue marketing with us, we could experience an adverse impact on our revenue. In addition, the consolidation of financial institutions may result in increased leverage to pressure us to lower our prices. If consolidated marketing partners pressure us to lower our prices, we may experience an adverse impact on our revenue. Consolidation may also lead to fewer potential customers of marketing partners to whom we can sell our programs and services. Therefore, a significant and prolonged downturn in the industry, a trend in that industry to reduce or eliminate its use of our programs, products and services, or further consolidation in the industry leading customers to use fewer credit cards could result in a loss of members and end-customers and reduce our revenues and profitability. In addition, some of our financial institution marketing partners are in the mortgage business. Although the end-customers of our marketing partners in the mortgage business accounted for less than 1.3% of our revenues for the year ended December 31, 2008, a continuing and prolonged downturn in the mortgage industry could reduce our revenues and profitability.

In addition, Congress recently passed, and President Obama signed, the “Credit CARD Act of 2009” which will become effective in February 2010. The Credit CARD Act of 2009 prohibits, among other things, certain fees and increases in interest rates that may be charged by credit card issuers. While the impact of this new legislation remains uncertain, this law could have the effect of causing credit card issuers to limit or lower available credit limits, terminate certain less profitable customers’ credit cards and raise annual credit card fees, which could in turn result in customers’ terminating their credit cards. The current macro-economic environment could exacerbate these effects, leading to increased charge-offs by credit card issuers. All of these potential effects could adversely affect our ability to attract new customers and bill and maintain existing customers.

We may lose members or end-customers and significant revenue if we reduce our planned expenditures to grow our business, our existing services become obsolete, or if we fail to introduce new services with broad consumer appeal or fail to do so in a timely or cost-effective manner.

Our growth depends upon investing in our business. Although revenue from our existing customer base has historically generated over 80% of our next twelve months net revenue, we cannot assure you that this will continue. Accordingly, our growth will depend on our developing and successfully introducing new products and services that generate member and end-customer interest. Our failure to invest in our business, introduce these products or services or to develop new products or services, or the introduction or announcement of new products or services by competitors, could render our existing offerings noncompetitive or obsolete. There can be no assurance that we will be successful in developing or introducing new products and services. Our failure to develop, introduce or expand our products and services or to make other investments in our business, such as marketing or capital expenditures, could result in a loss of members and end-customers and reduce our revenues and profitability.

Our failure to protect private data could damage our reputation and cause us to expend capital and other resources to protect against future security breaches.

Certain of our services are based upon the collection, distribution and protection of sensitive private data. Unauthorized users might access that data, and human error or technological failures might cause the wrongful dissemination of that data. If we experience a security breach, the integrity of certain of our services may be affected and such a breach could violate certain of our marketing partner agreements. We have incurred, and may incur in the future, significant costs to protect against the threat of a security breach. We may also incur significant costs to alleviate problems that may be caused by future breaches. Any breach or perceived breach could subject us to legal claims from marketing partners or customers under laws (such as California’s SB 1386 and regulations promulgated by the Financial Services Authority in the U.K. and European data protection regimes) that govern breaches of electronic data systems containing non-public personal information. There is no assurance that we would prevail in such litigation. Moreover, any public perception that we have engaged in the unauthorized release of, or have failed to adequately protect, private information could adversely affect our ability to attract and retain marketing partners, members and end-customers. In addition, unauthorized third parties might alter information in our databases, which would adversely affect both our ability to market our services and the credibility of our information.

Our success and growth depends to a significant degree upon intellectual property rights.

We have a significant intellectual property portfolio and have allocated considerable resources toward intellectual property maintenance, prosecution and enforcement. We may be unable to deter infringement or misappropriation of our data and other proprietary information, detect unauthorized use or take appropriate steps to enforce our intellectual property rights. Any unauthorized use of our intellectual property could make it more expensive for us to do business and consequently harm our business. Failure to protect our existing intellectual property rights may result in the loss of valuable technologies or having to pay other companies for infringing on their intellectual property rights. We rely on patent, trade secret, trademark and copyright law as well as judicial enforcement to protect such technologies. Some of our technologies are not covered by any patent or patent application. In addition, our patents could be successfully challenged, invalidated, circumvented or rendered unenforceable. Furthermore, pending patent applications may not result in an issued patent, or if patents are issued to us, such patents may not provide meaningful protection against competitors or against competitive technologies. We also license patent rights from third parties. To the extent that such third parties cannot protect and enforce the patents underlying such licenses or, to the extent such licenses are cancelled or not renewed, our competitive position and business prospects may be harmed.

We could face patent infringement claims from our competitors or others alleging that our processes or programs infringe on their proprietary technology. If we were subject to an infringement suit, we may be required to (1) incur significant costs to license the use of proprietary technology, (2) change our processes or programs or (3) stop using certain technologies or offering the infringing program entirely. Even if we ultimately prevail in an infringement suit, the existence of the suit could cause our customers to seek other programs that are not subject to infringement suits. Any infringement suit could result in significant legal costs and damages, impede our ability to market or provide existing programs or create new programs, reduce our revenues and profitability and damage our reputation.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some foreign countries. In some countries we do not apply for patent, trademark, or copyright protection. We also rely upon unpatented proprietary expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. While we generally enter into confidentiality agreements with our employees and third parties to protect our intellectual property, such confidentiality agreements could be breached and may not provide meaningful protection for our trade secrets or proprietary expertise. Adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and expertise. In addition, others may obtain knowledge of our trade secrets through independent development or other access by legal means. The failure of our patents or confidentiality agreements to protect our processes, apparatuses, technology, trade secrets and proprietary expertise and methods could jeopardize our critical intellectual property which could give our competitors an advantage in the marketplace, reduce our revenues and profitability and damage our reputation.

Our business is highly dependent on our existing computer, billing, communications and other technological systems. Any temporary or permanent loss of any of our systems could have a negative effect on our business, financial condition and results of operations.

Our business depends upon ongoing investments in advanced computer database and telecommunications technology as well as upon our ability to protect our telecommunications and information technology systems against damage or system interruptions from natural disasters, technical failures and other events beyond our control. In order to compete effectively and to meet our marketing partners’ and customers’ needs, we must maintain our systems as well as invest in improved technology. A temporary or permanent loss of any of our systems or networks could cause significant damage to our reputation and could result in a loss of revenue.

In addition, we receive credit data electronically, and this delivery method is susceptible to damage, delay or inaccuracy. A significant portion of our business involves telephonic customer service as well as mailings, both of which depend upon the data generated from our computer systems. Unanticipated problems with our telecommunications and information technology systems may result in a significant system outage or data loss, which could interrupt our operations. Our infrastructure may also be vulnerable to computer viruses, hackers or other disruptions entering our systems from the credit reporting agencies, our marketing partners and members and end-customers or other authorized or unauthorized sources. Any damage to our telecommunications and information technology systems, failure of communication links or other loss that causes interruption in, or damage to, our operations could impede our ability to market our programs and services, result in a loss of members and end-customers and reduce our revenues and profitability.

If we are unable to meet the rapid changes in technology, our services and proprietary technology and systems may become obsolete.

Due to the cost and management time required to introduce new services and enhancements, we may not be able to respond in a timely manner to avoid becoming uncompetitive. To remain competitive, we must meet the challenges of the introduction by our competitors of new services using new technologies or the introduction of new industry standards and practices. Additionally, the vendors we use to support our technology may not provide the level of service we expect or may not be able to provide their product or service on commercially reasonable terms or at all.

We depend, in part, on the postal and telephone services we utilize to market and service our programs. An interruption of, or an increase in the billing rate for, such services could adversely affect our business.

We depend, in part, on the postal and telephone services we utilize to market and service our programs. An interruption of, or an increase in the billing rate for, such services could increase our costs and expenses and reduce our profitability.

We market and service our programs by various means, including through mail and via telephone. Accordingly, our business is dependent on the postal and telephone services provided by the U.S. Postal Service and various local and long distance telephone companies. Any significant interruption of such services or any limitations in their ability to provide us with increased capacity could impede our ability to market our programs and services, result in a loss of members and end-customers and reduce our revenues and profitability. In addition, the U.S. Postal Service increases rates periodically and significant increases in rates could adversely impact our business.

We may not realize anticipated benefits from recent or future acquisitions or have the ability to complete future acquisitions.

From time to time, we pursue acquisitions as a means of enhancing our scale and market share. The success of our acquisition strategy will depend upon our ability to find suitable acquisition candidates on favorable terms and to finance and complete these transactions. In addition, upon completion of an acquisition, we may encounter a variety of difficulties, including trouble integrating the acquired business into our operations, the possible defection of a significant number of employees, the loss in value of acquired intangibles, the diversion of management’s attention and unanticipated problems or liabilities. These difficulties may adversely affect our ability to realize anticipated cost savings and revenue growth from our acquisitions. In addition, acquisitions may not be as accretive to our earnings as we expect or at all, and may negatively impact our results of operations through, among other things, the incurrence of debt to finance any acquisition, non-cash write-offs of goodwill or intangibles and increased amortization expenses in connection with intangible assets. Acquisition integration activities can also put further demands on management, which could negatively impact operating results.

We have a limited history of conducting certain of our international operations, which are subject to additional risks not encountered when doing business in the U.S., and our exposure to these risks will increase as we expand our international operations.

We have a limited history of conducting certain of our international operations, which involve risks that may not exist when doing business in the U.S. In order to achieve widespread acceptance in each country we enter, we must tailor our services to the unique customs and cultures of that country. Learning the customs and cultures of various countries, particularly with respect to consumer preferences, is a difficult task and our failure to do so could slow our growth in international markets.

In addition, we are subject to certain risks as a result of having international operations, and from having operations in multiple countries generally, including:

•	delays in the development of the Internet as a broadcast, advertising and commerce medium in overseas markets;

•

difficulties in staffing and managing operations due to distance, time zones, language and cultural differences, including issues associated with establishing management systems infrastructure in various countries;

•	differences and unexpected changes in regulatory requirements and exposure to local economic conditions;

•	fluctuations in foreign currency exchange rates;

•	preference of local populations for local providers;

•

restrictions on the withdrawal of non-U.S. investment and earnings, including potentially substantial tax liabilities if we repatriate any of the cash generated by our international operations back to the U.S.;

•	diminished ability to legally enforce our contractual rights;

•	currency exchange restrictions; and

•	withholding and other taxes on remittances and other payments by subsidiaries.

We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations and consequently on our business, financial condition and results of operations.

Our future success depends on our ability to retain our key employees.

We are dependent on the services of Nathaniel J. Lipman, our President and Chief Executive Officer, and other members of our senior management team to remain competitive in our industry. The loss of Mr. Lipman or any other member of our senior management team could have an adverse effect on us. There is a risk that we will not be able to retain or replace these key employees. All of our current executive officers are subject to employment conditions or arrangements that contain post-employment non-competition provisions. However, these arrangements permit the employees to terminate their employment without notice.

We are controlled by Apollo who will be able to make important decisions about our business and capital structure.

Approximately 97% of the common stock of Holdings is held by investment funds affiliated with Apollo Management V, L.P. (“Apollo”). As a result, Apollo controls us and has the power to elect a majority of the members of our board of directors, appoint new management and approve any action requiring the approval of the holders of Holdings’ stock, including approving acquisitions or sales of all or substantially all of our assets. The directors elected by Apollo have the ability to control decisions affecting our capital structure, including the issuance of additional capital stock, the implementation of stock repurchase programs, the declaration of dividends and the purchase of our indebtedness or Holdings’ indebtedness, in each case, subject to the terms of our senior secured credit facility and the indentures governing our existing 10 1/8% senior notes, our senior subordinated notes and the notes. Additionally, Apollo is in the business of investing in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Apollo may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

THE EXCHANGE OFFER

Purpose and Effect of this Exchange Offer

In connection with the issuance of the old notes, we and the guarantors of the old notes entered into a registration rights agreement with the initial purchasers of the old notes. Under that agreement, we agreed to use commercially reasonable efforts to file a registration statement related to the exchange of old notes for exchange notes with the SEC on or before the 180th day after June 5, 2009 and to cause the registration statement to become effective under the Securities Act on or prior to the 300th day after June 5, 2009.

The registration statement of which this prospectus forms a part was filed in compliance with the obligations under this registration rights agreement. The exchange notes will have terms substantially identical to the old notes except the exchange notes will not contain terms with respect to transfer restrictions and registration rights and we will not be obligated to pay additional interest as described in the registration rights agreements.

Under the circumstances set forth below, we will use our commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the old notes and to keep the shelf registration statement effective for a period of two years or such until such time as all of the old notes (a) have been sold thereunder or (b) can be sold under Rule 144 of the Securities Act, without any limitations. These circumstances include:

•	because of any change in current law or SEC policy, we are not permitted to effect this exchange offer;

•	this exchange offer is not consummated within 30 business days of the 300th date after June 5, 2009; or

•	any holder of old notes who is not able to participate in this exchange offer so requests in writing on or before the 60th day after the consummation of this exchange offer.

Each holder of old notes that wishes to exchange such old notes for transferable exchange notes in this exchange offer will be required to make the following representations:

•	that any exchange notes to be received by it will be acquired in the ordinary course of its business;

•

that at the time of the commencement of the registered exchange offer it had no arrangement or understanding with any person to participate in the distribution (within the meaning of Securities Act) of exchange notes in violation of the Securities Act;

•

that it is not an “affiliate,” as defined in Rule 405 under the Securities Act, of ours, or if it is an affiliate of ours, that it will comply with the applicable registration and prospectus delivery requirements of the Securities Act;

•	if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of exchange notes; and

•

if such holder is a broker-dealer, that it will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities and that it will deliver a prospectus in connection with any resale of such exchange notes.

Resale of Exchange Notes

Based on interpretations of the SEC staff set forth in no action letters issued to unrelated third parties, we believe that exchange notes issued under this exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	such holder is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	such exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of such exchange notes.

Any holder who tenders in this exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

•	cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in this exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The notes may not be sold under state securities laws unless the shares have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirement is available. Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act. Please read the section captioned “Plan of Distribution” for more details regarding these procedures for the transfer of exchange notes.

Terms of this Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any old notes properly tendered and not withdrawn prior to the expiration date. We will issue a like principal amount of exchange notes in exchange for the principal amount of old notes surrendered under this exchange offer.

The form and terms of the exchange notes will be substantially identical to the form and terms of the old notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and we will not be obligated to pay additional interest as described in the registration rights agreement. The exchange notes will evidence the same debt as the old notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the old notes. Consequently, the old notes and the exchange notes will be treated as a single class of debt securities under the indenture.

This exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

As of the date of this prospectus, $150.0 million aggregate principal amount of the old notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in this exchange offer.

We intend to conduct this exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934 and the rules and regulations of the SEC. Old notes that are not tendered for exchange in this exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the applicable indenture relating to the old notes.

We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to such holders.

Subject to the terms of the registration rights agreements, we expressly reserve the right to amend or terminate this exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “—Certain Conditions to this Exchange Offer.”

Holders who tender old notes in this exchange offer will not be required to pay brokerage commissions or fees, or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than those transfer taxes described below, in connection with this exchange offer. It is important that you read the section labeled “—Fees and Expenses” below for more details regarding fees and expenses incurred in this exchange offer.

Expiration Date; Extensions; Amendments

This exchange offer will expire at 5:00 p.m., New York City time on             , 2009, unless in our sole discretion, we extend it. The exchange notes issued pursuant to this exchange offer will be delivered promptly following the expiration date to the holders who validly tender their old notes.

In order to extend this exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify in writing or by public announcement the registered holders of old notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•

to delay accepting for exchange any old notes, to extend this exchange offer or to terminate this exchange offer and to refuse to accept old notes not previously accepted if any of the conditions set forth below under “—Certain Conditions to this Exchange Offer” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

•	subject to the terms of the registration rights agreement, to amend the terms of this exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice or public announcement thereof to the registered holders of old notes. If we amend this exchange offer in a manner that we determine to constitute a material change, including the waiver of a material condition, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of old notes of such amendment and will extend this exchange offer to the extent required by law, if necessary. Generally we must keep this exchange offer open for at least five business days after a material change. Pursuant to Rule 14e-1(b) under the Exchange Act, if we increase or decrease the percentage of old notes being sought, we will extend this exchange offer for at least ten business days from the date that notice of such increase or decrease is first published, sent or given by us to holders of the old notes. We currently do not intend to decrease the percentage of old notes being sought.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of this exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a timely press release to a financial news service.

Certain Conditions to this Exchange Offer

Despite any other term of this exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for, any old notes, and we may terminate this exchange offer as provided in this prospectus before accepting any old notes for exchange if in our reasonable judgment:

•

the exchange notes to be received will not be tradable by the holder without restriction under the Securities Act or the Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	this exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

•

any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to this exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with this exchange offer.

In addition, we will not be obligated to accept for exchange the old notes of any holder that prior to the expiration of the exchange offer has not made:

•	the representations described under “—Purpose and Effect of this Exchange Offer”, “—Procedures for Tendering” and “Plan of Distribution,” and

•

such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right, at any time or at various times on or prior to the scheduled expiration date of the exchange offer, to extend the period of time during which this exchange offer is open. Consequently, we may delay acceptance of any old notes by giving oral or written notice of such extension of the expiration date to the registered holders of the old notes in accordance with the notice procedures described in the following paragraph. During any such extensions, all old notes previously tendered will remain subject to this exchange offer, and we may accept them for exchange unless they have been previously withdrawn. We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of this exchange offer.

We expressly reserve the right to amend or terminate this exchange offer on or prior to the scheduled expiration date of the exchange offer, and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of this exchange offer specified above. We will give oral or written notice or public announcement of any extension, amendment, non-acceptance or termination to the registered holders of the old notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

These conditions are for our sole benefit and we may, in our sole discretion, assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any time or at various times except that all conditions to this exchange offer, other than those described in the first sentence of this section, must be satisfied or waived by us at or before the expiration of this exchange offer. If we waive any of these conditions to the exchange offer, we expect that such waiver will apply equally to all holders of the old notes tendered in the exchange offer. If we fail to exercise any of the foregoing rights, that failure in itself will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times except that all conditions to this exchange offer, other than those described in the first sentence of this section, must be satisfied or waived by us at or before the expiration of this exchange offer. There are no dissenters’ rights of appraisal under Delaware law applicable to this exchange offer.

In addition, we will not accept for exchange any old notes tendered, and will not issue exchange notes in exchange for any such old notes, if at such time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus forms a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Procedures for Tendering

Only a holder of old notes may tender such old notes in this exchange offer. To tender in this exchange offer, a holder must:

•

complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive old notes along with the letter of transmittal; or

•

the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such old notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “—Exchange Agent” prior to the expiration date.

The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of old notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send us the letter of transmittal or old notes. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owners’ behalf. If such beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

•	make appropriate arrangements to register ownership of the old notes in such owner’s name; or

•	obtain a properly completed bond power from the registered holder of old notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the old notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed on the old notes, such old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes and an eligible institution must guarantee the signature on the bond power.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of this exchange offer electronically. They may do so by causing DTC to transfer the old notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that it is tendering old notes that are the subject of such book-entry confirmation;

•

such participant has received and agrees to be bound by the terms of the letter of transmittal (or, in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery); and

•	the agreement may be enforced against such participant.

We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered old notes and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of this exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of old notes will not be deemed made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In all cases, we will issue exchange notes for old notes that we have accepted for exchange under this exchange offer only after the exchange agent timely receives:

•	old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By signing the letter of transmittal, each tendering holder of old notes will represent that, among other things:

•	any exchange notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the exchange notes;

•

if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making activities, that it will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; and

•	the holder is not an “affiliate”, as defined in Rule 405 of the Securities Act, of us.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of this exchange offer promptly after the date of this prospectus; and any financial institution participating in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of old notes who are unable to deliver confirmation of the book-entry tender of their old notes into the exchange agent’s account at DTC or all other documents of transmittal to the exchange agent on or prior to the expiration date must tender their old notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

Holders wishing to tender their old notes but whose old notes are not immediately available or who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date may tender if:

•	the tender is made through an eligible institution;

•

prior to the expiration date, the exchange agent receives from such eligible institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder, the registered number(s) of such old notes and the principal amount of old notes tendered;

•	stating that the tender is being made thereby; and

•

guaranteeing that, within three (3) New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof together with the old notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

the exchange agent receives such properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three (3) New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time prior to the expiration date.

For a withdrawal to be effective:

•

the exchange agent must receive a written notice, which notice may be by telegram, telex, facsimile transmission or letter of withdrawal at one of the addresses set forth below under “—Exchange Agent,” or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any such notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of such old notes; and

•	where certificates for old notes have been transmitted, specify the name in which such old notes were registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of such notices, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of this exchange offer. Any old notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder (or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such old notes will be credited to an account maintained with DTC for old notes) as soon as practicable after withdrawal, rejection of tender or termination of this exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “—Procedures for Tendering” above at any time on or prior to the expiration date.

Exchange Agent

Wells Fargo Bank, National Association has been appointed as exchange agent for this exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:

By registered mail or certified mail:	By regular mail or overnight courier:	By Hand:
Wells Fargo Bank, N.A. MAC - N9303-121 Corporate Trust Operations P.O. Box 1517 Minneapolis, MN 55480-1517	Wells Fargo Bank, N.A. MAC - N9303-121 Corporate Trust Operations Sixth & Marquette Avenue Minneapolis, MN 55479	Wells Fargo Bank, N.A. Northstar East Building -12th floor Corporate Trust Services 608 Second Avenue South Minneapolis, MN 55402

Facsimile (eligible institutions only): (612) 667-4927

Telephone Inquiries: (800) 344-5128

Delivery of the letter of transmittal to an address other than as set forth above or transmission via facsimile other than as set forth above does not constitute a valid delivery of such letter of transmittal.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with this exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of this exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

Our expenses in connection with this exchange offer include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of old notes under this exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes under this exchange offer.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their old notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in this exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

Holders of old notes who do not exchange their old notes for exchange notes under this exchange offer will remain subject to the restrictions on transfer of such old notes:

•

as set forth in the legend printed on the notes as a consequence of the issuance of the old notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise as set forth in the applicable offering memorandum distributed in connection with the private offering of the old notes.

In general, you may not offer or sell the old notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act. Based on interpretations of the SEC staff, exchange notes issued pursuant to this exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in this exchange offer. Any holder who tenders in this exchange offer for the purpose of participating in a distribution of the exchange notes:

•	could not rely on the applicable interpretations of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the old notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with this exchange offer. We will capitalize the expenses of this exchange offer as deferred financing costs and expense these costs over the life of the exchange notes.

Other

Participation in this exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered old notes in the open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in this exchange offer or to file a registration statement to permit resales of any untendered old notes.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange old notes in like principal amount, which will be canceled and as such will not result in any increase in our indebtedness. We have used, and will continue to use, the net proceeds from the issuance of the old notes for general corporate purposes, which could include working capital needs, acquisitions, capital expenditures and purchases of any of our indebtedness or Holdings’ indebtedness (which could include purchases of such indebtedness held by our affiliates). See “Description of Other Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Affinion Group Holdings, Inc.’s Dependence on Us to Service its Obligations” for a description of the terms of our indebtedness and Holdings’ indebtedness.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as of June 30, 2009. You should read this table in conjunction with “Use of Proceeds,” “Summary—Summary Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and the related notes included elsewhere in this prospectus.

As of June 30, 2009
(in millions)
Cash and cash equivalents, excluding restricted cash	$113.6

Long-term debt, including current portion:
Term loan facility due 2012	$648.6
Revolving credit facility(1)	—
Existing 10 1/8% senior notes, net of unamortized discount	302.8
Old notes(2)	136.7
Senior subordinated notes, net of unamortized discount	352.2
Capital lease obligations	0.6

Total long-term debt, including current portion	1,440.9
Total deficit	(592.4)

Total capitalization	$848.5

(1)	As of June 30, 2009, our borrowing availability under the revolving loan commitments under our senior secured credit facility was $98.3 million (after giving effect to the issuance of $1.7 million of letters of credit).
(2)	The old notes were offered at a price of 91.0% of their face value, resulting in approximately $136.5 million of gross proceeds. The original discount of approximately $13.5 million is being accreted and included in interest expense until the notes mature.

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL AND OTHER DATA

The following table presents our selected historical consolidated and combined financial data for the periods indicated. The following information should be read in conjunction with, and is qualified by reference to, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

The consolidated financial information for the six months ended June 30, 2008 and 2009 and as of June 30, 2009 has been derived from, and should be read together with, our unaudited condensed consolidated financial statements and the related notes contained elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year or any future reporting period.

The consolidated balance sheet data of Affinion as of December 31, 2008 and 2007 and the related consolidated statements of operations data and cash flows data of Affinion for each of the three years in the period ended December 31, 2008, are derived from our audited consolidated financial statements and the notes thereto included elsewhere in the registration statement of which this prospectus forms a part. The consolidated balance sheet data of Affinion as of December 31, 2006 and 2005 has been derived from the audited balance sheets of Affinion as of December 31, 2006 and 2005, respectively, and the related consolidated statements of operations data and cash flow data of Affinion for the period October 17, 2005 to December 31, 2005 has been derived from the audited consolidated financial statements of Affinion for the period ended December 31, 2005, none of which is included herein. The combined statements of operations data and cash flow data of the Predecessor for the period from January 1, 2005 to October 16, 2005 has been derived from the Predecessor’s audited financial statements for the period from January 1, 2005 to October 16, 2005 and the combined balance sheet data as of December 31, 2004 and the related combined statement of operations data and cash flow data for the year ended December 31, 2004 has been derived from the 2004 audited combined financial statements of the Predecessor, none of which are included herein.

	The Company						The Predecessor
	For the Six Months Ended June 30,		For the Years Ended December 31,			Period from October 17, 2005 to December 31, 2005	Period from January 1, 2005 to October 16, 2005	For the Year Ended December 31, 2004
	2009	2008	2008	2007	2006
	(Dollars in millions)
Consolidated and Combined Statement of Operations Data:
Net revenues	$667.5	$693.5	$1,409.9	$1,321.0	$1,137.7	$134.9	$1,063.8	$1,530.9

Expenses:
Cost of revenues, exclusive of depreciations and amortization shown separately below:
Marketing and commissions(1)	291.9	315.2	646.9	608.4	580.9	87.1	515.0	665.3
Operating costs	173.0	180.5	360.0	334.3	326.1	48.7	315.0	383.3
General and administrative	56.3	53.8	98.4	113.2	106.9	20.2	134.5	185.0
Gain on sale of assets	—	—	—	—	—	—	(4.7)	(23.9)
Goodwill impairment	—	—	—	—	15.5	—	—	—
Depreciation and amortization	101.5	137.2	260.2	310.8	396.8	84.5	32.3	43.9

Total expenses	622.7	686.7	1,365.5	1,366.7	1,426.2	240.5	992.1	1,253.6

Income (loss) from operations	44.8	6.8	44.4	(45.7)	(288.5)	(105.6)	71.7	277.3
Interest income	1.0	1.0	1.7	4.9	5.7	1.3	1.9	1.7
Interest expense	(58.5)	(51.5)	(142.9)	(145.2)	(148.8)	(31.9)	(0.5)	(7.3)
Other income (expense), net	(6.7)	(0.2)	16.3	(0.1)	—	—	5.9	0.1

Income (loss) before income taxes and non-controlling interests	(19.4)	(43.9)	(80.5)	(186.1)	(431.6)	(136.2)	79.0	271.8
Income tax (expense) benefit	(3.5)	(5.8)	(7.5)	(4.7)	(6.3)	—	(28.9)	104.5

Net income (loss)	(22.9)	(49.7)	(88.0)	(190.8)	(437.9)	(136.2)	50.1	376.3
Less: net income attributable to non-controlling interests	(0.4)	(0.3)	(0.7)	(0.3)	(0.3)	(0.1)	—	0.1

Net income (loss) attributable to Affinion Group, Inc.	$(23.3)	$(50.0)	$(88.7)	$(191.1)	$(438.2)	$(136.3)	$50.1	$376.4

	The Company						The Predecessor
	For the Six Months Ended June 30,		For the Years Ended December 31,			Period from October 17, 2005 to December 31, 2005	Period from January 1, 2005 to October 16, 2005	For the Year Ended December 31, 2004
	2009	2008	2008	2007	2006
	(Dollars in millions)
Consolidated and Combined Balance Sheet Data (at period end):
Cash and cash equivalents (excludes restricted cash)	$113.6	$18.4	$36.3	$14.2	$84.3	$113.4	n/a	$22.5
Working capital deficit	(94.1)	(218.1)	(147.8)	(245.9)	(251.3)	(92.7)	n/a	(322.4)
Total assets	1,505.6	1,561.8	1,460.6	1,601.2	1,889.5	2,200.0	n/a	1,158.5
Total debt	1,440.9	1,333.3	1,367.3	1,347.5	1,408.4	1,491.0	n/a	31.6
Total equity (deficit)	(592.4)	(472.6)	(547.2)	(405.5)	(186.9)	233.9	n/a	293.6
Consolidated and Combined Cash Flows Data:
Net cash provided by (used in):
Operating activities	$94.3	$56.2	$103.1	$101.8	$98.3	$31.1	$106.5	$261.1
Investing activities	(62.7)	(16.5)	(59.1)	(77.4)	(44.4)	(1,640.1)	(39.5)	(2.3)
Financing activities	44.7	(35.2)	(19.2)	(94.2)	(85.4)	1,722.9	(23.4)	(301.5)
Other Financial Data:
Capital expenditures	$15.6	$16.4	$36.7	$26.9	$29.1	$9.0	$24.0	$25.8
Ratio of earnings to fixed charges(2)	—	—	—	—	—	—	15.9x	19.8x

(1)	The Predecessor previously deferred costs which varied with and were directly related to acquiring new insurance business on its combined balance sheets as deferred acquisition costs to the extent such costs were deemed recoverable from future cash flows. These costs were amortized as marketing expense over a 12 year period using a declining balance method generally in proportion to the related insurance revenue, which amortization was based on attrition rates associated with the approximate rate that insurance revenues collected from customers decline over time. Amortization of deferred acquisition costs commenced upon recognition of the related insurance revenue. Immediately following the Transactions, the Company began expensing such costs as they are incurred. The acquisition costs incurred and capitalized by the Predecessor totaled approximately $58.9 million for the year ended December 31, 2004 and $37.1 million for the period from January 1, 2005 to October 16, 2005. The Predecessor’s amortization expense of deferred acquisition costs was $43.7 million for the year ended December 31, 2004 and $42.0 million for the period from January 1, 2005 to October 16, 2005. The Company incurred and expensed acquisition costs that totaled $12.6 million for the period from October 17, 2005 to December 31, 2005, $57.4 million, $51.4 million and $53.9 million for the years ended December 31, 2006, 2007 and 2008, respectively, and $22.9 million and $20.0 million for the six months ended June 30, 2008 and 2009, respectively.
(2)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and non-controlling interests plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and a portion of rental expense that management believes is representative of the interest component of rental expense. Our earnings were insufficient to cover fixed charges by $136.2 million for the period from October 17, 2005 to December 31, 2005 and by $431.6 million, $186.1 million and $80.5 million for the years ended December 31, 2006, 2007 and 2008, respectively, and by $19.4 million and $43.9 million for the six months ended June 30, 2009 and 2008, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward looking statements. See “Forward-Looking Statements.”

Introduction

Management’s discussion and analysis of results of operations and financial condition (“MD&A”) is provided as a supplement to and should be read in conjunction with our audited consolidated financial statements and the related notes thereto included elsewhere in the registration statement of which this prospectus forms a part to help provide an understanding of our financial condition, changes in financial condition and results of our operations. The MD&A is organized as follows:

•

Overview. This section provides a general description of our business and operating segments, as well as recent developments that we believe are important in understanding our results of operations and financial condition and in anticipating future trends.

•

Results of operations. This section provides an analysis of our results of operations comparing the six months ended June 30, 2009 and 2008 and the years ended December 31, 2008 to 2007 and December 31, 2007 to 2006. This analysis is presented on both a consolidated basis and on an operating segment basis.

•

Financial condition, liquidity and capital resources. This section provides an analysis of our cash flows for the six months ended June 30, 2009 and 2008 and the years ended December 31, 2008, 2007 and 2006 and our financial condition as of June 30, 2009 and December 31, 2008, as well as a discussion of our liquidity and capital resources.

•

Critical accounting policies. This section discusses certain significant accounting policies considered to be important to our financial condition and results of operations and which require significant judgment and estimates on the part of management in their application. In addition, all of our significant accounting policies, including our critical accounting policies, are summarized in Note 2 to our audited consolidated financial statements included elsewhere herein.

Overview

Description of Business

We are a global leader in providing comprehensive customer engagement solutions that enhance or extend the relationship of millions of customers with many of the largest and most respected companies in the world. We partner with these leading companies to develop and market programs that provide valuable services to their end-customers using our expertise in customer engagement, creative design and product development. These programs and services enable our marketing partners to strengthen their customer relationships, as well as generate significant incremental revenue, generally in the form of commission payments paid by us, as well as strengthen their relationship with their end-customers, which can lead to increased acquisition of new customers, longer retention of existing customers, improved customer satisfaction rates and the increased use of other services provided by our marketing partners.

We have substantial expertise in deploying various forms of customer engagement communications, such as direct mail, inbound and outbound telephony and the Internet, and in bundling unique benefits to offer valuable products and services to the end-customers of our marketing partners on a highly targeted basis. We design programs that provide a diversity of benefits that we believe are likely to attract and engage end-customers based on their needs and interests, with a particular focus on programs offering lifestyle and protection benefits and programs which offer considerable savings on everyday purchases. For instance, we provide credit monitoring and identity-theft resolution, accidental death and dismemberment insurance (“AD&D”), discount travel services, loyalty points programs, various checking account and credit card enhancement services and other products and services. We believe we are a market leader in each of our product areas and that our portfolio of products and services is the broadest in the industry. Our scale, combined with our 35 years of experience, unique proprietary database, proven marketing techniques and strong partner relationships, position us to perform well and grow in a variety of market conditions.

As of June 30, 2009, we had approximately 61 million customers enrolled in our membership, insurance and package programs worldwide and approximately 96 million customers who received credit or debit card enhancement services or loyalty points-based management services.

We organize our business into two operating units:

•	Affinion North America. Affinion North America comprises our Membership, Insurance and Package, and Loyalty customer engagement businesses in North America.

•

Membership Products. We design, implement and market subscription programs that provide members with personal protection benefits and value-added services including credit monitoring and identity-theft resolution services as well as access to a variety of discounts and shop-at-home conveniences in such areas as retail merchandise, travel, automotive and home improvement.

•	Insurance and Package Products. We market AD&D and other insurance programs and design and provide checking account enhancement programs to financial institutions.

•

Loyalty Products. We design, implement and administer points-based loyalty programs and, as of June 30, 2009, managed approximately 468 billion points with an estimated redemption value of approximately $4.6 billion for financial, travel, auto and other companies. We also provide enhancement benefits to major financial institutions in connection with their credit and debit card programs.

•

Affinion International. Affinion International comprises our Membership, Package and Loyalty customer engagement businesses outside North America. We expect to leverage our current European operational platform to expand our range of products and services, develop new marketing partner relationships in various industries and grow our geographical footprint.

We offer all of our products and services through both retail and wholesale arrangements. On a wholesale basis, currently we primarily provide services and benefits derived from our credit card registration, credit monitoring and identity-theft resolution products. In our retail arrangements, we incur marketing expenses to acquire new customers for our subscription-based membership, insurance and package enhancement products with the objective of building highly profitable and predictable recurring future revenue streams and cash flows. For our membership, insurance and package enhancement products, these marketing costs are expensed when the costs are incurred as the campaign is launched.

Our membership programs are offered under a variety of terms and conditions. Members are usually offered incentives (e.g. free credit reports or other premiums) and one to three month risk-free trial periods to encourage them to use the benefits of membership before they are billed. We do not recognize any revenue during the trial period and expense the cost of all incentives and program benefits and servicing costs as incurred.

Customers of our membership programs typically pay their membership fees either annually or monthly. Our membership products may have significant timing differences between the receipt of membership fees for annual members and revenue recognition. Historically, memberships were offered primarily under full money back terms whereby a member could receive a full refund upon cancellation at any time during the current membership term. These revenues are recognized upon completion of the membership term when they are no longer refundable. Depending on the length of the trial period, this revenue may not be recognized for up to 16 months after the related marketing spend is incurred and expensed. Currently, annual memberships are primarily offered under pro-rata arrangements in which the member is entitled to a prorated refund for the unused portion of the membership term. This allows us to recognize revenue ratably over the annual membership term. In 2008 and the six months ended June 30, 2009, approximately 65% and 72%, respectively, of our new member enrollments were in monthly payment programs. Revenue is recognized monthly under both annual pro rata and monthly memberships, allowing for a better matching of revenues and related servicing and benefit costs when compared to annual full money back memberships. Memberships generally remain under the billing terms in which they were originated.

We generally utilize the brand names, customer contacts and billing vehicles (credit or debit card, checking account, mortgage or other type of billing arrangement) of our marketing partners in our marketing campaigns. We usually compensate our marketing partners either through commissions based on revenues we receive from members or up-front payments, commonly referred to as bounties. The commission rates which we pay to our marketing partners differ depending on the arrangement we have with the particular marketing partner and the type of media we utilize for a given marketing campaign. For example, marketing campaigns utilizing direct mail and online channels generally have lower commission rates than other marketing channels which we use.

We serve as an agent and third-party administrator for the marketing of AD&D and our other insurance products. Free trial periods and incentives are generally not offered with our insurance programs. Insurance program participants typically pay their insurance premiums either monthly or quarterly. Insurance revenues are recognized ratably over the insurance period and there are no significant differences between cash flows and related revenue recognition. We earn revenue in the form of commissions collected on behalf of the insurance carriers and participate in profit-sharing relationships with the carriers that underwrite the insurance policies that we market. Our estimated share of profits from these arrangements is reflected as profit-sharing receivables from insurance carriers on the accompanying unaudited consolidated balance sheets and any changes in estimated profit sharing are periodically recorded as an adjustment to net revenue. Revenue from insurance programs is reported net of insurance costs in the accompanying consolidated statements of operations.

In our wholesale arrangements, we provide products and services as well as customer service and fulfillment related to such products and services supporting our marketing partners programs that they offer to their customers. Our marketing partners are typically responsible for customer acquisition, retention and collection and generally pay us one-time implementation fees and on-going monthly service fees based on the number of members enrolled in their programs. Implementation fees are recognized ratably over the contract period while monthly service fees are recognized in the month earned. Wholesale revenues also include revenues from transactional activities associated with our programs such as the sales of additional credit reports and discount shopping and travel purchases by members. The revenues from such transactional activities are recognized in the month earned.

We have made significant progress in increasing the flexibility of our business model by transitioning our operations from a highly fixed-cost structure to a more variable-cost structure by combining similar functions and processes, consolidating facilities and outsourcing a significant portion of our call center and other back-office processing. This added flexibility better enables us to redeploy our marketing expenditures globally across our operations to maximize returns.

Factors Affecting Results of Operations and Financial Condition

Competitive Environment

As a leader in providing customer engagement solutions, we compete with many other organizations, including certain of our marketing partners, to obtain a share of the customers’ business. As the majority of our customer engagement solutions involve direct marketing, we derive our leads from customer contacts, which our competitors seek access to, and we must generate sufficient earnings per lead for our marketing partners to compete effectively for access to their customer contacts.

We compete with companies of varying size, financial strength and availability of resources. Our competitors include marketing solutions providers, financial institutions, insurance companies, consumer goods companies, internet companies and others, as well as direct marketers offering similar programs. Some of our competitors are larger than we are, with more resources, financial and otherwise.

We expect this competitive environment to continue in the foreseeable future.

Financial Industry Trends

Historically, financial institutions have represented a significant majority of our marketing partner base. In the past few years, a number of our existing financial institution marketing partners have been acquired by, or merged with, other financial institutions. Several recent examples include Bank of America Corporation and Countrywide Financial Corp., JPMorgan Chase & Co. and Washington Mutual, Inc. and Wells Fargo & Co. and Wachovia Corporation. As we generally have relationships with either the acquirer, the target or, as in most cases, both the acquirer and the target, this industry consolidation has not, to date, had a material long-term impact on either our marketing opportunities or our margins, but has created delays in new program launches while the merging institutions focus on consolidating their internal operations.

In certain circumstances, our financial marketing partners have sought to source and market their own in-house programs, most notably programs that are analogous to our credit card registration, credit monitoring and identity-theft resolution services. As we have sought to maintain our market share and to continue these programs with our marketing partners, in some circumstances, we have shifted from a retail marketing arrangement to a wholesale arrangement which has lower net revenue, but unlike our retail arrangement, has no related commission expense. As a result, we have experienced a revenue reduction in our membership business. This trend has also caused some reductions in our profit margins, most notably in the in-bound telemarketing channel.

Internationally, our package products have been primarily offered by some of the largest financial institutions in Europe. As these banks attempt to increase their own net revenues and margins, we have experienced significant price reductions when our agreements come up for renewal from what we had previously been able to charge these institutions for our programs. We expect this pricing pressure on our international package offerings to continue in the future.

Regulatory Environment

We are subject to federal and state regulation as well as regulation by foreign authorities in other jurisdictions. Certain regulations that govern our operations include: federal, state and foreign marketing laws; federal, state and foreign privacy laws; and federal, state and foreign insurance and consumer protection regulations. Federal regulations are primarily enforced by the FTC and the FCC. State regulations are primarily enforced by individual state attorneys general. Foreign regulations are enforced by a number of regulatory bodies in the relevant jurisdictions.

These regulations primarily impact the means we use to market our programs, which can reduce the acceptance rates of our solicitation efforts, and impact our ability to obtain updated information from our members and end-customers. In our insurance products, these regulations limit our ability to implement pricing changes.

We incur significant costs to ensure compliance with these regulations; however, we are party to lawsuits, including class action lawsuits, and state attorney general investigations involving our business practices which also increase our costs of doing business. See “Business—Legal Proceedings.”

Seasonality

Historically, seasonality has not had a significant impact on our business. Our revenues are more affected by the timing of marketing programs which can change from year to year depending on the opportunities available and pursued.

Business History

General. Our business started with our North American membership products in 1973. Over a decade later, we expanded our business to include North American insurance and package products. In 1988, we acquired a loyalty and enhancement programs business and in the early 1990s, we expanded our membership and package products internationally. During these periods, the various products operated independently and were subject to certain non-compete agreements between them which limited their access to new channels, marketing partners, products and markets.

In 2004, we terminated the non-compete agreements described above and streamlined our organizational structure to integrate these historically separately managed products lines. Accordingly, our North American membership, insurance, package and loyalty products came under common management beginning in the first quarter of 2004 and the North American management team assumed responsibility for our international products in late 2004 and oversight of the travel agency in the first quarter of 2005.

Integration and the 2005 Reorganization. In February 2004, we began integrating the North American membership, insurance and package product operations. The organizational structures supporting these product lines were realigned to combine departments and eliminate redundant functions. We reorganized the sales forces to be more aligned with the needs of our marketing partners and have a unified and comprehensive approach to the North American market. We also combined our marketing and procurement functions to take advantage of the larger scale of the combined businesses.

In 2005, we developed reorganization plans for our international and North American travel agency operations based on our successful earlier integration efforts, including facility consolidation, outsourcing of our call centers and other back office functions, as well as eliminating redundant functions and centralizing oversight for common processes (the “2005 Reorganization”).

2004 Events. During 2004, we elected to monetize certain recurring revenue streams and assets (the “2004 Events”). These transactions consisted of the following:

•

In late 2001 and early 2002, we conducted one-time marketing programs to assist a third party in acquiring customers and in return we earned a royalty from revenues received by the third party from these customers. As this type of arrangement is not part of our core strategy, in December 2004 we sold this royalty stream back to the third party and terminated the related agreements. We recognized a gain of $33.8 million, which was recorded in net revenues.

•

During 2003, to improve profitability from marketing programs in our insurance products, we deemphasized the sale of term life insurance policies. In June 2003, we made a strategic decision to cease marketing and selling new long-term care insurance policies; however, we continued to derive commission revenue pursuant to agreements with the insurance carriers that underwrite the policies we previously marketed. On December 30, 2004, we sold 78% of our commission contract rights related to our long-term preferred care insurance products. We realized a gain upon the sale of $23.9 million in

2004, with an additional gain of $4.7 million recognized in the first nine months of 2005 upon receipt of certain consents. Both gains were recorded in gain on sale of assets on the combined statements of operations.

•

During the fourth quarter of 2004, we sold a membership revenue stream in our international products from a contract with a marketing partner where we had previously ceased marketing new memberships for that partner for a gain of $15.7 million recorded in net revenues.

The Transactions

On October 17, 2005, Cendant Corporation (“Cendant”) completed the sale of the Cendant Marketing Services Division (the “Predecessor”) to Affinion Group, Inc. (the “Company” or “Affinion”), an affiliate of Apollo Management V, L.P. (“Apollo”), pursuant to a purchase agreement dated July 26, 2005 for approximately $1.8 billion. The purchase price consisted of approximately $1.7 billion of cash, net of estimated closing adjustments, plus $125.0 million face value of 125,000 shares of newly issued preferred stock (then fair value of $80.4 million) of Affinion Group Holdings, Inc. (“Holdings”), our parent company, and a warrant (then fair value of $16.7 million) that is exercisable for 4,437,170 shares of Holdings’ common stock, subject to customary anti-dilution adjustments, and $38.1 million of transaction related costs.

Initially, the warrant was exercisable on or after October 17, 2009 (or earlier, if Apollo achieved certain returns on its investment or if a dividend or distribution was paid on our common stock). As a result of a special dividend on its common stock distributed by Holdings in January 2007, the warrant became exercisable at an exercise price of $10.38 per share. The warrant will expire 30 days after notice is received by the warrantholders from us that Apollo and its affiliates have received certain specified investment returns.

The preferred stock entitles its holder to receive dividends of 8.5% per annum (payable, at Holdings’ option, either in cash or in kind) and ranks senior to shares of all other classes or series of stock with respect to rights upon a liquidation or sale of Holdings at a price of the then-current face amount, plus any accrued and unpaid dividends. The preferred stock is redeemable at Holdings’ option at any time, subject to the applicable terms of our debt instruments and applicable laws. In conjunction with a special dividend on its common stock distributed by Holdings in January 2007, Holdings also redeemed 95,107 shares of its preferred stock at its initial face amount plus accrued and unpaid dividends. Immediately following the redemption, 29,893 shares of preferred stock with a face amount of $33.3 million, representing an initial face amount of $29.9 million plus accrued and unpaid dividends of $3.4 million, were outstanding.

On October 14, 2005, the Predecessor acquired all of the outstanding shares of common stock of TRL Group, Inc. (“TRL Group”) not owned by the Predecessor for approximately $15.7 million and the credit agreement provided by Cendant to TRL Group was terminated. Pursuant to the purchase agreement, we acquired all of the outstanding capital stock and membership interests of the Predecessor, as well as substantially all of the Predecessor’s assets and liabilities. Certain assets and liabilities of the Predecessor were retained by Cendant pursuant to the purchase agreement.

As part of the Transactions, we made a special tax election referred to as a “338(h)(10) election” with respect to the Predecessor. Under the 338(h)(10) election, the companies constituting the Predecessor were deemed to have sold and repurchased their assets at fair market value. By adjusting the tax basis in such assets to fair market value for U.S. federal income tax purposes, the aggregate amount of our tax deductions for depreciation and amortization will increase, which will reduce our cash taxes in the future and thus further enhance our free cash flow generation.

Results of Operations

Supplemental Data

The following table provides data for selected business segments (member and insured amounts in thousands except per average member amounts and percentages).

	Six Months Ended June 30,		Years Ended December 31,
	2009	2008	2008	2007	2006
Affinion North America:
Membership Products -
Retail
Average Members(1)	7,373	8,025	7,833	8,146	9,102
% Monthly Members	49.1%	40.7%	44.5%	36.1%	34.6%
% Annual Members	50.9%	59.3%	55.5%	63.9%	65.4%
Annualized Net Revenue Per Average Member(2)	$78.92	$73.92	$78.41	$72.15	$67.96
Wholesale
Average Members(1)	2,445	3,199	2,953	3,582	3,942
Portion for service formerly retail and other(3)	1,995	2,302	2,199	2,248	2,048
Average Retail Members including wholesale formerly retail and other(3)	9,368	10,327	10,032	10,394	11,150
Insurance and Package Products -
Insurance
Average Basic Insured(1)	23,316	23,846	23,338	25,770	27,672
Average Supplemental Insured	4,585	4,872	4,797	5,101	5,315
Annualized Net Revenue per Supplemental Insured(2)	$53.95	$56.95	$57.71	$52.21	$49.22
Package
Average Members(1)	5,973	5,599	5,555	6,122	6,843
Annualized Net Revenue Per Average Member(2)	$12.03	$13.58	$13.68	$13.76	$13.60
Affinion International:
International Products -
Package
Average Members(1)	16,097	16,060	16,226	16,298	16,697
Annualized Net Revenue Per Average Package Member(2)	$7.19	$9.31	$8.75	$8.40	$7.04
Other Retail Membership
Average Members(1)	1,529	1,785	1,728	2,132	2,334
Annualized Net Revenue Per Average Member(2)	$32.35	$38.23	$36.98	$27.96	$21.00
New Retail Membership
Average Members(1)	601	417	471	238	98
Annualized Net Revenue Per Average Member(2)	$82.55	$102.29	$96.87	$107.18	$86.31
Global Membership Products:
Retail
Average Members(1)(4)	7,974	8,442	8,304	8,384	9,200
Annualized Net Revenue Per Average Member(2)	$79.20	$75.32	$79.46	$73.14	$68.15
Average Retail Members including wholesale formerly retail and other(3)(4)	9,969	10,744	10,503	10,632	11,248

(1)	Average Members and Average Basic Insured for the period are each calculated by determining the average members or insureds, as applicable, for each month (adding the number of members or insureds, as applicable, at the beginning of the month with the number of members or insureds, as applicable, at the end of the month and dividing that total by two) for each of the months in the period and then averaging that result for the period (i.e. quarter or year-to-date). A member’s or insured’s, as applicable, account is added or removed in the period in which the member or insured, as applicable, has joined or cancelled.
(2)	Annualized Net Revenue Per Average Member and Annualized Net Revenue Per Supplemental Insured are each calculated by taking the revenues as reported for the period (i.e. quarter or year-to-date) and dividing it by the average members or insureds, as applicable, for the period. Quarterly periods are then multiplied by four to annualize this amount for comparative purposes. Upon cancellation of a member or an insured, as applicable, the member’s or insured’s, as applicable, revenues are no longer recognized in the calculation.
(3)	Certain programs historically offered as retail arrangements are currently offered as wholesale arrangements where the Company receives lower annualized price points and pays no related commission expense. Additionally, more recently, the Company has entered into other relationships with new and existing marketing partners, including arrangements where the marketing partner offers the Company’s membership programs at point of sale retail locations to their customers and the Company receives lower annualized price points and pays no related commission expense.
(4)	Includes International Operations New Retail Average Members.

Over the last several years, the strategic focus for our membership operations has been on increasing overall profitability and generating higher revenue from each member, rather than on growing the size of the membership base. This has resulted in lower average members, partially offset by higher average revenues per member. In addition, we have obtained these members at lower commission rates and lower variable costs, which has resulted in a higher contribution per member. Over the last year, we increased our average revenue per subscriber, with continued growth anticipated as we replenish older members at legacy price points with new members at higher, market rates.

Wholesale members include members where we typically receive a monthly service fee to support programs offered by our marketing partners. Certain programs historically offered as retail arrangements have switched to wholesale arrangements with lower annualized price points and no commission expense.

Basic insureds typically receive $1,000 of AD&D coverage at no cost to the consumer since the marketing partner pays the cost of this coverage. Supplemental insureds are customers who have elected to pay premiums for higher levels of coverage. In 2008, we were successful in increasing the average revenue per supplemental insured due in part to our marketing efforts to increase coverage levels from our existing base of insureds and by offering higher coverage levels to new insureds which has more than offset the decline in the total number of supplemental insureds. In 2009, our customer base continues to migrate to higher insurance coverage limits. However, higher claims experience negatively affected cost of insurance resulting in a slight decrease in average revenue per supplemental insured.

The reduction in domestic package members has continued to stabilize, with the majority of the growth in the six months ended June 30, 2009 due to a new wholesale relationship we began last year.

Segment EBITDA

Segment EBITDA consists of income from operations before depreciation and amortization. Segment EBITDA is the measure management uses to evaluate segment performance and we present Segment EBITDA to enhance your understanding of our operating performance. We use Segment EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that Segment EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, Segment EBITDA is not a measurement of financial performance under U.S. GAAP, and Segment EBITDA may not be comparable to similarly titled measures of other companies. You should not consider Segment EBITDA as an alternative to operating or net income determined in accordance with U.S. GAAP, as an indicator of operating performance or as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, or as an indicator of cash flows, or as a measure of liquidity.

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

The following table summarizes our consolidated results of operations for the six months ended June 30, 2009 and 2008:

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008	Increase (Decrease)
Net revenues	$667.5	$693.5	$(26.0)

Expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below:
Marketing and commissions	291.9	315.2	(23.3)
Operating costs	173.0	180.5	(7.5)
General and administrative	56.3	53.8	2.5
Depreciation and amortization	101.5	137.2	(35.7)

Total expenses	622.7	686.7	(64.0)

Income from operations	44.8	6.8	38.0
Interest income	1.0	1.0	—
Interest expense	(58.5)	(51.5)	(7.0)
Other expense	(6.7)	(0.2)	(6.5)

Loss before income taxes and non-controlling interest	(19.4)	(43.9)	24.5
Income tax expense	(3.5)	(5.8)	2.3

Net loss	(22.9)	(49.7)	26.8
Less: net income attributable to non-controlling interest	(0.4)	(0.3)	(0.1)

Net loss attributable to Affinion Group, Inc.	$(23.3)	$(50.0)	$26.7

Summary of Operating Results for the Six Months Ended June 30, 2009

The following is a summary of changes affecting our operating results for the six months ended June 30, 2009.

Net revenues for the six months ended June 30, 2009 were $667.5 million as compared to $693.5 million for the six months ended June 30, 2008, reflecting a decline of $26.0 million, or 3.7%. The decrease in net revenues was primarily due to declines in both North American and International products, as a higher cost of insurance and the strengthening of the U.S. dollar more than offset increases in other areas, particularly growth in new retail business in International and new businesses acquired in the fourth quarter of 2008. Included in the total decline from the six months ended June 30, 2008 is a reduction in net revenue of $29.7 million, or 4.3%, attributable to the stronger U.S. dollar, which was calculated by holding the foreign currency rates constant from the comparable 2008 periods.

Segment EBITDA increased $2.3 million, as lower global marketing and commissions expense and lower operating costs more than offset the impact of the lower net revenues and increased general and administrative expenses.

Purchase accounting adjustments made in the Transactions had a less significant impact on our results of operations for the six months ended June 30, 2009 as compared to June 30, 2008. These entries, which are non-cash in nature, increased net revenues by $10.8 million and income from operations by $37.2 million. The effect of purchase accounting adjustments, which are primarily related to deferred revenue, for the six months ended June 30, 2009 as compared to June 30, 2008 increased net revenues by $10.8 million, marketing and commissions expense by $5.0 million and operating costs by $0.9 million. We recorded $32.3 million less depreciation and amortization expense for the six months ended June 30, 2009 which positively affected results of operations.

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

The following section provides an overview of our consolidated results of operations for the six months ended June 30, 2009 as compared to the six months ended June 30, 2008.

Net Revenues. During the six months ended June 30, 2009, we reported net revenues of $667.5 million, a decrease of $26.0 million, or 3.7%, as compared to net revenues of $693.5 million in the comparable 2008 period. Net revenues excluding the impact of purchase accounting decreased $36.8 million, or 5.3%. International products net revenues decreased $15.6 million, Insurance and Package products net revenues decreased $19.3 million and Membership products net revenues decreased $5.8 million while Loyalty Products net revenues increased by $3.8 million. International products net revenues decreased primarily due to the impact of the stronger U.S. dollar along with lower package revenues as a result of changes in deal terms, and lower other retail products revenue, primarily from lower members. These decreases in International products were partially offset by increased revenues from businesses acquired in the fourth quarter of 2008 and growth in new retail products. Insurance and Package products decreased primarily due to higher cost of insurance as a result of higher claims experience along with lower Package revenues, primarily from lower annualized revenue per average Package member partially offset by higher Package members. Net revenues of our Membership products decreased as higher other revenues related to contractually obligated volume commitments along with higher net revenue from higher average revenue per retail member was more than offset by the impact of lower retail member volumes. Loyalty products net revenues increased primarily from higher fee-based revenue related to a points redemption program acquired on June 30, 2008, partially offset by decreases from contract renewal renegotiations with existing clients. Partially offsetting the $36.8 million decrease was an increase of approximately $10.8 million, or 1.6%, primarily due to an adjustment to deferred revenue related to the Transactions in 2005. Deferred revenue was originally written down as part of purchase accounting. The majority of the negative impact of this adjustment was recognized in 2005 through 2007.

Marketing and Commissions Expense. Marketing and commissions expense decreased by $23.3 million, or 7.4%, to $291.9 million for the six months ended June 30, 2009 from $315.2 million for the six months ended June 30, 2008. Excluding the $5.0 million increase from purchase accounting, marketing and commissions expense was $28.3 million, or 9.0%, lower primarily due to the timing of program launches along with lower commission expense and the strengthening of the U.S. dollar.

Operating Costs. Operating costs decreased by $7.5 million, or 4.2%, to $173.0 million for the six months ended June 30, 2009 from $180.5 million for the six months ended June 30, 2008. Excluding the $0.9 million increase as a result of purchase accounting, operating costs were $8.4 million, or 4.7%, lower than in 2008, primarily due to the strengthening of the U.S. dollar, partially offset by higher product and servicing costs in our Loyalty business, principally the result of the increase in fee-based net revenues.

General and Administrative Expense. General and administrative expense increased by $2.5 million, or 4.6%, to $56.3 million for the six months ended June 30, 2009 from $53.8 million for the six months ended June 30, 2008, principally due to increases in our International business. Higher employee-related costs, the majority of which relates to businesses acquired in the fourth quarter of 2008 more than offset the effect of the stronger U.S. dollar.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased by $35.7 million for the six months ended June 30, 2009 to $101.5 million from $137.2 million for the six months ended June 30, 2008, primarily from recording higher amortization expense in 2008 on the fair value of intangible assets resulting from the Transactions as the majority of the intangibles are amortized on an accelerated basis. This amortization expense is based upon an allocation of values to intangible assets and is being amortized over lives ranging from 3 years to 15 years. Depreciation and amortization expense further decreased due to lower amortization of previously acquired contract rights due to their accelerated amortization.

Interest Expense. Interest expense increased by $7.0 million, or 13.6%, to $58.5 million for the six months ended June 30, 2009 from $51.5 million for the six months ended June 30, 2008, primarily due to a less favorable impact on interest rate swaps in 2009 as compared to 2008 of approximately $9.2 million along with $1.1 million of additional interest accrued on the 10 1/8% senior notes issued in June 2009, partially offset by lower net interest accrued on our term loan and revolving credit facility of approximately $2.7 million, as a result of lower interest rates.

Other Expense. In the first six months of 2009, the Company recorded unrealized foreign exchange losses of $6.7 million related to intercompany borrowings as compared to $0.2 million in the first six months of 2008.

Income Tax Expense. Income tax expense decreased by $2.3 million for the six months ended June 30, 2009 as compared to the six months ended June 30, 2008, primarily due to the decrease in valuation allowance requirements attributable to foreign operations and a decrease in current state liabilities, partially offset by an increase in foreign tax liabilities.

Operating Segment Results

Net revenues and Segment EBITDA by operating segment are as follows:

	Six Months Ended June 30,
	Net Revenues			Segment EBITDA(1)
	2009	2008	Increase (Decrease)	2009	2008	Increase (Decrease)
	(in millions)
Affinion North America
Membership products	$349.7	$346.6	$3.1	$66.4	$55.3	$11.1
Insurance and package products	167.6	186.8	(19.2)	55.5	69.5	(14.0)
Loyalty products	34.6	30.6	4.0	11.3	9.1	2.2
Eliminations	(2.0)	(2.1)	0.1	—	—	—

Total North America	549.9	561.9	(12.0)	133.2	133.9	(0.7)
Affinion International
International products	117.6	131.6	(14.0)	16.2	13.3	2.9

Total products	667.5	693.5	(26.0)	149.4	147.2	2.2
Corporate	—	—	—	(3.1)	(3.2)	0.1

Total	$667.5	$693.5	(26.0)	146.3	144.0	2.3

Depreciation and amortization				(101.5)	(137.2)	35.7

Income from operations				$44.8	$6.8	$38.0

(1)	See Segment EBITDA above and Note 10 to the unaudited condensed consolidated financial statements for a discussion of Segment EBITDA and a reconciliation of Segment EBITDA to income from operations.

Affinion North America

Membership Products. Membership products net revenues increased by $3.1 million, or 0.9%, to $349.7 million for the six months ended June 30, 2009 as compared to $346.6 million for the six months ended June 30, 2008. Excluding the $8.9 million benefit of purchase accounting, net revenues decreased by $5.8 million, or 1.7%, as higher other revenues related to contractually obligated volume commitments along with higher net revenue from higher average revenue per retail member was more than offset by the impact of lower retail member volumes.

Segment EBITDA increased by $11.1 million for the six months ended June 30, 2009 as compared to the six months ended June 30, 2008. Excluding the $4.3 million benefit of purchase accounting, Segment EBITDA increased $6.8 million, as lower marketing and commissions of $12.6 more than offset the effect of lower net revenues of $5.8 million.

Insurance and Package Products. Insurance and package products reported net revenues of $167.6 million for the six months ended June 30, 2009, a decrease of $19.2 million, or 10.3%, as compared to the six months ended June 30 2008. Insurance revenue decreased approximately $15.4 million, principally due to higher cost of insurance as a result of higher claims experience. Package revenue decreased approximately $3.9 million, primarily from lower annualized revenue per average Package member, partially offset by higher Package members.

Segment EBITDA decreased by $14.0 million for the six months ended June 30, 2009 as compared to the six months ended June 30, 2008, primarily due to the lower net revenues, partially offset by lower marketing and commissions expense.

Loyalty Products. Revenues from Loyalty products increased by $4.0 million, or 13.1%, for the six months ended June 30, 2009 to $34.6 million as compared to $30.6 million for the six months ended June 30, 2008. Net revenues increased $7.8 million from higher fee-based revenue related to a points redemption program acquired at the end of the second quarter of 2008, partially offset by a decrease of $3.9 million, primarily from contract renewal renegotiations with existing clients.

Segment EBITDA increased by $2.2 million for the six months ended June 30, 2009 as compared to the six months ended June 30, 2008, primarily due to fee-based revenue growth, net of higher product and servicing costs.

Affinion International

International Products. International products net revenues decreased by $14.0 million, or 10.6%, to $117.6 million for the six months ended June 30, 2009 as compared to $131.6 million for the six months ended June 30, 2008. Net revenues excluding the $1.6 million benefit from purchase accounting decreased $15.6 million, or 11.9%, primarily due to the $29.7 million impact of the stronger U.S. dollar, partially offset by increased revenue of $22.1 million from growth in new retail and businesses acquired in the fourth quarter of 2008. Net revenues in our Package business decreased approximately $4.5 million as a result of changes in deal terms. In addition, net revenues from other retail products declined $2.1 million, primarily due to a reduction in members.

Segment EBITDA increased by $2.9 million for the six months ended June 30, 2009 as compared to the six months ended June 30, 2008. Increases from growth in new retail and the net effect of acquired businesses were partially offset by the net negative impact of the stronger U.S. dollar and lower net revenues in Package and other retail products.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The following table summarizes our historical consolidated results of operations for the years ended December 31, 2008 and 2007:

	Year Ended December 31, 2008	Year Ended December 31, 2007	Increase (Decrease) Related to the Transactions	Increase (Decrease) Other
	(in millions)
Net revenues	$1,409.9	$1,321.0	$16.0	$72.9

Expenses:
Cost of revenues, excluding depreciation and amortization shown separately below:
Marketing and commissions	646.9	608.4	6.7	31.8
Operating costs	360.0	334.3	2.1	23.6
General and administrative	98.4	113.2	—	(14.8)
Depreciation and amortization	260.2	310.8	(60.6)	10.0

Total expenses	1,365.5	1,366.7	(51.8)	50.6

Income (loss) from operations	44.4	(45.7)	67.8	22.3
Interest income	1.7	4.9	—	(3.2)
Interest expense	(142.9)	(145.2)	—	2.3
Other income (expense), net	16.3	(0.1)	—	16.4

Loss before income taxes and non-controlling interests	(80.5)	(186.1)	67.8	37.8
Income tax expense	(7.5)	(4.7)	7.3	(10.1)

Net loss	(88.0)	(190.8)	75.1	27.7
Less: net income attributable to non-controlling interest	(0.7)	(0.3)	—	(0.4)

Net loss attributable to Affinion Group, Inc.	$(88.7)	$(191.1)	$75.1	$27.3

Summary of Operating Results for the Year Ended December 31, 2008

The following is a summary of changes affecting our operating results for the year ended December 31, 2008 as compared to the year ended December 31, 2007:

Purchase accounting adjustments made in the Transactions had a less significant impact on our results of operations for the year ended December 31, 2008 as compared to the year ended December 31, 2007. These entries, which were non-cash in nature, increased net revenues by $16.0 million and income (loss) from operations by $67.8 million. The effect of purchase accounting adjustments, which were primarily related to deferred revenue, for the year ended December 31, 2008 as compared to the year ended December 31, 2007 increased net revenues by $16.0 million, marketing and commissions expense by $6.7 million and operating costs by $2.1 million. We recorded $60.6 million less depreciation and amortization expense for the year ended December 31, 2008 principally due to the accelerated amortization of intangible assets recognized in prior years, which positively affected results of operations.

Excluding the effects of the Transactions, net revenues increased $72.9 million, or 5.5%, for the year ended December 31, 2008 as compared to the prior year. Net revenues increased by $29.5 million in our International segment primarily from a combination of new program introductions for our new retail offerings and growth in other retail and package products, partially offset by the negative effect of a stronger U.S. dollar. Net revenues of our Membership products increased $19.7 million primarily due to higher average revenues per retail member and higher wholesale revenues, partially offset by lower retail member volumes. Net revenues of our Loyalty products increased $14.0 million primarily from growth in both new and existing programs, including fee-based revenue related to a loyalty points redemption program acquired on June 30, 2008. Net revenues of our Insurance and Package products increased $9.0 million primarily due to lower cost of insurance as a result of lower claims experience and an increase in net revenue per supplemental insured. This was partially offset by lower Package revenue primarily the net result of lower Package members partially offset by higher fee-based revenues from our NetGain product.

Excluding the effects of the Transactions, Segment EBITDA increased $32.3 million for the year ended December 31, 2008 as compared to the prior year, primarily due to higher net revenues along with lower commissions and lower general and administrative costs. The lower general and administrative costs were primarily due to the absence in 2008 of a charge for a distribution to option holders recorded in the first quarter of 2007 and a decrease in general corporate expenses, principally lower professional fees. Segment EBITDA was negatively impacted by higher global marketing expenses and increased operating costs, primarily higher product and servicing costs incurred in our Membership, International and Loyalty businesses as a result of the increased revenues.

Historical 2008 Results Compared to 2007 Results

The following section provides an overview of our consolidated results of operations for the year ended December 31, 2008 compared to our consolidated results of operations for the year ended December 31, 2007. Calculated percentages are based on amounts as reported which, for the years ended December 31, 2008 and 2007, reflect the impact of purchase accounting.

Net Revenues. For the year ended December 31, 2008, we reported net revenues of $1,409.9 million, an increase of $88.9 million, or 6.7%, as compared to net revenues of $1,321.0 million in the comparable 2007 period. Approximately $16.0 million of the increase, or 1.2%, was primarily due to an adjustment to deferred revenue related to the Transactions. Deferred revenue was originally written off as a part of purchase accounting. The majority of the negative impact of this adjustment was recognized in 2005 through 2007, and such impact will be de minimis in future periods. Net revenues excluding the impact of the Transactions increased $72.9 million, or 5.5%, primarily due to increases throughout all businesses. Net revenues from International products increased $29.5 million, revenues from Loyalty products increased by $14.0 million and Membership and Insurance and Package products increased $19.7 million and $9.0 million, respectively. International products net revenues increased primarily due to new program introductions for our new retail offerings and growth in other retail and package products, partially offset by the negative impact of the stronger U.S. dollar. Loyalty products net revenues increased primarily due to growth from existing programs and new programs, including fee-based revenue related to a points redemption program acquired on June 30, 2008. Membership products net revenues increased primarily due to higher average revenues per retail member and higher wholesale revenues from programs that were formerly retail, partially offset by lower retail member volumes. Insurance and Package products net revenues increased primarily due to lower cost of insurance as a result of lower claims experience and the increase in net revenue per supplemental insured which was partially offset by lower Package revenue, primarily the net result of lower Package members partially offset by higher fee-based net revenues from our NetGain product.

Marketing and Commissions Expense. Marketing and commissions expense increased by $38.5 million, or 6.3%, to $646.9 million for the year ended December 31, 2008 from $608.4 million for the year ended December 31, 2007. Excluding the impact of the Transactions, marketing and commissions expense was $31.8 million, or 5.2%, higher primarily due to increased global marketing costs, primarily in our Membership, Insurance, Package and International businesses, partially offset by lower commissions. Commissions decreased in our Membership business primarily as a result of the continuing shift of marketing spend to lower commission media and was partially offset by higher commissions in our International business, primarily from revenue growth in new retail programs. Approximately $6.7 million, or 1.1%, of the increase was the result of higher commission expense related to the recording of non-cash purchase accounting adjustments to prepaid commissions related to deferred revenues.

Operating Costs. Operating costs increased by $25.7 million, or 7.7%, to $360.0 million for the year ended December 31, 2008 from $334.3 million for the year ended December 31, 2007. Excluding the impact of the Transactions, operating costs were $23.6 million, or 7.1%, higher than those incurred in 2007, primarily due to higher product, servicing and employee-related costs in our Loyalty, International and Membership businesses, primarily as a result of the increase in revenues. Operating costs increased as a result of the Transactions by $2.1 million, or 0.6%, primarily related to an adjustment for a liability recorded in purchase accounting to service our members (for which no revenue will be recognized in the future).

General and Administrative Expense. General and administrative expense decreased by $14.8 million, or 13.1%, to $98.4 million for the year ended December 31, 2008 from $113.2 million for the year ended December 31, 2007 primarily due to the absence in 2008 of a $5.4 million charge for a cash distribution to option holders in the first quarter of 2007 in connection with the special dividend paid by Affinion Holdings in addition to lower general corporate expenses, principally lower professional fees in our Membership business.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased by $50.6 million, or 16.3%, for the year ended December 31, 2008 to $260.2 million from $310.8 million for the year ended December 31, 2007, primarily from recording higher amortization expense in 2007 on the fair value of intangible assets resulting from the Transactions as the majority of the intangibles are amortized on an accelerated basis. This amortization expense is based upon an allocation of values to intangible assets and is being amortized over lives ranging from 3 years to 15 years. This decrease was partially offset by an increase in the amortization of member relationships acquired in 2007.

Interest Expense. Interest expense decreased by $2.3 million, or 1.6%, to $142.9 million for the year ended December 31, 2008 from $145.2 million for the year ended December 31, 2007. Accrued interest on debt decreased approximately $14.1 million, primarily due to lower interest accrued on our term loan from the combination of 2007 prepayments and lower interest rates, which was partially offset by higher interest due to increased utilization of our revolving credit facility. The less favorable impact of interest rate swaps in 2008 as compared to 2007 increased interest expense by approximately $10.8 million.

Other Income (Expense), Net. In 2008, the Company had other income, net of $16.3 million as compared to other expense, net of $0.1 million in 2007. The variance was primarily related to unrealized foreign exchange gains on intercompany borrowings.

Income Tax Expense. Income tax expense increased by $2.8 million to $7.5 million for the year ended December 31, 2008, from $4.7 million for the year ended December 31, 2007, primarily due to movement in foreign deferred tax associated with unrealized exchange gains and an increase in deferred state tax. This increase was partially offset by a decrease in current state tax and recording a state tax benefit associated with the utilization of tax attributes which are reimbursable under the purchase agreement.

Operating Segment Results

The following section provides an overview of our consolidated results of operations for the year ended December 31, 2008 compared to our consolidated results of operations for the year ended December 31, 2007.

Net revenues and Segment EBITDA by operating segment are as follows:

	Years Ended December 31,
	Net Revenues				Segment EBITDA(1)
	2008	2007	Increase (Decrease) Related to the Transactions	Other Increase (Decrease)	2008	2007	Increase (Decrease) Related to the Transactions	Other Increase (Decrease)
	(in millions)
Affinion North America
Membership products	$712.6	$683.7	$9.2	$19.7	$129.8	$94.7	$4.0	$31.1
Insurance and package products	375.1	365.5	0.6	9.0	127.9	138.9	0.6	(11.6)
Loyalty products	72.2	58.0	0.2	14.0	22.4	19.5	0.2	2.7
Eliminations	(4.2)	(4.9)	—	0.7	—	—	—	—

Total North America	1,155.7	1,102.3	10.0	43.4	280.1	253.1	4.8	22.2
Affinion International
International products	254.2	218.7	6.0	29.5	31.2	22.4	2.4	6.4

Total products	1,409.9	1,321.0	16.0	72.9	311.3	275.5	7.2	28.6
Corporate	—	—	—	—	(6.7)	(10.4)	—	3.7

Total	$1,409.9	$1,321.0	$16.0	$72.9	304.6	265.1	7.2	32.3

Depreciation and amortization					(260.2)	(310.8)	60.6	(10.0)

Income (loss) from operations					$44.4	$(45.7)	$67.8	$22.3

(1)	See “—Covenant Compliance—Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures” below and Note 18 to our audited consolidated financial statements included elsewhere herein for a discussion on Segment EBITDA.

Affinion North America

Membership Products. Membership products net revenues increased by $28.9 million, or 4.2%, to $712.6 million for the year ended December 31, 2008 as compared to $683.7 million for the year ended December 31, 2007. Excluding the effects of the Transactions, net revenues increased by $19.7 million, or 2.9%, primarily due to higher average revenues per retail member and higher wholesale revenues from programs that were formerly retail, partially offset by lower retail member volumes. In addition, net revenues increased $9.2 million, or 1.3%, primarily related to a deferred revenue adjustment recorded in purchase accounting from the Transactions.

Segment EBITDA increased by $35.1 million for the year ended December 31, 2008 as compared to the year ended December 31, 2007. Excluding the effects of the Transactions, Segment EBITDA increased by $31.1 million primarily due to higher net revenues of $19.7 million and lower marketing and commissions of $10.1 million. Segment EBITDA also increased due to lower general and administrative costs of $12.2 million, principally a result of decreases in general corporate expenses, primarily lower professional fees. Segment EBITDA decreased as a result of higher product and servicing costs of $10.9 million. Segment EBITDA related to the Transactions for the year ended December 31, 2008 was positively affected by a $4.0 million deferred revenue adjustment recorded in purchase accounting, net of increased prepaid commissions and the amortization of the liability to service our members (for which no revenue will be recognized in the future) recorded in purchase accounting.

Insurance and Package Products. Insurance and package products net revenues increased $9.6 million, or 2.6%, to $375.1 million for the year ended December 31, 2008 as compared to $365.5 million for the year ended December 31, 2007. Excluding the effects of the Transactions, Insurance net revenues increased approximately $9.8 million, principally due to the continued increase in net revenue per supplemental insured and lower cost of insurance resulting from lower claims experience. Package net revenues declined $0.8 million, primarily due to the net effect of lower Package members partially offset by higher fee-based net revenues from our NetGain product. In addition, net revenues as a result of the Transactions increased $0.6 million due to a non-cash deferred revenue adjustment recorded in purchase accounting.

Excluding the effects of the Transactions, Segment EBITDA decreased by $11.6 million, or 8.4%, for the year ended December 31, 2008 as compared to the year ended December 31, 2007, primarily due to higher marketing and commissions of approximately $21.0 million, which more than offset the higher net revenues of $9.0 million. Segment EBITDA related to the Transactions increased $0.6 million from a deferred revenue adjustment described above.

Loyalty Products. Revenues from Loyalty products increased by $14.2 million, or 24.5%, for the year ended December 31, 2008 to $72.2 million as compared to $58.0 million for the year ended December 31, 2007. Net revenues increased from new programs, including fee-based revenue from a points redemption program acquired on June 30, 2008 and member growth within existing client programs. These increases were partially offset by the absence in 2008 of approximately $1.7 million of patent settlements received in 2007.

Segment EBITDA increased by $2.9 million, or 14.9%, for the year ended December 31, 2008 as compared to the year ended December 31, 2007, primarily due to revenue growth from new and existing programs, net of higher product and servicing costs, partially offset by the absence in 2008 of approximately $1.8 million of patent settlements received in 2007.

Affinion International

International Products. International products net revenues increased by $35.5 million, or 16.2%, to $254.2 million for the year ended December 31, 2008 as compared to $218.7 million for the year ended December 31, 2007. Net revenues excluding the results of the Transactions increased $29.5 million, or 13.5%, primarily due to higher revenues of $24.2 million from new program introductions for our new retail offerings, $7.7 million from growth in our other retail business and $3.4 million from growth in our package business. The package business has experienced a stabilization in its member base. Net revenues decreased $5.8 million from the effect of the stronger U.S. dollar. Net revenues also increased $6.0 million, or 2.7%, from a non-cash deferred revenue adjustment recorded in purchase accounting as a result of the Transactions.

Segment EBITDA increased by $8.8 million for the year ended December 31, 2008 as compared to the year ended December 31, 2007. Excluding the effect of the Transactions, Segment EBITDA increased $6.4 million. The increase in revenue of $29.5 million was partially offset by $23.1 million of higher marketing and commissions and increased operating costs primarily to support our new retail programs. In addition, Segment EBITDA increased $2.4 million as a result of purchase accounting adjustments primarily related to a deferred revenue adjustment, net of commissions, and the amortization of the service liability to service our members (for which no revenue will be recognized in the future) as a result of the Transactions.

Corporate

For the year ended December 31, 2008, corporate costs decreased by $3.7 million as compared to the year ended December 31, 2007 primarily due to the absence in 2008 of a $5.4 million charge related to a payment to option holders in the first quarter of 2007 in connection with the special dividend paid by Affinion Holdings.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The following table summarizes our historical consolidated results of operations for the years ended December 31, 2007 and 2006:

	Year Ended December 31, 2007	Year Ended December 31, 2006	Increase (Decrease) Related to the Transactions	Increase (Decrease) Other
	(in millions)
Net revenues	$1,321.0	$1,137.7	$184.1	$(0.8)

Expenses:
Cost of revenues excluding depreciation and amortization shown separately below:
Marketing and commissions	608.4	580.9	44.4	(16.9)
Operating costs	334.3	326.1	32.3	(24.1)
General and administrative	113.2	106.9	(10.5)	16.8
Goodwill impairment	—	15.5	—	(15.5)
Depreciation and amortization	310.8	396.8	(101.7)	15.7

Total expenses	1,366.7	1,426.2	(35.5)	(24.0)

Income (loss) from operations	(45.7)	(288.5)	219.6	23.2
Interest income	4.9	5.7	—	(0.8)
Interest expense	(145.2)	(148.8)	—	3.6
Other income, net	(0.1)	—	—	(0.1)

Income (loss) before income taxes and non-controlling interest	(186.1)	(431.6)	219.6	25.9
Income tax expense	(4.7)	(6.3)	12.6	(11.0)

Net loss	(190.8)	(437.9)	232.2	14.9
Less: net income attributable to non-controlling interest	(0.3)	(0.3)	—	—

Net loss attributable to Affinion Group, Inc	$(191.1)	$(438.2)	$232.2	$14.9

Overview of 2007 Historical Operating Results

The following is an overview of major changes affecting our historical operating results in 2007 compared to 2006:

•

Purchase accounting adjustments made as a result of the Transactions had a significant impact on our consolidated results of operations in 2007 and 2006. These entries, which are non-cash in nature, increased net revenues by $184.1 million and reduced the loss from operations by $219.6 million. Since deferred revenues were reduced in purchase accounting, net revenues recognized for periods following the Transactions have been less than they otherwise would have been and such impact will decline in future periods. Also, we recorded a liability in purchase accounting for the fair value of servicing our members existing at the date of the Transactions for which no revenue will be recognized in the future. Because the liability recorded in purchase accounting is used to offset future servicing costs for such members, our operating costs have been lower for periods following the Transactions than they otherwise would have been. Also, because prepaid commissions were reduced in purchase accounting, marketing and commissions expense for periods following the Transactions have been less than they otherwise would have been. The majority of the adjustments related to deferred revenue affecting net revenues, marketing and commissions and operating costs have been recorded during the periods ended December 31, 2005, 2006 and 2007. The effect of these purchase accounting adjustments on the Company’s historical consolidated results of operations for the year ended December 31, 2007 as compared to the year ended December 31, 2006 was to increase net revenues by $176.9 million, increase marketing and commissions expense by $44.4 million, and increase operating costs expense by $31.3 million. In addition, 2007 net revenues increased by $7.2 million due to the absence in 2007 of amortization of an asset from a favorable non-market contract recorded in purchase accounting, while lower amortization in 2007 of unfavorable non-market contracts recorded as liabilities in 2006 increased 2007 operating costs by $1.0 million. We recorded $101.7 million less depreciation and amortization expense for the year ended December 31, 2007 due to the accelerated amortization of intangible assets recognized in prior years which positively affected results of operations.

Historical 2007 Results Compared to 2006 Results

The following section provides an overview of our consolidated results of operations for the year ended December 31, 2007 compared to our consolidated results of operations for the year ended December 31, 2006. Calculated percentages are based on amounts as reported which, for the years ended December 31, 2007 and 2006, reflect the impact of purchase accounting.

Net Revenues. For the year ended December 31, 2007, we reported net revenues of $1,321.0 million, an increase of $183.3 million, or 16.1%, as compared to net revenues of $1,137.7 million in the comparable 2006 period. Approximately $176.9 million, or 15.5%, of the increase was due to an adjustment of deferred revenue related to the Transactions. Deferred revenue was originally written down as part of purchase accounting. The majority of the negative impact of this adjustment has been recognized in 2005, 2006 and 2007, with a minimal amount to be recognized in 2008. In addition, net revenues increased by $7.2 million, or 0.6%, from the absence in 2007 of amortization related to an asset recorded in purchase accounting for a favorable contract. Net revenues excluding the impact of the Transactions decreased $0.8 million, or less than 0.1%, primarily due to lower Membership products and Loyalty products net revenues of $28.7 million and $15.8 million, respectively, substantially offset by increased International products net revenue of $43.1 million. Membership products net revenues decreased due to lower member volumes which were partially offset by higher average revenues per retail member and higher wholesale revenues from programs that were formerly retail. Loyalty products net revenues decreased primarily due to the absence in 2007 of royalty revenue from the licensing of a patent agreement which expired in December 2006 and contract terminations. International products net revenues increased primarily due to new retail and other retail program introductions, growth in the package business and a favorable impact due to the weaker U.S. dollar, primarily against the Euro and the British pound.

Marketing and Commissions Expense. Marketing and commissions expense increased by $27.5 million, or 4.7%, to $608.4 million for the year ended December 31, 2007 from $580.9 million for the year ended December 31, 2006. Marketing and commissions expense increased by approximately $44.4 million, or 7.6%, as a result of higher commission expense from recording non-cash purchase accounting adjustments to prepaid commissions related to deferred revenue. Excluding the impact of the Transactions, marketing and commissions expense was $16.9 million, or 2.9%, lower than the prior year, primarily due to lower marketing expenditures in our Insurance and Membership businesses partially offset by increased spending in our International business, along with lower commissions primarily in our Membership business, principally due to redeploying our marketing spend to lower commission media. These decreases were partially offset by an increase in costs due to the effect of the weaker U.S. dollar, primarily against the Euro and the British pound.

Operating Costs. Operating costs increased by $8.2 million, or 2.5%, to $334.3 million for the year ended December 31, 2007 from $326.1 million for the year ended December 31, 2006. Operating costs increased by

$31.3 million, or 9.6%, related to an adjustment for a liability recorded in purchase accounting to service our members (for which no revenue will be recognized in the future). In addition, operating costs increased by $1.0 million, or 0.3%, as a result of lower amortization in 2007 of liabilities recorded in purchase accounting related to unfavorable contracts. Excluding the impact of the Transactions, operating costs were $24.1 million, or 7.4%, lower than 2006, primarily due to lower product and servicing costs due to a lower member and client base and improvements in contact center operations, partially offset by an increase in costs due to the effect of the weaker U.S. dollar, primarily against the Euro and the British pound.

General and Administrative Expense. General and administrative expense increased by $6.3 million, or 5.9%, to $113.2 million for the year ended December 31, 2007 from $106.9 million for the year ended December 31, 2006. Excluding the impact of the Transactions, general and administrative costs were $16.8 million, or 15.7%, higher in 2007 primarily due to a cash distribution to option holders in the first quarter of 2007 and increases in other general expenses, primarily related to higher employee related costs. Partially offsetting these increases was the absence of a $10.5 million, or 9.8%, charge in 2007 related to accrued management retention bonuses in 2006 related to the Transactions.

Goodwill Impairment. A goodwill impairment charge of $15.5 million, representing all of the goodwill ascribed to the Loyalty business, was recorded in the fourth quarter of 2006 in our Loyalty business, primarily the result of lower projected future cash flows, principally due to the termination of a client contract with our Loyalty business. As a result of this termination, we determined that the resulting change in expected future cash flows warranted a test of goodwill impairment for our Loyalty business. We concluded that the loss of the projected cash flows from this Loyalty client and the related decrease in the fair value of the Loyalty business indicated that the goodwill ascribed to the Loyalty business had been impaired.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased by $86.0 million, or 21.7%, for the year ended December 31, 2007 to $310.8 million from $396.8 million for the year ended December 31, 2006, primarily from recording higher amortization expense in 2006 on the fair value of intangible assets resulting from the Transactions as the majority of the intangibles are amortized on an accelerated basis. This amortization expense is based upon an allocation of values to intangible assets and is being amortized over lives ranging from 3 years to 15 years. This decrease was partially offset by an increase in the amortization of contract rights acquired subsequent to the date of the Transactions.

Interest Expense. Interest expense decreased by $3.6 million, or 2.4%, to $145.2 million for the year ended December 31, 2007 from $148.8 million for the year ended December 31, 2006, primarily due to lower deferred financing costs of approximately $9.5 million in 2007, principally due to accelerated expense in 2006 from the 2006 refinancing which replaced the existing bridge loan facility with fixed rate debt, along with lower net cash interest paid on debt of approximately $5.9 million, primarily the result of prepayments made on our term loan throughout 2006 and 2007. These benefits were partially offset by a less favorable impact in 2007, as compared to the 2006 period, of approximately $6.8 million on the interest rate swap entered into in 2005 and interest accretion of $4.9 million recorded in 2007 from contract rights purchased in December 2006.

Income Tax Expense. Income tax expense decreased by $1.6 million, or 25.4%, for the year ended December 31, 2007, as compared to the year ended December 31, 2006, primarily due to the movement in valuation allowances established against deferred tax assets, partially offset by an increase in current state and foreign tax liabilities.

Operating Segment Results

The following section provides an overview of our consolidated results of operations for the year ended December 31, 2007 compared to our consolidated results of operations for the year ended December 31, 2006.

Net revenues and Segment EBITDA by operating segment are as follows:

	Years Ended December 31,
	Net Revenues				Segment EBITDA(1)
	2007	2006	Increase (Decrease) Related to the Transactions	Other Increase (Decrease)	2007	2006	Increase (Decrease) Related to the Transactions	Other Increase (Decrease)
	(in millions)
Affinion North America
Membership products	$683.7	$549.8	$162.6	$(28.7)	$94.7	$(8.3)	$103.5	$(0.5)
Insurance and package products	365.5	366.0	0.7	(1.2)	138.9	118.7	0.7	19.5
Loyalty products	58.0	66.7	7.1	(15.8)	19.5	19.3	7.1	(6.9)
Eliminations	(4.9)	(6.7)	—	1.8	—	—	—	—

Total North America	1,102.3	975.8	170.4	(43.9)	253.1	129.7	111.3	12.1
Affinion International
International products	218.7	161.9	13.7	43.1	22.4	(1.1)	6.6	16.9

Total products	1,321.0	1,137.7	184.1	(0.8)	275.5	128.6	117.9	29.0
Corporate	—	—	—	—	(10.4)	(4.8)	—	(5.6)
Goodwill impairment	—	—	—	—	—	(15.5)	—	15.5

Total	$1,321.0	$1,137.7	$184.1	$(0.8)	265.1	108.3	117.9	38.9

Depreciation and amortization					(310.8)	(396.8)	101.7	(15.7)

Loss from operations					$(45.7)	$(288.5)	$219.6	$23.2

(1)	See “—Covenant Compliance—Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures” below and Note 18 to our audited consolidated financial statements included elsewhere herein for a discussion on Segment EBITDA.

Affinion North America

Membership Products. Membership products net revenues increased by $133.9 million, or 24.4%, to $683.7 million for the year ended December 31, 2007 as compared to $549.8 million for the year ended December 31, 2006. The increase was principally attributable to a $162.6 million adjustment primarily related to deferred revenue recorded in purchase accounting from the Transactions. Excluding the effects of the Transactions, net revenues decreased by $28.7 million, or 5.2%, primarily due to lower retail member volumes, partially offset by higher average revenues per retail member and higher wholesale revenues from programs that were formerly retail.

Segment EBITDA increased by $103.0 million for the year ended December 31, 2007 as compared to the year ended December 31, 2006. Segment EBITDA related to the Transactions for the year ended December 31, 2007 was positively affected by a $93.0 million deferred revenue adjustment recorded in purchase accounting, net of increased prepaid commissions and the amortization of the liability to service our members (for which no revenue will be recognized in the future) recorded in purchase accounting. Segment EBITDA for 2007 also increased by $10.5 million from the absence in 2007 of management retention bonuses recorded in 2006.

Excluding the effects of the Transactions, Segment EBITDA decreased by $0.5 million primarily due to the impact of lower net revenues of $28.7 million, which was more than offset by lower commissions and product benefit and servicing costs of $35.6 million, including approximately $13.7 million due to lower product and servicing costs associated with a lower membership base and improvements in contact center operations. Segment EBITDA declined due to increased general and administrative costs of $7.4 million, primarily the result of centralizing certain overhead functions with our Insurance and package products business and increases in other general expenses, principally due to higher employee related costs.

Insurance and Package Products. Insurance and package products net revenues decreased $0.5 million, or 0.1%, to $365.5 million for the year ended December 31, 2007 as compared to $366.0 million for the year ended December 31, 2006. Excluding the effects of the Transactions, net revenues decreased $1.2 million, or 0.3%, primarily due to lower Package revenue of $6.4 million principally due to lower Package members. This was partially offset by an increase in Insurance revenue of $4.7 million primarily the result of the continued increase in net revenue per supplemental insured, partially offset by higher cost of insurance as a result of higher claims experience. In addition, net revenues as a result of the Transactions increased $0.7 million, or 0.2%, due to a non-cash deferred revenue adjustment recorded in purchase accounting.

Excluding the effects of the Transactions, Segment EBITDA increased by $19.5 million, or 16.4%, for the year ended December 31, 2007 as compared to the year ended December 31, 2006. Segment EBITDA increased $7.7 million principally from lower marketing costs, primarily due to a shift in the allocation of our marketing spend across our businesses, which more than offset the negative effects of lower net revenues and higher commissions. Additionally, Segment EBITDA increased by $11.8 million primarily due to centralizing certain overhead functions with our Membership products business and lower product and servicing costs primarily due to lower package members. Segment EBITDA related to the Transactions increased $0.7 million, or 0.6%, from a deferred revenue adjustment described above.

Loyalty Products. Revenues from Loyalty decreased by $8.7 million, or 13.0%, for the year ended December 31, 2007 to $58.0 million as compared to $66.7 million for the year ended December 31, 2006. Excluding the effects of the Transactions, net revenues decreased $15.8 million, or 23.7%, primarily due to the absence in 2007 of royalty revenue of $9.3 million received from the licensing of patents in 2006 and $16.2 million due to contract terminations, including a one-time termination fee of $3.8 million, partially offset by $7.1 million of new programs and growth from existing programs. Royalty revenue from patent litigation settlements increased net revenues by $2.6 million, including a one-time payment of $1.4 million. Net revenues related to the Transactions also increased $7.1 million, or 10.7%, due to the absence in 2007 of amortization related to an asset recorded in purchase accounting for a favorable contract in 2006 for $6.0 million and a $1.1 million deferred revenue purchase accounting adjustment.

Segment EBITDA increased by $0.2 million, or 1.0%, for the year ended December 31, 2007 as compared to the year ended December 31, 2006. Segment EBITDA related to the Transactions increased $7.1 million, or 36.8%, from the effect of the favorable contract adjustment and the deferred revenue adjustment described above. Excluding the effects of the Transactions, Segment EBITDA decreased by $6.9 million, or 35.8%, primarily from the absence in 2007 of $9.3 million of royalties received from the licensing of patents in 2006. Segment EBITDA increased approximately $2.4 million as a result of net revenue growth from new and existing programs, net revenues from patent litigation settlements and lower operating costs, which more than offset the negative impact of contract terminations as described above and higher general and administrative costs.

Affinion International

International Products. International products net revenues increased by $56.8 million, or 35.1%, to $218.7 million for the year ended December 31, 2007 as compared to $161.9 million for the year ended December 31, 2006. Net revenues excluding the results of the Transactions increased $43.1 million, or 26.6%, primarily due to higher revenues of $15.1 million from new program introductions for our new retail offerings and $8.7 million from growth in our package business. The package business experienced a net year over year reduction in members, however the majority of the lost members generated a minimal amount of revenue and were substantially offset by new members at higher price points. In addition, net revenues increased $17.0 million from the weakening of the U.S. dollar. Net revenues also increased $13.7 million, or 8.5%, from a non-cash deferred revenue adjustment recorded in purchase accounting as a result of the Transactions.

Segment EBITDA increased by $23.5 million for the year ended December 31, 2007 as compared to the year ended December 31, 2006. Excluding the effect of the Transactions, Segment EBITDA increased by $16.9 million. Of this increase, $15.2 million was primarily the result of new retail program introductions, net of increased marketing spend, along with growth in our existing retail and package businesses. In addition, the effect of the weaker U.S. dollar increased Segment EBITDA by approximately $1.7 million. Segment EBITDA increased $6.6 million as a result of purchase accounting adjustments primarily related to a deferred revenue adjustment, net of commissions, and the amortization of the service liability to service our members (for which no revenue will be recognized in the future) as a result of the Transactions.

Corporate

For the year ended December 31, 2007, corporate costs increased by $5.6 million as compared to the year ended December 31, 2006 primarily due to a cash distribution to option holders in the first quarter of 2007.

Goodwill Impairment

A goodwill impairment charge of $15.5 million, representing all of the goodwill ascribed to the Loyalty business, was recorded in the fourth quarter of 2006 in our Loyalty business, primarily the result of lower projected future cash flows, principally due to the termination of a client contract with our Loyalty business. As a result of this termination, we determined that the resulting change in expected future cash flows warranted a test of goodwill impairment for our Loyalty business. We concluded that the loss of the projected cash flows from this Loyalty client and the related decrease in the fair value of the Loyalty business indicated that the goodwill ascribed to the Loyalty business had been impaired.

Financial Condition, Liquidity and Capital Resources

Financial Condition – June 30, 2009 and December 31, 2008

	June 30, 2009	December 31, 2008	Increase (Decrease)
	(in millions)
Total assets	$1,505.6	$1,460.6	$45.0
Total liabilities	2,098.0	2,007.1	90.9
Total equity (deficit)	(592.4)	(546.5)	(45.9)

Total assets increased by $45.0 million due to (i) an increase in cash and cash equivalents of $77.3 million, primarily as a result of a debt offering completed in June 2009, partially offset by the repayment of the outstanding balance under the revolving credit facility and (ii) an increase in other non-current assets of $58.7 million, principally due to the purchase of a portion of the outstanding debt of Holdings at a cost of $44.8 million. These increases were partially offset by (i) a decrease in intangible assets of $76.7 million, principally due to amortization expense of $80.0 million (substantially all of the intangible assets were acquired as a result of the Transactions—see Notes 1 and 2 to our unaudited condensed consolidated financial statements), and (ii) a decrease in profit-sharing receivables from insurance carriers of $24.0 million due to the timing of receipts from the insurance carriers.

Total liabilities increased by $90.9 million primarily due to (i) an increase in debt of $73.6 million primarily as a result of an offering of senior notes with a face amount of $150.0 million (June 30 carrying amount net of discount of $136.7 million), partially offset by net repayments under the line of credit of $57.0 million and a mandatory prepayment of the term loan facility based on excess cash flow of $6.4 million and (ii) an increase in accounts payable and accrued expenses of $25.0 million, principally due to the impact of seasonality in the businesses acquired in the fourth quarter of 2008 and increased income tax liabilities in certain state and foreign tax jurisdictions due to changes in tax legislation or in which previously available net operating loss carryforwards have been fully utilized.

Total equity (deficit) decreased by $45.9 million, due to a net loss of $22.9 million, dividend payments to the Company’s parent of $24.1 million and a dividend payment to the non-controlling interest of a subsidiary of $0.7 million, partially offset by foreign currency translation effect of $1.8 million.

Financial Condition—December 31, 2008 and December 31, 2007

	December 31, 2008	December 31, 2007	Increase (Decrease)
	(in millions)
Total assets	$1,460.6	$1,601.2	$(140.6)
Total liabilities	2,007.1	2,006.1	1.0
Total equity (deficit)	(546.5)	(404.9)	(141.6)

Total assets at December 31, 2008 as compared to December 31, 2007 decreased by $140.6 million due to (a) a decrease in intangible assets of $204.7 million, due to amortization expense of $206.9 million and foreign currency translation impact of $8.1 million, partially offset by acquired intangibles during 2008 of $10.2 million (substantially all of the intangible assets other than those acquired through the 2007 credit card registration membership business acquisition and the 2008 acquisitions of a travel business from RCI Europe and Loyaltybuild Limited, a loyalty program benefit provider and accommodation reservation booking business, were acquired as a result of the Transactions – see Notes 1 and 2 to our audited consolidated financial statements, (b) a decrease in contract rights and list fees of $22.5 million, due to amortization expense of $19.8 million and foreign currency translation impact of $10.3 million, partially offset by acquired contract rights and list fees during 2008 of $7.6 million. These decreases were partially offset by (a) an increase in profit-sharing receivables from insurance carriers of $39.5 million due to the timing of cash receipts, (b) an increase in cash and cash equivalents of $22.1 million (see “—Liquidity and Capital Resources—Cash Flows”) and (c) increases in restricted cash, goodwill and receivables from related parties of $6.5 million, $5.5 million and $8.8 million, respectively, due to the 2008 acquisitions and the impact of foreign currency translation.

Total liabilities at December 31, 2008 as compared to December 31, 2007 increased by $1.0 million due to (a) an increase in long-term debt of $19.8 million, principally due to borrowings under the revolving credit facility in the fourth quarter of 2008 to finance the two acquisitions and (b) an increase in other long-term liabilities of $13.2 million, principally due to the increase in the interest rate swap liability of $15.8 million. These increases were partially offset by a decrease in deferred revenue of $30.0 million, due to the continuing shift in the membership base to monthly memberships and a lower membership base.

Total equity (deficit) decreased by $141.6 million, primarily due to a net loss of $88.0 million, dividends paid to Holdings of $37.0 million and an unfavorable currency effect of $16.0 million.

Liquidity and Capital Resources

Our primary sources of liquidity on both a short-term and long-term basis are cash on hand and cash generated through operating and financing activities. Our primary cash needs are for working capital, capital expenditures and general corporate purposes, and to service the indebtedness incurred in connection with the Transactions. The Company requires very little capital to support its growth, with capital expenditures of $29.1 million, $26.9 million and $36.7 million for the years ended December 31, 2006, 2007 and 2008, respectively. Many of the Company’s significant costs are variable in nature, including marketing and commissions. The Company has a great degree of flexibility in the amount and timing of marketing expenditures and focuses its marketing expenditures on its most profitable marketing opportunities. Commissions vary directly with revenue and have been decreasing as a percentage of revenue over the last several years. We believe that, based on our current operations and anticipated growth, our cash on hand, cash flows from operating activities and borrowing availability under our revolving credit facility will be sufficient to meet our liquidity needs for the next twelve months and in the foreseeable future.

Cash Flows—Six Months Ended June 30, 2009 and 2008

At June 30, 2009, we had $113.6 million of cash and cash equivalents on hand, an increase of $95.2 million from $18.4 million at June 30, 2008. The following table summarizes our cash flows and compares changes in our cash and cash equivalents on hand to the same period in the prior year.

	Six Months Ended June 30,
	2009	2008	Change
	(in millions)
Cash provided by (used in):
Operating activities	$94.3	$56.2	$38.1
Investing activities	(62.7)	(16.5)	(46.2)
Financing activities	44.7	(35.2)	79.9
Effect of exchange rate changes	1.0	(0.3)	1.3

Net change in cash and cash equivalents	$77.3	$4.2	$73.1

Operating Activities

During the six months ended June 30, 2009, we generated $38.1 million more cash from operating activities than during the six months ended June 30, 2008. Segment EBITDA increased by $2.3 million for the six months ended June 30, 2009 as compared to the six months ended June 30, 2008 (see “Results of Operations”). In addition, the timing of settlement of receivables from and payables to related parties generated $40.1 million more cash during the six months ended June 30, 2009 compared to the six months ended June 30, 2008 and the timing of realization of the profit-sharing receivables due from insurance carriers resulted in $32.5 million more cash during the six months ended June 30, 2009 compared to the comparable period of the prior year and, which was impacted by the seasonality of businesses acquired in the fourth quarter of 2008. The additional cash generated was partially offset by the impact of timing of settlements of accounts payable and accrued expenses which resulted in the utilization of $17.9 million more cash during the six months ended June 30, 2009 compared to the comparable period of the prior year, which reflects the impact of seasonality in the businesses acquired in the fourth quarter of 2008, and a decrease in the payment received for the assumption of a loyalty points program liability of $6.7 million.

Investing Activities

We used $46.2 million more cash in investing activities during the six months ended June 30, 2009 as compared to the same period in 2008, principally due to the purchase of held-to-maturity debt securities for $44.8 million. In addition, during the six months ended June 30, 2009 we made acquisition-related payments totaling $2.3 million and had capital expenditures of $15.6 million, compared to capital expenditures of $16.4 million during the six months ended June 30, 2008.

Financing Activities

We generated $79.9 million more cash from financing activities during the six months ended June 30, 2009 as compared to the same period in 2008. During the six months ended June 30, 2009, we issued $150.0 million face amount of 10 1/8 % senior notes for proceeds net of discount of $136.5 million and incurred financing costs of $3.4 million. We also utilized $57.0 million to fully pay down our revolving credit facility and had principal payments of $6.6 million on our long-term debt during the six months ended June 30, 2009. During the six months ended June 30, 2008, we paid down $14.5 million on our line of credit and $0.1 million on our long-term debt. In addition, we paid dividends to Holdings, our parent company, during the six months ended June 30, 2009 and 2008 of $24.1 million and $20.6 million, respectively.

Cash Flows—Years Ended December 31, 2008 and 2007

At December 31, 2008, we had $36.3 million of cash and cash equivalents on hand, an increase of $22.1 million from $14.2 million at December 31, 2007. The following table summarizes our cash flows and compares changes in our cash and cash equivalents on hand to the same period in the prior year.

	Years Ended December 31,
	2008	2007	Change
	(in millions)
Cash provided by (used in):
Operating activities	$103.1	$101.8	$1.3
Investing activities	(59.1)	(77.4)	18.3
Financing activities	(19.2)	(94.2)	75.0
Effects of exchange rate changes	(2.7)	(0.3)	(2.4)

Net change in cash and cash equivalents	$22.1	$(70.1)	$92.2

Operating Activities. During the year ended December 31, 2008, we generated $1.3 million more cash from operating activities in comparison to the same period in 2007. Segment EBITDA, excluding the non-cash impacts of purchase accounting, increased $32.3 million for the year ended December 31, 2008 as compared to the year ended December 31, 2007 (see “—Results of Operations”). Cash flows from profit-sharing receivables from insurance carrier declined by $40.2 million, principally due to the timing of receipts. In addition, as a result of the continuing shift in the membership base to monthly memberships, the cash flows resulting from the change in deferred revenue, net of prepaid commissions, decreased by approximately $13.1 million for the year ended December 31, 2008 as compared to the year ended December 31, 2007. These decreases were partially offset by increased operating cash flows in 2008 as compared to 2007 in accounts payable and accrued expenses of $22.6 million due to timing of payments and the receipt of $7.4 million related to the assumption of a loyalty points program liability.

Investing Activities. We used $18.3 million less cash in investing activities during the year ended December 31, 2008 as compared with the same period in 2007. In 2008, we made $13.7 million of acquisition-related payments, net of cash acquired, principally for the acquisition of Loyaltybuild Limited. In 2007, we made $50.4 million of acquisition-related payments, net of cash acquired, principally for the acquisition of a credit card registration membership business in December 2007. Restricted cash requirements in international operations were $8.6 million more in 2008 as compared to 2007, principally as a result of the acquisition in 2008 of a European travel company. We also used $9.8 million more cash for capital expenditures in 2008 as compared to 2007. As previously noted, the Company has historically funded its capital expenditures and acquisitions from its cash on hand, operating cash flows and, as needed, from its available capacity under the revolving credit facility. The Company believes that these sources of funds will be sufficient to fund its anticipated capital expenditures, deferred purchase price of acquisitions and any new acquisitions in 2009.

Financing Activities. We used $75.0 million less cash in financing activities during the year ended December 31, 2008 compared with the same period in 2007. In 2008 and 2007, we made dividend payments to our parent company of $37.0 million and $32.2 million, respectively, to enable it to service its debt, and had net borrowings on our revolving credit facility of $18.5 million and $38.5 million, respectively. In 2007, we made $100.2 million of principal payments on borrowings, principally related to the term loan. At December 31, 2008, the Company had available borrowing capacity of $41.2 million under its revolving credit facility and the Company believes it will continue to have adequate borrowing capacity in 2009 under the revolving credit facility.

In January 2007, Holdings incurred debt of $350 million in the form of a five-year senior unsecured term loan facility. In 2007 and 2008, we made dividend distribution to Holdings to enable it to service its debt and we expect that Holdings will continue to require us to pay dividends (to the extent we are permitted legally and contractually) to enable it to service its debt. On January 23, 2008 and January 25, 2008, Holdings entered into interest rate swaps with the same counterparty, effective March 1, 2008. The swaps, with notional amounts of $200.0 million and $100.0 million, respectively, require Holdings to pay a fixed rate of interest of 2.79% and 3.19%, respectively, beginning on March 1, 2008 through March 1, 2010, in exchange for receiving floating payments based on a six-month LIBOR rate on the same $200.0 million and $100.0 million notional amounts for the same period. On September 15, 2008, Holdings entered into a two-year interest rate swap agreement with the same counterparty. This swap, with a notional amount of $50.0 million, requires Holdings to pay a fixed rate of interest of 3.17% beginning on September 2, 2008 through September 1, 2010, in exchange for receiving floating payments based on a six-month LIBOR rate on the same $50.0 million notional amount for the same period. The effect of these three swaps is to convert all of Holdings’ variable rate debt to a fixed rate obligation. If Holdings had continued to elect to pay cash interest on its term loan facility, the cash required to service the debt in 2009, net of the impact of the three interest rate swaps, would have been approximately $34.5 million. However, Holdings has made a payment-in-kind election for the interest period ending September 1, 2009 so the cash required to service its debt in 2009 is approximately $17.2 million.

Cash Flows—Years Ended December 31, 2007 and 2006

At December 31, 2007, we had $14.2 million of cash and cash equivalents on hand, a decrease of $70.1 million from $84.3 million at December 31, 2006. The following table summarizes our cash flows and compares changes in our cash and cash equivalents on hand to the same period in the prior year.

	Years Ended December 31,
	2007	2006	Change
	(in millions)
Cash provided by (used in):
Operating activities	$101.8	$98.3	$3.5
Investing activities	(77.4)	(44.4)	(33.0)
Financing activities	(94.2)	(85.4)	(8.8)
Effects of exchange rate changes	(0.3)	2.4	(2.7)

Net change in cash and cash equivalents	$(70.1)	$(29.1)	$(41.0)

Operating Activities. During the year ended December 31, 2007, we generated $3.5 million more cash from operating activities in comparison with the same period in 2006. Segment EBITDA, excluding the non-cash impacts of purchase accounting and a non-cash charge for goodwill impairment increased $23.4 million for the year ended December 31, 2007 as compared to the year ended December 31, 2006 (see “—Results of Operations”). As a result of monthly memberships reaching a stable level as a percentage of all active members within the membership base, the change in deferred revenue net of prepaid commissions (before purchase accounting impacts) has significantly decreased resulting in increased cash flow from operations of approximately $30.1 million for the year ended December 31, 2007 as compared to the year ended December 31, 2006. This increase in cash flow was effectively offset by the receipt of profit-sharing receivables from insurance carriers of $19.4 million and a $3.8 million contract termination payment during 2006 that did not recur in 2007, the payment of costs associated with the dividend paid to equity holders in the first quarter of 2007, payments of $5.6 million in 2007 relating to settlement of a legal matter and $4.8 million of payments to state taxing authorities in 2007 relating to unclaimed property.

Investing Activities. We used $33.0 million more cash in investing activities during the year ended December 31, 2007 as compared with the same period in 2006. In 2007, we made $50.4 million of acquisition-related payments, net of cash acquired, principally for the acquisition of a credit card registration membership business in December 2007. In 2007, restricted cash requirements in international operations were $2.2 million more in 2007 as compared to 2006. In 2006, investing activities also included the payment of $17.4 million representing a portion of the purchase price for the acquisition of the servicing rights for a membership program and the members of such program from a major bank. We also used $2.2 million less cash for capital expenditures in 2007 as compared to 2006.

Financing Activities. We generated $8.8 million less cash from financing activities during 2007 compared with 2006. In 2007, we made $100.2 million of principal payments on borrowings, principally related to the term loan, and made dividend payments to our parent company of $32.2 million. We also had net borrowings for the year on our revolving credit facility of $38.5 million. During the year ended December 31, 2006, we made $85.0 million in voluntary prepayments of the term loan under our credit facility. In connection with the 2006 refinancing of our senior subordinated bridge loan with the proceeds from the offering of senior subordinated notes and additional senior notes (see “—Credit Facilities and Long-Term Debt”), we incurred $10.9 million of deferred financing costs. We also received a capital contribution of $8.8 million in 2006.

Credit Facilities and Long-Term Debt

Following the completion of the Transactions we became a highly leveraged company, having incurred substantial debt. As of June 30, 2009, we had approximately $1.4 billion in indebtedness. Payments required to service this indebtedness have substantially increased our liquidity requirements as compared to prior years.

As part of the Transactions, we (a) issued $270.0 million principal amount of 10 1/8% senior notes due October 15, 2013 (the “existing 10 1/8% senior notes”) ($266.4 million net of discount), (b) entered into our new senior secured credit facilities consisting of a term loan facility in the principal amount of $860.0 million (which amount does not reflect the $205.0 million in principal prepayments that we made through June 30, 2009 and the $6.4 million annual repayment based on excess cash flow through December 31, 2008) and a revolving credit facility in an aggregate amount of up to $100.0 million and (c) entered into a senior subordinated bridge loan facility in the principal amount of $383.6 million. At June 30, 2009, we had $304.0 million ($302.8 million net of premiums and discounts) outstanding under our existing 10 1/8% senior notes, $648.6 million outstanding under the term loan facility, $355.5 million ($352.2 million net of discounts) outstanding under our senior subordinated notes, and $150.0 million ($136.7 million net of discounts) outstanding under the old notes. At June 30, 2009, there were no outstanding borrowings under the revolving credit facility and the Company had $98.3 million available under the revolving credit facility after giving effect to the issuance of $1.7 million of letters of credit.

Any borrowings under the revolving credit facility are available to fund our working capital requirements, capital expenditures and for other general corporate purposes. The senior secured credit facility also generally requires us to prepay borrowings under the term loan with proceeds from asset dispositions, excess cash flow beginning in July 2006 and the net cash proceeds from certain debt issued in the future. The remaining balance of the term loan is due and payable in full in 2012. The revolving credit facility is available until 2011. The term loan provides, at our option, for interest rates of a) adjusted LIBOR plus 2.50% or b) the higher of i) Credit Suisse, Cayman Island Branch’s prime rate and ii) the Federal Funds Effective Rate plus 0.5% (“ABR”), in each case plus 1.50%. The revolving credit facility provides, at our option, for interest rates of adjusted LIBOR plus 2.50% or ABR, plus 1.50% subject to downward adjustment based on our senior secured bank leverage ratio, as set forth in the agreement governing the revolving credit facility.

On October 17, 2005, we issued $270.0 million aggregate principal amount of our existing 10 1/8% senior notes and applied the gross proceeds of $266.4 million to finance a portion of the Transactions. On May 3, 2006, we issued an additional $34.0 million aggregate principal amount of our existing 10 1/8% senior notes and applied the gross proceeds, together with cash on hand, to repay the then remaining outstanding borrowings under our bridge loan facility. The interest on our existing 10 1/8% senior notes is payable semi-annually. We may redeem some or all of our existing 10 1/8% senior notes at any time on or after October 15, 2009 at the redemption prices (generally at a premium) set forth in the indenture governing our existing 10 1/8% senior notes. Our existing 10 1/8% senior notes are unsecured obligations. Our existing 10 1/8% senior notes are guaranteed by the same subsidiaries that guarantee our $960.0 million senior secured credit facility, our senior subordinated notes and the notes. Our existing 10 1/8% senior notes contain restrictive covenants related primarily to our ability to distribute dividends, redeem or repurchase capital stock, sell assets, issue additional debt or merge with or acquire other companies.

Our senior subordinated bridge loan facility has since been refinanced with the proceeds from the offering of senior subordinated notes (as defined below) and additional existing 10 1/8% senior notes. On April 26, 2006 we issued $355.5 million aggregate principal amount of 11 1 /2% senior subordinated notes due October 15, 2015 (the “senior subordinated notes”) and applied the gross proceeds of $350.5 million to repay $349.5 million of outstanding borrowings under our senior subordinated loan facility, plus accrued interest, and used cash on hand to pay fees and expenses associated with such issuance. The interest on our senior subordinated notes is payable semi-annually. We may redeem some or all of the senior subordinated notes at any time on or after October 15, 2010 at the redemption prices (generally at a premium) set forth in the agreement governing the senior subordinated notes. The senior subordinated notes are unsecured obligations. The senior subordinated notes are guaranteed by the same subsidiaries that guarantee our $960.0 million senior secured credit facility and senior notes. The senior subordinated notes contain restrictive covenants related primarily to our ability to distribute dividends, redeem or repurchase capital stock, sell assets, issue additional debt or merge with or acquire other companies.

On June 5, 2009, we issued $150.0 million aggregate principal amount of the old notes in a private placement transaction. The terms and covenants of the old notes are substantially identical to our existing 10 1/8% senior notes. The old notes are guaranteed on a senior unsecured basis by each of our current and future domestic subsidiaries that guarantee any of our indebtedness or indebtedness of other subsidiary guarantors, including the indebtedness under our senior secured credit facility, our existing 10 1/8% senior notes and our senior subordinated notes.

In January 2008, the Company entered into an interest rate swap effective February 21, 2008, which interest rate swap will terminate on February 21, 2011. The swap has an initial notional amount of $450.0 million, increasing to $500.0 million on February 21, 2009 and $600.0 million on February 21, 2010. Under the swap, the Company has agreed to pay a fixed rate of interest of 2.86% in exchange for receiving floating payments based on a three-month LIBOR on the notional amount for each applicable period. The effect of this swap, in conjunction with the Company’s previously existing interest rate swap, is to convert substantially all of the variable rate debt to a fixed rate obligation.

In January 2009, the Company entered into an interest rate swap effective February 21, 2011. The swap has a notional amount of $500.0 million and terminates on October 17, 2012. Under the swap, the Company has agreed to pay a fixed rate of interest of 2.985% in exchange for receiving floating payments based on a three-month LIBOR on the notional amount for each applicable period. This swap is intended to reduce a portion of the variability of the future interest payments on the Company’s term loan facility for the period after the Company’s existing swaps expire.

Covenant Compliance

Our senior secured credit facility and the indentures that govern our existing 10 1/8% senior notes, our senior subordinated notes and the notes contain various restrictive covenants. They prohibit us from prepaying indebtedness that is junior to such debt (subject to certain exceptions). Our credit facility requires us to maintain a specified minimum interest coverage ratio and a maximum consolidated leverage ratio. The interest coverage ratio as defined in the credit facility (Adjusted EBITDA, as defined, to interest expense, as defined) must be greater than 1.75 to 1.0 at June 30, 2009. The consolidated leverage ratio as defined in the credit facility (total debt, as defined, to Adjusted EBITDA, as defined) must be less than 6.00 to 1.0 at June 30, 2009. In addition, our credit facility, among other things, restricts our ability to incur indebtedness or liens, make investments or declare or pay any dividends. The indentures governing our existing 10 1/8% senior notes, our senior subordinated notes and the notes, among other things: (a) limit our ability and the ability of our subsidiaries to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments and enter into certain transactions with affiliates; (b) place restrictions on the ability of certain of our subsidiaries to pay dividends or make certain payments to us; and (c) place restrictions on our ability and the ability of our subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of our assets. However, all of these covenants are subject to significant exceptions.

We have the ability to incur additional debt, subject to limitations imposed by our credit facility, and the indentures governing our existing 10 1/8% senior notes, our senior subordinated notes and the notes. Under our indentures governing our existing 10 1/8% senior notes, our senior subordinated notes and the notes, in addition to specified permitted indebtedness, we will be able to incur additional indebtedness as long as on a pro forma basis our fixed charge coverage ratio (the ratio of Adjusted EBITDA to consolidated fixed charges) is at least 2.0 to 1.0. As discussed above, since the Transactions, our cash flow has allowed us to make nine voluntary principal prepayments of the term loan through June 30, 2009 aggregating $205.0 million, in addition to the $6.4 million annual repayment required based on excess cash flow through December 31, 2008.

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

Adjusted EBITDA consists of income from operations before depreciation and amortization further adjusted to exclude non-cash and unusual items and other adjustments permitted in our debt agreements to test the permissibility of certain types of transactions, including debt incurrence. We believe that the inclusion of Adjusted EBITDA is appropriate as a liquidity measure. Adjusted EBITDA is not a measurement of liquidity or financial performance under U.S. GAAP and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. You should not consider Adjusted EBITDA as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, as an indicator of cash flows, as a measure of liquidity, as an alternative to operating or net income determined in accordance with U.S. GAAP or as an indicator of operating performance.

Set forth below is a reconciliation of our consolidated net cash provided by operating activities for the twelve months ended June 30, 2009 to Adjusted EBITDA.

Twelve Months Ended June 30, 2009(a)
(in millions)
Net cash provided by operating activities	$141.2
Interest expense, net	148.2
Income tax expense	5.2
Amortization of favorable and unfavorable contracts	2.6
Amortization of debt discount and financing costs	(6.2)
Unrealized loss on interest rate swaps	(25.1)
Deferred income taxes	4.6
Payment received for assumption of loyalty points program liability	(0.7)
Changes in assets and liabilities	40.7
Effect of the Transactions, reorganizations, certain legal costs and net cost savings(b)	(2.0)
Other, net(c)	4.4

Adjusted EBITDA(d)	$312.9

(a)	Represents consolidated financial data for the year ended December 31, 2008, minus consolidated financial data for the six months ended June 30, 2008, plus consolidated financial data for the six months ended June 30, 2009.
(b)	Eliminates the effect of the Transactions, prior business reorganizations, non-recurring revenue and gains, legal expenses for certain legal matters and certain severance costs.

(c)	Eliminates net changes in other reserves, foreign currency gains and losses relating to unusual, non-recurring intercompany transactions, consulting fees paid to Apollo and other non-recurring costs related to acquisitions.
(d)	Adjusted EBITDA does not give pro forma effect to our acquisition of a travel business from RCI Europe and our acquisition of Loyaltybuild Limited, a loyalty program benefit provider and accommodation reservation booking business that were completed in the fourth quarter of 2008. However, we do make such accretive pro forma adjustment as if such acquisitions had occurred on July 1, 2008 in calculating the Adjusted EBITDA under our senior secured credit facility and the indentures governing our senior notes and senior subordinated notes.

Set forth below is a reconciliation of our consolidated net loss for the twelve months ended June 30, 2009 to Adjusted EBITDA as required by our senior secured credit facility agreement, the indenture governing our senior notes and the indenture governing our senior subordinated notes.

Twelve Months Ended June 30, 2009(a)
(in millions)
Net loss attributable to Affinion Group, Inc.	$(62.0)
Interest expense, net	148.2
Income tax expense	5.2
Non-controlling interest	0.8
Other income, net	(9.8)
Depreciation and amortization	224.5
Effect of the Transactions, reorganizations and non-recurring revenues and gains(b)	(4.9)
Certain legal costs(c)	(1.6)
Net cost savings(d)	4.5
Other, net(e)	8.0

Adjusted EBITDA(f)	$312.9

Interest coverage ratio(g)	2.75
Consolidated leverage ratio(h)	4.33
Fixed charge coverage ratio(i)	2.65

(a)	Represents consolidated financial data for the year ended December 31, 2008, minus consolidated financial data for the six months ended June 30, 2008, plus consolidated financial data for the six months ended June 30, 2009.
(b)	Effect of the Transactions, reorganizations and non-recurring revenues and gains—eliminates the effects of the Transactions.
(c)	Certain legal costs—represents legal costs, net of reimbursements, for certain litigation matters.
(d)	Net cost savings—represents the elimination of severance costs incurred.
(e)	Other, net—represents: (i) net changes in other reserves, (ii) the elimination of stock-based compensation expense, (iii) the elimination of foreign currency gains and losses relating to unusual, non-recurring intercompany transactions, (iv) consulting fees paid to Apollo, and (v) other non-recurring costs related to acquisitions.
(f)	Adjusted EBITDA does not give pro forma effect to our acquisition of a travel business from RCI Europe and our acquisition of Loyaltybuild Limited, a loyalty program benefit provider and accommodation reservation booking business that were completed in the fourth quarter of 2008. However, we do make such accretive pro forma adjustment as if such acquisitions had occurred on July 1, 2008 in calculating the Adjusted EBITDA under our senior secured credit facility and the indentures governing our senior notes and senior subordinated notes.
(g)

The interest coverage ratio is defined in our senior secured credit facility (Adjusted EBITDA, as defined, to interest expense, as defined). The interest coverage ratio must be greater than 1.75 to 1.0 at June 30, 2009.

(h)	The consolidated leverage ratio is defined in our senior secured credit facility (total debt, as defined, to Adjusted EBITDA, as defined). The consolidated leverage ratio must be less than 6.00 to 1.0 at June 30, 2009.
(i)	The fixed charge coverage ratio is defined in the indentures governing the senior notes and the senior subordinated notes (Consolidated Cash Flows, as defined, which is equivalent to Adjusted EBITDA (as defined in the Affinion Credit Facility), to fixed charges, as defined).

Contractual Obligations and Commitments

The following table summarizes our aggregate contractual obligations at December 31, 2008, on a pro forma basis after giving effect to the offering of the old notes, as if such offering had occurred on December 31, 2008, and summarizes the effect that such obligations are expected to have on our liquidity and cash flow in future periods. We expect to fund the contractual obligations and commitments with operating cash flow generated in the normal course of business and availability under the $100.0 million revolving credit facility.

	2009	2010	2011	2012	2013	2014 and thereafter	Total
	(dollars in millions)
Term loan due 2012	$6.4	$—	$—	$648.6	$—	$—	$655.0
Revolving credit facility expiring in 2011	—	—	57.0	—	—	—	57.0
Our existing 10 1/8% senior notes due 2013(1)	—	—	—	—	304.0	—	304.0
Old notes(1)	—	—	—	—	150.0	—	150.0
11 1/2% senior subordinated notes due 2015(1)	—	—	—	—	—	355.5	355.5
Interest payments(2)	117.2	122.2	118.6	116.8	80.4	73.3	628.5
Other purchase commitments(3)	27.4	17.5	13.6	3.4	0.8	—	62.7
Operating lease commitments	14.6	13.7	10.3	6.9	5.7	2.6	53.8
Capital lease obligations	0.3	0.2	0.1	0.1	0.1	—	0.8
Consulting agreements(4)	2.0	2.0	2.0	2.0	2.0	8.0	18.0
Employment agreements(5)	3.9	2.5	0.2	—	—	—	6.6

Total firm commitments and outstanding debt	$171.8	$158.1	$201.8	$777.8	$543.0	$439.4	$2,291.9

(1)	Long-term debt reflected at face amount.
(2)	Interest on variable rate debt is based on December 31, 2008 interest rates adjusted for the Company’s interest rate swaps. Interest on borrowings under the revolving credit facilities is not reflected as the contractual obligation as of December 31, 2008 is de minimis and any future contractual obligations will be dependent on borrowing and repayment activity, as well as interest rates in effect as of the borrowing dates.
(3)	Represents commitments under purchase agreements for marketing and membership program support services.
(4)	Represents annual management fee payable under the consulting agreement with Apollo. See “Certain Relationships and Related Party Transactions—The Acquisition—Ancillary Agreements to the Purchase Agreement—Consulting Agreement” below.
(5)	Represents salary and target bonus amounts attributable to those employment agreements described under “Management—Executive Compensation.” Amounts are based on the assumption that no agreements are renewed beyond their initial terms and all performance metrics for bonus payouts are achieved. Amounts exclude severance and other payouts due upon termination of employment.

The above table does not give effect to contingent obligations, such as litigation claims, standard guarantees and indemnities, deferred purchase price related to acquisitions, surety bonds and letters of credit, due to the fact that at this time we can not determine either the amount or timing of payments related to these contingent obligations. See Note 13 to our audited consolidated financial statements included elsewhere in the registration statement of which this prospectus forms a part for a discussion of these contingent obligations. The above table does not include obligations in connection with our FIN 48 liabilities as we have significant federal and state net operating loss carryforwards that we believe will be available to offset any FIN 48 liabilities incurred. In addition, we refer you to our audited consolidated financial statements as of December 31, 2008 and 2007 and for the three years in the period ended December 31, 2008.

Affinion Group Holdings, Inc.’s Dependence on Us to Service its Obligations

On January 31, 2007, our parent, Affinion Group Holdings, Inc. (“Holdings”), entered into a five-year senior unsecured term loan facility (the “Holdings Loan Agreement”) with Deutsche Bank Trust Company Americas (“Deutsche Bank”), Bank of America, N.A., and certain other banks as the initial lenders, with Deutsche Bank Securities Inc. and Banc of America Securities LLC (“BAS”) as the joint lead arrangers and book-running managers, Deutsche Bank as administrative agent, and BAS as syndication agent. The principal amount of the Holdings Loan Agreement is $350.0 million. As of June 30, 2008, loans under the Holdings Loan Agreement accrue cash interest at the rate of six month LIBOR plus 6.75%, but the interest rate is subject to additional increases over time and further increases if, in lieu of paying cash interest, the interest is paid by adding such interest to the principal amount of the loans. Holdings has the independent ability to pay such non-cash payment in kind interest in lieu of cash interest. Interest is payable semi-annually on March 1 and September 1. Holdings has made a payment-in-kind election for the interest period ending September 1, 2009, so the cash required to service its debt in 2009 net of the impact of the three interest rate swaps entered into by Holdings discussed below, is approximately $17.2 million. In addition, the Holdings preferred stock entitles its holders to receive dividends of 8.5% per annum (payable, at Holdings’ option, in either cash or in kind) and ranks senior to shares of all other classes or series of stock with respect to rights upon a liquidation or sale of Holdings at a price of the then-current face amount, plus any accrued and unpaid dividends. As a holding company with no significant assets other than the ownership of 100% of our common stock, Holdings depends on our cash flows to pay its cash debt service and to pay cash dividends, if any, on its preferred stock.

On January 23, 2008 and January 25, 2008, Holdings entered into two separate two-year interest rate swap agreements, with the interest rate swap agreements having a combined notional amount of $300.0 million. Under the January 23, 2008 interest rate swap agreement, which has a notional amount of $200.0 million, Holdings has agreed to pay a fixed interest rate of 2.79%, payable on a semi-annual basis, for the period beginning on March 1, 2008 through March 1, 2010, with the first interest payment due on September 1, 2008, in exchange for receiving floating payments based on a six-month LIBOR on the same $200.0 million notional amount for the same period. Under the January 25, 2008 interest rate swap agreement, which has a notional amount of $100.0 million, Holdings has agreed to pay a fixed interest rate of 3.19%, payable on a semi-annual basis, for the period beginning on March 1, 2008 through March 1, 2010, with the first interest payment due on September 1, 2008, in exchange for receiving floating payments based on a six-month LIBOR on the same $100.0 million notional amount for the same period.

On September 15, 2008, Holdings entered into a two-year interest rate swap agreement, with a notional amount of $50.0 million. Under the interest rate swap agreement, Holdings has agreed to pay a fixed interest rate of 3.17%, payable on a semi-annual basis, for the period beginning on September 1, 2008 through September 1, 2010, with the first interest payment due on March 2, 2009, in exchange for receiving floating payments based on a six-month LIBOR on the same $50.0 million notional amount for the same period.

As described above, we expect that Holdings will rely on distributions from us in order to pay cash amounts due, if any, in respect of the Holdings Loan Agreement and to pay cash dividends, if any, on its preferred stock. However, our ability to make distributions to Holdings is restricted by covenants contained in our senior secured credit facility and the indentures governing our existing 10 1/8% senior notes, our senior subordinated notes and our notes and by Delaware law. To the extent we make distributions to Holdings, the amount of cash available to us to pay principal of, and interest on, our outstanding debt, including our senior secured credit facility, our existing 10 1/8% senior notes, our senior subordinated notes and our notes, will be reduced, and we would have less cash available for other purposes, which could negatively impact our financial condition, our results of operations and our ability to maintain or expand our business. A failure to pay principal of, or interest on, our debt, including our senior secured credit facility, our existing 10 1/8% senior notes, our senior subordinated notes and our notes, would constitute an event of default under the applicable debt agreements, giving the holders of that debt the right to accelerate its maturity. If any of our debt is accelerated, we may not have sufficient cash available to repay it in full and we may be unable to refinance such debt on satisfactory terms or at all.

Debt Repurchases

During the first quarter of 2009, we purchased $2.6 million of Holdings’ indebtedness under the Holdings Loan Agreement for $1.1 million and made a payment-in-kind dividend to Holdings. During the second quarter of 2009, we purchased $64.0 million face amount of Holdings’ outstanding indebtedness under the Holdings Loan Agreement from an affiliate of Apollo for $44.8 million, which we continue to hold. This purchase was effected through a newly-formed non-guarantor subsidiary, Affinion Investments, LLC. We or our affiliates may, from time to time, purchase any of our or additional portions of Holdings’ indebtedness. Any such future purchases may be made through open market or privately negotiated transactions with third parties or pursuant to one or more tender or exchange offers or otherwise, upon such terms and at such prices as we or any such affiliates may determine.

Off-Balance Sheet Arrangements

We do not have any significant off-balance sheet arrangements that have not been disclosed in “—Contractual Obligations and Commitments.”

Quantitative and Qualitative Disclosures About Market Risk

Following is a description of our risk management policies.

Foreign Currency Risk

We currently do not utilize foreign currency forward contracts as we do not consider our foreign currency risk to be material, although the Company continues to evaluate its foreign currency exposures in light of the current volatility in the foreign currency markets.

Interest Rate Swaps

We entered into an interest swap as of December 14, 2005. This swap converts a notional amount of the Company’s floating rate credit facility into a fixed rate obligation. The notional amount of the swap is $150.0 million at June 30, 2009 and reduces in accordance with a contractual amortization schedule through December 31, 2010 when the swap terminates. In January 2008, the Company entered into a second interest rate swap effective February 21, 2008, which interest rate swap terminates February 21, 2011. This swap had an initial notional amount of $450.0 million, increasing to $500.0 million on February 21, 2009 and $600.0 million on February 21, 2010. Under the second swap, the Company has agreed to pay a fixed rate of interest of 2.86% in exchange for receiving floating payments based on a three-month LIBOR on the notional amount for each applicable period. The effect of this swap, in conjunction with the Company’s existing interest rate swap, is to convert substantially all of the variable rate debt to a fixed rate obligation.

In January 2009, the Company entered into an interest rate swap effective February 21, 2011. The swap has a notional amount of $500.0 million and terminates on October 17, 2012. Under the swap, the Company has agreed to pay a fixed rate of interest of 2.985% in exchange for receiving floating payments based on a three-month LIBOR on the notional amount for each applicable period. This swap is intended to reduce a portion of the variability of the future interest payments on the Company’s term loan facility for the period after the Company’s previously existing swaps expire.

The interest rate swaps are recorded at fair value either as non-current assets or long-term liabilities. The swaps are not designated as hedging instruments and therefore the changes in the fair value of the interest rate swaps is recognized currently in earnings in the accompanying unaudited consolidated statements of operations.

The following table provides information about the Company’s financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted-average interest rates by expected maturity for the Company’s long-term debt as of June 30, 2009 (dollars are in millions unless otherwise indicated):

	2009	2010	2011	2012	2013	2014 and Thereafter	Total	Fair Value At June 30, 2009
Fixed rate debt	$0.1	$0.1	$0.1	$0.2	$454.1	$355.5	$810.1	$724.5
Average interest rate	11.41%	11.41%	11.41%	11.41%	11.41%	11.41%
Variable rate debt	$—	$—	$—	$648.6	$—	$—	$648.6	$648.6
Average interest rate(a)	2.81%	2.81%	2.81%	2.81%
Variable to fixed-interest rate swaps(b)								$17.2
Average pay rate	3.34%	3.02%	2.99%	2.99%
Average receive rate	0.77%	1.62%	2.85%	3.69%

(a)	Average interest rate is based on rates in effect at June 30, 2009.
(b)	The fair value of the interest rate swaps is included in other long-term liabilities at June 30, 2009.

We do not use derivatives for trading or speculative purposes.

Credit Risk and Exposure

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of receivables, profit-sharing receivables from insurance carriers and prepaid commissions. We manage such risk by evaluating the financial position and creditworthiness of such counterparties. As of June 30, 2009, approximately $71.8 million of the profit-sharing receivable was due from one insurance carrier. Receivables and profit-sharing receivables from insurance carriers are from various marketing, insurance and business partners and we maintain an allowance for losses, based upon expected collectability. Commission advances are periodically evaluated as to recovery.

Critical Accounting Policies

In presenting our audited consolidated financial statements and unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the U.S. of America, we are required to make estimates and assumptions that affect the amounts reported therein. We believe that the estimates, assumptions and judgments involved in the accounting policies related to revenue recognition, accounting for marketing costs, valuation of goodwill and intangible assets, and valuation of tax assets and liabilities could potentially affect our reported results and as such, we consider these to be our critical accounting policies. Several of the estimates and assumptions we are required to make relate to matters that are inherently uncertain, as they pertain to future events. However, certain events outside our control cannot be predicted and, as such, they cannot be contemplated in evaluating such estimates and assumptions. We believe that the estimates and assumptions used when preparing our audited consolidated financial statements were the most appropriate at the time. For a summary of all of our significant accounting policies, see Note 2 to our audited consolidated financial statements.

Purchase Accounting

On October 17, 2005, Cendant completed the sale of the Cendant Marketing Services Division to Affinion Group, Inc., an affiliate of Apollo Management. The sale was accounted for in accordance with the purchase method of accounting, which requires judgment regarding the allocation of the purchase price based on the fair values of the assets acquired (including intangible assets) and the liabilities assumed. The purchase accounting adjustments reflected in the Company’s records primarily consist of: (1) revaluation of certain property and equipment, including internally developed software; (2) valuing intangibles assets consisting of affinity and member relationships, patents, trademarks and tradenames and proprietary databases and systems; (3) recognizing deferred revenues and prepaid commissions; and (4) recognizing the liability to service certain of our members during the period in which no revenue will be received. The excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed was recognized as goodwill, which will be reviewed for impairment at least annually. We recorded goodwill of approximately $315.3 million related to the Transactions described above.

In addition, the Company has made several other acquisitions that were accounted for in accordance with the purchase method of accounting. Substantially all of the cost of these acquisitions has been allocated to intangible assets.

Revenue Recognition

Our critical accounting policies in the area of revenue recognition pertain to our insurance profit-sharing arrangements. For our membership, package and loyalty programs, we operate in a business environment where we are paid a fee for a service performed and we do not recognize revenue until these services have been performed and such revenues are no longer subject to refund. Accordingly, revenue recognition for these programs is not particularly subjective or complex.

We recognize insurance program commission revenue based on premiums earned by the insurance carriers that underwrite the policies we market. Premiums are typically paid either monthly or quarterly and revenue is recognized ratably over the underlying policy coverage period. We engage in revenue and profit-sharing arrangements with the insurance carriers that issue the underlying insurance policies. Commission revenue from insurance programs is reported net of insurance costs in our consolidated financial statements. On a semi-annual or annual basis, a profit-sharing settlement is made based on an analysis of the premiums paid to the insurance carriers less claims experience incurred to date, estimated claims incurred but not reported, reinsurance costs and carrier administrative fees. We accrue monthly revenue and related profit sharing receivables from insurance carriers resulting from our expected share of this excess based on the claims experience to date, including an estimate for claims incurred but not reported. Adjustments to the estimates recorded are made upon settlement with the insurance carriers. Historically, our claims experience has not resulted in a shortfall.

The estimate of the periodic amount of claims incurred but not reported to the insurance company is based on models we have developed and maintain in consultation with the insurance carriers. The models are updated periodically for the most recent loss rates that we receive from the insurance companies and current market conditions. Any change to the estimates, based on actual experience, is reported in earnings in the period the change becomes known. The impact on 2008 net revenue subject to profit sharing arrangements of a 1% change in the claims incurred but not reported estimate as of December 31, 2008 would be approximately $0.4 million.

Goodwill and Intangible Assets

In connection with SFAS No. 142, “Goodwill and Other Intangible Assets,” there is a requirement to assess goodwill and indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. The Company assesses goodwill for such impairment by comparing the carrying value of the reporting units to their fair values. Reporting units are comprised of Membership, Insurance and Package, Loyalty and International. Fair values of the reporting units are determined utilizing discounted cash flows and incorporate assumptions that we believe marketplace participants would utilize. Indefinite-lived intangible assets are tested for impairment and written down to fair value, as required by SFAS No. 142.

The Company performs reviews annually, or more frequently if circumstances indicate that an impairment may have occurred. During 2006, as part of the Company’s annual review, it was determined that the goodwill ascribed to the Loyalty business had been impaired, primarily due to the loss of a major program, and all of the goodwill of the Loyalty business was written off. In 2008 and 2007, no such impairment occurred. The Company’s intangible assets as of December 31, 2008 consist primarily of intangible assets with finite useful lives acquired by the Company in the Transactions and are recorded at their respective fair values in accordance with SFAS No. 141, “Business Combinations.”

Income Taxes

The income tax provision is determined using the asset and liability method, under which deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates. Deferred tax assets are recorded net of a valuation allowance when, based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Decreases to the valuation allowance are recorded as reductions to the income tax provision or to goodwill if related to allowances established prior to the Transactions, while increases to the valuation allowance result in additional provision. The realization of deferred tax assets is primarily dependent on estimated future taxable income. As of December 31, 2008 and 2007, the Company has recorded a full valuation allowance for its U.S. federal deferred tax assets. The Company has also recorded valuation allowances against the deferred tax assets of certain state and foreign taxing jurisdictions as of December 31, 2008 and 2007.

The Company recognizes uncertainty in income tax positions under a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Recently Adopted Accounting Pronouncements

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”), now contained in Codification Topic 820. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 (“FSP-FAS No. 157-2”), also contained in Codification Topic 820, delaying the effective date of SFAS No. 157 for certain nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”), now contained in Codification Topic 825. SFAS 159 permits entities to choose to measure many financial instruments and other items at fair value. The fair value option permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected would be recognized in earnings at each subsequent reporting date. Generally, the fair value option may be applied instrument by instrument and is irrevocable unless a new election date occurs. Effective January 1, 2008, the Company adopted SFAS No. 157 and SFAS No. 159. The adoption of SFAS No. 157 and SFAS No. 159 did not have a material impact on the Company’s consolidated financial position, results of operations and cash flows and the Company did not elect the fair value option available under SFAS No. 159 for any of its financial instruments. Effective January 1, 2009, the Company adopted SFAS No. 157 for certain non-financial assets and non-financial liabilities, which did not have a material impact on the Company’s consolidated financial position, results of operations and cash flows, as the Company did not elect the fair value option available under SFAS No. 159 for any of its nonfinancial assets and nonfinancial liabilities. See Note 9—Financial Instruments, Derivatives and Fair Value Measures for additional information.

In December 2007, the FASB issued FASB Statement No. 141R, “Business Combinations” (“SFAS No. 141R”), now contained in Codification Topic 805, which replaced SFAS No. 141, “Business Combinations” (“SFAS No. 141”). SFAS No. 141R retains the fundamental requirements in SFAS No. 141 that the acquisition or purchase method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS No. 141R also retains the guidance in SFAS No. 141 for identifying and recognizing intangible assets separately from goodwill. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and to deferred taxes related to business combinations for which the acquisition date was prior to the adoption of SFAS No. 141(R).

Effective January 1, 2009, the Company adopted FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS No. 160”), now contained in Codification Topic 810. For consolidated subsidiaries that are less than wholly-owned, the third-party holdings of equity interests are referred to as non-controlling interests. The portion of net income attributable to non-controlling interests for such subsidiaries is presented as net income applicable to non-controlling interests on the consolidated statements of operations, and the portion of stockholder’s equity of such subsidiaries is presented as non-controlling interests on the consolidated balance sheets. The adoption of SFAS No. 160 did not have a material impact on the Company’s financial condition, results of operations or cash flows. However, it did impact the presentation and disclosure of non-controlling (minority) interests in the Company’s consolidated financial statements. As a result of the retrospective presentation and disclosure requirements of SFAS No. 160, certain prior period items in these condensed consolidated financial statements have been reclassified to conform to the required presentation under SFAS No. 160.

On May 28, 2009, the FASB issued FASB Statement No. 165, “Subsequent Events” (“SFAS No. 165”), now contained in Codification Topic 855, which provides guidance on management’s assessment of subsequent events. The new standard clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date “through the date that the financial statements are issued or available to be issued.” SFAS No. 165 is effective prospectively for interim or annual financial periods ending after June 15, 2009. The Company adopted SFAS No. 165 for the interim period ended June 30, 2009. The Company’s adoption of SFAS No. 165 had no impact on the Company’s consolidated financial position, results of operations and cash flows. Management’s evaluation of subsequent events was performed through July 31, 2009, the date the financial statements were issued.

Recently Issued Accounting Pronouncements

On June 12, 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 166, “Accounting for Financial Assets – an amendment of FASB Statement No. 140” (“SFAS No. 166”). SFAS No. 166 is a revision to FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” and will require more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity”, changes the requirements for derecognizing financial assets, and requires additional disclosures. SFAS No. 166 is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009. Early adoption is prohibited. The Company’s adoption of SFAS No. 166 is not expected to have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

On June 12, 2009, the FASB issued FASB Statement No. 167, “Amendment of FASB Interpretation No. 46(R)” (“SFAS No. 167”). SFAS No. 167 amends the consolidation guidance applicable to variable interest entities (VIEs). SFAS No. 167 changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. SFAS No. 167 is effective as of the beginning of the first fiscal year that begins after November 15, 2009. Early adoption is prohibited. The Company’s adoption of SFAS No. 167 is not expected to have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

On July 1, 2009, the FASB Accounting Standards Codification (“Codification”) became the single source of authoritative generally accepted accounting principles (“GAAP”) in the United States. The previously existing GAAP hierarchy consisted of four levels of authoritative accounting and reporting guidance (levels A through D), including original pronouncements of the FASB, Emerging Issues Task Force abstracts and other accounting literature. The Codification eliminates this hierarchy and replaced the previously existing GAAP (other than rules and interpretive releases of the SEC) with just two levels of literature: authoritative and nonauthoritative.

BUSINESS

Our Company

We are a global leader in providing comprehensive customer engagement and loyalty solutions that enhance or extend the relationship of millions of customers with many of the largest and most respected companies in the world. We partner with these leading companies to develop and market programs that provide valuable services to their end-customers using our expertise in customer engagement, creative design and product development. These programs and services enable our marketing partners to strengthen their customer relationships, and also generate significant incremental revenue, generally in the form of commission payments paid by us, as well as strengthen their relationships with their end-customers, which can lead to increased acquisition of new customers, longer retention of existing customers, improved customer satisfaction rates and the increased use of other services provided by our marketing partners. For the twelve months ended June 30, 2009, we had net revenues of $1.4 billion and Adjusted EBITDA (as defined in our Note 3 on page 18) of $312.9 million.

We have substantial expertise in deploying various forms of customer engagement communication techniques, such as direct mail, inbound and outbound telephony and the Internet, and in bundling unique benefits to offer valuable products and services to the end-customers of our marketing partners on a highly targeted basis. We design programs that provide a variety of benefits that we believe are likely to attract and engage end-customers based on their needs and interests, with a particular focus on programs offering lifestyle and protection benefits and programs which offer considerable savings on everyday purchases. For instance, we provide credit monitoring and identity-theft resolution, accidental death and dismemberment insurance (“AD&D”), discount travel services, loyalty points programs, various checking account and credit card enhancement services and other products and services. We believe we are a market leader in each of our product areas and that our portfolio of products and services is the broadest in the industry. Our scale, combined with our more than 35 years of experience, unique proprietary database, proven marketing techniques and strong partner relationships, position us to perform well and grow in a variety of market conditions.

Our comprehensive portfolio of customer engagement and loyalty solutions include:

•	marketing strategy development and management of customized marketing programs;

•	data analysis utilizing our proprietary technology and databases to target customers most likely to value our products and services;

•	design and implementation of marketing campaigns in various types of media including direct mail, online marketing, point-of-sale marketing and telemarketing;

•	development of customized and relevant products and services;

•	fulfillment, customer service and website development; and

•	loyalty program design and administration.

Our business model is characterized by substantial recurring revenues, strong operating margins and significant cash flow. We generally structure our contractual relationships with our marketing partner companies to support our strategy of pursuing the most profitable opportunities for our marketing expenditures. We generate revenues primarily through the sale of our value-added subscription-based products and services to the end-customers of our marketing partners. We also generate revenues directly from our marketing partners that choose to market our products and services on a wholesale basis to their customers directly and typically pay us a monthly fee per participant. The amount of the fees varies depending on the products and services that we provide. A substantial portion of our revenues consists of subscription payments and service fees that are recurring in nature. Revenue from our existing customer base has historically generated over 80% of our next twelve months net revenue.

As of December 31, 2008, we had approximately 3,550 employees in the U.S. and 12 other countries, primarily in Europe. Of these employees, approximately 65% are in the U.S., approximately 22% are in the U.K.

and the remainder are in Europe and South Africa. For the year ended December 31, 2008, we had net revenues of $1.4 billion and Adjusted EBITDA (as defined in our senior secured credit facility) of $311.4 million.

Our Business

We seek to address the needs of three primary parties in developing and implementing our customer engagement and loyalty solutions: (1) Marketing Partner Companies, which are the companies for whom we develop and manage customer engagement and loyalty programs, (2) Customers, which are the end-customers of our marketing partner companies who subscribe to one or more of our programs and (3) Vendors, which are the third-party vendors who provide components for our products and services.

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Marketing Partner Companies: Our marketing partners are many of the leading companies in the U.S. and Europe. They enter into agreements with us to (1) develop customized marketing programs that leverage their brand names and, in many instances, utilize their payment vehicles (such as credit cards) and (2) offer products and services that appeal to their customers, thereby engaging those customers into a deeper, more meaningful and more profitable relationship with them. Our marketing partners value our services because we enhance their customer relationships, promote their brands and provide them with incremental revenue with minimal risk because we often bear the costs of marketing and servicing these programs. We believe that we implement our customer engagement and loyalty programs more effectively than a typical partner could operate in a stand-alone program, thereby allowing our marketing partners to focus on their core businesses. As of December 31, 2008, we had more than 5,500 marketing partners in a variety of industries including financial services, retail, travel, telecommunications, direct response TV marketers and the Internet. Some of our leading marketing partners include JPMorgan Chase, Bank of America, HSBC, Société Générale, Choice Hotels, 1-800-FLOWERS and Priceline. By providing services directly to the end-customers of our marketing partners, we become an important part of our marketing partners’ businesses. Many of our marketing partners have been working with us for over ten years.

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Customers: Our customers value participation in our programs because of the attractive benefits we provide at a reasonable price, the ease of use of our products and the high level of service we deliver. Depending on the nature of the relationship we have with a given marketing partner, end-customers may either purchase our programs directly from us or are provided our services through our partner. Our top ten U.S. marketing partners and their end-customers generated approximately 75% of our U.S. membership revenue in 2008, which represented approximately 38% of our total revenue in 2008. As of June 30, 2009, we had approximately 61 million customers enrolled in our membership, insurance and package programs worldwide and approximately 96 million customers who received credit or debit card enhancement services or loyalty points-based management services.

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Vendors: We contract with a large number of third-party vendors to provide components for many of our products and services. Our vendors value their relationships with us because we provide them with significant incremental revenue through unique and complementary marketing channels. Generally, our relationships with key vendors are governed by long-term contracts. By combining the services of our vendors with our in-house capabilities, we are able to offer over 30 core products and services with over 350 unique benefits and support more than 5,000 versions of products and services representing different combinations of pricing, benefits configurations and branding.

We organize our business into two operating units:

•	Affinion North America. Affinion North America comprises our Membership, Insurance and Package, and Loyalty customer engagement businesses in North America.

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Membership Products. We design, implement and market subscription programs that provide members with personal protection benefits and value-added services including credit monitoring and identity- theft resolution services as well as access to a variety of discounts and shop-at-home conveniences in such areas as retail merchandise, travel, automotive and home improvement.

•	Insurance and Package Products. We market AD&D and other insurance programs and design and provide checking account enhancement programs to financial institutions.

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Loyalty Products. We design, implement and administer points-based loyalty programs and, as of June 30, 2009, managed approximately 468 billion points with an estimated redemption value of approximately $4.6 billion for financial, travel, auto and other companies. We also provide enhancement benefits to major financial institutions in connection with their credit and debit card programs.

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Affinion International. Affinion International comprises our Membership, Package and Loyalty customer engagement businesses outside North America. We expect to leverage our current European operational platform to expand our range of products and services, develop new marketing partner relationships in various industries and grow our geographical footprint.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Segment Results” and Note 18 to our audited consolidated financial statements included elsewhere herein for additional financial information about these business segments. In addition, see Note 18 to our audited consolidated financial statements included elsewhere in the registration statement of which this prospectus forms a part for additional financial information by geographic area.

Our Market Opportunity and Competitive Strengths

We generally offer our customer engagement and loyalty solutions to consumers on a “white label” basis using our marketing partners’ brand recognition. This marketing technique is often referred to as affinity direct marketing, which is a subset of the larger direct marketing industry. Affinity direct marketing provides us access to our marketing partners’ large bases of customers and generally results in higher customer receptiveness as customers recognize and trust our marketing partners’ brands. In addition, using our marketing partners’ logos and trademarks in our marketing materials provides customers with additional assurances and validation as to the quality of the program or service we are offering. We believe that marketing associated with well-known brands of leading, well-respected companies provides a significant advantage over other forms of direct marketing.

We attribute our success and competitive advantage in providing comprehensive marketing services and loyalty programs to our ability to leverage a number of key strengths, including:

Proprietary Technology, Models and Databases. We believe our database of previous customer contacts, with approximately 1.1 billion unique records, is the largest and most comprehensive in the industry and cannot be replicated. We track the performance of all of our customer engagement and loyalty program marketing campaigns across all different media and measure consumer preferences, response rates, and other engagement-related performance and profitability data while adhering to the highest standards of consumer data protection and privacy. We utilize this data to develop highly targeted, individualized marketing programs across multiple media and product offerings for each partner with the goal of strengthening their customer relationships and more precisely identifying types of customers likely to find our products and services of value. We believe our proprietary database increases the efficiency of our marketing, enhances the profitability of our marketing expenditures, allows us to better engage with our customers and helps us to continue to secure and maintain long-term relationships with marketing partners.

Expertise in Various Marketing Methods and Types of Media. We have conducted more than 76,000 customer engagement and loyalty program marketing campaigns over the last ten years. We utilize a variety of direct engagement media to market our programs and services, including direct mail, online marketing, point-of-sale marketing, inbound telemarketing, outbound telemarketing and voice response unit marketing. We operate a full-service creative agency with expertise in utilizing a wide variety of customer acquisition media with special emphasis on growing our online capabilities. We believe that our expertise provides our marketing partners substantial flexibility in managing and enhancing their customer relationships and provides superior returns on our marketing expenditures.

Product Management and Development Capability. We manage a broad range of membership, package and insurance products which are embedded into the customer engagement and loyalty solutions we market to the end-customers of our affinity marketing partners. Our products are designed to address consumer needs and incorporate a range of lifestyle and protection benefits related to insurance, travel, health care, identity theft resolution, entertainment, shopping and loyalty rewards, among other things. We continually research, develop and test new products and benefits that are relevant to customers and build loyalty and value for our marketing partners. We market both our own customer engagement and loyalty solutions as well as those of our marketing partners, where appropriate, to meet customer needs. We believe that our ability to customize products utilizing the broad range of benefits that we provide enables us to better meet the complex and highly specialized customer engagement needs of our marketing partners and their end-customers. We believe that our ability to identify and successfully enter new product and growth areas is a key competitive advantage and we will continue to seek new opportunities to expand the range of our proprietary product offerings.

Strong, Long-Term Relationships with Marketing Partners. We have a long history of providing comprehensive customer engagement and loyalty solutions and marketing services to leading companies in the U.S. and Europe, and we believe that the strength and breadth of our relationships with our marketing partners provide us with a competitive advantage in maintaining stable, diversified and predictable sources of revenue. Our relationships span a wide variety of industries, such as financial services, retail, travel, telecommunications, direct response TV marketers, Internet and other media. We believe that our strong network of partner relationships, together with our success in delivering customized, revenue enhancing customer engagement and loyalty programs, will enable us to continue to grow our business and generate new partner relationships.

Diversified, Global Marketing Platform. In late 2004, we integrated certain operations which allowed us to provide our customer engagement and loyalty solutions on a global basis to better serve our marketing partners who may have operations and customers in multiple countries. We benefit from the substantial synergies generated across all of our operations, including the ability to leverage our customer engagement, marketing, loyalty and product expertise. We believe that our ability to focus our business development and marketing expenditures on our most profitable marketing opportunities in the most attractive markets, media and industries, domestically and internationally, is a key advantage that allows us to maximize our profitability and cash flows.

Attractive Operating Model with Significant Free Cash Flow Generation. We collect a substantial portion of our revenues on a recurring basis from our marketing partners and their end-customers. Our business requires very little capital to support our growth, and annual capital expenditures typically represent a small percentage of revenues. In addition, we benefit from certain tax attributes under §338(h)(10) of the Internal Revenue Code that will reduce our cash taxes in the future and further enhance our ability to generate strong, recurring cash flows. Tax deductions remaining under this provision as of June 30, 2009 amounted to approximately $1.4 billion and are expected to result in deductions of up to approximately $120.0 million per year ending in 2020. In addition, Holdings and its subsidiaries had federal net operating loss carryforwards of approximately $300.0 million (which will expire in 2025 through 2028) as of December 31, 2008. Consequently, we benefit from high predictability in the operation of our business, low volatility in our revenues and earnings, and enhanced ability to manage our business, service our indebtedness and pay dividends to stockholders. Since the Acquisition, we have made $205.0 million in voluntary prepayments on our indebtedness from operating cash flows and a $6.4 million annual repayment based on excess cash flow through December 31, 2008.

Committed and Experienced Management Team. We believe that our senior management and our talented and experienced professionals are a principal reason why we have achieved significant success in all of our businesses. Each of our five senior executives has at least seven years of experience with Affinion. Led by our President and Chief Executive Officer, Nathaniel J. Lipman, who has been with us for nearly ten years, our senior executives have a combined 50 years of experience with Affinion. We believe that the extensive experience and financial acumen of our management and marketing professionals provide us with a significant competitive advantage.

Our Business Strategy

Our strategy is to pursue initiatives that maintain and enhance our position as a leading provider of comprehensive customer engagement and loyalty solutions that enhance or extend the relationship of millions of customers with our marketing partners and to focus on attractive opportunities that will increase our profitability and cash flows. Key elements of our strategy are:

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Continue to Optimize Marketing Investment. We will continue to optimize the allocation of our marketing expenditures across all of our products and geographic regions in order to maximize the returns on each marketing campaign. We target minimum returns on investment for all of our marketing expenditures, incorporating the expected revenues, persistency, commission rates and servicing and other variable costs for those customers who respond. Our goal is to maximize the average contribution per customer over the lifetime of that customer relationship, which we expect will maximize the growth of our cash flows though the aggregate number of customers we serve may grow at a slower rate or decline. For example, in the past five years we have grown the average revenue per member in our membership business at a compound annual rate of approximately 10.5%, from $43.72 in 2003 to $79.46 in 2008.

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Grow Our International Operations. We believe that we are well positioned to provide our marketing partners with comprehensive offerings on a global basis. We have grown our international retail membership operations by leveraging our significant U.S. experience to offer subscription products similar to existing U.S. subscription products to the end-customers of our European marketing partners. In addition, our European package business has grown through unique product offerings, enhanced customer services and delivery of benefits. We are also planning to expand our operations into new countries and geographic regions. Moreover, we expanded our international operations in 2008 by purchasing a travel business from RCI Europe and a loyalty program benefit provider and accommodation reservation booking business called Loyaltybuild Limited. The travel business that we purchased from RCI Europe primarily services customers of Affinion International’s programs in the U.K., Germany and Belgium. Loyaltybuild Limited is based in the Republic of Ireland and conducts operations in the Republic of Ireland, the U.K., Sweden, Norway, Finland and Switzerland.

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Expand Our Range of Marketing Partner Companies and Media. We believe there are substantial opportunities to increase our presence in the retail, travel, Internet, cable, telecom and utilities industries, in both North America and Europe. We also believe there are significant opportunities to expand our marketing channels, including point-of-sale marketing with retailers and financial institutions.

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Continue to Focus on New Program Development. We continually develop and test new programs to identify consumer trends that can be converted into revenue-enhancing and customer engagement-building opportunities. We will also consider acquisitions of new and complementary products and technology to further enhance our offerings and generate additional revenue.

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Continue to Execute Our Online Strategy for Customer Acquisition and Fulfillment. We will continue to pursue our strategy of leveraging the Internet for customer acquisition and fulfillment in order to capitalize on the increasing penetration and usage rates of the Internet. We believe this media has superior growth potential, driven in part by the growing acceptance of online banking and online transactions generally, and will provide opportunities to lower our servicing costs and increase our profitability.

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Leverage Best Practices for Growth and Acquisitions. We intend to capitalize on the significant opportunities created by our business integration to apply best practices and cross-sell products and services across business lines and geographical regions. We will continue to consider acquisitions of selected assets, businesses and companies to enhance our scale and market share.

•	Grow our Strategic Consulting and Creative Services Offerings. We intend to further leverage our marketing services capabilities to provide marketing strategy, creative development, modeling and database management, campaign execution and other services to our marketing partners and other third parties on a fee-for-service basis. We believe these services will generate high-margin revenues and complement our existing marketing solutions.

Industry Overview

Direct marketing is defined by the Direct Marketing Association (the “DMA”) as any direct communication to a consumer or business that is designed to generate a response in the form of an order. Affinity marketing is a subset of the larger direct marketing industry which involves direct marketing to the customers of institutions, such as financial service providers and retailers, using the brand name, customer contacts and billing vehicles of such institution. We believe that marketing associated with the brand of a marketing partner provides a significant advantage over other forms of direct marketing. Affinity direct marketing provides us with access to our marketing partners’ large customer base, generally results in higher response rates as customers recognize and trust our marketing partners’ brands and provides additional credibility and validation as to the quality of the program or service we are offering. Marketing partners benefit as they are able to promote their brands while offering additional programs and services, which strengthens their relationships with their customers and generates incremental revenue for them.

The DMA estimates that overall sales in the U.S. generated by direct marketing initiatives will grow at a 6.6% compound annual growth rate from 2007 to 2012.

Industry research indicates that growth in direct marketing sales results from increasing direct marketing expenditures as well as marketers shifting their budgets from branding campaigns to direct marketing campaigns due to their increased measurability and effectiveness. Marketers with direct customer contacts or with large marketing databases are expected to continue to pursue direct marketing initiatives, such as those offered by us, to increase customer penetration in an environment where attracting and retaining customers is becoming increasingly challenging. As a result, direct marketing driven sales as a percentage of total sales have been rising. Sales generated by direct mail, one of our primary marketing media, is projected by the DMA to grow at a compound annual growth rate of approximately 5.5% from 2007 through 2012 in the U.S. Online media, a growth vehicle for both the industry and our business, represents the fastest growing direct marketing medium due to the increasing use of the Internet and its significantly lower communication costs. DMA projects a compound annual growth rate of approximately 15.1% for internet media from 2007 to 2012 in the U.S.

Industry and market data used throughout this prospectus were obtained from the Direct Marketing Association’s 2008 Statistical Fact Book (2008 Edition) and other services. While we believe that the research and estimates are reliable and appropriate, we have not independently verified such data nor have we made any representation as to the accuracy of such information. Unless otherwise indicated, all references to market share data appearing in this prospectus are as of December 31, 2008.

Company History

We have more than 35 years of operational history. The business started with membership products in 1973 through the formation of Comp-U-Card of America, Inc. (“CUC”). Between 1985 and 1986, CUC acquired the insurance and package enhancement products of Financial Institution Services, Inc. and Madison Financial Corporation, both of which were formed in 1971. In 1988, CUC acquired National Card Control, Inc., which was formed in 1981 and provided loyalty solutions and package enhancement programs. The international products were started by CUC in the early 1990s. In 1997, CUC merged with HFS Incorporated to form Cendant Corporation. The international products were rebranded as Cendant International Membership Services after the formation of Cendant. In 2001, the U.S. membership products were rebranded as Trilegiant and the loyalty solutions products were rebranded as Trilegiant Loyalty Solutions. The insurance and U.S. package enhancement products were rebranded as Progeny in 2002. In 2004, we realigned our organizational structure and began integrating the historically separate businesses in order to have a unified approach to the marketplace.

In 2005, we entered into a purchase agreement with Cendant pursuant to which we purchased from Cendant all of the equity interests of Affinion Group, LLC or AGLLC (known as Cendant Marketing Services Group, LLC prior to the consummation of the Transactions) and all of the share capital of Affinion International Holdings Limited or AIH (known as Cendant International Holdings Limited prior to the consummation of the Transactions). See “Certain Relationships and Related Party Transactions—The Acquisition—Purchase Agreement.”

Marketing

We provide our customer engagement and loyalty solutions through retail and wholesale arrangements, and combinations thereof, as well as fee for service relationships. Under a retail arrangement, we usually market our products to a marketing partner’s end-customers by using that marketing partner’s brand name, customer contacts and billing vehicles. In retail arrangements, we typically bear or share the acquisition marketing costs. Under structures where we bear all or most of the acquisition marketing costs, we typically incur higher up-front expenses but pay lower commissions on related revenue to our marketing partners. Under structures where our marketing partners share more of the acquisition marketing costs, we typically have lower upfront expenses but pay higher commissions on related revenue to our marketing partners.

Under a wholesale arrangement, the marketing partner markets our products and services to its customers, collects revenue from the customer and typically pays us a monthly fee per participant. In addition, in conjunction with this type of arrangement, we usually also provide other services to our marketing partners, including enrollment, fulfillment, customer service and website development.

We utilize a variety of media to provide our customer engagement solutions, including direct mail, online marketing, point-of-sale marketing, inbound telemarketing, outbound telemarketing and voice response unit marketing. We have a full-service creative agency with expertise in utilizing all varieties of customer acquisition media with special emphasis on growing our online capabilities. We use a network of third-party operators for inbound and outbound telemarketing and develop all direct mail programs in-house, utilizing third parties only for limited services such as printing. In addition, we use standardized scripts and direct mail materials that are repeatedly tested and updated to ensure consistent quality and the maximum effectiveness for each marketing campaign.

Direct Mail. We have developed considerable expertise in direct mail marketing, which remains our largest marketing medium in terms of new member acquisition, accounting for 45% of new joins globally in 2008. Our direct mail operations incorporate a variety of mailing types, including solo direct mail, detachable inserts, credit card inserts, statement inserts, promotion inserts, and other printed media. Additionally, we continually test variations of direct mail solicitations to drive higher customer response rates.

Online Marketing. We formed a dedicated Internet group for our North American membership products in late 2003 to offer our products and services online in a more systemic fashion. In 2006, we expanded our overseas online capabilities which allowed us to begin marketing our products and services online in Europe and to expand several of our offline relationships to include online marketing and product benefit delivery with several significant marketing partners. In 2008, we recorded approximately 1.8 million new members through online membership acquisition programs, as compared to 1.8 million, 1.5 million and 1.1 million new members in 2007, 2006 and 2005. Our online marketing initiatives include pursuing new marketing partnerships (e.g. online retailers, travel providers, and service providers), expanding relationships with traditional marketing partners via the Internet (notably financial institutions who allow us to market to their online banking customers), as well as offering our products and services directly to customers. We use click-through advertising, search and email marketing methods to enhance our online customer acquisition techniques and expect to significantly increase our use of these techniques.

Point-of-Sale Marketing. Point-of-sale marketing, usually through financial institutions’ retail branch networks, is the primary distribution medium for our package enhancement products. Point-of-sale marketing utilizes a variety of promotional and display materials at our marketing partners’ retail branches or retail locations to create interest and drive program inquiries. Our marketing partner representatives coordinate sales with the opening of new accounts and other transactions. We also train marketing partners’ point-of-sale personnel in sales techniques for our programs.

Live Operator Inbound Telemarketing (“Transfer Plus” and “Customer Service Marketing”). Transfer Plus is a live-operator call transfer program which operates from marketing partner call centers, and has proven successful in converting customer service calls into revenue opportunities. In Transfer Plus, qualified callers of a marketing partner are invited to hear about a special offer, and those callers who express interest in that offer are transferred to our representatives to hear more about the product or service. Customer Service Marketing is similar to Transfer Plus, however, the marketing partner’s representative continues with the sales process instead of transferring the call to us. These programs are easy to implement and we handle all training and promotions. It also provides a no-cost employee retention program for our marketing partners as agents earn cash/awards from us for every call handled or transferred, as the case may be.

Outbound Telemarketing. We use extensive modeling to target calling efforts to likely responders. Calls are fully scripted, and our representatives market only to those who are interested in hearing about our products and services. Our outbound telemarketing programs are designed to comply with the “Do-Not-Call” Registry and other privacy legislation.

Voice Response Unit Marketing. When a consumer contacts a marketing partner’s call center to activate a credit or debit card, check their account balance or make another inquiry that can be handled electronically, the automated voice response system offers our product while the customer is waiting for, or after the completion of, the transaction or inquiry. The consumer then has the opportunity to accept or decline the offer. These low-cost marketing programs are easy to implement and this marketing technique generates significant revenue streams for our marketing partners.

We utilize financial models that are designed to target and predict returns over a five-year period for marketing expenditures related to membership programs and a seven-year period for marketing expenditures related to insurance programs. These models are used to determine the minimum response rate required to attain a targeted return per marketing campaign, net of attrition, applying an appropriate cost of capital. Our marketing systems model individual customer engagement and loyalty program marketing campaigns across multiple media and product offerings utilizing extensive data, customer contacts and results of over 76,000 marketing campaigns conducted over the last decade. We typically target a minimum profitability return after all costs for all marketing expenditures related to membership, package and insurance products.

Products and Services

Membership Products. Through Trilegiant, we market various private-label products and services to individuals in North America, primarily through marketing arrangements with our affinity marketing partners. The membership products offer members benefits and value-added services in the growing area of credit monitoring and identity-theft resolution services, which are intended to improve the member’s sense of security and well-being, as well as discounts on many brand categories along with shop-at-home convenience in such areas as retail merchandise, travel, automotive and home improvement.

Our principal membership products include:

Product	Description	Key Features
	Complete credit security solution with advanced monitoring and proactive management tools that enable members to retain move control over their personal data and prevent fraudulent activity	Access to credit reports, credit monitoring, fraud resolution Online monitoring of social security numbers, credit cards and other personal data Identity-theft expense reimbursement

	Access and monitoring of credit report, credit score and credit history to help members manage their credit and prevent identity-theft	Access to credit data from all three credit bureaus Credit monitoring from one or all three credit bureaus Fraud resolution Identity-theft expense reimbursement

	Credit card and document registration	Cancellation/replacement of credit cards with fraud liability, sales price and return guarantee protection Emergency cash advance and airline ticket replacement

	Computer and internet security protection	Virus protection Personal firewall and spam blocker Parental internet control Spyware protection PC repair reimbursement for physical and virus damage

	Discount travel service program offering a low-price guarantee on booking airline, hotel and car rental reservations	5% cash back; 24/7 full service travel agency

	Discount shopping program offering savings of 10%-50% off manufacturers’ suggested retail price on brand name consumer products	200% low price guarantee for 60 days; automatic 2-year warranty on most items Discount on over 17,000 items from more than 1,000 brand name manufacturers 3.5% cash back on online orders of most items

	Discount program with preferred prices on new cars and discounts on maintenance, tires and parts	Emergency roadside assistance for up to 3 times per year Up to 15% in service center network savings

Discount program offering savings on dining, shopping, hotels, and admission to individual and family-oriented leisure activities

Coupon book with entertainment, shopping and dining savings from approximately 400 national brands

Clip and save coupons from national retailers and entertainment locations Dining discount of up to 50% at almost 55,000 U.S. restaurants

Product	Description	Key Features
	Discount program offering savings on home improvement and repair	Benefits of Shoppers Advantage Discount on home-related purchases and services Approximately 50,000 pre-screened contractors 60-day low price guarantee

	Customer service that extends manufacturers’ warranties	Automatic five-year warranty extension 20%–50% repair cost protection New purchase price protection for 60-90 days

	Discounts on a variety of health-related programs and services	5%–25% discounts off fees at approximately 296,000 physician specialists 5%–35% discounts on prescriptions, dental, vision, hearing and preventive care

	Insurance coverage service for breakdowns of household systems and appliances	24-hour, 365-day coverage with repair service network of over 25,000 pre-screened service professionals

In 2008, more than 39% of our membership programs’ members joined as a result of direct mail marketing. Other forms of marketing include our growing online initiatives, as well as telemarketing, customer service marketing and voice response unit marketing. Membership programs are mostly offered on a retail basis in which customers pay us an annual or monthly membership fee. In return, we usually pay our marketing partners’ commissions on initial and renewal memberships based on a percentage of the membership fees we collect. We also offer our products and services under wholesale arrangements in which our marketing partners incur the marketing expense and risk of campaign performance and pay us a monthly fee and other fees for the administration and fulfillment of these programs.

Insurance and Package Products. We market AD&D and other insurance programs and design and provide checking account enhancement programs to financial institutions. We offer four primary insurance programs that pertain to supplemental health or life insurance. These programs, including AD&D, represent our core insurance offerings and the majority of our annual insurance revenue.

Our principal insurance products include:

Product	Description	Key Features
	Provides coverage for accidental death or serious injury	$1,000 initial complimentary coverage; up to $300,000 in additional coverage

	Pays cash directly to the insured if hospitalized due to a covered accident	Up to $400 per day hospitalized

	Pays cash to insured or beneficiary for hospitalization due to a covered accident or illness	Choice of $50 or $100 per day hospitalized

	Provides coverage for accidental death	Up to $1,000,000 in accidental death insurance

We market our insurance products primarily by direct mail, telemarketing and the Internet. We use retail arrangements with our marketing partners when we market our insurance products to their end-customers. We earn revenue in the form of commissions from premiums collected as well as from economic sharing arrangements with the insurance carriers that underwrite the policies that we market. While these economic sharing arrangements have a loss-sharing feature that would be triggered in the event that the claims made against an insurance carrier exceed the premiums collected over a specified period of time, historically, we have never had to make a payment to insurance carriers under such loss-sharing feature.

We believe we are the largest distributor of checking account package enhancement programs in the U.S. We provide our marketing partners with a portfolio of approximately 45 benefits in such areas as travel and shopping discounts, insurance and identity-theft resolution to create customized package offerings for their customers. For example, a financial institution can bundle retail checking enhancements such as grocery coupon packages, medical emergency data cards, movie ticket discounts, telephone shopping services, car rental discounts, half-price hotel directories, hotel savings, dining discounts, and other benefits, with a standard checking or deposit account and offer these packages to its customers for an additional monthly fee. Additionally, through our NetGain program, our marketing partners engage us to perform customer acquisition marketing campaigns on their behalf. In exchange for a fee, which is typically paid by our marketing partners for each customer acquisition campaign we perform, we provide marketing strategy, customer modelling, direct mail support and account management services.

Product

Product	Description	Key Features
	Package of benefits tied to customer checking accounts in the U.S.	Broad array of features includes shopping, travel, and security benefits

	Package of benefits focused on office management and business discounts	Business services and solutions

	Health savings package includes discounts on prescriptions, dental and vision care and AD&D insurance	Health-oriented programs

A customer service representative at a marketing partner’s branch site offers package enhancement programs to checking account, deposit account and credit card customers at the time of enrollment. In addition, these programs may be offered via direct mail solicitation to a marketing partner’s existing customer base. We typically offer package enhancement products, such as Enhanced Checking, under wholesale arrangements where we earn an upfront fee for implementing the package enhancement program and a monthly fee based on the number of customers enrolled in the program. We typically offer Small Business Solutions and Wellness Extras programs on a retail basis similar to our retail membership relationships.

Loyalty Products. We manage loyalty solutions products through ALG, which is a process outsourcer for points-based loyalty programs such as General Motors’ reward programs and Wyndham Worldwide’s Trip Rewards Program. We believe we are a leader in online points redemption as we managed approximately 468 billion points for our customers as of December 31, 2008. ALG’s loyalty programs are private-label, customizable, full-service rewards solutions that consist of a variety of configurations that are offered on a stand-alone and/or bundled basis depending on customer requirements. In 2008, we assumed all of the liabilities and obligations of certain ex-Cendant entities relating to a loyalty program operated by these ex-Cendant entities for a major financial institution. The obligations that we assumed included the fulfillment of the then-outstanding loyalty program points. With the exception of the loyalty program points assumed in connection with such transaction and the loyalty points earned by credit card holders under this program, we do not typically retain any loyalty points-related liabilities. We typically charge a per-member and/or a per-activity administrative fee to clients for our services.

The following table illustrates the services provided to ALG’s clients:

Service	Description
Program Design	Establishes parameters for earning, redeeming, fulfilling, communicating and analyzing points

Program Management	Provides loyalty industry research, including consumer behavior and competitive program trends across various industries

Technology Platform	Scalable, customizable and flexible proprietary loyalty accounting and data management platform to meet marketing partners’ needs over the life of the programs

Rewards Fulfillment

Ownership of vendor management, inventory and fulfillment of program rewards

Works directly with over 160 vendors to obtain rewards and provides loyalty partners with access to more than 17,000 available merchandise models

Points Administration	Tracks and maintains customer account records and customer activities upon which point awarding business rules are based

Customer Experience Management	Provides a full-service, in-house contact center as an extension of the partner’s existing contact center

Program Communications	Produces HTML-based email newsletters and surveys which increase readership and are typically less expensive than direct mail campaigns for these programs Hosts many of its partners’ loyalty websites

Performance Monitoring	Provides internal and external access to its data warehousing environment, including a dashboard of critical program performance metrics and allows for standard ad-hoc reporting

ALG also provides credit card enhancements, such as travel insurance and concierge services. The enhancement product line, which has been offered by us for approximately 20 years, features both convenience (such as concierge service) and protection (such as travel accident insurance) benefits. The benefits are sold wholesale to our marketing partners, who then provide the benefits at no cost to their customers as an added value of doing business with them. Historically, these benefits have been predominantly offered within the financial services industry as credit card enhancements.

International Products. Through our Affinion International operations, we market our membership and package enhancement product lines internationally. We believe we are the largest provider of membership programs and package enhancement products in Europe. These membership services and package enhancement products are offered under retail and wholesale arrangements comparable to those in the U.S.

Our principal international membership products include:

Product	Description	Key Features
Sentinel Card Protection	Protection for all credit and debit cards against loss or theft

Assistance services including change of address and luggage and key retrieval

Emergency services including medical, airline ticket replacement and hotel bill payment

Lost cash and wallet/purse insurance

Privacy Guard	Access to and monitoring of credit report, credit score and credit history to help prevent identity-theft	Online and offline single bureau reporting Credit monitoring Full fraud resolution Identity-theft insurance

Leisure Time	Access to year round discounts on dining, days out and event tickets	25% discount on dining bills at over 530 restaurants in the U.K. 10% discount on concert and other event tickets Discounted entry to select attractions and other 2-for-1 promotions

PCProtection Plus	Online security and protection product with Identity Theft Protection	Virus protection and personal firewall software Spam Blocker and anti-spyware software Identity-theft insurance PC repair insurance for accidental and virus damage

Our principal package enhancement product is marketed through our financial institution marketing partners and provides a package of a broad array of benefits, including shopping, travel and security, to checking account customers in Europe. In addition to the identity-theft resolution and credit monitoring programs launched in the U.K., Affinion International markets its travel program, its shopping program and its dining and leisure programs in the U.K. and across our European footprint.

Marketing Partners Companies

We are able to provide our customer engagement and loyalty solutions by utilizing the brand names, customer contacts and billing vehicles of our marketing partners. Our diversified base of marketing partners includes more than 5,500 companies in a wide variety of industries, including financial services, retail, travel, telecommunications, utilities and Internet. Select marketing partners include Bank of America, JPMorgan Chase, HSBC, Société Générale, Choice Hotels, Staples, 1-800-FLOWERS and Priceline.

Our largest marketing partner, JPMorgan Chase, accounted for 10.4% of total revenues for the year ended December 31, 2008. We received revenues directly from JPMorgan Chase and its end-customers. We have 12 individual contracts with JPMorgan Chase and its various divisions and subsidiaries, including acquired businesses. Typically, our agreements with our marketing partners for the marketing and servicing of our retail membership products are for fixed terms which automatically renew and may be terminated upon at least 90 days’ written notice. While we generally do not have continued marketing rights following the termination of any such marketing agreements, the vast majority of our marketing agreements allow us to extend or renew memberships and bill and collect associated membership fees following any termination. While we usually do not have rights to use marketing partner branding in new marketing following termination of a marketing agreement, the products we provide to members are either our standard products which do not require our marketing partner’s branding, or are co-branded products for which we typically have the ability to continue to service as co-branded products. Generally, our marketing partners agree not to solicit our members for substantially similar services both during the term of our agreement and following any termination thereof.

Membership Products. We have almost 650 marketing partners in multiple industries. Some of our largest marketing partners, such as Bank of America and JPMorgan Chase, have been marketing with us for over 10 years. Our top ten U.S. marketing partners and their end-customers generated approximately 75% of our U.S. membership revenue in 2008, which represented approximately 38% of our total revenue in 2008, and the end-customers of our largest U.S. marketing partner generated approximately 16% of our U.S. membership revenue in 2008.

Insurance and Package Products. Our insurance marketing partners consist of approximately 3,700 financial institutions including national financial institutions, regional financial institutions and credit unions. End-customers of our top 10 marketing partners generated approximately 41% of our gross insurance revenue in 2008. Our package enhancement marketing partners are comprised of approximately 2,250 national financial institutions, regional financial institutions and credit unions. End-customers of our top 10 U.S. marketing partners generated approximately 34% of our U.S. package enhancement revenue in 2008. In addition, we have held the endorsement of the American Bankers Association regarding account enhancement programs in the U.S. for over 15 years.

International Products. Our international marketing partners include some of Europe’s most prominent retail banks. Additionally, we own a 50% investment in Cims South Africa Ltd., a joint venture that offers wholesale package enhancement programs in South Africa, similar to those offered in Europe.

Customers

As of December 31, 2008, we had approximately 61 million membership, insurance and package customers enrolled in our programs worldwide and approximately 96 million customers who received credit or debit card enhancement services and loyalty points-based management services. We offered our programs and services to our customers through our more than 5,500 marketing partners as of December 31, 2008. We market to customers using direct mail, online marketing, point-of-sale marketing, telemarketing and other marketing methods.

Membership Products. As of December 31, 2008, we had approximately 10 million members in the U.S. We target end-customers of our marketing partners who are willing to pay a fee to gain access to a multitude of discount programs or who want to improve their sense of security and well-being. Our focus is on maximizing revenue and profitability per member over a five-year period, rather than the number of active members in our programs.

Insurance and Package Products. As of December 31, 2008, we had approximately 27.3 million insurance end-customers in the U.S. We rely on access to our marketing partners’ large customer bases to market our insurance programs. The insurance products we market, such as AD&D, provide customers with peace of mind benefits should they suffer a serious loss or injury.

As of December 31, 2008, we provided our U.S. package products to approximately 5.6 million customers. Approximately 2,250 financial institutions utilize our package products to increase customer affinity, increase response and retention rates and generate additional fee income.

Loyalty Products. In our ALG operations, we worked with approximately 85 marketing partners as of December 31, 2008, and provided enhancement and loyalty products to approximately 96 million customers. These marketing partners include leading financial institutions, brokerage houses, premier hotels, timeshares and other travel-related companies. We provide points-based loyalty products and benefit package enhancement products that they in turn offer to their customers. Many of the principal ALG partner agreements have a term of at least two years and we typically charge a per member and/or a per activity administrative fee to clients for our services. In 2008, we assumed all of the liabilities and obligations of certain ex-Cendant entities relating to a loyalty program operated by these ex-Cendant entities for a major financial institution. The obligations that we assumed included the fulfillment of the then-outstanding loyalty program points. With the exception of the loyalty program points assumed in connection with such transaction and the loyalty points earned by credit card holders under this program, we do not typically retain any loyalty points-related liabilities.

International Products. As of December 31, 2008, we had approximately 16 million international package customers and approximately 2.2 million members in 13 countries, primarily in Europe.

Third-Party Vendors

We partner with a large number of third-party vendors to provide fulfillment of many of our programs and services. Generally, our relationships with key vendors are governed by long-term contracts. As we have a large number of vendors, we are generally not dependent on any one vendor and have alternative vendors should we need to replace an existing vendor. We believe we have very good relationships with our vendors who value their relationship with us, as we are able to provide them with access to a large customer base through our marketing partners, many of whom are leaders in their respective industries. In addition, because we purchase large volumes of services across our various businesses, we are able to achieve significant price discounts from our vendors.

Membership Products. We partner with a variety of third-party vendors to provide services, benefits and fulfillment for many of our membership programs. Some of our largest vendor relationships relate to the provisions of certain benefits embedded in our PrivacyGuard membership product and AutoVantage membership product.

Insurance and Package Products. The Hartford, Inc. (“The Hartford”) is our primary carrier for the majority of our insurance programs. The Hartford is one of our largest suppliers. Despite the strong relationship, our contractual relationship with The Hartford is non-exclusive. Other insurance underwriters that we have a contractual relationship with include American International Group and the Chubb Group.

Our package enhancement products combine both insurance and membership products to create a unique enhancement package that our marketing partners provide to their end-customers. Generally, programs include AD&D insurance and travel discounts that are supplied by our membership and insurance benefit vendors.

Loyalty Products. ALG acts as a business process outsourcer for points-based loyalty products and provides enhancement benefits to credit and debit card issuers. While many of the services ALG provides are sourced in-house as a result of ALG’s proprietary technology platform and program design support, third-party suppliers are used to fulfill the benefit enhancements. These benefit enhancements are supplied by our membership and insurance benefits vendors.

International Products. Affinion International marketing partners with a variety of third-party vendors to provide services, benefits, fulfillment and delivery for some of our programs and services offered to the customers of our marketing partners. In addition, Affinion International also has key supplier relationships with third parties for its benefits related to sports and entertainment events as well as the provision of certain benefits embedded in our PrivacyGuard membership product. Affinion International also uses third-party suppliers for its print and fulfillment products.

Product Development

Product development is integral to our ability to maximize value from each of our marketing campaigns and marketing partner relationships. In developing our products, we focus on maximizing margins and cash flows, leveraging marketplace trends and maximizing loyalty, with a critical key focus on the needs of the consumer.

When we develop new products, we take into account not only the combination of benefits that will make up the product, but the characteristics of the customers that we will market the product to and the marketing channel that will be used to reach these customers. Developing new products involves the creation of test products and feasibility studies to evaluate their potential value if implemented, as well as bundling existing products and benefits into new packages.

A number of new products were introduced or enhanced in 2008, including BreachShield, a data breach rapid response product, which was developed for organizations impacted by the loss or theft of their customer’s personal data. We also researched, built and launched a number of custom partner programs that we created uniquely for marketing partners to address the specific needs of these marketing partners and their end-customers.

Operations

Our operations group provides global operational support for all of our customer engagement and loyalty solutions initiatives, including management of our internal and outsourced contact centers, as well as certain key third-party relationships. The group is charged with improving cost performance across our operations while enhancing revenue and bottom-line profitability through increased customer satisfaction and retention.

Processing

The processing responsibilities of the operations group can be divided into (1) enrollments, (2) fulfillment packages, (3) billing, (4) merchandise delivery and (5) travel fulfillment.

Enrollments. Enrollment information is sent to us through a variety of different media, including mail, electronic file transfer from marketing partners, telemarketing vendors and the Internet. Average turnaround time from receipt to enrollment is 24 hours. On average, we process over 1.3 million enrollments per month.

Fulfillment Packages. Fulfillment packages, which include enrollment materials and premiums (e.g., gift cards, coupons and “hard” premiums such as MP3 players) sent to customers via mail and electronically, are produced in thousands of combinations for our membership, insurance and package enhancement programs. Fulfillment orders are generally transmitted to the appropriate fulfillment vendor by 5 a.m. the next business day following receipt of the order. Physical fulfillment assembly and distribution in North America is completed by our facility in Franklin, Tennessee or by outsourced vendors. Physical fulfillment assembly and distribution in Europe is completed in five locations across Europe and totals around 41 million pieces per year. Approximately 84% of the pieces are completed by third-party vendors with only 16% being completed in-house by Affinion International employees. We are increasingly using electronic delivery of membership materials and fulfillment packages, which drives further cost reductions.

Billing. We have the ability to accept a variety of different account types, including Visa (debit and credit), MasterCard (debit and credit), American Express, Discover, oil and retail company proprietary cards, PayPal, mortgage loans and checking and savings accounts. Domestically, we process more than 164 million billing transactions each year for our membership, insurance and package products. We use both generic and direct processing methods and work closely with a variety of payment processors and our marketing partners to maximize our ultimate collection rates.

Merchandise Delivery. Shoppers Advantage maintains a virtual inventory of approximately 17,500 items, covering more than 1,200 brands sourced through a best-in-class direct-ship network of 200 direct-ship vendors. We manage the process of customers purchasing these products but we outsource delivery logistics to back-end suppliers. While we manage the fulfillment process, we generally do not take ownership or physical possession of any of the products being delivered. By pooling the purchasing power of our membership products and other products, including ALG’s loyalty programs, we achieve price reductions on the products we offer, and deliver value to our customers. Merchandise sales between our merchandise vendors and members of more than

1.8 million units totaled more than $89 million in 2008, of which more than $7 million is included in our 2008 net revenues. Approximately 75% of these sales were made via the Internet or electronic file, with the rest coming through the contact call centers. Shoppers Advantage members account for 28%, ALG programs account for 47% and gift card transactions account for the remaining 25% of customer sales.

Travel Fulfillment. TAS, our full-service travel agency, is dedicated primarily to servicing our customers; however, it also provides travel agency services to Resort Condominiums International, LLC and CheapTickets.com, each of which was an affiliate of Cendant. We believe that TAS is one of the ten largest leisure travel agencies in North America.

TAS travel consultants use the Galileo International GDS booking system, which offers 450 airlines, 25 car rental companies, 83,000 hotel properties, Amtrak, VIARail (Canada) and 13 national rail systems. This system provides us with access to online fares and electronic ticketing capability on 132 air carriers. Because TAS takes bookings primarily for its members, TAS is able to shift the bookings from one travel vendor (airline, hotel, car rental, etc.) to another depending on which is more advantageous. Reservation and support services are provided by a combination of internally managed call centers, outsourcing relationships, and more than ten branded websites.

Contact Call Centers

Our contact call centers provide high-quality, predominantly inbound telemarketing service and retention support. We are committed to using internally managed and outsourced contact call centers to effectively handle peak service levels while achieving a semi-variable cost structure. Currently, 26 facilities handle the volume, of which 10 are internally managed (3 in North America and 7 in Europe) and 16 are outsourced.

Our contact call centers handle approximately 23 million customer contacts per year, 11 million of which are related to membership programs, 8 million to international programs and the rest spread relatively evenly across insurance, package, travel reservation and loyalty. The contact call centers provide a primary point of interaction with our customers, driving customer satisfaction, retention and ultimately, profits. To this end, we are focused on developing expertise to improve service levels and to set the necessary quality benchmarks to keep third-party vendors performing at high levels. At the same time, we have reduced our internally managed contact call centers and increased the use of outsourcers, producing significant cost reductions and an improved variable cost structure.

Competition

We are a leading affinity direct marketer of value-added membership, insurance and package enhancement programs and services with approximately 61 million customers worldwide and a network of more than 5,500 marketing partners. Our leadership position in the growing affinity direct marketing industry is due to our 35-year track record, our experience from over 76,000 customer engagement and loyalty program marketing campaigns conducted over the last decade and our core strengths in the areas of multi-media marketing, data analytics, customer service and operations. We also believe our portfolio of programs and benefits is the broadest in the industry. We offer over 30 core products and services with over 350 unique benefits and support more than 5,000 versions of products and services representing different combinations of pricing, benefit configurations and branding.

Our competitors include any company seeking direct and regular access to large groups of customers through any affinity-based direct media contact. Our products and services compete with those marketed by financial institutions and other third parties who have affinity relationships with our competition, including large, fully integrated companies that have financial, marketing, legal, and product development resources that are greater than ours. We face competition in all areas of our business including price, product offerings and product performance. As a whole, the direct marketing services industry is extremely fragmented, with over 3,600 providers of various services. Most of these companies are relatively small and provide a limited array of products and services. In general, competition for the consumer’s attention is intense, with a wide variety of players competing in different segments of the direct marketing industry. More specifically, competition within our business lines comes from companies that vary significantly in size, scope and primary core competencies.

Membership Products. The membership services industry is characterized by a high degree of competition. However, strong and established relationships with marketing partners can mitigate the impact of competition. Participants in this industry include membership services companies, such as Vertrue, Webloyalty and Intersections, as well as large retailers, travel agencies, insurance companies and financial service institutions.

Insurance and Package Products. Participants in the U.S. in the direct marketing of insurance programs include Aegon, Coverdell (a unit of Vertrue), AIG, Assurant, UnumProvident and Securian.

The U.S. package enhancement operation faces competition from both direct marketing companies and financial institutions that choose to provide package enhancement programs in-house. Some of the direct marketers that participate in this space include Sisk, Generations Gold, Econocheck and Strategy Corp.

Loyalty Products. Participants in the loyalty arena provide in-house rewards programs and utilize third-party providers. Such third-party providers design, market and manage rewards-based loyalty programs for businesses that either have no desire to manage such programs or lack the core competencies necessary to compete in the industry effectively. Key industry participants include Maritz Loyalty Marketing, Carlson Marketing Group and Enhancement Services Corporation.

International Products. In Europe, key competitors in the package enhancement business include Card Protection Plan, MobileServ Limited, Nectar Rewards and Airmiles in the U.K., Societe de Prevoyance Bancaire in France, Europe Assistance in Italy, and Sreg and DSV Group (the savings banks’ cooperative) in Central Europe. On the membership side of the business, participants include membership services companies, as well as large retailers, travel agencies, insurance companies and financial service institutions.

Information Technology

Our information technology team, comprised of approximately 430 employees worldwide, operates and supports approximately 200 of our individual applications. Membership, package and insurance products and services are distributed through a multiple media approach, which allows us to interface with our marketing partners’ customers in a variety of ways to enhance file penetration in a cost effective manner. Our systems are able to manage marketing campaigns across all media. Servicing and subscription requests are processed through a workflow and messaging interface with our vendors and are stored within our subscriber management platform. This framework allows us to keep a virtual inventory of programs and services, as well as store customer information for future marketing data mining. Customer servicing and billing information are fed into the financial ledger and business intelligence platform for billing and future marketing analysis.

Intellectual Property

We own or have licenses to use a large number of patents relating to a significant number of programs and processes. We also have certain significant material trademarks including, but not limited to Affinion Group, Affinion Benefits Group, Affinion Loyalty Group, Affinion International, AutoVantage, Buyers Advantage, CompleteHome, Enhanced Checking, HealthSaver, Hot-Line, NHPA, PrivacyGuard, Shoppers Advantage, Small Business Solutions, Travelers Advantage, Trilegiant and Wellness Extras. We use our trademarks in the marketing of our services and products offerings. We renew our trademarks on a regular basis. No individual patent or trademark is considered to be material to our business; however, our overall portfolio of patents and trademarks are valuable assets.

Employees

As of December 31, 2008, we employed approximately 3,550 people, of which approximately 65% are located in North America and the remaining 35% are in our international offices. As a result of ongoing integration, rightsizing and outsourcing initiatives, we have realized significant headcount reductions, with headcount decreasing from approximately 5,100 employees in 2002 to approximately 3,550 employees as of December 31, 2008.

Governmental and Regulatory Matters

The direct marketing industry is subject to U.S. federal and state regulation as well as regulation by foreign authorities in foreign jurisdictions. Certain regulations that govern our operations include: federal, state and foreign marketing laws; federal, state and foreign privacy laws; and federal, state and foreign insurance and consumer protection regulations. Federal regulations are primarily enforced by the Federal Trade Commission (the “FTC”) and Federal Communications Commission (the “FCC”). State regulations are primarily enforced by individual state attorneys general. Foreign regulations are enforced by a number of regulatory bodies in the relevant jurisdictions.

Federal and State Marketing Laws. The FTC and each of the states have enacted consumer protection statutes designed to ensure that consumers are protected from unfair and deceptive marketing practices. We review all marketing materials disseminated to the public for compliance with applicable FTC regulations and state marketing laws. In 2003, the FTC amended its Telemarketing Sales Rule to, among other things, establish a National “Do-Not-Call” Registry. As of December 2008, the “Do-Not-Call” Registry included more than 169 million phone numbers. To comply with the rule, prior to conducting outbound telemarketing, companies are required to match their call lists against the “Do-Not-Call” Registry to remove the names of consumers who requested not to be called. In addition, the amended Telemarketing Sales Rule requires additional disclosures and sales practices for goods and services sold over the phone. When these regulations went into effect, we began to match our call lists with the “Do Not Call Registry” and modified our telemarketing scripts so that they are designed to comply with the rule. These changes have not significantly affected our results, but may do so in the future.

Federal Privacy Laws. The Financial Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act (“GLB”), includes provisions to protect consumers’ personal financial information held by financial institutions. GLB places restrictions on the ability of financial institutions to disclose non-public personal information about their customers to non-affiliated third parties and also prohibits financial institutions from disclosing account numbers to any non-affiliated third parties for use in telemarketing, direct mail marketing or other marketing to consumers. We have implemented privacy solutions across our businesses designed to comply with this privacy law.

State Privacy Laws. In addition to federal legislation, some states are considering or have passed laws restricting the sharing of customer information. As an example, the California Financial Information Privacy Act (“SB 1”) places restrictions on financial institutions’ ability to share the personal information of their California customers. We have established a privacy solution that is designed to comply with the requirements of SB 1.

Domestic and International Insurance Regulations. As a marketer of insurance programs, we are subject to state rules and regulations governing the business of insurance including, without limitation, laws governing the administration, underwriting, marketing, solicitation and/or sale of insurance programs. Domestically, the insurance carriers that underwrite the programs that we sell are required to file their rates for approval by state regulators. Additionally, certain state laws and regulations govern the form and content of certain disclosures that must be made in connection with the sale, advertising or offer of any insurance program to a consumer. We review all marketing materials disseminated to the public for compliance with applicable insurance regulations. We are required to maintain certain licenses and approvals in order to market insurance programs. Further, in our international products, we are regulated by various national and international entities, including the UK Financial Services Authority (“FSA”), in the sale of insurance programs. The FSA is responsible for enforcing the Financial Services and Markets Act 2000 which, among other things, implements the European Union’s (EU’s) Insurance Mediation Directive.

Other Foreign Regulations. Our European operations are subject to privacy and consumer protection regulations. Many of these regulations are based on EU Directives which are adopted as national laws by countries in which Affinion International conducts its operations. These include (a) Data Protection regulation: imposing security obligations and restrictions on the use and transmission of customers’ personal information data; (b) Privacy and Electronic Communications regulation: regulating unsolicited marketing activities carried out by telephone, fax and e-mail to users/subscribers; (c) Electronic Commerce regulation: imposing certain disclosure and operational requirements in relation to websites and internet marketing and sales activities; (d) Distance Selling regulation: requiring information disclosure and “cooling off periods” in contracts for goods or services (other than financial services) supplied to a consumer where the contract is made exclusively by means of distance communication; (e) Insurance mediation regulation: requiring information disclosure and related obligations (including authorization and reporting) on entities that arrange, advise on, administer or otherwise engage in insurance intermediary activities; (f) Distance Marketing regulation: requiring information disclosure and “cooling off periods” in contracts for financial services supplied to a consumer where the contract is made exclusively by means of distance communication; and (g) Unfair Terms and other consumer protection regulation: requiring that consumer terms and conditions be fair and reasonable. In addition, various codes of advertising and direct marketing practice exist both statutory and self-regulatory. We have established compliance procedures designed to comply with the requirements of these regulations.

Insurance

We believe we carry sufficient insurance coverage to protect us from material losses incurred by any of our operations due to an insurance recoverable circumstance.

Properties

We are headquartered in Norwalk, Connecticut in a 115,000 square foot facility that houses management offices as well as the marketing and sales operations for our largest customers. Our corporate data center is in Trumbull, Connecticut with disaster recovery operations provided by a backup site in Westerville, Ohio. Some applications are also housed in Centennial, Colorado, Slough, U.K., and Oslo, Norway. The table below lists all of our facilities as of June 30, 2009, all of which are leased.

Location	Function
U.S. Facilities

Norwalk, CT (2 sites)	Global Headquarters
Trumbull, CT	Call Center/ Data Ops Center
Dublin, OH	Software Development
Westerville, OH	Call Center
Richmond, VA	Loyalty Product Operations
Franklin, TN (3 sites)	Insurance and Package Sales, Marketing and Administration, Print Fulfillment Center
Woodland Hills, CA	Administration

International Facilities

Slough, United Kingdom	International Headquarters
Antwerp, Belgium	Sales and Marketing
Copenhagen, Denmark	Sales and Marketing

Location	Function
Ennis, Ireland	Administration, Sales, Marketing and Call Center
Johannesburg, South Africa	Sales and Marketing
Hamburg, Germany	Sales, Marketing and Call Center
Kettering, U.K.	Call Center
Madrid, Spain	Sales and Marketing
Milan, Italy	Sales, Marketing and Call Center
Oslo, Norway	Sales, Marketing and Call Center
Portsmouth, U.K. (2 sites)	Administration and Call Center
Roissy (Paris), France	Sales, Marketing and Call Center
Stockholm, Sweden	Sales and Marketing

We have noncancelable operating leases covering various facilities and equipment. Our rent expense for the years ended December 31, 2008, 2007 and 2006 was $13.1 million (net of sublease rental income of $0.4 million), $12.9 million (net of sublease rental income of $0.5 million) and $14.3 million (net of sublease rental income of $0.5 million), respectively.

Legal Proceedings

The Company is involved in claims, legal proceedings and governmental inquiries related to employment matters, contract disputes, business practices, trademark and copyright infringement claims and other commercial matters.

The Company is also a party to a number of lawsuits which were brought against it or its affiliates, each of which alleges to be a class action in nature and each of which alleges that the Company violated certain federal or state consumer protection statutes (certain of which are described below). The Company intends to vigorously defend itself against these lawsuits.

On November 15, 2001, a class action complaint (the “2001 Class Action”) was filed in Madison County, Illinois against Trilegiant alleging violations of state consumer protection statutes in connection with the sale of certain membership programs. Motions to dismiss were denied and a class was certified by the court. On February 14, 2008, the parties entered into a definitive settlement agreement that resolves this lawsuit and the August 2005 Suit on a class-wide basis. On February 15, 2008 the court entered an order preliminarily approving the settlement. A final fairness hearing was held on July 18, 2008 at which the court issued a final order approving the settlement. No appeals of the final approval were taken, and therefore the settlement became final and non-appealable on August 18, 2008. Cendant has agreed to indemnify the Company for a significant portion of the settlement, which indemnification obligation has been assumed by Wyndham and Realogy as successors to various segments of Cendant’s business. The settlement payments for which Trilegiant is responsible and does not expect to be indemnified by Cendant are not material in amount and have been accrued for in the financial statements.

On November 12, 2002, a class action complaint (the “November 2002 Class Action”) was filed against Sears, Roebuck & Co., Sears National Bank, Cendant Membership Services, Inc., and Allstate Insurance Company in the Circuit Court of Alabama for Greene County alleging, among other things, breach of contract, unjust enrichment, breach of duty of good faith and fair dealing and violations of the Illinois consumer fraud and deceptive practices act. The case was removed to the U.S. District Court for the Northern District of Alabama but was remanded to the Circuit Court of Alabama for Greene County. The Company has filed a motion to compel arbitration, which was granted by the court on January 31, 2008. In granting the Company’s motion, the court further ordered that any arbitration with respect to this matter take place on an individual (and not class) basis. On February 28, 2008, plaintiffs filed a motion for reconsideration of the court’s order. That motion was orally argued on March 27, 2009. The court has yet to rule on plaintiffs’ motion.

On January 28, 2005, a class action complaint (the “January 2005 Suit”) was filed against The Bon, Inc., FACS Group, Inc., and Trilegiant in the Superior Court of Washington, Spokane County. The claim asserts violations of various consumer protection statutes. The Company filed a motion to compel arbitration, which was denied by the court. The January 2005 suit was mediated in May 2009, settled on June 9, 2009 and subsequently dismissed with prejudice by the court, which released all claims and causes of action of the plaintiffs relating to the matter. The total amount of the settlement payments was not material.

On August 9, 2005, a class action suit (the “August 2005 Suit”) was filed against Trilegiant in the U.S. District Court for the Northern District of California, San Francisco Division. The claim asserts violations of the Electronic Funds Transfer Act and various California consumer protection statutes. The suit seeks unspecified actual damages, statutory damages, attorneys’ fees, costs and injunctive relief. As noted in the description of the 2001 Class Action above, the parties have obtained final approval of a class-wide settlement in the 2001 Class Action that resulted in the dismissal of this lawsuit with prejudice on July 18, 2008. Trilegiant was not required to make any payments in connection with the dismissal of this lawsuit other than the settlement payments noted in the description of the 2001 Class Action above.

On May 27, 2009, the U.S. Senate Committee on Commerce, Science, and Transportation (the “Committee”) initiated an investigation into two of our competitors, Vertrue Inc. and Webloyalty.com, Inc., in connection with their e-commerce marketing practices, including those relating to consumers’ account number acquisition. On July 10, 2009, the Committee expanded the scope of its investigation to include Affinion and requested us to provide certain information about our domestic online marketing practices, including those relating to the acquisition of consumers’ credit or debit card account numbers automatically from our partners when a consumer enrolls in one of our programs immediately after making a purchase through one of our partners’ web sites. For the twelve months ended December 31, 2008, those business methods which are subject to this investigation using such credit or debit account number acquisition methods generated less than 5% of our total net revenues. Although we cannot currently predict the outcome of this investigation, we are in the process of responding to the information request made by the Committee.

The Company believes that the amount accrued for the above matters is adequate and the reasonably possible loss beyond the amounts accrued, while not estimable, will not have a material adverse effect on its financial condition, results of operations, or cash flows based on information currently available. However, litigation is inherently unpredictable and, although the Company believes that accruals are adequate and it intends to vigorously defend itself against such matters, unfavorable resolution could occur, which could have a material adverse effect on its financial condition, results of operations or cash flows.

Subject to certain limitations, Cendant has agreed to indemnify the Company for actual losses, damages, liabilities, claims, costs and expenses and taxes incurred in connection with certain of the matters described above. Cendant’s indemnification obligations have been assumed by Wyndham and Realogy as successors to various segments of Cendant’s business. See “Certain Relationships and Related Party Transactions.”

MANAGEMENT

Executive Officers and Directors

Set forth below is certain information concerning the individuals that are currently serving as our executive officers and/or members of our board of directors.

Name	Age	Position
Nathaniel J. Lipman	45	President, Chief Executive Officer and Chairman of the Board of Directors
Robert G. Rooney	52	Executive Vice President and Chief Operating Officer
Todd H. Siegel	39	Executive Vice President and Chief Financial Officer
Thomas J. Rusin	41	President and Chief Executive Officer, North America
Steven E. Upshaw	38	President and Chief Executive Officer, Affinion International Limited
Leonard P. Ciriello	46	Executive Vice President and General Counsel
Brian J. Dick	53	Senior Vice President and Chief Accounting Officer
Marc E. Becker	37	Director
Robert B. Hedges, Jr.	50	Director
Stan Parker	33	Director
Eric L. Press	43	Director
Eric L. Zinterhofer	37	Director
Matthew H. Nord	30	Director
Kenneth Vecchione	54	Director
Richard J. Srednicki	61	Director
Peter W. Currie	58	Director

Nathaniel J. Lipman has served as our President and Chief Executive Officer and a director of Affinion since October 17, 2005. He was formerly the President and CEO of Trilegiant starting in August 2002 and President and CEO of Cendant Marketing Group starting in January 2004. From September 2001 until August 2002, he was Senior Executive Vice President of Business Development and Marketing of Trilegiant. He served as Executive Vice President of Business Development for Cendant Membership Services from March 2000 to August 2001. He joined the Alliance Marketing Division of Cendant in June 1999 as Senior Vice President, Business Development and Strategic Planning. Mr. Lipman was previously Senior Executive Vice President, Corporate Development and Strategic Planning, for Planet Hollywood International, Inc., from 1996 until April 1999. Prior to his tenure at Planet Hollywood, Mr. Lipman was Senior Vice President and General Counsel of House of Blues Entertainment, Inc., Senior Corporate Counsel at The Walt Disney Company and a corporate associate at Skadden, Arps, Slate, Meagher and Flom.

Robert G. Rooney has served as our Executive Vice President and Chief Operating Officer overseeing Affinion’s operating functions since January 2, 2006. In addition, from August 23, 2006 to December 31, 2006, Mr. Rooney also served as our Interim Chief Financial Officer. From October 17, 2005 to January 1, 2006, Mr. Rooney served as our Executive Vice President and Interim Chief Financial Officer. Mr. Rooney joined us in June 2001, as Executive Vice President and Chief Financial Officer of Trilegiant. From 1999 to 2001, Mr. Rooney was Senior Vice President and Chief Financial Officer with Sbarro, Inc. and was responsible for finance, investor relations, information systems, tax and risk management. Prior to 1999, Mr. Rooney held senior positions with numerous companies in the financial and entertainment sectors, including three years as Chief Financial Officer of Imagine Entertainment. From 1978 to 1986, he was employed as a certified public accountant with Ernst & Young.

Todd H. Siegel was appointed Chief Financial Officer in November 2008 and has served as our Executive Vice President since October 17, 2005. Mr. Siegel also served as our General Counsel from October 17, 2005 to February 16, 2009. Mr. Siegel joined us in November 1999 as a member of the Membership Division of the Legal Department of Cendant and most recently served as General Counsel of Trilegiant starting in July 2003 and Cendant Marketing Group starting in January 2004. From 1997 to 1999, Mr. Siegel was employed as a corporate associate at Skadden, Arps, Slate, Meagher and Flom, LLP. From 1992 until 1994, he was employed as a certified public accountant with Ernst & Young.

Thomas J. Rusin has served as our President and Chief Executive Officer, North America, since June 1, 2007. From October 17, 2005 to May 31, 2007, Mr. Rusin served as our Executive Vice President and Chief Revenue Officer. Mr. Rusin joined us in December 1999 as Product Manager in the Netmarket Group overseeing Travel Marketing and was subsequently promoted to Vice President of Travel in January 2001, Senior Vice President Consumer Saving Group with responsibility for Travel, Auto and Leisure in October 2001, and then Executive Vice President of Product Management, New Product Development in December 2003. From 1990 to 1998, he owned and operated Just for Travel Inc., a business he then sold.

Steven E. Upshaw has served as our President and Chief Executive Officer, Affinion International since June 1, 2007. From October 17, 2005 to May 31, 2007, Mr. Upshaw served as our Executive Vice President and Chief Executive Officer, Affinion International. Prior to this role, Mr. Upshaw held the position of Executive Vice President and Managing Director for Cims UK, Ireland. Mr. Upshaw joined us in August 1995 and has served in numerous positions, including Senior Vice President for Protection Products in North America for Trilegiant.

Leonard P. Ciriello was appointed Executive Vice President and General Counsel on February 17, 2009. From 2007 to 2009, Mr. Ciriello was a corporate partner at McGuireWoods, LLP. From 2004 to 2007, he was Senior Counsel – Transactions at, and a consultant to, International Paper Company. From 1994 to September 1997, and from March 1998 to 2004, Mr. Ciriello was employed as a corporate associate at Skadden, Arps, Slate, Meagher & Flom. From September 1997 to March 1998, he was Senior Vice President and General Counsel of enherent Corp. (formerly PRT Group, Inc.), an information technology and software development company.

Brian J. Dick has served as our Senior Vice President and Chief Accounting Officer since December 1, 2005. Prior to joining Affinion, he was most recently an independent contractor from February 2005 through November 2005. He served as the Vice President and Controller for Modem Media, Inc. (which was acquired by Digitas, Inc. in October 2004) from October 2002 through January 2005, where he oversaw the global accounting, financial reporting, tax and treasury functions. From 1999 to 2001, he was the Vice President of Finance for Crompton Corporation, where he managed the Controllers, Information Systems and e-Business functions. From 1995 to 1999, he held various senior financial positions at Witco Corporation until it was acquired by Crompton Corporation. He also served as the Controller of Formica Corporation from 1989 to 1995. From 1978 to 1989, he held various positions with Price Waterhouse LLP.

Marc E. Becker has been a director of Affinion since October 17, 2005. From October 17, 2005 to December 20, 2006 he served as the Chairman of the Board of Directors of Affinion. Mr. Becker is a partner of Apollo Global Management, LLC. He has been employed with Apollo Management, L.P. since 1996 and has served as an officer of certain affiliates of Apollo since 1999. Prior to that time, Mr. Becker was employed by Smith Barney Inc. within its Investment Banking division. Mr. Becker serves on several boards of directors, including Countrywide plc, Quality Distribution, Inc., Realogy Corporation and SOURCECORP Incorporated.

Robert B. Hedges, Jr. has been a director of Affinion since May 11, 2006. He is also employed as a managing director at Mercatus LLC, a private equity and strategy consulting firm focused on the retail financial services marketplace. Prior to joining Mercatus LLC, Mr. Hedges was employed with Fidelity Investments where he was an executive vice president from 2003 to 2005, and with Fleet Boston from 1992 to 2002, where he held numerous positions, most recently serving as a managing director.

Stan Parker has been a director of Affinion since October 17, 2005. Mr. Parker is a partner of Apollo Global Management, LLC. He has been employed with Apollo Management, L.P. since 2000. From 1998 to 2000,

Mr. Parker was employed by Salomon Smith Barney, Inc. in its Financial Entrepreneurs Group within the Investment Banking division. Mr. Parker serves on several boards of directors, including AMC Entertainment Inc., CEVA Logistics, Momentive Performance Materials Holdings, Inc. and Quality Distribution, Inc.

Eric L. Press has been a director of Affinion since October 17, 2005. Mr. Press is a partner of Apollo Global Management, LLC. He has been employed with Apollo Management, L.P. since 1998 and has served as an officer of certain affiliates of Apollo Management, L.P. From 1992 to 1998, Mr. Press was associated with the law firm of Wachtell, Lipton, Rosen & Katz specializing in mergers, acquisitions, restructurings and related financing transactions. Mr. Press serves on several boards of directors, including Harrah’s Entertainment, Inc., Innkeepers USA Trust, Metals USA, Inc., Noranda Aluminum Holding Corporation, Prestige Cruise Holdings and Verso Paper Corp. From 1987 to 1989, Mr. Press was a consultant with The Boston Consulting Group.

Eric L. Zinterhofer has been a director of Affinion since October 17, 2005. Mr. Zinterhofer is partner of Apollo Global Management, LLC. He has been employed with Apollo Management, L.P. since 1998. From 1994 to 1996, Mr. Zinterhofer was a member of the Corporate Finance Department at Morgan Stanley Dean Witter & Co. From 1993 to 1994, Mr. Zinterhofer was a member of the Structured Equity Group at J.P. Morgan Investment Management. Mr. Zinterhofer serves on the boards of directors of Unity Media SCA and iPCS, Inc.

Matthew H. Nord has been a director of Affinion since October 30, 2006. Mr. Nord is a principal of Apollo Global Management, LLC. He has been employed with Apollo Management, L.P. since 2003. Prior to that time, Mr. Nord was a member of the Investment Banking division of Salomon Smith Barney Inc. Mr. Nord serves on several boards of directors, including SOURCECORP Incorporated, Hughes Telematics and Noranda Aluminum Holding Corporation.

Kenneth Vecchione has been a director of Affinion since November 21, 2006. Mr. Vecchione is the Chief Financial Officer of Apollo Global Management, LLC. He has been employed with Apollo Management, L.P. since October 2007. From 1998 to 2006, Mr. Vecchione was employed by MBNA Corporation in various capacities. From 2004 to 2006, Mr. Vecchione served as Vice-Chairman and Chief Financial Officer of MBNA Corporation. From 2000 to 2004, he served as Chief Financial Officer and Director of MBNA America Bank N.A. and from 1998 to 2000 he served as Division Head of Finance. From 2000 to 2006, Mr. Vecchione was a member of the Executive and Management Committees of MBNA Corporation. Mr. Vecchione also sits on the boards of directors of International Securities Exchange and Western Alliance Bancorporation.

Richard J. Srednicki was named a director of Affinion on September 21, 2007. From January 2000 to August 2007, Mr. Srednicki was an Executive Vice President of JPMorgan Chase and was responsible for its credit card business, Chase Cardmember Services. Mr. Srednicki was also a member of JPMorgan Chase’s Executive Committee and Operating Committee. Previously, Mr. Srednicki held Chief Executive Officer positions with Sears, Roebuck and Co. and AT&T, as well as General Manager positions during his 13 years with Citibank.

Peter W. Currie has been a director of Affinion since December 31, 2007. From 2005 to 2007, Mr. Currie served as Executive Vice President and Chief Financial Officer of Nortel Networks Corporation. From 1997 to 2004, Mr. Currie was employed by Royal Bank of Canada, most recently holding the position of Vice Chairman and Chief Financial Officer of RBC Financial Group. From 1979 to 1992, Mr. Currie was employed by Nortel Networks Corporation in various finance positions, including general auditor, controller and vice president, finance for different business segments, and from 1994 to early 1997 as Senior Vice President and Chief Financial Officer. From 1992 to 1994, Mr. Currie served as Executive Vice President and Chief Financial Officer of North American Life Assurance Company. Mr. Currie serves on the board of directors of Canadian Tire Corporation Limited.

Committees of our Board of Directors

Our board of directors has a Compensation Committee, an Executive Committee and an Audit Committee.

Compensation Committee

The current members of the compensation committee are Messrs. Becker and Press. The principal duties and responsibilities of the compensation committee are as follows:

•

to review, evaluate and make recommendations to the full board of directors regarding our compensation policies and establish performance-based incentives that support our long-term goals, objectives and interests;

•	to review and approve the compensation of our chief executive officer, the other executive officers, other officers and employees;

•	to review and make recommendations to the board of directors with respect to our incentive compensation plans and equity-based compensation plans;

•	to set and review the compensation of and reimbursement policies for members of the board of directors;

•	to provide oversight concerning selection of officers, management succession planning, expense accounts, indemnification and insurance matters, and separation packages; and

•

to prepare an annual compensation committee report, provide regular reports to the board, and take such other actions as are necessary and consistent with the governing law and our organizational documents.

Executive Committee

The current members of the executive committee are Messrs. Becker, Parker and Lipman. The principal duties and responsibilities of the executive committee are as follows:

•	to advise and counsel the chairperson of the board of directors and the president regarding Company matters;

•	to determine actions and responses to complaints regarding the conduct of directors, officers and committees, and make any findings or determinations as to the related cause;

•	to oversee our legal and regulatory compliance program;

•	to take such actions as are necessary due to their urgent or highly confidential nature, or where convening the board is impracticable, subject to certain limitations; and

•	to regularly report to the board, review the charter and take such other actions as are necessary and consistent with the governing law and our organizational documents.

Audit Committee

The current members of the audit committee are Messrs. Vecchione, Hedges, Srednicki and Currie. Our board of directors has determined that Messrs. Hedges, Srednicki and Currie meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act and the NASDAQ listing standards. Mr. Vecchione is the chairman of the audit committee, and our board of directors has determined that Mr. Vecchione is an “audit committee financial expert” within the meaning of NASDAQ Marketplace Rule 4200(a)(15). The principal duties and responsibilities of our audit committee are as follows:

•	to monitor our financial reporting process and internal control system;

•	to oversee the integrity of our financial statements;

•

to appoint and replace our independent registered public accounting firm from time to time, determine their compensation and other terms of engagement, approve audit and non-audit services to be performed by such auditor and oversee their work;

•	to oversee the performance of our internal audit function; and

•	to oversee our compliance with legal, ethical and regulatory matters.

The audit committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority, at its discretion, to retain counsel and advisors to fulfill its responsibilities and duties at our expense.

Code of Ethics

Although as a private company we are not obligated to adopt a formal code of ethics, we are in the process of developing and adopting a core policies manual which will include a formal code of ethics.

Executive Compensation

The information in this Executive Compensation section reflects the compensation structure and policies of the Company in effect as of December 31, 2008, unless otherwise noted.

Compensation Discussion and Analysis

Overview of Compensation Program

The Compensation Committee of our board of directors, which we refer to herein as the “Committee,” is responsible for establishing, implementing and continually monitoring adherence with our compensation philosophy. The Committee also serves as the compensation committee of the board of directors of Affinion Group Holdings, Inc., or Holdings. The Committee ensures that the total compensation paid to our executive officers is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to our executive officers, including the named executive officers, are similar to those provided to executive officers at comparable companies in similarly situated positions.

Named Executive Officers

For 2008, our named executive officers and their respective titles were as follows:

•	Nathaniel J. Lipman, President, Chief Executive Officer and Chairman of the Board

•	Todd H. Siegel, Executive Vice President, Chief Financial Officer (and until February 2009, our General Counsel)

•	Thomas A. Williams, Former Executive Vice President and Chief Financial Officer

•	Robert G. Rooney, Executive Vice President and Chief Operating Officer

•	Steven E. Upshaw, President and Chief Executive Officer, Affinion International

•	Thomas J. Rusin, President and Chief Executive Officer, North America

Messrs. Lipman, Siegel and Williams were named executive officers based on their current or former positions with us and Messrs. Rooney, Upshaw and Rusin are named executive officers based on their levels of compensation.

Compensation Philosophy and Objectives

The Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of our specific annual, long-term and strategic goals, and which aligns executives’ interests with those of our stockholders by rewarding performance above established goals, with the ultimate objective of improving stockholder value. The Committee evaluates both performance and compensation to ensure that we maintain our ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our Comparison Group (as defined below). To that end, the Committee believes executive compensation packages provided by us to our executives, including the named executive officers, should include both cash and share-based compensation that reward performance as measured against established goals.

Role of Executive Officers in Compensation Decisions

The chief executive officer annually reviews the performance of each of our named executive officers (other than the chief executive officer, whose performance is reviewed by the Committee). The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual incentive award target and actual payout amounts, are presented to the Committee, which has the discretion to modify any recommended adjustments or awards to executives.

The Committee has final approval over all compensation decisions for our named executive officers and approves recommendations regarding cash and equity awards to all of our officers.

Setting Executive Compensation

Based on the foregoing objectives, the Committee has structured our annual and long-term incentive cash and share-based executive compensation programs to motivate our executives to achieve the business goals set by us and to reward the executives for achieving these goals. In making compensation recommendations, the Committee compares various elements of total compensation against publicly-traded and privately-held companies of similar annual revenue size (which may be in other industries), which we refer to as the “Comparison Group,” based on survey data provided to us by independent third-party compensation consultants Hewitt Associates, Inc. and Mercer Human Resource Consulting LLC. There is no established group of peer companies that is used regularly in the Comparison Group. The Committee generally targets compensation for the executive officers at the 50th percentile of compensation paid to similarly situated executives of our Comparison Group. However, the Committee may deviate from this 50th percentile target if it determines this is warranted by the experience level of the individual and market factors.

Executive Compensation Components

The principal components of compensation for our named executive officers are:

•	base salary;

•	performance-based incentive compensation;

•	long-term equity incentive compensation;

•	retirement and other benefits; and

•	perquisites.

Base Salary

We provide our named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. Base salary ranges for named executive officers are determined for each executive based on his or her position and scope of responsibility by using comparative market data. The initial base salary for our named executive officers is established in their employment agreements.

Salary levels are reviewed annually as part of our performance review process as well as upon a promotion or other material change in job responsibility. Merit based increases to salaries of the executives, including our named executive officers, are based on the Committee’s assessment of the individual’s performance.

In reviewing base salaries of our executives, the Committee primarily considers:

•	scope and/or changes in individual responsibility;

•	internal analysis of the executive’s compensation, both individually and relative to other officers; and

•	individual performance of the executive.

The Committee reviews these criteria collectively but does not assign a weight to any criterion when setting base salaries. Each base salary adjustment is made by the Committee subjectively based upon the foregoing.

On December 9, 2008, the Committee retroactively increased Mr. Lipman’s annual base salary effective as of October 17, 2008 from $585,000, or the Lipman 2008 Base Salary, to $600,000 based on the above criteria. Effective for 2008, the Committee approved an increase in the annual base salary of Mr. Siegel from $284,000 to $350,000 in connection with his promotion to Chief Financial Officer and the factors listed above.

For 2009, in light of the current economic environment, the Committee has elected to maintain the current annual base salaries of the following named executive officers: Mr. Siegel at $350,000, Mr. Rooney at $346,466, Mr. Upshaw at $319,800 (which includes Mr. Upshaw’s annual expatriate premium), and Mr. Rusin’s at $300,150.

Following Mr. Lipman’s request to the Board that his annual base salary be reduced in light of the current difficult macroeconomic climate and the fact that the other named executive officers were maintaining their 2008 annual base salaries, the Committee resolved on February 6, 2009 that Mr. Lipman’s annual base salary would be reduced to the Lipman 2008 Base Salary.

Performance-Based Incentive Compensation

Our annual incentive plan is an annual cash incentive program with payments determined based on performance against measurable annual financial goals. If the applicable performance goals are achieved, the payment of bonuses at target under our annual incentive plan, together with annual base salary, is designed to deliver annual cash compensation to our named executive officers on average at the 50th percentile of the cash compensation of executives in similarly sized organizations. The annual incentive plan is intended to focus the entire organization on meeting or exceeding an Adjusted EBITDA performance goal that is set at the beginning of each year and approved by the Committee, while also providing significant opportunity to reward individual contributions. The Committee uses Adjusted EBITDA as the performance goal because it is a critical metric used by management to direct and measure our business performance.

We believe that Adjusted EBITDA measures are clearly understood by both our employees and stockholders, and that achievement of the stated goals is a key component in the creation of long-term value for our stockholders. Except as may be determined by the Committee in its sole discretion, no bonuses are payable under the annual incentive plan if the Adjusted EBITDA performance goal established by the Committee for that year is not achieved. For 2008, the Committee established an Adjusted EBITDA performance goal of $315.0 million and reported that the actual Adjusted EBITDA was $311.4 million. Performance goals for 2009 have not yet been established.

For each named executive officer, as well as for each eligible employee, the actual bonus payable for a particular year under the annual incentive plan is bifurcated into a performance-based element and a discretionary element, neither of which is payable if the performance-based element is not achieved. The performance-based element is based on achieving and exceeding the Adjusted EBITDA performance goal (weighted at 50% and a precondition to the payment of the bonus) and the discretionary element is based on the Committee’s assessment of the individual employee’s performance (also weighted at 50%). In assessing the individual performance of our named executive officers, the Committee, in its discretion, considers the recommendations of our chief executive officer (except in determining the chief executive officer’s own bonus) and the following list of factors (the list of factors is not exclusive and no particular weight is assigned to any factor used) and makes its determinations as of the date such bonus is payable: achievement of internal financial and operating targets, including free cash flow and customer growth; improvement of performance and customer satisfaction with our services; improvement of management and organizational capabilities; and implementation of long-term strategic plans.

The target bonus percentage (which in the aggregate applies to the discretionary and performance-based elements of the annual incentive bonus, each of which is weighted equally) for our named executive officers is established in their employment agreements. For 2008 and 2009, all of the named executive officers except for Mr. Lipman have target annual incentive bonuses equal to 100% of their respective annual base salaries. Because the Committee believes that a relatively greater proportion of the chief executive officer’s annual compensation should be subject to the achievement of the performance goals, Mr. Lipman’s target annual incentive bonus for fiscal years 2008 and 2009 is equal to 150% of his annual base salary. The Committee retains the right to pay bonuses to the named executive officers and other employees that are in addition to, or in lieu of, the bonuses described in their employment agreements, which bonuses may be based on company or individual performance goals not reflected in our annual incentive plan or purely discretionary.

For 2008, notwithstanding that our Adjusted EBITDA goal was not achieved, the Committee decided to fund a discretionary pool in recognition of strong year over year growth in a difficult macroeconomic climate. Such pool will be allocated based solely upon individual results and the individual’s impact on the business.

Discretionary bonuses from the pool were allocated to our named executive officers as follows: 85% of Messrs. Lipman, Siegel, Rooney and Rusin’s target for 2008, and approximately 30% of Mr. Upshaw’s target due to performance of our international operations.

The discretionary element of the annual bonus is reported in column (d) of the Summary Compensation Table and the performance-based annual bonus is reported in column (g) of the Summary Compensation Table. For 2008, no amounts were reported in column (g) of the Summary Compensation Table due to the Committee decision to fund only a discretionary pool that was not based on performance.

Long-Term Equity Incentive Compensation

2007 Stock Award Plan

The Committee has not adopted a policy of regularly timed annual grants of equity under the 2007 Stock Award Plan.

Pursuant to a compensation committee resolution dated February 6, 2009, we will grant 710,000 options to the named executive officers and other key employees during 2009 in connection with their respective individual performance for 2008 and in an effort to retain key performers. Of the 710,000 options to be awarded, Mr. Siegel will receive as a result of his promotion to Chief Financial Officer a grant of 100,000 options with an exercise price equal to the fair market value of the common stock subject to the option on the grant date and Mr. Upshaw will receive, on account of his increased responsibilities, 150,000 options with an exercise price equal to the fair market value of the common stock subject to the option on the grant date. Mr. Rusin received an award of 100,000 options in May 2008 on account of his increased responsibilities.

Retirement Benefits

Our named executive officers are eligible to participate in our Employee Savings Plan. This plan is a tax-qualified retirement savings plan pursuant to which all U.S. based employees or U.S. expatriates are able to contribute on a before-tax basis the lesser of up to 25% of their annual salary or the limit prescribed by the Internal Revenue Service. As of January 1, 2009, we match 100% of the first 4% of each employee’s pay that is contributed to the Employee Savings Plan. All contributions to the Employee Savings Plan as well as any matching contributions are fully vested upon contribution.

Nonqualified Deferred Compensation Plan

The named executive officers, in addition to certain other eligible executives, are entitled to participate in our Deferred Compensation Plan. Pursuant to the Deferred Compensation Plan, eligible employees can defer up to 50% of their annual base salary and 100% of earned annual incentive bonus. The Deferred Compensation Plan is discussed in further detail under the heading “—Nonqualified Deferred Compensation.”

Perquisites

We provide named executive officers with perquisites that we and the Committee believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. The named executive officers are entitled to either the use of company automobiles or an equitable car allowance, and are eligible to participate in the plans and programs described above. The Committee periodically reviews the levels of perquisites provided to our named executive officers.

Attributed costs of the perquisites described above for the named executive officers for fiscal years 2006, 2007 and 2008 are included in column (i) of the “Summary Compensation Table.”

Severance Payments

Employment agreements are currently in effect with Messrs. Lipman, Rooney, Siegel, Upshaw and Rusin. These employment agreements provide for severance payments in certain circumstances. The employment agreements are designed to promote stability and continuity of senior management.

In the event the employment of any of Messrs. Lipman, Siegel, Rooney or Rusin is terminated by us without “cause” (including as a result of our nonrenewal of his employment agreement) or they terminate their respective employment with us for “good reason,” the terminating executive will be entitled under the severance provisions of his employment agreement to a lump sum payment of any unpaid annual base salary through the date of termination and any bonus earned for any fiscal year ended prior to the year in which the date of termination occurs, provided he is employed on the last day of the prior fiscal year, as well as periodic payments in the aggregate equal to: (i) in the case of Mr. Lipman, 200% of the sum of his annual base salary and target bonus, and (ii) in the case of either of Messrs. Siegel, Rooney and Rusin, 100% of the sum of their respective annual base salary and target bonus. If any of the employment of Messrs. Lipman, Siegel, Rooney or Rusin terminates due to death or disability, he will be entitled to a lump sum payment equal to 100% of his base salary.

If Mr. Upshaw (i) wishes to repatriate to the U.S. to work for us, and is unable to secure a position with us of equal responsibility and base compensation, then he will have suffered a “constructive discharge,” (ii) has not indicated his intent to repatriate but has good reason to terminate his employment, or (iii) is terminated without cause, he will be entitled to receive a lump sum payment equal to one and one-half times his annual base salary and a pro-rata portion of his bonus target. Mr. Upshaw is not entitled to any type of severance payment in the event we timely exercised our right not to renew his employment agreement or he voluntarily terminates without good reason.

Information regarding applicable payments under such agreements for the named executive officers is provided under the heading “Potential Payments upon Termination or Change of Control.”

Tax and Accounting Implications

Deductibility of Executive Compensation/Internal Revenue Code Section 162(m)

Because we do not have a class of equity securities that is required to be registered under the Securities Exchange Act of 1934, as amended, we are not subject to Internal Revenue Code Section 162(m).

Accounting for Share-Based Compensation

The Company accounts for share-based payments under the 2005 Stock Incentive Plan and the 2007 Stock Award Plan in accordance with and to the extent required by FASB Statement 123(R).

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation paid or earned by each of our named executive officers for the fiscal years ended December 31, 2008, 2007 and 2006.

(a)	(b)	(c)		(d)	(e)	(f)	(g)	(h)	(i)		(j)
Name and Principal Position	Year	Salary ($)		Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)		Total ($)
Nathaniel J. Lipman	2008	$591,529		$754,199	$0	$587,347	$0	$0	$44,030	(5)	$1,977,105
President, Chief Executive Officer & Chairman of the Board	2007	$544,257		$340,161	$378,788	$538,692	$340,161	$0	$1,913,597		$4,055,656
	2006	$465,865		$701,166	$99,900	$534,449	$291,166	$0	$38,392		$2,130,938

Todd H. Siegel	2008	$293,253		$249,265	$0	$146,871	$0	$0	$31,133	(6)	$720,522
Executive Vice President and Chief Financial Officer	2007	$267,596		$133,798	$0	$117,679	$133,798	$0	$346,423		$999,294
	2006	$257,500		$196,563	$0	$115,064	$96,562	$0	$33,021		$698,710

Thomas A. Williams	2008	$362,250		$0	$66,633	$179,741	$0	$0	$31,140	(7)	$639,764
Former Executive Vice President and Chief Financial Officer	2007	$350,000		$740,000	$66,633	$150,548	$175,000	$0	$432,562		$1,914,743

Robert G. Rooney	2008	$346,847		$294,496	$0	$170,498	$0	$0	$30,849	(8)	$842,690
Executive Vice President and Chief Operating Officer	2007	$334,750		$200,851	$0	$141,305	$167,375	$0	$410,323		$1,254,604
	2006	$334,750		$275,532	$0	$138,698	$150,531	$0	$32,132		$931,643

Steven E. Upshaw	2008	$335,971	(9)	$95,940	$0	$113,133	$0	$0	$630,266	(10)	$1,175,310
President and Chief Executive Officer, Affinion International	2007	$310,000		$139,500	$0	$83,941	$155,000	$0	$1,012,107		$1,700,548
	2006	$310,000		$216,250	$0	$63,010	$116,250	$0	$687,678		$1,393,188

Thomas J. Rusin	2008	$300,150		$255,128	$0	$216,578	$0	$0	$29,482	(11)	$801,338
President and Chief Executive Officer, Affinion North America

(1)	The amounts shown in this column for 2008 reflect annual bonuses earned in 2008 but paid in 2009 that were determined by the Committee in its discretion. Although performance targets were not met, and accordingly, pursuant to the terms of the bonus program neither the performance element nor the discretionary element were payable, the Committee funded a 2008 bonus pool of 85% of target for Messrs. Lipman, Siegel, Rooney and Rusin, and approximately 30% for Mr. Upshaw. For 2008, the target bonus of each named executive officer except for Mr. Lipman was 100% of their respective annual base salary. For 2008, Mr. Lipman’s target bonus was 150% of base salary.
(2)	The amounts shown in columns (e) and (f) reflect, for each named executive officer, the amounts of restricted stock and options that were expensed during fiscal year 2008, respectively, in accordance with the requirements of FASB Statement 123(R).
(3)	Because 2008 Adjusted EBITDA targets were not achieved, no amounts were payable for 2008 under the performance-based element of the annual bonus program.
(4)	The amounts shown in column (i) reflect, for each named executive officer: 2008 matching contributions we made on behalf of the named executive offers to the Employee Savings Plan (which is more fully described under “Retirement Benefits” above) in the amounts of $13,800 for Mr. Lipman, $13,793 for Mr. Siegel, $13,800 for Mr. Williams, $13,529 for Mr. Rooney, $13,375 for Mr. Upshaw and $13,800 for Mr. Rusin, and also certain annual perquisites disclosed in other footnotes to this Summary Compensation Table.
(5)	Includes certain annual perquisites provided by us, including for 2008 an automobile benefit valued at $30,230.
(6)	Includes certain perquisites provided by us, including an automobile benefit for 2008 valued at $17,340.
(7)	Includes certain perquisites provided by us, including an automobile benefit for 2008 valued at $17,340.
(8)	Includes certain perquisites provided by us, including an automobile benefit for 2008 valued at $17,340.
(9)	Includes an annual expatriate premium payment of $30,000.

(10)	In addition to the amounts described in footnote (4) above, this amount includes (i) an annual cost of living adjustment of $25,000, (ii) relocation and housing expenses of $232,356, (iii) U.S. tax equalization payment of $180,116, (iv) payment of UK taxes of $172,693, (v) an automobile benefit valued at $19,601, and (vi) tax advice/preparation expenses of $500.
(11)	Includes certain perquisites provided by us, including a U.S. automobile benefit for 2008 valued at $15,682, which includes a tax gross-up based on an assumed 25% federal and 5% state income tax rates.

Employment Agreements

The following paragraphs summarize the material terms of the employment agreements of our named executive officers who are currently employed by us. The severance provisions of these agreements are summarized under the heading “Potential Payments upon Termination or Change of Control.”

Nathaniel J. Lipman. Effective as of November 9, 2007, we entered into an employment agreement with Mr. Lipman pursuant to which he serves as our Chairman of the Board, President and Chief Executive Officer. The initial term of the employment agreement is from November 9, 2007 through October 17, 2010. After the initial term, the agreement is subject to automatic one-year renewals unless either party provides at least 90 days’ prior written notice to the other party of its intent not to renew the agreement. Effective October 1, 2007, Mr. Lipman’s annual base salary was increased from $525,000 to $585,000, subject to annual review for potential increases. For 2008, Mr. Lipman was eligible for an annual target bonus of 150% of his base salary, subject to the attainment of performance goals established by the Committee under our annual incentive plan.

Todd H. Siegel. Effective as of November 9, 2007, we entered into an employment agreement with Mr. Siegel pursuant to which he serves as an Executive Vice President and our General Counsel. Mr. Siegel replaced Mr. Williams as the Company’s Chief Financial Officer effective as of November 24, 2008. The initial term of the agreement is November 9, 2007 through June 1, 2010. After the initial term, the agreement is subject to automatic one-year renewals unless either party provides at least 90 days’ prior written notice to the other party of its intent not to renew the agreement. Although the agreement reflects an annual base salary of $275,000, Mr. Siegel’s annual base salary was increased to $284,000 on February 26, 2008 pursuant to a compensation committee resolution. Mr. Siegel’s annual base salary was further increased to $350,000 in connection with his promotion to Chief Financial Officer. Mr. Siegel is also eligible for an annual target bonus of 100% of his base salary, subject to the attainment of performance goals established by the Committee under our annual incentive plan.

Robert G. Rooney. Effective as of November 9, 2007, we entered into an employment agreement with Mr. Rooney pursuant to which he serves as an Executive Vice President and our Chief Operating Officer. The initial term of the agreement is from November 9, 2007 through June 15, 2010. After the initial term, the employment agreement is subject to automatic one-year renewals unless either party provides at least 90 days’ prior written notice to the other party of its intent not to renew the agreement. The agreement reflects an annual base salary of $334,750, subject to annual review for potential increases. Mr. Rooney is eligible to receive an annual target bonus of 100% of his base salary, subject to the attainment of performance goals established by the Committee under our annual incentive plan.

Steven E. Upshaw. On June 15, 2004, we entered into an employment agreement with Mr. Upshaw pursuant to which he serves as President and as the Chief Executive Officer of Affinion International Limited. The initial term of the agreement was from June 1, 2004 to June 1, 2006, but was extended to August 31, 2008. Mr. Upshaw’s employment agreement provides for an annual base salary of $225,000, subject to annual review for potential increases. Mr. Upshaw’s 2008 base salary was $319,800 (inclusive of the annual expatriate premium). For 2008, Mr. Upshaw’s target bonus was 100% of his base salary subject to the attainment of performance goals established by the Committee under our annual performance plan. Mr. Upshaw receives a $30,000 expatriate premium and a $25,000 cost of living adjustment for each year he is located in the U.K. We also provide Mr. Upshaw with the following perquisites: (1) a company vehicle and a vehicle allowance for a second automobile, as well as payment for ownership and operating expenses for those automobiles, and (2) a housing and utilities allowance. Mr. Upshaw has not utilized his second automobile allowance for 2008. Mr. Upshaw also is entitled to benefits available to senior expatriate employees.

Mr. Upshaw’s agreement was amended by letter agreement in December 2008 so as to comply with Section 409A of the Internal Revenue Code of 1986, as amended. No economic terms were amended by that letter agreement.

Thomas J. Rusin. Effective as of November 9, 2007, we entered into an employment agreement with Mr. Rusin pursuant to which he serves as President and Chief Executive Officer, North America. The initial term of the agreement is from November 9, 2007 through June 1, 2010. After the initial term, the new employment agreement is subject to automatic one-year renewals unless either party provides at least 90 days’ prior written notice to the other party of its intent not to renew the agreement. The agreement reflects an annual base salary of $290,000, subject to annual review for potential increases. Mr. Rusin is eligible to receive an annual target bonus of 100% of his base salary, subject to the attainment of performance goals established by the Committee under our annual incentive plan.

Restrictive Covenants. Each of the named executive officers (with the exception of Mr. Upshaw) is subject to restrictive covenants contained in their employment agreements, which are identical to covenants they are subject to in their capacity as shareholders under the Management Investor Rights Agreement. Mr. Upshaw is subject to the covenants in the Management Investor Rights Agreement as a party to that agreement and is also subject to a nondisclosure obligation under his employment agreement. Each named executive officer is prohibited from soliciting our employees, customers, suppliers, and licensees for three (3) years following his or her termination of employment and prohibited from competing with us and our affiliates for two (2) years following termination of employment. Each named executive officer is also subject to post-termination nondisclosure obligations relating to confidential company information.

GRANTS OF PLAN BASED AWARDS IN FISCAL YEAR 2008

The following table presents information regarding the equity awards granted to our named executive officers during fiscal year 2008.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Name	Grant Date	Threshold ($)	Target ($)(1)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
Nathaniel J. Lipman	—	—	$887,293	—	—	—	—	—	—	—	—
Todd H. Siegel	—	—	$293,253	—	—	—	—	—	—	—	—
Thomas A. Williams	—	—	$362,250	—	—	—	—	—	—	—	—
Robert G. Rooney	—	—	$346,847	—	—	—	—	—	—	—	—
Steven E. Upshaw	—	—	$335,971	—	—	—	—	—	—	—	—
Thomas J. Rusin(2)			$300,150						100,000	$13.02	$674,000

(1)	Reflects target annual bonuses approved by the Committee for fiscal year 2008.
(2)	Reflects grant of options on May 13, 2008 to Mr. Rusin, 25% of which will become exercisable on each of the first four anniversaries of the grant date.

OUTSTANDING EQUITY AWARDS AT 2008 FISCAL YEAR-END

The following table presents information regarding the outstanding equity awards held by each named executive officer at the end of fiscal year 2008 (with each share amount and exercise price adjusted to reflect Holdings’ stock split and the adjustment to the exercise price on account of the dividends paid in 2007).

	Option Awards								Stock Awards
(a)	(b)		(c)		(d)		(e)	(f)	(g)		(h)	(i)	(j)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)		Number of Securities Underlying Unexercised Options (#) Unexercisable (2)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)		Option Exercise Price ($)(3)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Nathaniel J. Lipman(4)	7,875		23,625		—		$13.02	11/30/2017	—		—	—	—
	364,140	(Tranche A)	242,760	(Tranche A)	—		$1.43	10/17/2015	—		—	—	—
	—		—		303,450	(Tranche B)	$1.43	10/17/2015	—		—	—	—
	—		—		303,450	(Tranche C)	$1.43	10/17/2015	—		—	—	—

Todd H. Siegel	4,725		14,175		—		$13.02	11/30/2017	—		—	—	—
	78,397	(Tranche A)	52,265	(Tranche A)	—		$1.43	10/17/2015	—		—	—	—
	—		—		65,331	(Tranche B)	$1.43	10/17/2015	—		—	—	—
	—		—		65,331	(Tranche C)	$1.43	10/17/2015	—		—	—	—

Thomas A. Williams	4,725		14,175		—		$13.02	11/30/2017	21,000	(5)	$320,250	—	—
	67,200	(Tranche A)	100,800	(Tranche A)	—		$1.43	10/30/2016	—		—	—	—
					84,000	(Tranche B)	$1.43	10/30/2016	—		—	—	—
					84,000	(Tranche C)	$1.43	10/30/2016	—		—	—	—

Robert G. Rooney	4,725		14,175		—		$13.02	11/30/2017	—		—	—	—
	94,500	(Tranche A)	63,000	(Tranche A)	—		$1.43	10/17/2015	—		—	—	—
	—		—		78,750	(Tranche B)	$1.43	10/17/2015	—		—	—	—
	—		—		78,750	(Tranche C)	$1.43	10/17/2015	—		—	—	—

Steven E. Upshaw	4,725		14,175		—		$13.02	11/30/2017	—		—	—	—
	30,202	(Tranche A)	20,135	(Tranche A)	—		$1.43	10/17/2015	—		—	—	—
	—		—		25,169	(Tranche B)	$1.43	10/17/2015	—		—	—	—
	—		—		25,168	(Tranche C)	$1.43	10/17/2015	—		—	—	—
	9,450	(Tranche A)	6,300	(Tranche A)	—		$1.43	11/16/2015	—		—	—	—
	—		—		7,875	(Tranche B)	$1.43	11/16/2015	—		—	—	—
	—		—		7,875	(Tranche C)	$1.43	11/16/2015	—		—	—	—
	10,500	(Tranche A)	15,750	(Tranche A)	—		$1.43	10/16/2016	—		—	—	—
	—		—		13,125	(Tranche B)	$1.43	10/16/2016	—		—	—	—
	—		—		13,125	(Tranche C)	$1.43	10/16/2016	—		—	—	—

Thomas J. Rusin	4,725		14,175		—		$13.02	11/30/2017	—		—	—	—
	—		100,000		—		$13.02	05/13/2018
	50,980	(Tranche A)	33,986	(Tranche A)	—		$1.43	10/17/2015	—		—	—	—
	—		—		42,483	(Tranche B)	$1.43	10/17/2015	—		—	—	—
	—		—		42,483	(Tranche C)	$1.43	10/17/2015	—		—	—	—
	2,100	(Tranche A)	3,150	(Tranche A)	—		$1.43	06/01/2016	—		—	—	—
	—		—		2,625	(Tranche B)	$1.43	06/01/2016	—		—	—	—
	—		—		2,625	(Tranche C)	$1.43	06/01/2016	—		—	—	—

(1)

All Tranche A, Tranche B and Tranche C options identified in this table are options to purchase shares of Holdings’ common stock under Holdings’ 2005 Stock Incentive Plan. Except for the options granted to Mr. Upshaw on November 16, 2005 and October 16, 2006, the options granted to Mr. Williams on October 30, 2006, and the options granted to Mr. Rusin on June 1, 2006 all options granted to the named executive officers under Holdings’ 2005 Stock Incentive Plan were granted on October 17, 2005. Vested options will expire earlier than the date indicated in column (f) if the executive terminates his relationship with us prior to the expiration date.
(2)	Twenty percent of the Tranche A options vest and become exercisable on each of the first five anniversaries of the grant date. In the event of a sale of Holdings, any unvested Tranche A options will vest on the 18-month anniversary of the sale or, if earlier (but following the sale), upon the executive’s termination by us without cause, by the executive for good reason or as a result of the executive’s death or disability.

The Tranche B options vest on the eighth anniversary of the grant date, or, if earlier, the date on which a 20% or greater investor internal rate of return is realized.

The Tranche C options vest on the eighth anniversary of the grant date or, if earlier, the date on which a 30% or greater investor internal rate of return is realized.

Options not designated as either Tranche A, Tranche B or Tranche C are scheduled to vest with respect to 25% of the shares subject to such option on each of the first four anniversary dates of the grant.

(3)	On January 30, 2007, the Committee reduced the exercise price of all Tranche A, Tranche B and Tranche C options from $10.00 per share to $3.00 per share as an equitable adjustment required by the 2005 Stock Incentive Plan in connection with the extraordinary dividends on Holdings’ common stock paid on January 31, 2007, which was further adjusted for Holdings’ stock split to $1.43 per share. Options granted after January 30, 2007 were unaffected.
(4)	Mr. Lipman’s Tranche A options vest as described in footnote (2) but are subject to the further requirement that upon termination by us without cause, by Mr. Lipman for good reason or as a result of his death or disability, the options will vest as if he continued to be employed by us until the second anniversary of the date of such termination, but only to the extent Mr. Lipman complies with certain contractual restrictive covenants.
(5)	These unvested shares were forfeited in connection with Mr. Williams’ resignation in November 2008.

On October 17, 2005, Holdings adopted its 2005 Stock Incentive Plan. The plan allows Holdings to grant nonqualified stock options, rights to purchase shares of Holdings common stock and awards of restricted shares of Holdings common stock to Holdings and its affiliates’ directors, employees and consultants. The plan is administered by the Committee, which has the power to grant awards under the plan, select eligible persons to receive awards under the plan, determine the specific terms and conditions of any award (including price and conditions of vesting), construe and interpret the provisions of the plan, and generally make all other determinations and take other actions as may be necessary or advisable for the administration of the plan.

In the event of Holdings’ change in control, Holdings may, but is not obligated to, purchase then-outstanding options for a per option amount equal to the amount per share received in respect of the shares sold in the change in control transaction less the option price multiplied by the number of shares subject to the option. Stock awards will have a purchase price as determined by Holdings’ compensation committee and evidenced by an award agreement. Holdings may amend or terminate the plan at any time, but no such action as it pertains to an existing award may materially impair the rights of an existing holder without the consent of the participant.

Both time and performance-based vesting options have been awarded under the 2005 Stock Incentive Plan.

On November 7, 2007, the board of directors of Holdings adopted its 2007 Stock Award Plan, under which our employees, directors and other service providers are eligible to receive awards of Holdings common stock. The rationale for the plan was to provide a means through which Holdings and its affiliates may attract and retain key personnel and to provide a means for directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) of Holdings and its affiliates to acquire and maintain an equity interest in Holdings, or be paid incentive compensation, which may (but need not) be measured by reference to Holdings’ stock price. Upon adoption of the 2007 Stock Award Plan, no additional grants may be made under Holdings’ 2005 Stock Incentive Plan.

Holdings’ board of directors authorized 10,000,000 shares of Holdings common stock for grants of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights, restricted stock awards, restricted stock units, stock bonus awards, and/or performance compensation awards under the 2007 Stock Award Plan. Cash bonus awards may also be granted under the 2007 Stock Award Plan. The 2007 Stock Award Plan has a term of ten years and no further awards may be granted under the 2007 Stock Award Plan after November 7, 2017.

The Committee (or Holdings’ board of directors acting as the Committee) administers the 2007 Stock Award Plan and has the power to grant awards under the plan, select eligible persons to receive awards under the plan, determine the specific terms and conditions of any award (including price and conditions of vesting), construe and interpret the plan, and generally make all other determinations and take other actions as may be necessary or advisable for the administration of the plan.

In the event of a change in control (as defined in the 2007 Stock Award Plan), the Committee may determine, in its sole discretion, that outstanding options and equity awards (other than performance compensation awards) issued under the 2007 Stock Award Plan become fully vested and may vest performance compensation awards based on the level of attainment of the specified performance goals. The Committee may also cancel outstanding awards and pay the value of such awards to participants in connection with a change in control.

OPTION EXERCISES AND STOCK VESTED

No stock options were exercised by our named executive officers during 2008 and no named executive officer vested in shares of restricted stock during 2008. Accordingly, a corresponding table has been intentionally omitted.

NONQUALIFIED DEFERRED COMPENSATION

Pursuant to our Deferred Compensation Plan, certain executives, including our named executive officers, may defer up to 50% of their base salaries and/or up to 100% of their compensation earned under our annual incentive plan. Deferral elections are generally made by eligible executives in November of each year for amounts to be earned by such executives in the following year.

Participating executives may select any combination of the deemed investment options offered by the plan. Participating executives’ accounts are notionally credited with earnings or losses based on the earnings or losses of their selected investment vehicles. Participating executives are generally 100% vested in their elective contributions to the Deferred Compensation Plan.

The plan provides that benefits under the plan will be paid to a participating executive as follows: (i) benefits designated to the participant’s retirement account will be paid upon the participating executive’s retirement, (ii) benefits designated to the participant’s in-service account will be paid upon the June 1st of the scheduled payment year elected; provided, however, that upon a participating executive’s separation from service (other than retirement) or death all vested amounts credited to either the retirement and/or the in service account of the participating executive will be distributed. In addition to the foregoing distribution events, the plan’s administrator can permit an early distribution of part or all of any amounts deferred by a participating executive under the plan if the plan’s administrator determines that such executive or such executive’s spouse or dependent has experienced a severe, unforeseeable financial hardship arising as a result of events beyond the executive’s control.

If a participating executive is entitled to receive a benefit payment under the plan the benefit payment will become payable as soon as administratively feasible, but no later than 60 days, following the applicable distribution event (or to the extent required to comply with Code Section 409A of the Internal Revenue Code of 1986, as amended, six full calendar months after such event). In general, benefits can be paid either in a lump sum payment or in annual installments, or a combination thereof, depending on the participating executive’s election made at the time of deferral and the nature of the specific distribution event, or if none in the default form(s) of payment provided for in the plan.

The following table summarizes the contributions, balances, earnings and distributions of and with respect to non-qualified deferred compensation for each of our named executive officers for the fiscal year ended December 31, 2008.

Name	Executive Contributions in 2008 ($)(1)	Registrant Contributions in 2008 ($)	Aggregate Earnings in 2008 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 12/31/08 ($)
Nathaniel J. Lipman	100,000		$(45,242)		$158,355
Todd H. Siegel
Thomas A. Williams
Robert G. Rooney	100,000		$(73,793)		$129,493
Steven E. Upshaw
Thomas J. Rusin

(1)	This column reflects amounts of the 2007 bonuses of Messrs. Lipman and Rooney that would have otherwise been paid to them in 2008 but which they elected to defer under our Deferred Compensation Plan and earnings on such deferrals during 2008. Messrs. Lipman and Rooney also each elected to defer $100,000 of their 2008 bonuses (to be paid to them in 2009). This deferral will be reflected in this table for 2009 fiscal year.

On April 24, 2009, the Committee terminated our Deferred Compensation Plan effective on May 1, 2009 (the “Termination Date”) due to limited participation by employees and the costs associated with its maintenance. As a result, distribution of all amounts credited to accounts of plan participants on the Termination Date, as adjusted in accordance with the following sentence, will be accelerated and made to such participants within 90 days following May 31, 2010 (the “Payment Date”), unless due earlier pursuant to the existing terms of the Deferred Compensation Plan. Until the Payment Date, plan participants’ accounts will continue to be notionally credited with earnings or losses based on the earnings or losses of such participants’ selected investment vehicles. As of the Termination Date, no further deferrals of compensation will be made pursuant to the Deferred Compensation Plan.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The tables below reflect the amount of compensation that would be payable to each of our named executive officers in the event of the termination of such executive’s employment as provided under named executive officers’ employment agreements in effect for 2008. The amount of compensation payable to each named executive officer upon termination for good reason, retirement, termination without cause, the named executive officer’s disability or death or in the event of a change of control, is shown below. The amounts shown assume that such termination was effective as of December 31, 2008, and thus includes amounts earned through such time and are estimates of the amounts that would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive’s separation from us.

Payments Made Upon Termination, Generally

Regardless of the manner in which a named executive officer’s employment terminates, he or she is entitled to receive amounts earned during his or her term of employment. Such amounts include:

•	non-equity incentive compensation earned during the fiscal year of termination; and

•	amounts earned and contributed under our Employee Savings Plan and Deferred Compensation Plan.

Payments Made Upon Retirement

In the event of the retirement of a named executive officer, in addition to the items identified above he or she will continue to be able to exercise vested options granted under Holdings’ 2005 Stock Incentive Plan and 2007 Stock Award Plan for ninety (90) days following termination of employment.

Payments Made Upon Termination due to Death or Disability

In the event of the death or disability of a named executive officer, in addition to the benefits listed under the headings “Payments Made Upon Termination, Generally” and “Payments Made Upon Retirement” above, the named executive officer will receive benefits under our disability plan or payments under our life insurance plan, as applicable.

The tables below reflect that Messrs. Lipman, Siegel, Rooney, Upshaw and Rusin would have been entitled under their respective employment agreements to a lump sum payment equal to 100% of the respective executive’s base salary upon the executive’s termination of employment on account of his death or disability.

Payments Made Upon Termination “Without Cause” or Termination for “Good Reason”

Pursuant to the executives’ employment agreements, if an executive’s employment is terminated “without cause,” or if the executive terminates his employment in certain circumstances defined in the agreement that constitute “good reason,” or the executive’s employment is terminated by us for cause or by reason of death or disability, the named executive officers will receive the benefits set forth under the heading “Payments Made Upon Termination, Generally” and in the following tables.

“Good reason” generally means: (i) in Mr. Lipman’s case, our failure to use commercially reasonable efforts to cause the executive to continue to be elected as a member of the Board; (ii) our material failure to fulfill our obligations under their employment agreement, (iii) a material and adverse change to, or a material reduction of, the executive’s duties and responsibilities, (iv) a reduction in the executive’s annual base salary or target bonus (excluding any reduction related to a broader compensation reduction that is not limited to executive specifically and that is not more than 10% in the aggregate or any reduction to which the executive consents) or (v) the relocation of the executive’s primary office to a location more than 35 miles from his current work location. We have a 30 day cure right following timely notice of any event constituting good reason from the executive.

“Cause” generally means: the executive’s (i) conviction of a felony or a crime of moral turpitude; (ii) conduct that constitutes fraud or embezzlement; (iii) willful misconduct or willful gross neglect; (iv) continued willful failure to substantially perform his duties; or (v) his material breach of his employment agreement. The executive has certain cure rights with respect to the acts set forth in (iv) and (v).

The named executive officers are only entitled to receive severance payments so long as they comply with their restrictive covenants regarding non-disclosure of confidential information, non-solicitation of employees, non-competition, and proprietary rights, each during and for specified periods after employment.

Payment of severance is conditioned on the named executive officer or his legal representative executing a separation agreement and general release of claims against us and our affiliates.

Nathaniel J. Lipman

In the event Mr. Lipman’s employment is terminated by us without cause (including as a result of our nonrenewal of his employment agreement) or he terminates his employment with us for good reason, he will be entitled under the severance provisions of his employment agreement to a lump sum payment of any unpaid annual base salary through the date of termination and any bonus earned for any fiscal year ended prior to the year in which the date of termination occurs, provided he is employed on the last day of the prior fiscal year, as well as the payment in eight quarterly installments commencing on the date of termination of an amount equal to 200% of the aggregate amount of his annual base salary and target bonus. If Mr. Lipman’s employment is terminated due to death or disability, he will be entitled to a lump sum payment equal to 100% of his base salary. In the event Mr. Lipman violates any of the restrictive covenants he will have no further right to receive any severance payments.

The following table shows the potential payments upon termination of Mr. Lipman’s employment on December 31, 2008 under the circumstances described above:

Executive Benefit and Payments Upon Separation	Voluntary Termination	Early Retirement	Normal Retirement	Termination Without Cause	Termination for Good Reason	Disability	Death	Change of Control
Compensation:
Annual Incentive Plan	X	X	X	$1,774,586	$1,774,586	X	X	X
Cash Severance	X	X	X	$1,200,000	$1,200,000	$600,000	$600,000	X
Long-Term Incentive Compensation:
Stock Options(1)	X	X	X	X	X	X	X	X
Benefits & Perquisites:
Savings Plan	X	X	X	X	X	X	X	X
Health and Welfare Benefits	X	X	X	X	X	X	X	X
Life Insurance Proceeds	X	X	X	X	X	X	X	X

(1)	Pursuant to the terms of his option agreement dated October 17, 2005, in the event of a sale of Holdings, all of Mr. Lipman’s unvested Tranche A options will vest on the 18-month anniversary of the sale or, if earlier (but following the sale), upon his termination by us without cause, by Mr. Lipman for good reason or as a result of his death or disability. The value of the acceleration of vesting of Mr. Lipman’s options in connection with such a sale is impossible to calculate. Mr. Lipman’s option agreement also provides that upon his termination of employment by us without cause, by Mr. Lipman for good reason or as a result of his death or disability, his options will vest as if he continued to be employed by us until the second anniversary of his termination date, subject to his compliance with certain restrictive covenants. The value of the acceleration of vesting of Mr. Lipman’s options in connection with any such termination is impossible to calculate.

Todd H. Siegel

In the event Mr. Siegel’s employment is terminated by us without cause (including as a result of our non-renewal of the agreement) or he terminates his employment with us for good reason, he will be entitled under the severance provisions of the new employment agreement to a lump sum payment of any unpaid annual base salary through the date of termination and any bonus earned for any fiscal year ended prior to the year in which the date of termination occurs, provided he is employed on the last day of the prior fiscal year, as well as the payment in six quarterly installments commencing on the date of termination of an amount equal to 100% of the aggregate amount of his annual base salary and target bonus. If Mr. Siegel’s employment is terminated due to death or disability, he will be entitled to a lump sum payment equal to 100% of his base salary. In the event Mr. Siegel violates any of the restrictive covenants he will have no further right to receive any severance payments.

The following table shows the potential payments upon termination of Mr. Siegel’s employment on December 31, 2008 under the circumstances described above:

Executive Benefit and Payments Upon Separation	Voluntary Termination	Early Retirement	Normal Retirement	Termination Without Cause	Termination for Good Reason	Disability	Death	Change of Control
Compensation:
Annual Incentive Plan	X	X	X	$293,253	$293,253	X	X	X
Cash Severance	X	X	X	$350,000	$350,000	$350,000	$350,000	X
Long-Term Incentive Compensation:
Stock Options(1)	X	X	X	X	X	X	X	X
Benefits & Perquisites:
Savings Plan	X	X	X	X	X	X	X	X
Health and Welfare Benefits	X	X	X	X	X	X	X	X
Life Insurance Proceeds	X	X	X	X	X	X	X	X

(1)	Pursuant to the terms of his option agreement dated October 17, 2005, in the event of a sale of Holdings, all of Mr. Siegel’s unvested Tranche A options will vest on the 18-month anniversary of the sale or, if earlier (but following the sale), upon his termination by us without cause, by Mr. Siegel for good reason or as a result of his death or disability. The value of the acceleration of vesting of Mr. Siegel’s options in connection with such a sale is impossible to calculate.

Robert G. Rooney

In the event Mr. Rooney’s employment is terminated by us without cause (including as a result of the non-renewal of his employment agreement) or he terminates his employment with us for good reason, he will be entitled under the severance provisions of the employment agreement to a lump sum payment of any unpaid annual base salary through the date of termination and any bonus earned for any fiscal year ended prior to the year in which the date of termination occurs, provided he is employed on the last day of the prior fiscal year, as well as the payment in six quarterly installments commencing on the date of termination of an amount equal to 100% of the aggregate amount of his annual base salary and target bonus. If Mr. Rooney’s employment is terminated due to death or disability, he will be entitled to a lump sum payment equal to 100% of his base salary. In the event Mr. Rooney violates any of the restrictive covenants he will have no further right to receive any severance payments.

The following table shows the potential payments upon termination of Mr. Rooney’s employment on December 31, 2008:

Executive Benefit and Payments Upon Separation	Voluntary Termination	Early Retirement	Normal Retirement	Termination Without Cause	Termination for Good Reason	Disability	Death	Change of Control
Compensation:
Annual Incentive Plan	X	X	X	$346,847	$346,847	X	X	X
Cash Severance	X	X	X	$346,466	$346,466	$346,466	$346,466	X
Long-Term Incentive Compensation:
Stock Options(1)	X	X	X	X	X	X	X	X
Benefits & Perquisites:
Savings Plan	X	X	X	X	X	X	X	X
Health and Welfare Benefits	X	X	X	X	X	X	X	X
Life Insurance Proceeds	X	X	X	X	X	X	X	X

(1)	Pursuant to the terms of his option agreement dated October 17, 2005, in the event of a sale of Holdings, all of Mr. Rooney’s unvested Tranche A options will vest on the 18-month anniversary of the sale or, if earlier (but following the sale), upon his termination by us without cause, by Mr. Rooney for good reason or as a result of his death or disability. The value of the acceleration of vesting of Mr. Rooney’s options in connection with such a sale is impossible to calculate.

Steven E. Upshaw

If Mr. Upshaw (i) wishes to repatriate to the U.S. to work for us, and is unable to secure a position with us of equal responsibility and base compensation, then he will have suffered a “constructive discharge,” (ii) has not indicated his intent to repatriate but has good reason to terminate his employment, or (iii) is terminated without cause, he will be entitled to receive a lump sum payment equal to one and one-half times his annual base salary and a pro-rata portion of his bonus target.

The following table shows the potential payments upon termination of Mr. Upshaw’s employment on December 31, 2008 under the circumstances described above:

Executive Benefit and Payments Upon Separation	Voluntary Termination	Early Retirement	Normal Retirement	Termination Without Cause	Termination for Good Reason	Disability	Death	Change of Control
Compensation:
Annual Incentive Plan	X	X	X	$335,971	$335,971	X	X	X
Cash Severance	X	X	X	$479,700	$479,700	X	X	X
Long-Term Incentive Compensation:
Stock Options(1)	X	X	X	X	X	X	X	X
Benefits & Perquisites:
Savings Plan	X	X	X	X	X	X	X	X
Health and Welfare Benefits	X	X	X	X	X	X	X	X
Life Insurance Proceeds	X	X	X	X	X	X	X	X

(1)	Pursuant to the terms of his option agreement dated October 17, 2005, in the event of a sale of Holdings, all of Mr. Upshaw’s unvested Tranche A options will vest on the 18-month anniversary of the sale or, if earlier (but following the sale), upon his termination by us without cause, by Mr. Upshaw for good reason or as a result of his death or disability. The value of the acceleration of vesting of Mr. Upshaw’s options in connection with such a sale is impossible to calculate.

Thomas J. Rusin

In the event Mr. Rusin’s employment is terminated by us without cause (including as a result of our non-renewal of the agreement) or he terminates his employment with us for good reason, he will be entitled under the severance provisions of the new employment agreement to a lump sum payment of any unpaid annual base salary through the date of termination and any bonus earned for any fiscal year ended prior to the year in which the date of termination occurs, provided he is employed on the last day of the prior fiscal year, as well as the payment in six quarterly installments commencing on the date of termination of an amount equal to 100% of the aggregate amount of his annual base salary and target bonus. If Mr. Rusin’s employment is terminated due to death or disability, he will be entitled to a lump sum payment equal to 100% of his base salary. In the event Mr. Rusin violates any of the restrictive covenants he will have no further right to receive any severance payments.

The following table shows the potential payments upon termination of Mr. Rusin’s employment on December 31, 2008 under the circumstances described above:

Executive Benefit and Payments Upon Separation	Voluntary Termination	Early Retirement	Normal Retirement	Termination Without Cause	Termination for Good Reason	Disability	Death	Change of Control
Compensation:
Annual Incentive Plan	X	X	X	$300,150	$300,150	X	X	X
Cash Severance	X	X	X	$300,150	$300,150	$300,150	$300,150	X
Long-Term Incentive Compensation:
Stock Options(1)	X	X	X	X	X	X	X	X
Benefits & Perquisites:
Savings Plan	X	X	X	X	X	X	X	X
Health and Welfare Benefits	X	X	X	X	X	X	X	X
Life Insurance Proceeds	X	X	X	X	X	X	X	X

(1)	Pursuant to the terms of his option agreement dated October 17, 2005, in the event of a sale of Holdings, all of Mr. Rusin’s unvested Tranche A options will vest on the 18-month anniversary of the sale or, if earlier (but following the sale), upon his termination by us without cause, by Mr. Siegel for good reason or as a result of his death or disability. The value of the acceleration of vesting of Mr. Rusin’s options in connection with such a sale is impossible to calculate.

DIRECTOR COMPENSATION

We use a combination of cash and share-based incentive compensation to attract and retain qualified candidates to serve on the board of directors. In setting director compensation, we consider the significant amount of time that directors expend in fulfilling their duties to us as well as the skill-level required by the members of our board of directors. The members of our board of directors also serve on the board of directors of Holdings for no additional compensation.

Director Compensation

Our non-employee directors receive annual compensation in the amount of $45,000 payable in equal quarterly installments, plus $2,000 for each regular or special meeting of our board of directors or board committee that they attend in person, plus an additional $1,000 for each regular or special meeting of our board of directors or board committee that they attend by teleconference. In addition, Mr. Kenneth Vecchione receives $15,000 for serving as the chairman of the audit committee of the board of directors and Mr. Robert B. Hedges, Jr., Mr. Richard J. Srednicki and Mr. Peter W. Currie each receive $7,500 for serving on the audit committee of the board of directors. Our directors are also eligible to participate in the 2007 Stock Award Plan. Directors who are our employees receive no compensation for their service as directors.

Director Summary Compensation Table

The table below summarizes the compensation paid by us and earned or accrued by non-employee directors for the fiscal year ended December 31, 2008.

(a)	(b)	(c)	(d)	(e)	(f)	(g)
Name (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(2)	Change in Pension Value and Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Marc E. Becker	$53,000	$0	$0	$0	$0	$53,000
Robert B. Hedges, Jr.	$68,500	$0	$0	$0	$0	$68,500
Matthew H. Nord	$52,000	$0	$0	$0	$0	$52,000
Stan Parker	$53,000	$0	$0	$0	$0	$53,000
Eric L. Press	$53,000	$0	$0	$0	$0	$53,000
Kenneth Vecchione	$76,000	$0	$0	$0	$0	$76,000
Eric L. Zinterhofer	$47,000	$0	$0	$0	$0	$47,000
Richard J. Srednicki	$68,500	$0	$0	$0	$0	$68,500
Peter W. Currie	$68,500	$0	$0	$0	$0	$68,500

(1)	Mr. Lipman, our Chairman of the Board, President and Chief Executive Officer, is not included in this table as he is our employee and thus receives no compensation for his services as a director (except as described above). The compensation received by Mr. Lipman as our employee is shown in the Summary Compensation Table.
(2)	Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008 in accordance with FASB Statement 123(R). As of December 31, 2008, each director had the following number of options outstanding (as adjusted for our stock split), all of which were fully vested when granted: Marc E. Becker, 31,500; Stan Parker, 31,500; Eric L. Press, 31,500; Eric L. Zinterhofer, 31,500; Matthew H. Nord, 31,500; Kenneth Vecchione, 47,250; Robert B. Hedges, Jr., 39,375; Richard J. Srednicki, 21,000; and Peter W. Currie, 21,000. The FASB 123(R) grant date values for options of our directors were reported fully in the Director Summary Compensation tables in our 2006 and 2007 Forms 10-K because those options were fully vested upon grant.

Compensation Committee Interlocks and Insider Participation

During 2008, the members of our compensation committee consisted of Messrs. Becker and Press, both of whom are principals and stockholders of Apollo, our controlling stockholder. Neither director has ever been one of our officers or employees. During 2008 neither director had any relationship that requires disclosure in this prospectus as a transaction with a related person. During 2008, none of our executive officers served as a member of the compensation committee of another entity, one of whose executive officers served on such board of directors, none of our executive officers served as a director of another entity, one of whose executive officers served on such board of directors, and none of our executive officers served as a member of the compensation committee of another entity, one of whose executive officers served as one of such directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Holdings owns 100% of our capital stock.

The following table sets forth information regarding the beneficial ownership of Holdings’ common stock as of August 19, 2009 by (i) each person known to beneficially own more than 5% of the common stock of Holdings, (ii) each of our named executive officers, (iii) each member of the Board of Directors of Holdings and (iv) all of our executive officers and members of the Board of Directors of Holdings as a group.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

In connection with the Transactions, the Company issued to Cendant warrants that are currently exercisable into 4,437,170 shares of common stock of the Company. On August 19, 2009, the exercise price of the warrant was $10.38 which reflects an adjustment, made to the exercise price as a result of the dividends and distributions made on Holdings’ common stock. The warrants are currently held by Apollo and Wyndham.

In addition, Apollo and Wyndham hold 29,893 shares of preferred stock in Holdings (which is after the redemption of 95,107 shares of preferred stock on January 31, 2007 for an aggregate redemption price of $106.0 million). The face amount of the remaining shares of preferred stock was adjusted to account for the unpaid dividends resulting in a face amount of approximately $33.3 million for the remaining 29,893 shares of Holdings preferred stock. The preferred stock does not entitle or permit its holder to vote on any matter required or permitted to be voted upon by holders of common stock (except as required by applicable law), entitles its holder to receive dividends of 8.5% per annum (payable, at Holdings’ option, either in cash or in kind) and ranks senior to shares of all other classes or series of stock with respect to rights upon a liquidation or sale of Holdings at a price of the then-current face amount, plus any accrued and unpaid dividends. The preferred stock is redeemable at Holdings’ option at any time, subject to the applicable terms of our debt instruments and applicable laws. The preferred stock is redeemable at Holdings’ option upon a change of control for a price equal to 101% of the then-current face amount, plus any accrued and unpaid dividends. Holdings is required to redeem the preferred stock (i) at the holder’s option upon a change of control of Holdings at a price equal to the then-current face amount, plus any accrued and unpaid dividends, (ii) in part (A) upon certain dispositions of Holdings’ equity securities held by Parent LLC, (B) if Parent LLC receives from Holdings, or its affiliates, cash or marketable securities in respect of the equity securities of Holdings it holds or (C) Holdings pays any cash dividends or makes other cash distributions on its equity securities, in each case at a price equal to the then-current face amount, plus any accrued and unpaid dividends and (iii) on the twelfth anniversary of the closing of the Transactions at a price equal to the then-current face amount, plus any accrued and unpaid dividends. The preferred stock is exchangeable, at the option of Holdings, for debt securities having economic terms no less favorable than the preferred stock.

Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Apollo Management V, L.P.(a)	60,523,231	96.8%
Nathaniel J. Lipman(b)	1,018,395	1.7%
Thomas A. Williams(c)	52,500	*
Robert G. Rooney(d)	340,725	*
Todd H. Siegel(e)	262,975	*
Steven E. Upshaw(f)	132,565	*
Thomas J. Rusin(g)	200,808	*
Marc E. Becker(h)(i)	44,500	*
Robert B. Hedges, Jr.(j)	52,375	*
Matthew H. Nord(h)(i)	43,000	*
Stan Parker(h)(i)	41,500	*
Eric L. Press(h)(i)	43,000	*
Kenneth Vecchione(h)(k)	60,250	*
Eric L. Zinterhofer(h)(i)	41,500	*
Richard J. Srednicki(l)	34,000	*
Peter W. Currie(l)	34,000	*

Directors and executive officers as a group (16 persons)(m)	2,376,317	3.9%

(*)	Less than one percent.
(a)

Represents 57,750,000 shares of common stock owned of record by Affinion Group Holdings, LLC, whose beneficial owners are Apollo Investment Fund V, L.P. and Apollo Overseas Partners V, L.P., Apollo Netherlands Partners V(A), L.P., Apollo Netherlands Partners V(B), L.P. and Apollo German Partners V GmbH & Co. KG (collectively, the “Overseas Funds” and, together with Apollo Investment Fund V, L.P., the “Apollo Funds”) and 2,773,231 shares of common stock issuable upon exercise of warrants owned of record by Apollo Investment Fund V, L.P. and Affinion Group Holdings B, LLC, whose beneficial owners are the Overseas Funds. Apollo Advisors V, L.P. (“Advisors V”) is the general partner or managing general partner of each of the Apollo Funds. Apollo Capital Management V, Inc. (“ACM V”) is the general partner of Advisors V. Apollo Management V, L.P. (“Apollo Management”) serves as the day-to-day manager of each of the Apollo Funds. AIF V Management, LLC (“AIF V LLC”) is the general partner of Management V and Apollo Management, L.P., is the sole member and manager of AIF V LLC. Each of Advisors V, ACM V, Management V, AIF V LLC and Apollo Management disclaim beneficial ownership of all shares of common stock owned by the Apollo Funds. The address of the Apollo Funds, Advisors V and ACM V is c/o Apollo Advisors V, L.P., Two Manhattanville Road, Suite 203, Purchase, New York 10577. The address of Management V, AIF V LLC and Apollo Management is c/o Apollo Management, L.P., 9 West 57th St., New York, New York 10019.

Leon Black, Joshua Harris and Marc Rowan effectively have the power to exercise voting and investment control over ACM V and Apollo Management with respect to the shares held by the Apollo Funds. Each of Messrs. Black, Harris and Rowan disclaim beneficial ownership of such shares.
(b)	Includes 485,520 shares of common stock issuable upon the exercise of Tranche A options and 7,875 shares of common stock issuable upon the exercise of 2007 Stock Award Plan options that are currently exercisable or exercisable within 60 days. Does not include 751,905 shares of common stock issuable upon the exercise of Tranche A, Tranche B and Tranche C and 2007 Stock Award Plan options that remain subject to vesting.
(c)	Represents 52,500 shares of common stock owned.
(d)

Includes 126,000 shares of common stock issuable upon the exercise of Tranche A options and 4,725 shares of common stock issuable upon the exercise of 2007 Stock Award Plan options that are currently exercisable or exercisable within 60 days. Does not include 203,175 shares of common stock issuable upon the exercise of Tranche A, Tranche B and Tranche C and 2007 Stock Award Plan options that remain subject to vesting.
(e)	Includes 104,530 shares of common stock issuable upon the exercise of Tranche A options and 4,725 shares of common stock issuable upon the exercise of 2007 Stock Award Plan options that are currently exercisable or exercisable within 60 days. Does not include 270,969 shares of common stock issuable upon the exercise of Tranche A, Tranche B and Tranche C and 2007 Stock Award Plan options that remain subject to vesting.
(f)	Includes 68,620 shares of common stock issuable upon the exercise of Tranche A options and 4,725 shares of common stock issuable upon the exercise of 2007 Stock Award Plan options that are currently exercisable or exercisable within 60 days. Does not include 280,229 shares of common stock issuable upon the exercise of Tranche A, Tranche B and Tranche C and 2007 Stock Award Plan options that remain subject to vesting.
(g)	Includes 71,123 shares of common stock issuable upon the exercise of Tranche A options and 29,725 shares of common stock issuable upon the exercise of 2007 Stock Award Plan options that are currently exercisable or exercisable within 60 days. Does not include 198,484 shares of common stock issuable upon the exercise of Tranche A, Tranche B and Tranche C and 2007 Stock Award Plan options that remain subject to vesting.
(h)	Messrs. Becker, Parker, Press, Vecchione, Zinterhofer and Nord are each principals and officers of certain affiliates of Apollo. Although each of Messrs. Becker, Parker, Press, Vecchione, Zinterhofer and Nord may be deemed to be the beneficial owner of shares beneficially owned by Apollo, each of them disclaims beneficial ownership of any such shares.
(i)	Consists of 44,500 shares of common stock issuable upon the exercise of options which are currently exercisable or exercisable within 60 days.
(j)	Consists of 52,375 shares of common stock issuable upon the exercise of options which are currently exercisable or exercisable within 60 days.
(k)	Consists of 60,250 shares of common stock issuable upon the exercise of options which are currently exercisable or exercisable within 60 days.
(l)	Consists of 34,000 shares of common stock issuable upon the exercise of options which are currently exercisable or exercisable within 60 days.
(m)	Includes 869,968 shares of common stock issuable upon the exercise of Tranche A options, 53,825 shares of common stock issuable upon the exercise of 2007 Stock Award Plan options and 394,125 shares of common stock issuable upon the exercise of Board of Director grants that are currently exercisable or exercisable within 60 days. Does not include 1,943,987 shares of common stock issuable upon the exercise of Tranche A, Tranche B and Tranche C and 2007 Stock Award Plan options that remain subject to vesting.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Acquisition

Purchase Agreement

Overview. On July 26, 2005, we, along with our parent company, Holdings, entered into a purchase agreement with Cendant. Pursuant to the purchase agreement, on October 17, 2005, we purchased from Cendant all of the equity interests of AGLLC, and all of the share capital of AIH. The aggregate purchase price paid to Cendant was approximately $1.8 billion (consisting of cash and newly issued preferred stock of Holdings and after giving effect to certain fixed adjustments), subject to further adjustments as provided in the purchase agreement. In addition, Cendant received a warrant to purchase up to 7.5% of the common stock of Holdings.

As a result of the Acquisition, Holdings owns 100% of our total capital stock. At such time, with respect to the capital stock of Holdings, (i) approximately 97% of its common stock then outstanding was owned by Affinion Group Holdings, LLC, a Delaware limited liability company (“Parent LLC”) and an affiliate of Apollo Management V, L.P. (“Apollo”), (ii) approximately 3% of its common stock was owned by the management stockholders and (iii) 100% of its preferred stock was owned by Cendant. On January 31, 2007, Holdings redeemed 76% of the outstanding preferred stock for an aggregate redemption price of $106.0 million.

Indemnification. Cendant has agreed to indemnify us, Holdings and each of our and Holdings’ affiliates, and each of our and Holdings’ respective directors and officers, collectively, the indemnified parties, for breaches of representations, warranties and covenants made by Cendant, as well as for other specified matters, certain of which are described below. Holdings and we have agreed to indemnify Cendant, its affiliates and each of their respective directors and officers for breaches of representations, warranties and covenants made by each of us, as well as for certain other specified matters. Generally, all parties’ indemnification obligations with respect to breaches of representations and warranties (except with respect to the matters described below) (i) are subject to a $100,000 occurrence threshold, (ii) are not effective until the aggregate amount of losses suffered by the indemnified party exceeds $15.0 million (and then only for the amount of losses exceeding $15.0 million) and (iii) are limited to $275.1 million of recovery. Generally, subject to certain exceptions of greater duration, the parties’ indemnification obligations with respect to representations and warranties expired on April 15, 2007 with indemnification obligations related to covenants surviving until the applicable covenant has been fully performed.

In connection with the purchase agreement, Cendant agreed to specific indemnification obligations with respect to the pending matters described below and other matters which have subsequently been resolved.

As publicly announced, as part of a plan to split into four independent companies, Cendant has (i) distributed the equity interests it previously held in its hospitality services business (“Wyndham”) and its real estate services business (“Realogy”) to Cendant stockholders and (ii) sold its travel services business (“Travelport”) to a third party. Cendant continues as a publicly traded company which owns the vehicle rental business (“Avis/Budget,” together with Wyndham and Realogy, the “Cendant Entities”). Subject to certain exceptions, Wyndham and Realogy have agreed to share Cendant’s contingent and other liabilities (including its indemnity obligations to the Company described above and other liabilities to the Company and Holdings in connection with the Transactions) in specified percentages. If any Cendant Entity defaults in its payment, when due, of any such liabilities, the remaining Cendant Entities are required to pay an equal portion of the amounts in default. Wyndham continues to hold a portion of the preferred stock and warrants issued by Holdings in connection with the Acquisition. Realogy was subsequently acquired by an affiliate of Apollo.

Excluded Litigation. Cendant has agreed to fully indemnify the indemnified parties with respect to any pending or future litigation, arbitration, or other proceeding relating to the facts and circumstances of Fortis and the accounting irregularities in the former CUC International, Inc. announced on April 15, 1998.

Certain Litigation and Compliance with Law Matters. Cendant has agreed to indemnify the indemnified parties up to specified amounts for, among others: (i) breaches of its representations and warranties with respect to legal proceedings that (x) occur after the date of the purchase agreement, (y) relate to facts and circumstances related to the business of AGLLC or AIH and (z) constitute a breach or violation of its compliance with law representations and warranties; (ii) breaches of its representations and warranties with respect to compliance with laws to the extent related to the business of AGLLC or AIH; and (iii) the August 2005 Suit.

Cendant, Holdings and we have agreed that losses up to $15.0 million incurred with respect to these matters will be borne solely by us and losses in excess of $15.0 million will be shared by the parties in accordance with agreed upon allocations. We have the right at all times to control litigation related to shared losses and Cendant has consultation rights with respect to such litigation.

Other Litigation. Cendant has agreed to indemnify us for specified amounts with respect to losses incurred in connection with the 2001 Class Action. Until September 30, 2006, Cendant had the right to control and settle this litigation, subject to certain consultation and other specified limitations. Since September 30, 2006, we have the right to control and settle this litigation, subject to certain consultation and other specified limitations.

We will retain all liability with respect to the November 2002 Class Action and will not be indemnified by Cendant for losses related thereto.

Covenant Not to Compete. Cendant has agreed, subject to certain exceptions, not to compete with us for a seven-year period after the closing of the Transactions in the business of providing affinity-based membership programs, affinity-based insurance programs or benefit packages as enhancements to financial institution or customer accounts, in each case, on a fee or commission basis. We have agreed, subject to certain exceptions, not to compete with Cendant for a five-year period in the non-membership based, direct to consumer online travel distribution business in a manner which utilizes any content or booking or packaging engine of Cendant or its subsidiaries made available by Cendant or its subsidiaries to us and that is competitive to Cendant’s online travel businesses.

Non-Solicitation. Cendant has agreed, subject to certain exceptions, not to solicit any employee of ours, AGLLC, AIH or their respective subsidiaries for a period of three years after the closing of the Transactions.

Ancillary Agreements to the Purchase Agreement

In addition to the purchase agreement described above in connection with the Transactions, we and Holdings entered into the following agreements with Apollo, management, Realogy and Wyndham (in their individual capacities or as successors to Cendant) for which payments have been made in the last three years:

Consulting Agreement

On October 17, 2005, Apollo entered into a consulting agreement with us for the provision of certain structuring and advisory services, pursuant to which we paid Apollo a fee of $20.0 million for services rendered in connection with the Transactions and reimbursed Apollo for certain expenses incurred in rendering those services.

The consulting agreement also allows Apollo and its affiliates to provide certain advisory services to us for a period of twelve years or until Apollo owns less than 5% of the beneficial economic interests of us, whichever is earlier. The agreement may be terminated earlier by mutual consent. We pay Apollo an annual fee of $2.0 million for these services commencing in 2006. If we consummate a transaction involving a change of control or an initial public offering, then, in lieu of the annual consulting fee and subject to certain qualifications, Apollo may elect to receive a lump sum payment equal to the present value of all consulting fees payable through the end of the term of the consulting agreement.

In addition, we may engage Apollo to provide certain services if we engage in any merger, acquisition or similar transaction. If we engage another party to provide these services, we may be required to pay Apollo a transaction fee. We will also agree to indemnify Apollo and its affiliates and their directors, officers and representatives for potential losses relating to the services to be provided under the consulting agreement.

Cendant Patent License Agreements

We agreed to grant to Cendant a non-exclusive license to the Netcentives patents (the portfolio of patents relating to online award redemption programs) through December 31, 2006, that included the exclusive right to enforce the patents against third parties within the field of (i) online sales, marketing and distribution of travel services and products, and (ii) servicing certain airlines. Cendant agreed to pay us a royalty for the exclusive right, in the aggregate amount of $11.25 million, which was payable in quarterly installments of $2.25 million, on each of November 15, 2005, and February 15, May 15, August 15 and November 15, 2006. We retained the right to grant a non-exclusive license to Maritz for the purpose of resolving the outstanding litigation with that company. We also agreed to grant a royalty-free, non-exclusive license to Cendant to certain other patents for use in Cendant’s and its affiliates’ businesses for the duration of such patents. Cendant agreed to issue to us a royalty-free, non-exclusive license to certain other patents for use in our and our subsidiaries’ business for the duration of such patents. Cendant also agreed to issue a royalty-free, non-exclusive license to certain retained patents to the extent that it was owned by Cendant and used by us within the six-month period before the effective date of the purchase agreement.

Intercompany Agreements

General. AGLLC, Affinion International and their respective subsidiaries historically have had arrangements with Cendant and/or certain of its direct and indirect subsidiaries relating to, among other things, the marketing of certain membership programs and related data management, administration of loyalty and rewards programs, operational support (including travel agency support and software licensing), shared facilities and profit-sharing arrangements related to the marketing of certain insurance programs. On October 17, 2005, these arrangements were terminated and we have subsequently entered into new agreements with Cendant and/or certain subsidiaries that require the parties to provide services similar to those provided prior to the Transactions. See Note 16 to our consolidated financial statements included elsewhere herein.

Marketing Agreements. On October 17, 2005, we entered into agreements relating to the marketing of AGLLC’s membership programs with Cendant and/or its subsidiaries, including Budget Rent A Car System, Inc., Travel Link Group, Inc., Cendant Hotel Group, Inc., Trip Network, Inc., Orbitz, LLC and Resort Condominiums International, LLC. These agreements permit us to solicit customers of these parties for our membership programs through various direct marketing methods, which may include mail, telemarketing and online solicitation methods. These agreements generally provide for a minimum amount of marketing volume or a specified quantity of customer data to be allotted to the relevant party. These agreements expire on December 31, 2010 (subject to automatic one-year renewal periods) and are generally terminable by the applicable Cendant party following December 31, 2007, upon six months’ prior written notice to us. One of the agreements is also terminable by either party upon 90 days’ prior written notice to us. They are also terminable if the parties fail to agree on certain creative materials to be used in connection therewith. The payment terms of each marketing agreement differ, but generally involve the payment by us of either a fee for each call transferred under such marketing agreement, a bounty for each user that enrolls as a member of a membership program or a percentage of net membership revenues. The expense for such services was $3.7 million, $3.3 million and $3.6 million for the years ended December 31, 2006, 2007 and 2008, respectively.

Other than non-material arrangements, these agreements provide that if a Cendant-party elects to terminate an agreement or an agreement terminates as a result of the parties’ inability to agree on creative materials prior to December 31, 2010, then the applicable Cendant-party is required to pay a termination fee based on the projected marketing revenues that would have been generated from such agreement had the marketing arrangement been in effect until December 31, 2010. The termination fee will be paid as follows: the applicable Cendant-party will be required to pay the equivalent of twenty-four quarterly installment payments, which termination fee will be payable for each quarter occurring after the applicable termination date and prior to the end of calendar year 2010.

In the event that in any quarter during the term of a material marketing agreement, any Cendant-party fails to meet the minimum amount of marketing volume, fails to provide the specified amount of customer data or breaches certain material obligations under any material marketing agreement, then such Cendant-party will have to make a shortfall payment based on a calculation of the marketing revenues that would have been derived had the applicable Cendant-party met the specified threshold. Each shortfall payment will be paid as follows: for each quarter in which a shortfall event occurs, the applicable Cendant Party will be required to pay twenty-four quarterly installment payments (subject to certain adjustments).

Loyalty Agreements. On October 17, 2005, certain of our subsidiaries entered into agreements with Cendant and its subsidiaries relating to Cendant’s loyalty and rewards programs to provide services to certain Cendant parties. The Cendant-party is generally charged one or more of the following fees relating to these services: an initial fee to implement a particular loyalty program; a management/administration fee; a redemption fee related to redeemed rewards and a booking fee related to bookings by loyalty program members. The revenue for such services attributable to agreements with Realogy and Wyndham related entities was $11.4 million, $12.2 million and $10.4 million for the years ended December 31, 2006, 2007 and 2008, respectively. Each of these loyalty and rewards agreements expire on December 31, 2009, subject to automatic one-year renewal periods, unless a party elects not to renew the arrangement upon six months’ prior written notice.

In connection with these agreements, we formed Affinion Loyalty, LLC, a special purpose, bankruptcy remote subsidiary which is a wholly-owned subsidiary of Trilegiant Loyalty Solutions, Inc. (“TLS”). Pursuant to the loyalty agreements, TLS has provided a copy of the object code, source code and related documentation of certain of its intellectual property to Affinion Loyalty, LLC under a non-exclusive limited license. Affinion Loyalty, LLC entered into an escrow agreement relating to such intellectual property with Cendant and its affiliates in connection with the parties entering into the loyalty and reward agreements. Affinion Loyalty, LLC sublicenses such intellectual property to Cendant on a non-exclusive basis but will only provide access to such intellectual property either directly or indirectly through the escrow agent in the event that TLS (i) becomes bankrupt or insolvent, (ii) commits a material, uncured breach of a loyalty and reward agreement, or (iii) transfers or assigns its intellectual property in such a way as to prevent it from performing its obligations under any agreement relating to Cendant’s loyalty and rewards programs. Upon access to the escrowed materials, Cendant will be able to use the escrowed materials for a limited term and for only those purposes for which TLS was using it to provide the services under the loyalty and reward agreements prior to the release of the escrowed materials to Cendant.

On June 30, 2008, the Company entered into an Assignment and Assumption Agreement (“AAA”) with Avis/Budget, Wyndham and Realogy. Prior to this transaction, these Cendant entities provided certain loyalty program-related benefits and services to credit card holders of a major financial institution and received a fee from this financial institution based on sending by the credit card holders. Under the AAA, the Company assumed all of the liabilities and obligations of Avis/Budget, Wyndham and Realogy relating to the loyalty program, including the fulfillment of the then-outstanding loyalty program points obligations. In connection with the transaction, on the June 30, 2008 closing date, the Company received cash and receivables with a fair value substantially equivalent to the fair value of the fulfillment obligation relating to the loyalty program points outstanding as of the closing date. The receivables due and payable to the Company over a three-year period following the closing date are $6.75 million, $6.5 million and $4.75 million, respectively.

Other Operational Support Agreements. On October 17, 2005, Affinion International (formerly known as CIMS) entered into an agreement pursuant to which Affinion International will continue to use RCI Europe as its exclusive provider of travel services for the benefit of Affinion International’s members in the U.K., Germany, Switzerland, Austria, Italy, Belgium, Luxembourg, Ireland and the Netherlands. Pursuant to this agreement, RCI has a right of first refusal to offer travel services in other countries where Affinion International’s members are located. Affinion International will indemnify RCI in the event its profit margin under this arrangement falls below 1.31%. The agreement expires ten years from October 17, 2005, subject to either party’s right to terminate the agreement on or after the third anniversary of this date, upon one year’s prior written notice or at any time in certain other specified circumstances (either in whole or in part). The expense for such services was $5.8 million, $5.2 million and $4.3 million for the years ended December 31, 2006, 2007 and 2008, respectively.

On August 22, 2008, the Company entered into an agreement to acquire certain assets and assume certain liabilities of RCI Europe. The acquisition closed during the fourth quarter of 2008 for nominal consideration. Under the agreement, the Company acquired all of the assets and assumed all of the liabilities of RCI Europe’s travel services business that served the Company’s customers in Europe. Following this acquisition, the Company now provides travel services directly to its customers.

Shared Facilities Agreements. On October 17, 2005, certain of our subsidiaries entered into agreements to continue cost-sharing arrangements with Cendant and/or its subsidiaries relating to office space and customer contact centers. These agreements have expiration dates and financial terms that are generally consistent with the terms of the existing related inter-company arrangements. The revenue for such services attributable to Realogy and Wyndham related entities was $1.7 million, $1.5 million and $1.7 million for the years ended December 31, 2006, 2007 and 2008, respectively. The expense for such services was $0.8 million and $0.4 million for the years ended December 31, 2006 and 2008 respectively. There was no expense for such services for the year ended December 31, 2007.

Profit-Sharing Agreements. On October 17, 2005, we entered into agreements to continue our profit-sharing arrangements with Fairtide Insurance Limited, a subsidiary of Realogy. Affinion International and certain of our subsidiaries market certain insurance programs and Fairtide provides reinsurance for the related insurance policies which are provided by a third-party insurer. These agreements have been terminated effective November 1, 2007 and Fairtide Insurance Limited will have no further liability for any claims made under those insurance policies on or after November 1, 2007. The revenue for such services was $0.3 million and $0.2 million for the years ended December 31, 2006 and 2007, respectively.

Related Party Transactions Since January 1, 2006

Effective as of November 9, 2007, we entered into a new employment agreement with Mr. Thomas A. Williams pursuant to which he will continue to serve as an Executive Vice President and our Chief Financial Officer. The initial term of the new agreement is from November 9, 2007 through January 1, 2010. After the initial term, the new agreement is subject to automatic one-year renewals unless either party provides at least 90 days’ prior written notice to the other party of its intent not to renew the agreement. The new agreement reflects an annual base salary of $350,000, subject to annual review for potential increases. Mr. Williams resigned from this position on November 24, 2008 and in connection with his resignation, Mr. Williams did not receive any severance payment.

Prior to entering into the employment agreement with Mr. Williams, the Company and Mr. Williams also entered into a consulting letter agreement dated as of October 30, 2006. Under the consulting agreement, Mr. Williams advised the Company on financial and investor relations matters, reporting directly to Mr. Lipman. Mr. Williams received $10,000 per month as compensation for his consulting services, plus reasonable expenses. The consulting agreement terminated on December 31, 2006.

During 2006 Apollo acquired one of our vendors, SourceCorp Incorporated, that provides document and information services to us. The fees incurred for these services for the years ended December 31, 2006, 2007 and 2008 was $0.5 million, $0.9 million and $1.4 million, respectively.

In June 2009, Affinion Investments, LLC, a non-guarantor subsidiary of the Company, invested $44.8 million to purchase assignments of $64.0 million principal amount of loans to Holdings outstanding under the Holdings Loan Agreement held by certain affiliates of Apollo (the “Debt Investment”).

Review, Approval or Ratification of Transactions with Related Persons

Pursuant to its written charter, our audit committee must review and approve all related-party transactions, which includes any related party transactions that we would be required to disclose pursuant to Item 404 of Regulation S-K promulgated by the SEC. For a discussion of the composition and responsibilities of our Audit Committee see “Management—Audit Committee.” In determining whether to approve a related party transaction, such as the Debt Investment, the audit committee has considered and will continue to consider a number of factors, including whether the related party transaction is on terms and conditions no less favorable to us than may reasonably be expected in arm’s-length transactions with unrelated parties.

Director Independence

We are not a listed issuer whose securities are listed on a national securities exchange or in an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. However, if we were a listed issuer whose securities were traded on NASDAQ and subject to such requirements, we would be entitled to rely on the controlled company exception contained in NASDAQ Marketplace Rule 4350 for exception from the independence requirements related to the majority of our Board of Directors and for the independence requirements related to our Compensation Committee and Nominating and Corporate Governance Committee. Pursuant to NASDAQ Marketplace Rule 4350, a company of which more than 50% of the voting power is held by an individual, a group or another company is exempt from the requirements that its board of directors consist of a majority of independent directors and that the compensation committee and nominating committee of such company be comprised solely of independent directors. At August 19, 2009, Apollo Management V, L.P. has 97% of the voting power of the Company which would qualify the Company as a controlled company eligible for exemption under the rule.

For a discussion of the independence of members of our Audit Committee, see “Management—Audit Committee.”

DESCRIPTION OF OTHER INDEBTEDNESS

Our Senior Secured Credit Facility

General

In October 2005, we and Holdings entered into a $960 million senior secured credit facility, consisting of a revolving credit facility and a term loan facility, with Credit Suisse, Cayman Islands Branch, as administrative agent, Deutsche Bank Securities Inc. (“DBSI”), as syndication agent, Bank of America N.A. and BNP Paribas Securities Corp., as co-documentation agents, and other lenders. The senior secured credit facility was further amended on December 22, 2006 and June 1, 2007. The key terms of our senior secured credit facility are described below. Such description is not complete and is qualified in its entirety by reference to the complete text of the related credit agreement and security agreements, copies of which will be furnished to you upon request. See “Where You Can Find More Information.”

Our senior secured credit facility provides for a six-year, subject to adjustment as described below, $100 million revolving credit facility, which includes:

•	a letter of credit subfacility; and

•	a swingline loan subfacility.

We may use the revolving credit facility for, among other things, our and our respective subsidiaries’ working capital and other general corporate purposes, including, without limitation, effecting permitted acquisitions and investments.

Our senior secured credit facility also provides for a seven-year, subject to adjustment as described below, $860 million term loan facility. The term loan facility financed a portion of the Acquisition.

Our senior secured credit facility permits us to obtain up to the greater of $175 million and an amount equal to Adjusted EBITDA for the most recent four-quarter period then ended for which financial statements are available of additional credit facilities from lenders reasonably satisfactory to the administrative agent and us, without the consent of the existing lenders under the senior secured credit facility.

Scheduled Amortization Payments and Mandatory Prepayments

Our term loan facility provides for quarterly amortization payments totaling 1% per annum, with the balance payable upon the final maturity date. The amounts of the quarterly amortization payments are reduced by certain prepayments.

In addition, the senior secured credit facility requires us to prepay outstanding term loans, with:

•

100% of the net cash proceeds of asset sales and dispositions in excess of an amount per transaction and in the aggregate per year, subject to customary reinvestment provisions; provided that, if our senior secured bank leverage ratio is less than or equal to 2.0 to 1.0, no payments will be required;

•

50% of our excess cash flow beginning on July 1, 2006 (reducing to 25% if our senior secured bank leverage ratio is less than or equal to 2.5 to 1.0 and to 0% if our senior secured bank leverage ratio is less than or equal to 1.75 to 1.0); and

•

100% of the net cash proceeds received from issuances of debt, subject to certain exclusions including certain debt permitted to be incurred under the senior credit facilities; provided that, if our senior secured bank leverage ratio is less than or equal to 2.0 to 1.0, no payments will be required.

Voluntary Prepayments and Reduction and Termination of Commitments

We may permanently reduce the revolving loan commitments under the senior secured credit facility at any time without premium or penalty, subject to the payment of customary LIBOR breakage costs, if any, and provided that the commitments may not be reduced below the aggregate outstanding amount of revolving loans and letters of credit. The term loans may be prepaid without penalty or premium. In addition, we are able to terminate the senior secured credit facility upon prior written notice, and, in some cases, are able to revoke such notice. Upon termination, we will be required to repay all obligations outstanding under the senior secured credit facility and to satisfy all outstanding letter of credit obligations.

Interest and Applicable Margins

The interest rate with respect to the term loan under the senior secured credit facility is based on, at our option, (a) adjusted LIBOR plus 2.50% or (b) the higher of (i) Credit Suisse, Cayman Island Branch’s prime rate and (ii) the Federal Funds Effective Rate plus 0.5% (“ABR”), in each case plus 1.50%. These applicable margins are subject to reduction by 0.25% if our corporate family rating is at least B+ from Standard & Poor’s Ratings Group and B1 from Moody’s Investors Service, Inc.

The interest rates with respect to revolving loans under the senior secured credit facility are, at our option, adjusted LIBOR plus 2.75% or ABR plus 1.75%. These applicable margins are subject to reduction on a quarterly basis by up to 0.75% if our senior secured bank leverage ratio is equal to or less than certain ratios. Additionally, all overdue amounts owing under the senior secured credit facility bear interest at a rate per annum equal to the rate otherwise applicable thereto plus an additional 2.0% or at the senior secured bank ABR plus the applicable margin plus an additional 2.0% if no rate is otherwise applicable thereto.

We have the option of requesting that loans be made as LIBOR loans, converting any part of outstanding ABR loans (other than swingline loans) to LIBOR loans and converting any outstanding LIBOR loan to an ABR loan, subject to the payment of LIBOR breakage costs. With respect to LIBOR loans, interest is payable in arrears at the end of each applicable interest period, but in any event at least every three months. With respect to ABR loans, interest is payable on the last business day of each fiscal quarter. In each case, calculations of interest are based on a 360-day year (or 365 or 366 days, as the case may be, in the case of loans based on the agent’s prime ABR rate, and loans in any jurisdiction where the relevant interbank market practice is to use a 365 or 366 day year) and actual days elapsed.

Guarantees and Collateral

Our obligations under the senior secured credit facility and under the interest rate protection or other hedging arrangements entered into with lenders or affiliates thereof are guaranteed by Holdings and by each of our existing and subsequently acquired or organized domestic subsidiaries, subject to certain exceptions.

The senior secured credit facility and such interest rate protection and other hedging arrangements are secured to the extent legally permissible by substantially all the assets of (1) Holdings, which consists of a perfected first-priority pledge of all our capital stock and (2) us and the subsidiary guarantors, including but not limited to: (a) a first-priority pledge of substantially all capital stock held by us or any subsidiary guarantor (which pledge, with respect to obligations in respect of the borrowings secured by a pledge of the stock of any first-tier foreign subsidiary, is limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary) and (b) perfected first-priority security interests in substantially all tangible and intangible assets of us and each subsidiary guarantor, subject to certain exceptions.

Covenants

The senior secured credit facility contains financial, affirmative and negative covenants that we believe are usual and customary for a senior secured credit agreement. The negative covenants in the senior secured credit facility include, among other things, limitations (all of which are subject to certain exceptions) on our ability to:

•	declare dividends and make other distributions;

•	redeem or repurchase our capital stock;

•	prepay, redeem or repurchase certain of our subordinated indebtedness;

•	make loans or investments (including acquisitions);

•

incur additional indebtedness, except that we may incur, among other things, (1) subordinated indebtedness so long as our senior secured bank leverage ratio is not greater than 2.0 to 1.0 and certain other restrictions and (2) other unsecured indebtedness so long as our senior secured bank leverage ratio is not greater than 2.0 to 1.0 and subject to certain other restrictions;

•	grant liens;

•	enter into sale-leaseback transactions;

•	modify the terms of subordinated debt;

•	restrict dividends from our subsidiaries;

•	merge or enter into acquisitions;

•	sell assets; and

•	enter into transactions with our affiliates.

The senior secured credit facility requires us to comply with the following financial maintenance covenants:

•	a maximum ratio of total debt to Adjusted EBITDA; and

•	a minimum ratio of Adjusted EBITDA to cash interest expense.

Events of Default

The events of default under the senior secured credit facility include, among others, nonpayment, material misrepresentations, breach of covenants, insolvency, bankruptcy, certain judgments, change of control (as defined in the credit agreement governing the senior secured credit facility) and cross-events of defaults and acceleration on material indebtedness.

Indentures relating to Our Existing 10 1/8% Senior Notes and the 11 1/2% Senior Subordinated Notes

On October 17, 2005, we issued $270.0 million in aggregate principal amount of our existing 10 1/8% senior notes under an indenture, dated as of October 17, 2005, among us, the subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as trustee. On May 3, 2006, we issued an additional $34.0 million in aggregate principal amount of our existing 10 1/8% senior notes. The notes offered hereby will not be fungible with our existing 10 1/8% senior notes. On April 26, 2006, we issued $355.5 million in aggregate principal amount of the 11 1/2 % senior subordinated notes under an indenture, dated as of April 26, 2006, among us, the subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as trustee. We refer to our existing 10 1/8% senior notes and the 11 1/2% senior subordinated notes collectively as the “existing notes.” The existing notes have been registered under the Securities Act.

Our existing 10 1/8% senior notes will mature on October 15, 2013. Interest on our existing 10 1/8% senior notes is payable on April 15 and October 15 of each year. The 11 1/2% senior subordinated notes will mature on October 15, 2015. Interest on the 11 1/2% senior subordinated notes is payable on April 15 and October 15 of each year.

The key terms of the existing notes and the indentures governing the existing notes are described below. Such description is not complete and is qualified in its entirety by reference to the complete text of the related indentures, copies of which are available as described under “Where You Can Find More Information.”

Guarantees

The existing 10 1/8% senior notes are guaranteed on an unsecured senior basis, and the 11 1 /2% senior subordinated notes are guaranteed on an unsecured senior subordinated basis, in each case, by each of our existing and future U.S. subsidiaries that is a guarantor under our senior secured credit facility or that guarantees certain other indebtedness in the future, subject to certain exceptions.

Optional redemption

On and after October 15, 2009, we may redeem the existing 10 1/8% senior notes, and on and after October 15, 2010, we may redeem the 11 1/2% senior subordinated notes, in each case, at our option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at the following redemption prices (expressed as a percentage of the principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on October 15 of the years set forth in the applicable table below:

Existing 10 1/8% Senior Notes

Period	Redemption Price
2009	105.063%
2010	102.531%
2011 and thereafter	100.000%

11 1/2% Senior Subordinated Notes

Period	Redemption Price
2010	105.750%
2011	103.833%
2012	101.917%
2013 and thereafter	100.000%

Change of Control

Upon the occurrence of a change of control, as defined in each of the indentures, each holder of the existing notes has the right to require us to repurchase some or all of such holder’s existing notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Covenants

The indentures governing the existing notes contain covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur or guarantee additional indebtedness, or issue disqualified stock or preferred stock;

•	incur debt that is junior to senior indebtedness and senior to the 11 1/2% senior subordinated notes;

•	pay dividends or make distributions to its stockholders;

•	repurchase or redeem capital stock or subordinated indebtedness;

•	make investments or acquisitions;

•	incur restrictions on the ability of certain of its subsidiaries to pay dividends or to make other payments to us;

•	enter into transactions with affiliates;

•	create liens;

•	merge or consolidate with other companies or transfer all or substantially all of our assets;

•	transfer or sell assets, including capital stock of subsidiaries; and

•	prepay, redeem or repurchase debt that is junior in right of payment to the applicable existing notes.

These covenants are subject to a number of important exceptions and qualifications.

Events of Default

The indentures governing the existing notes also provide for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the existing notes to become or to be declared due and payable.

DESCRIPTION OF THE NOTES

Capitalized terms used in this “Description of the Notes” section and not otherwise defined have the meanings set forth in the section “Description of the Notes—Certain Definitions.” As used in this “Description of the Notes” section, the “Company” means Affinion Group, Inc. and not any of its Subsidiaries.

On June 5, 2009, the Company issued $150.0 million in aggregate principal amount of old notes (the “Notes”) under an indenture (the “Indenture”), dated as of June 5, 2009, among the Company, the Subsidiary Guarantors and Wells Fargo Bank, National Association, as trustee (the “Trustee”). The Notes and any Additional Notes (as defined below) subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The exchange notes will be issued under the Indenture. A copy of the Indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part. The terms of the exchange notes are identical in all material respects to the old notes, except the exchange notes will not contain transfer restrictions and holders of exchange notes will no longer have any registration rights and we will not be obligated to pay additional interest as described in the registration rights agreements. Wells Fargo, N.A., as trustee of the old notes, will authenticate and deliver exchange notes for original issue only in exchange for a like principal amount of old notes. Any old notes that remain outstanding after the consummation of this exchange offer, together with the exchange notes, will be treated as a single class of securities under the Indenture. Accordingly, all references in this section to specified percentages in aggregate principal amount of outstanding exchange notes shall be deemed to mean, at any time after this exchange offer is consummated, such percentage in aggregate principal amount of the old notes and the exchange notes outstanding.

The following summary of certain provisions of the Indenture and the Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended (the “TIA”). We urge that you carefully read the Indenture and the TIA, because the Indenture and the TIA govern your rights as holders of the old notes and/or exchange notes, not this description. A copy of the Indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part. For purposes of this section we refer to the old notes and exchange notes together as the notes.

General

We may issue additional notes (the “Additional Notes”) from time to time without notice or the consent of holders of Notes. Any offering of Additional Notes is subject to the covenant described below under the caption “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” The Notes and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company as specified in the Indenture (which initially shall be the principal corporate trust office of the Trustee), except that, at the option of the Company, payment of interest may be made by check mailed to the holders at their registered addresses.

The Notes are and the exchange notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Terms of the Notes

The Notes and the exchange notes are and will be:

•	general unsecured obligations of the Company and will not be entitled to the benefit of any mandatory sinking fund;

•

effectively subordinated in right of payment to all existing and future secured Indebtedness of the Company, including the Indebtedness of the Company under the Credit Agreement, to the extent of the assets securing such Indebtedness, and to all existing and future Indebtedness and other liabilities of the Company’s Subsidiaries that are not Guarantors of the Notes, to the extent of the assets of such Subsidiaries;

•	pari passu in right of payment with all existing and future unsecured, unsubordinated Indebtedness of the Company, including the Existing 10 1/8% Senior Notes;

•	senior in right of payment to all existing and future subordinated Indebtedness of the Company, including the 11 1/2% Senior Subordinated Notes; and

•	guaranteed on a senior basis by the Guarantors as described under “—Guarantees.”

As of June 30, 2009, the Company and the Initial Guarantors (as defined under “—Guarantees”) had $1,440.9 million of Indebtedness (including the Notes, net of discount), $649.2 million of which was secured Indebtedness, and the Company’s Subsidiaries that are not guaranteeing the Notes would had $168.8 million of indebtedness and other liabilities (including trade payables but excluding unsecured intercompany borrowings).

As of the date of this prospectus, all of the Company’s subsidiaries are “Restricted Subsidiaries” except for Affinion Loyalty, LLC, a special purpose, bankruptcy remote subsidiary of Trilegiant Loyalty Solutions, Inc. formed in connection with the loyalty agreements entered into with Cendant, and Affinion Investments, LLC which was formed to make the Debt Investment as described under “Certain Relationships and Related Party Transactions—Related Party Transactions since January 2006.” Under certain circumstances, the Company will be permitted to designate certain of its other subsidiaries as “Unrestricted Subsidiaries.” Any Unrestricted Subsidiaries are not subject to any of the restrictive covenants in the Indenture and will not guarantee the Notes.

Additional interest is payable with respect to the Notes in certain circumstances if the Company does not consummate the exchange offer (or shelf registration, if applicable) as further described under “—Registration Rights; Additional Interest.”

The Notes will mature on October 15, 2013, at their principal amount, plus accrued and unpaid interest to, but not including, the maturity date. Interest on the Notes will accrue at 10 1/8% per annum and will be payable semi-annually in arrears on April 15 and October 15, commencing on October 15, 2009. The Company will make each interest payment to the holders of record of the Notes on the immediately preceding April 1 and October 1. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including April 15, 2009 and will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

On and after October 15, 2009, the Company may redeem the Notes, at its option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and Additional Interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on October 15 of the years set forth below:

Period	Redemption Price
2009	105.063%
2010	102.531%
2011 and thereafter	100.000%

Selection. In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or if the Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements); provided that no Notes of $1,000 or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption so long as the Company has deposited with the paying agent funds sufficient to pay the principal of, plus accrued and unpaid interest and Additional Interest (if any) on, the Notes to be redeemed.

The Company, its Subsidiaries or any Affiliates of the Company may at any time and from time to time purchase Notes in the open market or otherwise.

Guarantees

The Notes are guaranteed, jointly and severally, by the Subsidiary Guarantors which are each of the Company’s direct and indirect Domestic Restricted Subsidiaries that guarantees Indebtedness under any Credit Agreement. On the Issue Date, each of the Company’s Domestic Restricted Subsidiaries, except Safecard Services Insurance Co., was a Subsidiary Guarantor (the “Initial Guarantors”). In the twelve month period ended June 30, 2009, Subsidiaries that are not guaranteeing the Notes (“Non-Guarantor Subsidiaries”) contributed $240.1 million and $30.6 million to our net revenues and Segment EBITDA, respectively. As of June 30, 2009, the Non-Guarantor Subsidiaries held approximately $278.5 million, or 18.5%, of our total assets.

Each Guarantee:

•	is a general unsecured obligation of the Guarantor;

•	is effectively subordinated in right of payment to all existing and future secured Indebtedness of the Guarantor, including the Guarantee of the Guarantor under the Credit Agreement;

•

is pari passu in right of payment with all existing and future unsecured, unsubordinated Indebtedness of the Guarantor, including the Guarantee of the Guarantor of the Existing 10 1/8% Senior Notes; and

•	is senior in right of payment to all existing and future subordinated Indebtedness of the Guarantor, including the Guarantee of the Guarantor under the 11 1/2% Senior Subordinated Notes.

The obligations of each Guarantor under its Guarantee are limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risk Factors Related to an

Investment in the Notes—Federal and state fraudulent transfer laws permit a court to void the notes and the guarantees, and, if that occurs, you may not receive any payments on the notes.” As of June 30, 2009, the Initial Guarantors had $1,440.9 million of Indebtedness (net of discount on the Notes), of which $648.6 million were guarantees of Indebtedness under the Credit Agreement.

Each Guarantee is a continuing guarantee and, subject to the next succeeding paragraph, shall:

(1) remain in full force and effect until payment in full of all the Guaranteed Obligations;

(2) be binding upon each such Subsidiary Guarantor and its successors; and

(3) inure to the benefit of and be enforceable by the Trustee, the holders and their successors, transferees and assigns.

A Guarantee of a Subsidiary Guarantor will be automatically released and discharged upon:

(1) (a) the sale, disposition or other transfer (including through merger, amalgamation or consolidation) of the Capital Stock of the applicable Subsidiary Guarantor, following which such Subsidiary Guarantor is no longer a Restricted Subsidiary, if such sale, disposition or other transfer is made in compliance with the Indenture, or

(b) the Company designating a Subsidiary Guarantor to be an Unrestricted Subsidiary in accordance with the provisions set forth under “—Certain Covenants—Limitation on Restricted Payments” and the definition of “Unrestricted Subsidiary,” or

(c) in the case of any Restricted Subsidiary which after the Issue Date, is required to guarantee the Notes pursuant to the covenant described under “—Certain Covenants—Future Guarantors,” the release or discharge of the guarantee by such Restricted Subsidiary of Indebtedness of the Company or any Restricted Subsidiary of the Company or such Restricted Subsidiary or the repayment of the Indebtedness or Disqualified Stock, in each case, which resulted in the obligation to guarantee the Notes, or

(d) the Company’s exercise of the legal defeasance option as described under “—Defeasance,” or if the Company’s obligations under the Indenture are discharged in accordance with the terms of the Indenture; and

(2) in the case of clause (1)(a) above, such Guarantor is released from its guarantees, if any, of, and all pledges and security, if any, granted in connection with, the Credit Agreement and any other Indebtedness of the Company or any Restricted Subsidiary of the Company.

A Guarantee also will be automatically released upon the applicable Subsidiary ceasing to be a Subsidiary as a result of any foreclosure of any pledge or security interest securing Bank Indebtedness or other exercise of remedies in respect thereof.

Change of Control

Upon the occurrence of any of the following events (each, a “Change of Control”), each holder will have the right to require the Company to repurchase all or any part of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent the Company has previously elected to redeem Notes as described under “—Optional Redemption”:

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of the Company and its Subsidiaries, taken as a whole, to any Person, other than any Permitted Holder; or

(2) the Company becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders in a single transaction or in a related series of transactions, by way of merger, amalgamation, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of the Company or any Parent of the Company (for purposes of calculating the total voting power of the Voting Stock held by a group, the voting power beneficially owned by a Permitted Holder shall be excluded to the extent such Permitted Holder retains the sole economic rights with respect to the subject Voting Stock); or

(3) (A) prior to the first public offering of common Capital Stock of the Parent or the Company, the first day on which the Board of Directors of the Parent or the Company shall cease to consist of a majority of directors who (i) were members of the Board of Directors of the Company on October 17, 2005 or (ii) were either (x) nominated for election by the Board of Directors of the Parent or the Company, a majority of whom were directors on October 17, 2005 or whose election or nomination for election was previously approved by a majority of directors nominated for election pursuant to this clause (x) or who were designated or appointed pursuant to clause (y) below, or (y) designated or appointed by a Permitted Holder (each of the directors selected pursuant to clauses (A)(i) and (A)(ii), a “Continuing Director”) and (B) after the first public offering of common Capital Stock of either Parent or the Company, (i) if such public offering is of common Capital Stock of the Parent, the first day on which a majority of the members of the Board of Directors of the Parent are not Continuing Directors or (ii) if such public offering is of common Capital Stock of the Company, the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

Notwithstanding the foregoing, a Specified Merger/Transfer Transaction shall not constitute a Change of Control.

Within 30 days following any Change of Control, except to the extent that the Company has exercised its right to redeem the Notes as described under “—Optional Redemption,” the Company shall mail a notice (a “Change of Control Offer”) to each holder with a copy to the Trustee stating:

(1) that a Change of Control has occurred and that such holder has the right to require the Company to purchase such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts and financial information regarding such Change of Control;

(3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the instructions determined by the Company, consistent with this covenant, that a holder must follow in order to have its Notes purchased.

The Company will not be required to make a Change of Control Offer upon a Change of Control if all of the following conditions are met:

(1) on a pro forma basis after giving effect to such Change of Control transaction, the Company’s Fixed Charge Coverage Ratio would not be lower than its Fixed Charge Coverage Ratio on the date immediately prior to the consummation of the Change of Control transaction;

(2) on a pro forma basis after giving effect to such Change of Control transaction, and immediately prior to the public announcement of such Change of Control transaction, the Fixed Charge Coverage Ratio for the Company is or would be, as applicable, equal to or higher than the Fixed Charge Coverage Ratio for the Company on October 17, 2005;

(3) on a pro forma basis after giving effect to such Change of Control transaction, the Company is permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(4) at the time such Change of Control is consummated, no Default or Event of Default has occurred and is continuing or would occur as a result thereof.

In addition, the Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this paragraph by virtue thereof.

This Change of Control repurchase provision is a result of negotiations between the Company and the Initial Purchasers. The Company has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company could decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the capital structure or credit ratings of the Company or any of its Affiliates. In addition, holders of Notes may not be entitled to require us to purchase their Notes in certain circumstances involving a significant change in the composition of our Board of Directors, including in connection with a proxy contest where our Board of Directors does not endorse a dissident slate of directors but approves them as Continuing Directors.

The Credit Agreement provides that certain change of control events with respect to the Company constitute a default under the Credit Agreement. Any future credit agreements or other similar agreements to which the Company becomes a party may contain similar provisions and may directly prohibit the Company from purchasing any Notes. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders, including lenders under the Credit Agreement to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Company’s other Indebtedness.

The definition of “Change of Control” includes a phrase relating to the sale, lease or transfer of “all or substantially all” the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” under New York law, which governs the Indenture, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease or transfer of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Certain Covenants

The Indenture contains provisions in respect of certain covenants including, among others, those summarized below:

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock. The Indenture provides that:

(1) the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and

(2) the Company will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock;

provided, however, that the Company and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and any Restricted Subsidiary may issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to (collectively, “Permitted Debt”):

(a) the Incurrence by the Company or its Restricted Subsidiaries of Indebtedness under any Credit Agreement and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount of $1,020 million outstanding at any one time;

(b) the Incurrence by the Company and the Guarantors of Indebtedness represented by the Notes (excluding any Additional Notes) and the Guarantees, as applicable (and any exchange notes and guarantees thereof);

(c) Indebtedness of the Company and its Restricted Subsidiaries existing on the Issue Date (other than Indebtedness described in clauses (a) and (b)), including, without limitation, the Existing 10 1/8% Senior Notes and the 11 1/2% Senior Subordinated Notes;

(d) (1) Indebtedness (including Capitalized Lease Obligations) Incurred by the Company or any of its Restricted Subsidiaries, Disqualified Stock issued by the Company or any of its Restricted Subsidiaries and Preferred Stock issued by any Restricted Subsidiaries of the Company to finance (whether prior to or within 270 days after) the purchase, lease, construction or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets (but no other material assets)) and (2) Acquired Indebtedness; provided, however, that the aggregate principal amount of Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (d), when aggregated with the principal amount of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding that was Incurred (or deemed Incurred as provided under clause (n) below) pursuant to this clause (d), does not exceed the greater of (x) $95 million and (y) 4.0% of Total Assets of the Company at the time of Incurrence;

(e) Indebtedness Incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(f) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the disposition of any business, assets or a Subsidiary of the Company in accordance with the terms of the Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(g) Indebtedness of the Company to a Restricted Subsidiary; provided that any such Indebtedness is subordinated in right of payment to the obligations of the Company under the Notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(h) shares of Preferred Stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event that results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock;

(i) Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; provided that if a Guarantor incurs such Indebtedness, and such Indebtedness is owed to a Restricted Subsidiary that is not a Guarantor, such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except (x) to the Company or another Restricted Subsidiary or (y) a pledge of Indebtedness referred to in this clause (i) shall be deemed to be held by the pledgor and shall not be deemed a transfer until the pledgee commences actions to foreclose on such Indebtedness) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(j) Hedging Obligations that are Incurred not for speculative purposes and either (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding or (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges;

(k) obligations (including reimbursement obligations with respect to letters of credit and bank guarantees) in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary, in each case, reasonably required in the conduct of the business (giving effect to any growth or expansion of such business), including those to secure health, safety, insurance and environmental obligations of the Company and its Restricted Subsidiaries as conducted in accordance with good and prudent business industry practice;

(l) Indebtedness or Disqualified Stock of the Company or any Restricted Subsidiary of the Company and Preferred Stock of any Restricted Subsidiary of the Company not otherwise permitted hereunder in an aggregate principal amount which, when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and Incurred pursuant to this clause (l), does not exceed $100 million at any one time outstanding;

(m) any guarantee by the Company or a Restricted Subsidiary of Indebtedness or other obligations of the Company or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness or other Obligations by the Company or such Restricted Subsidiary is permitted under the terms of the Indenture; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Notes or the Guarantee of such Restricted Subsidiary, as applicable, any such guarantee of such guarantor with respect to such Indebtedness shall be subordinated in right of payment to the Notes or such Guarantor’s Guarantee, as applicable, substantially to the same extent as such Indebtedness is subordinated to the Notes or the Guarantee of such Restricted Subsidiary, as applicable;

(n) the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary of the Company which serves to refund, refinance or defease any Indebtedness, Disqualified Stock or Preferred Stock Incurred as permitted under the first paragraph of this covenant and clauses (b), (c), (d), (n), (o), (r) and (s) of this paragraph, including any Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay premiums and fees in connection therewith (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced;

(2) has a Stated Maturity which is no earlier than the earlier of (x) the Stated Maturity of the Indebtedness being refunded or refinanced or (y) at least 91 days later than the maturity date of the Notes;

(3) to the extent such Refinancing Indebtedness refinances (a) Indebtedness junior to the Notes or the Guarantee of such Restricted Subsidiary, as applicable, such Refinancing Indebtedness is junior to the Notes or the Guarantee of such Restricted Subsidiary, as applicable, or (b) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock;

(4) is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus premium and fees Incurred in connection with such refinancing;

(5) shall not include (x) Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary of the Company that is not a Subsidiary Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Company or a Restricted Subsidiary that is a Subsidiary Guarantor, or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary; and

(6) in the case of any Refinancing Indebtedness Incurred to refinance Indebtedness outstanding under clause (d) or (s), shall be deemed to have been Incurred and to be outstanding under such clause (d) or (s), as applicable, and not this clause (n) for purposes of determining amounts outstanding under such clauses (d) and (s), and provided, further, that subclauses (1) and (2) of this clause (n) will not apply to any refunding, refinancing or defeasance of (A) the Notes or (B) any Secured Indebtedness;

(o) Indebtedness, Disqualified Stock or Preferred Stock of Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged or amalgamated into the Company or a Restricted Subsidiary in accordance with the terms of the Indenture; provided, however, that such Indebtedness, Disqualified Stock or Preferred Stock is not Incurred in contemplation of such acquisition, merger or amalgamation; provided, further, however, that after giving effect to such acquisition, merger or amalgamation:

(1) the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant; or

(2) the Fixed Charge Coverage Ratio of the Company would be greater than or equal to such ratio immediately prior to such acquisition;

(p) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(q) Indebtedness of the Company or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit or bank guarantee, provided that if (i) the Indebtedness represented by such letter of credit or bank guarantee is incurred under any of the clauses of this paragraph and (ii) the Indebtedness incurred under this clause (q) is at any time no longer supported by such letter of credit or bank guarantee, then the Indebtedness previously incurred under this clause (q) shall be classified under the preceding paragraph or under another available clause in this paragraph and if such Indebtedness may not be so reclassified, then an Event of Default under the Indenture shall be deemed to have occurred;

(r) Contribution Indebtedness;

(s) if the Company could not Incur $1.00 of additional Indebtedness pursuant to the first paragraph hereof after giving effect to such borrowing, Indebtedness of Non-Guarantor Restricted Subsidiaries Incurred for working capital purposes and any refinancings of such Indebtedness; provided, however, that the aggregate principal amount of Indebtedness Incurred under this clause (s), when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred (or deemed Incurred pursuant to clause (n) above) pursuant to this clause (s), does not exceed $25 million; and

(t) Indebtedness Incurred by the Company or any of its Restricted Subsidiaries to fund losses, damages, liabilities, claims, costs and expenses (including attorney’s fees, interest, penalties, judgments and settlements, collectively, “Losses”), by reason of any litigation existing on October 17, 2005, or relating to the same facts and circumstances of such proceedings; provided that (as certified in an Officers’ Certificate delivered to the Trustee) (1) the Company has provided to Cendant Corporation (“Cendant”) notice in respect of such Losses and has a reasonable good faith belief it is entitled to be indemnified by Cendant pursuant to the Stock Purchase Agreement in respect of such Losses and (2) the Indebtedness Incurred pursuant to this clause (t) is in an amount equal to or less than the amount of the Losses for which indemnification is claimed; provided, further, that (1) after 30 days of the Company receiving funds in satisfaction of such indemnity or (2) if Cendant gives written notice to the Company or a Restricted Subsidiary that it disputes the Company’s entitlement to indemnity with respect to any Losses and (A) such dispute is not challenged by the Company within 30 days of receipt of such notice or (B) there is a final judgment of a court of competent jurisdiction confirming that the Company is not entitled to such indemnity which judgment is not discharged, waived or stayed for a period of 60 days, any amounts Incurred pursuant to this clause (t) in respect of such indemnity that remain outstanding shall no longer be permitted under this clause (t) and shall be deemed to be Incurred on such date.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock meets the criteria of one or more of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (a) through (t) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, divide, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness, Disqualified Stock or Preferred Stock in any manner that complies with this covenant and such item of Indebtedness, Disqualified Stock or Preferred Stock will be treated as having been Incurred pursuant to one or more of such clauses or pursuant to the first paragraph hereof. Notwithstanding the foregoing, Indebtedness under the Credit Agreement outstanding on October 17, 2005 will be deemed to have been incurred on such date in reliance on the exception provided by clause (a) above and the Company shall not be permitted to reclassify all or any portion of such Indebtedness outstanding on October 17, 2005. Accrual of interest, the accretion of accreted value, amortization or original issue discount, the payment of interest in the form of additional Indebtedness with the same terms, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, the accretion of liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term debt, or first committed or first Incurred (whichever yields the lower U.S. dollar equivalent), in the case of revolving credit debt; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

The Indenture will provide that (a) the Company will not Incur any Indebtedness that is subordinate in right of payment to any other Indebtedness of the Company unless it is subordinate in right of payment to the Notes to the same extent and (b) the Company will not permit any Guarantor to Incur any Indebtedness that is subordinate in right of payment to any other Indebtedness of such Guarantor unless it is subordinate in right of payment to such Guarantor’s Guarantee to the same extent. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Company or any Guarantor, as applicable, solely by reason of any Liens or Guarantees arising or created in respect thereof or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Limitation on Restricted Payments. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment with respect to such Equity Interests made in connection with any merger, amalgamation or consolidation involving the Company (other than (A) dividends or distributions by the Company payable solely in Equity Interests (other than Disqualified Stock) of the Company; or (B) dividends or distributions by a Restricted Subsidiary on its common Equity Interests so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(2) purchase or otherwise acquire or retire for value any Equity Interests of the Company or any Parent of the Company, including in connection with any merger, amalgamation or consolidation;

(3) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness of the Company or any Restricted Subsidiary (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) Indebtedness permitted under clauses (g) and (i) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); or

(4) make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(b) immediately after giving effect to such transaction on a pro forma basis as if the Restricted Payment had been made and any Indebtedness Incurred on such date had been Incurred, (i) the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (ii) the Consolidated Leverage Ratio of the Company would have been less than 5.0 to 1; and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after October 17, 2005 (including Restricted Payments permitted by clauses (1), (4) (only to the extent of one-half of the amount paid pursuant to such clause), (6) and (8) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum, without duplication, of:

(A) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from July 1, 2005 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); provided, however, that, to the extent the Consolidated Leverage Ratio of the Company on a pro forma basis as if the Restricted Payment had been made and any Indebtedness Incurred on such date had been Incurred would have been less than 3.0 to 1, then 75% of the Consolidated Net Income of the Company for the aforementioned period shall be included pursuant to this clause (c)(A), plus

(B) 100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash, received by the Company after October 17, 2005 from the issue or sale of Equity Interests of the Company or any Parent of the Company (excluding (without duplication) Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, Disqualified Stock and the Cash Contribution Amount) including Equity Interests (other than Refunding Capital Stock, Disqualified Stock or Designated Preferred Stock) issued upon conversion of Indebtedness or Disqualified Stock or upon exercise of warrants or options (other than an issuance or sale to a Restricted Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries), plus

(C) 100% of the aggregate amount of contributions to the capital of the Company received in cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash after October 17, 2005 (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, Disqualified Stock, the Cash Contribution Amount and contributions by a Restricted Subsidiary), plus

(D) 100% of the aggregate amount received by the Company or any Restricted Subsidiary after October 17, 2005 in cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash received by the Company or any Restricted Subsidiary after October 17, 2005 from:

i. the sale or other disposition (other than to the Company or a Restricted Subsidiary of the Company) of Restricted Investments made by the Company and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Company and its Restricted Subsidiaries by any Person (other than the Company or any of its Restricted Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments (other than in each case to the extent that the Restricted Investment was made pursuant to clause (7) or (10) of the second paragraph of the covenant described under “—Limitation on Restricted Payments”),

ii. the sale (other than to the Company or a Restricted Subsidiary of the Company) of the Capital Stock of an Unrestricted Subsidiary (other than an Unrestricted Subsidiary to the extent the investments in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clause (7) or (10) of the second paragraph of “—Limitation on Restricted Payments” or to the extent such Investment constituted a Permitted Investment) or

iii. a distribution, dividend or other payment from an Unrestricted Subsidiary, plus

(E) in the event any Unrestricted Subsidiary of the Company has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company after October 17, 2005, the Fair Market Value (as determined in accordance with the next succeeding sentence) of the Investments of the Company in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable) (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (7) or (10) of the second paragraph of the covenant described under “—Limitation on Restricted Payments” or constituted a Permitted Investment).

The Fair Market Value of property other than cash covered by clauses (B), (C), (D) and (E) above shall be determined in good faith by the Board of Directors of the Company and

(1) in the event of property with a Fair Market Value in excess of $10.0 million, shall be set forth in an Officers’ Certificate or

(2) in the event of property with a Fair Market Value in excess of $25.0 million, shall be set forth in a resolution approved by at least a majority of the Board of Directors of the Company.

As of March 31, 2009, the Company would have had approximately $107 million available for Restricted Payments pursuant to the preceding clause (c).

The foregoing provisions will not prohibit:

(1) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2) (a) the repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) of the Company or any Parent of the Company or Subordinated Indebtedness of the Company, any Parent of the Company or any Subsidiary Guarantor in exchange for, or out of the proceeds of, the substantially concurrent sale (other than the Cash Contribution Amount, Excluded Contributions or the sale of any Disqualified Stock or Designated Preferred Stock or any Equity Interests sold to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) of Equity Interests of the Company or any Parent of the Company or contributions to the equity capital of the Company (collectively, including any such contributions, “Refunding Capital Stock”) and

(b) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) of Refunding Capital Stock;

(3) the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Company or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale (or as promptly as practicable after giving any requisite notice to the holders of such Subordinated Indebtedness) of, new Indebtedness of the Company or any Subsidiary Guarantor which is Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as

(a) the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired plus any fees incurred in connection therewith),

(b) such Indebtedness is Incurred by the Company or by a Subsidiary Guarantor in respect of refinanced Indebtedness of a Subsidiary Guarantor and, in each case, is subordinated to the Notes, or the related Guarantee, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value,

(c) such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (x) final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired or (y) at least 91 days later than the maturity date of the Notes, and

(d) such Indebtedness has a Weighted Average Life to Maturity at the time Incurred which is not less than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

(4) the repurchase, retirement or other acquisition for value (or dividends to any Parent of the Company to finance any such repurchase, retirement or other acquisition for value) of Equity Interests of the Company or any Parent of the Company held by any future, present or former employee, director or consultant of the Company, any Parent of the Company or any Subsidiary of the Company pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement made after October 17, 2005; provided, however, that the aggregate amounts paid under this clause (4) do not exceed $12.5 million in any calendar year commencing with 2005 (with unused amounts in any calendar year being permitted to be carried over to the following two calendar years subject to a maximum payment (without giving effect to the following proviso) of $25 million in any calendar year); provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock or Designated Preferred Stock) of the Company after October 17, 2005 to members of management, directors or consultants of the Company, any Parent of the Company and Restricted Subsidiaries of the Company (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (c) of the immediately preceding paragraph); plus

(b) the cash proceeds of key man life insurance policies received by the Company, any Parent of the Company (to the extent contributed to the Company) or the Restricted Subsidiaries of the Company after October 17, 2005; less

(c) the amount of any Restricted Payments previously made pursuant to subclauses (a) and (b) of this second proviso of clause (4);

(5) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries issued or incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(6) the declaration and payment of dividends or distributions (a) to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after October 17, 2005 and (b) to any Parent of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any Parent of the Company issued after October 17, 2005; provided, however, that (A) in the case of subclause (a) and (b) of this clause (6), for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (B) the aggregate amount of dividends declared and paid pursuant to subclause (a) and (b) of this clause (6) does not exceed the net cash proceeds actually received by the Company from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date;

(7) Investments in Unrestricted Subsidiaries since October 17, 2005 having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (7) that are at that time outstanding, not to exceed $35 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided that the dollar amount of Investments made pursuant to this clause (7) shall not be reduced by the sale, disposition or other transfer of such Investments unless the proceeds of such sale, disposition or other transfer are received by the Company and/or its Restricted Subsidiaries;

(8) the payment of dividends on the Company’s common Capital Stock (or the payment of dividends to any Parent of the Company to fund the payment by such Parent of the Company of dividends on such entity’s common Capital Stock) of up to 7.5% per annum of the net cash proceeds received by or contributed to the Company from any public offering of common Capital Stock, other than public offerings with respect to common Capital Stock of the Company or any Parent of the Company registered on Form S-4 or Form S-8 and other than any public sale constituting an Excluded Contribution;

(9) Investments that are made with Excluded Contributions;

(10) other Restricted Payments since October 17, 2005 in an aggregate amount not to exceed $40 million;

(11) the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary of the Company by, Unrestricted Subsidiaries (other than to the extent such Investments were made pursuant to clauses (7) or (10) above or pursuant to clauses (9) or (10) of the definition of Permitted Investments);

(12) (a) with respect to each tax year or portion thereof that any direct or indirect parent of the Company qualifies as a Flow Through Entity, the distribution by the Company to the holders of Capital Stock of such direct or indirect parent of the Company of an amount equal to the product of the amount of aggregate net taxable income of the Company allocated by the Company to the holders of Capital Stock of the Company for such period and the Presumed Tax Rate for such period; and (b) with respect to any tax year or portion thereof that any direct or indirect parent of the Company does not qualify as a Flow Through Entity, payment of dividends or other distributions to any direct or indirect parent of the Company that files a consolidated U.S. federal tax return that includes the Company and its subsidiaries in an amount not to exceed the amount that the Company and its Restricted Subsidiaries would have been required to pay in respect of federal, state or local taxes, as the case may be, in respect of such year if the Company and its Restricted Subsidiaries had paid such taxes directly as a stand-alone taxpayer or stand-alone group;

(13) the declaration and payment of dividends to, or the making of loans to, any Parent of the Company (a) in amounts required for such entity to pay general corporate overhead expenses (including salaries, bonuses, benefits paid to management and employees of any Parent and professional and administrative expenses) for any direct or indirect parent entity of the Company to the extent such expenses are attributable to the ownership or operation of the Company and its Restricted Subsidiaries and (b) in amounts required for any Parent of the Company to pay interest and/or principal on Indebtedness that satisfies each of the following: (i) the proceeds of which were contributed to the Company or any of its Restricted Subsidiaries, (ii) that has been guaranteed by, or is otherwise considered Indebtedness of, the Company Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (iii) that was incurred (A) to refund, refinance or defease

Indebtedness of such Parent of the Company or the Company and (B) pursuant to the first paragraph or clause (n) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(14) any Restricted Payment used to fund the Transactions and the fees and expenses related thereto or made in connection with the consummation of the Transactions (including payments made pursuant to or as contemplated by the Transaction Documents, whether payable on October 17, 2005 or thereafter), or owed by any Parent of the Company, the Company or Restricted Subsidiaries of the Company to Affiliates, in each case to the extent permitted by the covenant described under “—Transactions with Affiliates;”

(15) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(16) payments of cash, or dividends, distributions or advances by the Company or any Restricted Subsidiary to allow any such entity to make payments of cash, in lieu of the issuance of fractional shares upon the exercise of warrants or upon the conversion or exchange of Capital Stock of any such Person; provided, however, that the aggregate amount of such payments, dividends, distributions or advances does not exceed $4 million;

(17) (a) the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness, Disqualified Stock or Preferred Stock of the Company and its Restricted Subsidiaries and (b) the payment of dividends, distributions and advances to any Parent of the Company to allow such Parent to purchase, repurchase, redeem or otherwise acquire or retire for value shares of Seller Preferred Stock, in each case pursuant to provisions similar to those described under “—Change of Control” and “—Certain Covenants—Asset Sales;” provided that, prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer or Asset Sale Offer, as the case may be, with respect to the Notes as a result of such Change of Control or Asset Sale, as the case may be, and has repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer or Asset Sale Offer, as the case may be; and

(18) the repayment of Indebtedness of the Company outstanding under the Senior Subordinated Bridge Loan Facility out of the proceeds from the sale on May 3, 2006 by the Company of Existing 10 1/8% Senior Notes in an amount not to exceed $33.6 million;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (4), (5), (6), (7), (8), (10), (11), (17) and (18), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. Except as otherwise provided herein, the Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined in good faith by senior management or the Board of Directors of the Company.

As of the Issue Date, all of the Company’s Subsidiaries (except for Affinion Loyalty, LLC) will be Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments or Permitted Investments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if Restricted Payments or Permitted Investments in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Dividend and Other Payment Restrictions Affecting Subsidiaries. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a) (i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits; or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(b) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(c) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries;

except in each case for such encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on October 17, 2005, including pursuant to the Credit Agreement, other Senior Credit Documents and the indenture governing the Existing 10 1/8% Senior Notes;

(2) the Indenture and the Notes (and any exchange notes and guarantees thereof);

(3) applicable law or any applicable rule, regulation or order;

(4) any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(5) contracts or agreements for the sale of assets, including customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(6) Secured Indebtedness otherwise permitted to be Incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(7) restrictions on cash or other deposits or net worth imposed by customers, suppliers or other vendors under contracts entered into in the ordinary course of business;

(8) customary provisions in joint venture agreements and other similar agreements (including customary provisions in agreements relating to any Joint Venture);

(9) purchase money obligations for property acquired and Capitalized Lease Obligations in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(10) customary provisions contained in leases, licenses, contracts and other similar agreements entered into in the ordinary course of business that impose restrictions of the type described in clause (c) above on the property subject to such lease;

(11) the indenture governing the 11 1/2% Senior Subordinated Notes as in effect on the Issue Date;

(12) other Indebtedness, Disqualified Stock or Preferred Stock of any Restricted Subsidiary of the Company that is Incurred subsequent to October 17, 2005 and permitted pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” provided that such encumbrances and restrictions contained in any agreement or instrument will not materially affect the Company’s ability to make anticipated principal or interest payments on the Notes (as determined in good faith by senior management or the Board of Directors of the Company); and

(13) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (12) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of senior management or the Board of Directors of the Company, no more restrictive as a whole with respect to such encumbrances and restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this covenant, (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common Capital Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to the Company or a Restricted Subsidiary of the Company to other Indebtedness Incurred by the Company or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Asset Sales. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) the Company or any of its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by the Board of Directors of the Company) of the assets sold or otherwise disposed of and (y) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(a) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or any Restricted Subsidiary of the Company (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets,

(b) any notes or other obligations or other securities or assets received by the Company or such Restricted Subsidiary of the Company from such transferee that are converted by the Company or such Restricted Subsidiary of the Company into cash within 180 days of the receipt thereof (to the extent of the cash received), and

(c) any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value (as determined in good faith by the Board of Directors of the Company), taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of $50 million or 2.5% of Total Assets of the Company at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value)

shall be deemed to be Cash Equivalents for the purposes of this provision.

The Indenture provides that, within 365 days after the receipt by the Company or any Restricted Subsidiary of the Company of the Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary of the Company may apply the Net Proceeds from such Asset Sale, at its option:

(1) to repay Secured Indebtedness, including Indebtedness under the Credit Agreement and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto or Pari Passu Indebtedness (provided that if the Company or any Guarantor shall so reduce Obligations under Pari Passu Indebtedness (other than Pari Passu Indebtedness that is Secured Indebtedness), the Company will equally and ratably reduce Obligations under the Notes if the Notes are then prepayable or, if the Notes may not then be prepaid, by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, the pro rata principal amount of Notes that would otherwise be prepaid) or Indebtedness of a Restricted Subsidiary that is not a Guarantor, in each case other than Indebtedness owed to the Company or an Affiliate of the Company; or

(2) to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Company), or capital expenditures or assets, in each case used or useful in a Similar Business; and/or

(3) to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Company), properties or assets that replace the properties and assets that are the subject of such Asset Sale or Event of Loss;

provided that in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as to purchase (x) such purchase is consummated within 545 days after the receipt by the Company or any Restricted Subsidiary of the Net Proceeds of any Asset Sale and (y) if such purchase is not consummated within the period set forth in subclause (x), the Net Proceeds not so applied will be deemed to be Excess Proceeds (as defined below).

Pending the final application of any such Net Proceeds, the Company or such Restricted Subsidiary of the Company may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in Cash Equivalents or Investment Grade Securities. The Indenture will provide that any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the second paragraph of this covenant (it being understood that any portion of such Net Proceeds used to make an offer to purchase the Notes, as described in clause (1) above, shall be deemed to have been invested whether or not such offer is accepted) will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $25 million, the Company shall make an offer to all holders of Notes (and, at the option of the Company, to holders of any Pari Passu Indebtedness) (an “Asset Sale Offer”) to purchase the maximum principal amount of Notes (and such Pari Passu Indebtedness) that is an integral multiple of $1,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event such Pari Passu Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest and Additional Interest, if any (or, in respect of such Pari Passu Indebtedness, such lesser price, if any, as may be provided for by the terms of such Pari Passu Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Company will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $25 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Notes (and such Pari Passu Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for any purpose that is not prohibited by the Indenture. If the aggregate principal amount of Notes surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes (and such Pari Passu Indebtedness) to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

If more Notes (and such Pari Passu Indebtedness) are tendered pursuant to an Asset Sale Offer than the Company is required to purchase, the principal amount of the Notes (and Pari Passu Indebtedness) to be purchased will be determined pro rata based on the principal amounts so tendered and the selection of the actual

Notes of each series for purchase will be made by the Trustee on a pro rata basis to the extent practicable; provided, however, that no Notes of $1,000 or less shall be purchased in part.

Notice of an Asset Sale Offer shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each holder of Notes at such holder’s registered address. If any Note is to be purchased in part only, any notice of purchase that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased.

A new Note in principal amount equal to the unpurchased portion of any Note purchased in part will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the purchase date, unless the Company defaults in payment of the purchase price, interest shall cease to accrue on Notes or portions thereof purchased.

The Credit Agreement provides that certain asset sale events with respect to the Company constitute a default under the Credit Agreement. Any future credit agreements or other similar agreements to which the Company becomes a party may contain similar restrictions and provisions. In the event an Asset Sale occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders, including the lenders under the Credit Agreement, to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture that would, in turn, constitute a default under the Company’s other Indebtedness.

Transactions with Affiliates. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $5 million, unless:

(a) such Affiliate Transaction is on terms that are not less favorable to the Company or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20 million, the Company delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Company approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(1) transactions between or among the Company and/or any of its Restricted Subsidiaries;

(2) Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and Investments under the definition of “Permitted Investments;”

(3) the entering into of any agreement (and any amendments or modifications to such agreements) to pay, and the payment of, (i) management, consulting, monitoring and advisory fees and expenses to the Sponsor in an aggregate amount in any fiscal year not to exceed the greater of (x) $5 million and (y) 2% of Consolidated Cash Flow, and expense reimbursement, in each case made pursuant to any agreement, or any agreement contemplated by such agreement, each as described under the caption “Certain Relationships and Related Party Transactions” in the Company’s Registration Statement on Form S-4 (File No. 333-133895),

as amended, which was declared effective by the SEC on August 11, 2006 and (ii) the termination fees pursuant to the Sponsor Consulting Agreement not to exceed the amount set forth in the Sponsor Consulting Agreement as in effect on October 17, 2005;

(4) the payment of reasonable and customary fees to, and indemnity provided on behalf of officers, directors, employees or consultants of the Company, any Parent of the Company or any Restricted Subsidiary of the Company;

(5) payments by the Company or any of its Restricted Subsidiaries to the Sponsor made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are (x) approved by a majority of the Board of Directors of the Company in good faith or (y) made pursuant to any agreement, or any agreement contemplated by such agreement, each as described under the caption “Certain Relationships and Related Party Transactions” in the Company’s Registration Statement on Form S-4 (File No. 333-133895), as amended, which was declared effective by the SEC on August 11, 2006;

(6) transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7) payments or loans (or cancellation of loans) to employees or consultants that are (x) approved by a majority of the Board of Directors of the Company in good faith, (y) made in compliance with applicable law and (z) otherwise permitted under the Indenture;

(8) any agreement as in effect as of October 17, 2005 and any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on October 17, 2005) or any transaction contemplated thereby as determined in good faith by senior management or the Board of Directors of the Company;

(9) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, the Transaction Documents and any amendment thereto or similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after October 17, 2005 shall only be permitted by this clause (9) to the extent that the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreement are not otherwise more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on October 17, 2005;

(10) transactions to effect the Transactions and the payment of all fees and expenses related to the Transactions, as described in the Company’s Registration Statement on Form S-4 (File No. 333-133895) , as amended, which was declared effective by the SEC on August 11, 2006 or contemplated by the Transaction Documents;

(11) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are fair to the Company or the Restricted Subsidiaries, in the reasonable determination of the members of the Board of Directors or the senior management of the Company, or are on terms at least as favorable as would reasonably have been entered into at such time with an unaffiliated party;

(12) if otherwise permitted under the Indenture, the issuance of Equity Interests (other than Disqualified Stock) of the Company to any Permitted Holder or to any director, officer, employee or consultant of the Company or any Parent of the Company;

(13) the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of the Company or of a Restricted Subsidiary of the Company, as appropriate, in good faith;

(14) the entering into of any tax sharing agreement or arrangement and any payment permitted by clause (12) of the second paragraph of the covenant described under “—Limitation on Restricted Payments;”

(15) any contribution to the capital of the Company;

(16) transactions between the Company or any of its Restricted Subsidiaries and any Person, a director of which is also a director of the Company or any direct or indirect parent company of the Company, provided, however, that such director abstains from voting as a director of the Company or such direct or indirect parent company, as the case may be, on any matter involving such other Person;

(17) pledges of Equity Interests of Unrestricted Subsidiaries; and

(18) any employment agreements entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business.

Liens. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured (or, in the case of Indebtedness subordinated to the Notes or the related Guarantees, prior or senior thereto, with the same relative priority as the Notes will have with respect to such subordinated Indebtedness) until such time as such obligations are no longer secured by a Lien.

Reports and Other Information. The Indenture provides that notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Company will file with the SEC (unless the SEC will not accept such a filing), and provide the Trustee and holders with copies thereof, without cost to each holder, within 15 days after it files (or attempts to file) them with the SEC,

(1) within the time periods specified by the Exchange Act, an annual report on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form);

(2) within the time periods specified by the Exchange Act, a quarterly report on Form 10-Q (or any successor or comparable form); and

(3) all current reports that would be required to be filed with the SEC on Form 8-K.

In addition, the Company will make such information available to prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding during any period when it is not subject to Section 13 or 15(d) of the Exchange Act, it will furnish to the holders of the Notes and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Notwithstanding the foregoing, the Company will be deemed to have furnished such reports referred to above to the Trustee and the holders if it has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available. In addition, such requirements shall be deemed satisfied prior to the commencement of the exchange offer contemplated by the registration rights agreement relating to the Notes or the effectiveness of the shelf registration statement by the filing with the SEC of the exchange offer registration statement and/or shelf registration statement in accordance with the provisions of such registration rights agreement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the

Securities Act and such registration statement and/or amendments thereto are filed at times that otherwise satisfy the time requirements set forth in the first paragraph of this covenant.

In addition, if at any time any Parent of the Company becomes a Guarantor (there being no obligation of any Parent to do so), holds no material assets other than cash, Cash Equivalents and the Capital Stock of the Company or of any direct or indirect parent corporation of the Company (and performs the related incidental activities associated with such ownership) and complies with the requirements of Rule 3-10 of Regulation S-X promulgated by the SEC (or any successor provision), the reports, information and other documents required to be filed and furnished to holders of the Notes pursuant to this covenant may, at the option of the Company, be filed by and be those of such Parent rather than the Company.

Notwithstanding the foregoing, the Company shall not be required to furnish any information, certifications or reports required by Items 307 and 308 of Regulation S-K prior to the effectiveness of the Exchange Offer Registration Statement or Shelf Registration Statement, as applicable.

Future Guarantors. The Indenture provides that the Company will cause each Restricted Subsidiary that Guarantees any Indebtedness of the Company or any of the Guarantors (excluding a Guarantee of Indebtedness of a Non-Guarantor Restricted Subsidiary issued by a Non-Guarantor Restricted Subsidiary) to execute and deliver to the Trustee a Guarantee pursuant to which such Restricted Subsidiary will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any and interest on the Notes on a senior or pari passu basis and all other obligations under the Indenture. Notwithstanding the foregoing, in the event any Guarantor is released and discharged in full from all of its obligations under Guarantees of (1) each Credit Agreement and (2) all other Indebtedness of the Company and its Restricted Subsidiaries, then the Guarantee of such Guarantor shall be automatically and unconditionally released or discharged; provided that such Restricted Subsidiary has not incurred any Indebtedness or issued any Preferred Stock in reliance on its status as a Guarantor under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” unless such Guarantor’s obligations under such Indebtedness or Preferred Stock, as the case may be, so incurred are satisfied in full and discharged or are otherwise permitted under one of the exceptions available at the time of such release to Restricted Subsidiaries under the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Each Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Each Guarantee shall be released in accordance with the provisions of the Indenture described under “—Guarantees.”

Payments for Consent. The Indenture provides that the Company will not, and will not permit any of the Subsidiaries of the Company to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of the Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets

The Indenture provides that the Company may not consolidate, amalgamate or merge with or into or wind up into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(1) the Company is a surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof (the Company or such Person, as the case may be, being herein called the “Successor Company”);
(2) the Successor Company (if other than the Company) expressly assumes all the obligations of the Company under the Indenture and the Notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after giving effect to such transaction no Default or Event of Default shall have occurred and be continuing;

(4) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), either

(a) the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” or

(b) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than or equal to such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;

(5) each Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture and the Notes;

(6) if the Successor Company is not organized as a corporation after such transaction, a successor corporation which is a Subsidiary of the Successor Company shall continue to be co-obligor of the Notes and shall have by supplemental indenture confirmed its obligations under the Indenture and the Notes; and

(7) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

The Successor Company (if other than the Company) will succeed to, and be substituted for, the Company under the Indenture and the Notes, and the Company will automatically be released and discharged from its obligations under the Indenture and the Notes, but in the case of a lease of all or substantially all of its assets, the Company will not be released from the obligations to pay the principal of and interest on the Notes. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary may consolidate or amalgamate with, merge into, sell, assign or transfer, lease, convey or otherwise dispose of all or part of its properties and assets to the Company or to another Restricted Subsidiary and (b) the Company may merge, amalgamate or consolidate with an Affiliate incorporated or organized solely for the purpose of incorporating or organizing the Company in another state of the United States, the District of Columbia or any territory of the United States so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby (any transaction described in this sentence a “Specified Merger/Transfer Transaction”). This “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and its Restricted Subsidiaries.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Although there is a limited body of case law interpreting the phrase “substantially all,” under New York law, which governs the Indenture, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

The Indenture further provides that subject to certain limitations in the Indenture governing release of a Guarantee upon the sale or disposition of a Restricted Subsidiary of the Company that is a Subsidiary Guarantor, each Subsidiary Guarantor will not, and the Company will not permit any Subsidiary Guarantor to, consolidate, amalgamate or merge with or into or wind up into (whether or not such Subsidiary Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(1) either

(a) such Subsidiary Guarantor is a surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Subsidiary Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition is made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof (such Subsidiary Guarantor or such Person, as the case may be, being herein called the “Successor Guarantor”) and the Successor Guarantor (if other than such Subsidiary Guarantor) expressly assumes all the obligations of such Subsidiary Guarantor under the Indenture and such Subsidiary Guarantor’s Guarantee pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee; or

(b) such sale or other disposition or consolidation or merger complies with the covenant described above under the caption “—Certain Covenants—Asset Sales;”

(2) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Guarantor or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing; and

(3) any Successor Guarantor (if other than such Subsidiary Guarantor) shall have delivered or caused to be delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

Subject to certain limitations described in the Indenture, the Successor Guarantor will succeed to, and be substituted for, such Subsidiary Guarantor under the Indenture and such Subsidiary Guarantor’s Guarantee, and such Subsidiary Guarantor will automatically be released and discharged from its obligations under the Indenture and such Subsidiary Guarantor’s guarantee. Notwithstanding clause (2) of the foregoing paragraph, (i) a Subsidiary Guarantor may merge, amalgamate or consolidate with an Affiliate incorporated or organized solely for the purpose of incorporating or organizing such Subsidiary Guarantor in another state of the United States, the District of Columbia or any territory of the United States, so long as the amount of Indebtedness of the Subsidiary Guarantor is not increased thereby and (ii) a Subsidiary Guarantor may merge, amalgamate or consolidate with another Subsidiary Guarantor or the Company.

Defaults

An Event of Default is defined in the Indenture as:

(1) a default in any payment of interest on, or Additional Interest with respect to, any Note when due that continues for 30 days,

(2) a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,

(3) the failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the caption “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets,”

(4) the failure by the Company or any of its Restricted Subsidiaries to comply for 30 days after notice with any of its obligations under the covenants described under “—Certain Covenants” (other than a failure to purchase Notes),

(5) the failure by the Company or any of the Restricted Subsidiaries of the Company to comply for 60 days after notice with its other agreements contained in the Notes or the Indenture,

(6) the failure by the Company or any Significant Subsidiary to pay any Indebtedness (other than Indebtedness owing to a Restricted Subsidiary of the Company) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $30 million or its foreign currency equivalent (the “cross-acceleration provision”),

(7) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the “bankruptcy provisions”),

(8) failure by the Company or any Significant Subsidiary to pay final judgments aggregating in excess of $30 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the “judgment default provision”), or

(9) any Guarantee of a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms thereof) or any Guarantor that qualifies as a Significant Subsidiary denies or disaffirms its obligations under the Indenture or any Guarantee and such Default continues for 10 days.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clauses (4) and (5) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the Notes outstanding notify the Company of the default and the Company does not cure such default within the time specified in clauses (4) and (5) hereof after receipt of such notice.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of the Company) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the Notes outstanding by notice to the Company may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of the Notes outstanding may rescind any such acceleration with respect to the Notes and its consequences.

In the event of any Event of Default specified in clause (6) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose the Company delivers an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing,

(2) holders of at least 25% in principal amount of the Notes outstanding have requested the Trustee to pursue the remedy,

(3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense,

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the Notes outstanding are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is actually known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any applicable Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the noteholders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provision may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

(1) reduce the amount of Notes whose holders must consent to an amendment,

(2) reduce the rate of or extend the time for payment of interest on any Note,

(3) reduce the principal of or change the Stated Maturity of any Note,

(4) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “—Optional Redemption,”

(5) make any Note payable in money other than that stated in such Note,

(6) impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes,

(7) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions,

(8) expressly subordinate the Notes or any Guarantee thereof to any other Indebtedness of the Company or any Guarantor, or

(9) modify the Guarantees in any manner adverse to the holders.

Notwithstanding the preceding, without the consent of any holder, the Company and Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a Successor Company of the obligations of the Company under the Indenture and the Notes, to provide for the assumption by a Successor Guarantor of the obligations of a Subsidiary Guarantor under the Indenture and its Guarantee, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add Guarantees with respect to the Notes, to secure the Notes, to add to the covenants of the Company for the benefit of the holders or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any holder, to comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA, to effect any provision of the Indenture or to make certain changes to the Indenture to provide for the issuance of Additional Notes.

The consent of the noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, the Company is required to mail to the noteholders a notice briefly describing such amendment. However, the failure to give such notice to all noteholders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.

No Personal Liability of Directors, Officers, Employees and Stockholders

The Indenture provides that no director, officer, employee, incorporator or holder of any Equity Interests in the Company, as such, will have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Transfer and Exchange

A noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a noteholder to pay any taxes required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption or to transfer or exchange any Note for a period of 15 days prior to a selection of Notes to be redeemed. The Notes will be issued in registered form and the registered holder of a Note will be treated as the owner of such Note for all purposes.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration or transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1) either (a) all the Notes theretofore authenticated under the Indenture and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Notes under the Indenture (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year or (iii) if redeemable at the option of the Company, have been called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) the Company has and/or the Guarantors have paid all other sums payable under the Indenture; and

(3) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Defeasance

The Indenture provides that the Company at any time may terminate all its obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under certain covenants that are described in the Indenture, including the covenants described under “—Certain Covenants,” the operation of the cross-acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under “—Defaults” and the undertakings and covenants contained under “—Change of Control” and “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” (“covenant defeasance”). If the Company exercise its legal or covenant defeasance option each Guarantor will be released from all of its obligations with respect to its Guarantee.

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (5), (6), (7) (with respect only to Significant Subsidiaries), (8) or (9) under “—Defaults” or because of the failure of the Company to comply with the undertakings and covenants contained under “—Change of Control.”

In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable federal income tax law). Notwithstanding the foregoing, the Opinion of Counsel required by the immediately preceding sentence with respect to a legal defeasance need not be delivered if all of the Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable or (y) will become due and payable at their Stated Maturity within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

Concerning the Trustee

Wells Fargo Bank, National Association is the Trustee under the Indenture and has been appointed by the Company as registrar and a paying agent with regard to the Notes.

If the Trustee becomes a creditor of the Company or any Guarantor, the Indenture and the Trust Indenture Act limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture provides that in case an Event of Default will occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder will have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Registration Rights; Additional Interest

The following description is a summary of the material provisions of the Registration Rights Agreement. It does not restate that agreement in its entirety. We urge you to read the proposed form of Registration Rights Agreement in its entirety because it, and not this description, defines your registration rights as Holders of these Notes.

On June 5, 2009, the Company, the Guarantors and the Initial Purchasers entered into the Registration Rights Agreement on or prior to the closing of this offering. Pursuant to the Registration Rights Agreement, the Company and the Guarantors agreed to file with the SEC the Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to the Exchange Notes. As soon as practicable following the effectiveness of the Exchange Offer Registration Statement, the Company and the Guarantors will offer to the Holders of Notes pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their Notes for Exchange Notes.

If:

(1) the Company and the Guarantors are not permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or SEC policy;

(2) for any reason, the Exchange Offer is not consummated within the required time period; or

(3) any Holder of Notes notifies the Company that:

(a) it is prohibited by law or SEC policy from participating in the Exchange Offer; or

(b) it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

(c) it is a broker-dealer and owns Notes acquired directly from the Company or an affiliate of the Company,

the Company and the Guarantors will file with the SEC a Shelf Registration Statement to cover resales of the Notes by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

The Company and the Guarantors will use their commercially reasonable efforts to cause the applicable registration statement to be declared effective as promptly as possible by the SEC.

The Registration Rights Agreement provides:

(1) unless the Exchange Offer would not be permitted by applicable law or SEC policy, the Company and the Guarantors will prepare and use commercially reasonable efforts to file an Exchange Offer Registration Statement with the SEC on or prior to 180 days after the closing of the offering;

(2) unless the Exchange Offer would not be permitted by applicable law or SEC policy, the Company and the Guarantors will use their commercially reasonable efforts to have the Exchange Offer Registration Statement declared effective by the SEC on or prior to 300 days after the closing of the offering;

(3) as soon as practicable after the effectiveness of the Exchange Offer Registration Statement, unless the Exchange Offer would not be permitted by applicable law or SEC policy, the Company and the Guarantors will

(a) commence the Exchange Offer; and

(b) issue Exchange Notes in exchange for all Notes tendered prior thereto in the Exchange Offer; and

(4) if obligated to file the Shelf Registration Statement, the Company and the Guarantors will prepare and use commercially reasonable efforts to file the Shelf Registration Statement with the SEC on or prior to 180 days after such filing obligation arises and use their commercially reasonable efforts to cause the Shelf Registration to be declared effective by the SEC on or prior to 300 days after such obligation arises.

If:

(1) the Company and the Guarantors fail to file any of the registration statements required by the Registration Rights Agreement on or before the date specified for such filing; or

(2) any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness (the “Effectiveness Target Date”); or

(3) the Company and the Guarantors fail to consummate the Exchange Offer within 30 Business Days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement; or

(4) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales or exchanges of Notes during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (1) through (4) above, a “Registration Default”), then the Company and the Guarantors will pay Additional Interest to each Holder of Notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to one-quarter of one percent (0.25%) per annum on the principal amount of Notes held by such Holder.

The amount of the Additional Interest will increase by an additional one-quarter of one percent (0.25%) per annum on the principal amount of Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Additional Interest for all Registration Defaults of 1.0% per annum.

All accrued Additional Interest will be paid by the Company and the Guarantors on each interest payment date to the Global Note Holder by wire transfer of immediately available funds or by federal funds check and to Holders of Certificated Notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

Immediately upon the cure of all Registration Defaults, the accrual of Additional Interest will cease.

Holders of Notes will be required to make certain representations to the Company (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Notes included in the Shelf Registration Statement and benefit from the provisions regarding Additional Interest set forth above. By acquiring Notes, a Holder will be deemed to have agreed to indemnify the Company and the Guarantors against certain losses arising out of information furnished by such Holder in writing for inclusion in any Shelf Registration Statement. Holders of Notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from the Company.

Certain Definitions

“11 1/2% Senior Subordinated Notes” means the $355.5 million principal amount of 11 1/2% Senior Subordinated Notes due 2015 that were issued by the Company on April 26, 2006.

“Acquired Indebtedness” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged or consolidated with or into or becomes a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person,

in each case, other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by such Person, or such asset was acquired by such Person, as applicable.

“Additional Interest” means all additional interest owing on the Notes pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control”

(including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of the Indenture, Cendant Corporation and its Affiliates are not deemed Affiliates of the Company so long as (1) such entities would be Affiliates of the Company only by virtue of their beneficial ownership of Capital Stock of the Company and (2) such entities beneficially own, as a group, less of the voting power of the Company than is beneficially owned by the Sponsor.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) of the Company or any Restricted Subsidiary of the Company (each referred to in this definition as a “disposition”) or

(2) the issuance or sale of Equity Interests (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals) of any Restricted Subsidiary (other than to the Company or another Restricted Subsidiary of the Company) (whether in a single transaction or a series of related transactions), in each case other than:

(a) a disposition of Cash Equivalents or Investment Grade Securities or obsolete, damaged or worn out property or equipment in the ordinary course of business;

(b) the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control;

(c) for purposes of “—Certain Covenants—Asset Sales” only, any Restricted Payment or Permitted Investment (other than a Permitted Investment to the extent such transaction results in the receipt of Cash Equivalents or Investment Grade Securities by the Company or its Restricted Subsidiaries) that is permitted to be made, and is made, under the covenant described above under “—Certain Covenants—Limitation on Restricted Payments;”

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate Fair Market Value of less than $7.5 million;

(e) any disposition of property or assets or the issuance of securities by a Restricted Subsidiary of the Company to the Company or by the Company or a Restricted Subsidiary of the Company to a Restricted Subsidiary of the Company;

(f) any foreclosures on assets or property of the Company or its Subsidiaries;

(g) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(h) any sale of inventory, equipment or other assets in the ordinary course of business;

(i) any grant in the ordinary course of business of any license of patents, trademarks, know-how and any other intellectual property;

(j) any exchange of assets for assets (including a combination of assets and Cash Equivalents) related to a Similar Business of comparable or greater market value or usefulness to the business of the Company and its Restricted Subsidiaries as a whole, as determined in good faith by the Board of Directors of the Company, which in the event of an exchange of assets with a Fair Market Value in excess of (1) $10.0 million shall be evidenced by an Officers’ Certificate, and (2) $25.0 million shall be set forth in a resolution approved in good faith by at least a majority of the Board of Directors of the Company; and

(k) in the ordinary course of business, any swap of assets, or lease, assignment or sublease of any real or personal property, in exchange for services (including in connection with any outsourcing arrangements in which the Company enters into a multi-year services arrangement with the transfer of such assets) of comparable or greater value or usefulness to the business of the Company and its Restricted Subsidiaries as a whole, as determined in good faith by senior management or the Board of Directors of the Company, which in the event of a swap with a Fair Market Value in excess of (1) $10.0 million shall be evidenced by an Officers’ Certificate and (2) $25.0 million shall be set forth in a resolution approved in good faith by at least a majority of the Board of Directors of the Company.

“Bank Indebtedness” means any and all amounts payable under or in respect of the Credit Agreement or the other Senior Credit Documents, as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of the Credit Agreement), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

“Board of Directors” means as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City.

“Capital Stock” means:

(1) in the case of a corporation or a company, corporate stock or shares;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Contribution Amount” means the aggregate amount of cash contributions made to the capital of the Company or any Guarantor described in the definition of “Contribution Indebtedness.”

“Cash Equivalents” means:

(1) U.S. dollars, pounds sterling, euros, national currency of any participating member state in the European Union or, in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the government of the United States or any country that is a member of the European Union or any agency or instrumentality thereof, in each case with maturities not exceeding two years from the date of acquisition;

(3) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year, and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of

$250 million, or the foreign currency equivalent thereof, and whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper issued by a corporation (other than an Affiliate of the Company) rated at least “A-1” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(6) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(7) Indebtedness issued by Persons (other than Permitted Holders or any of their Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition; and

(8) investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) above.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period (without giving effect to the amount added to Net Income in calculating Consolidated Net Income for the excess of the provision for taxes over cash taxes) plus:

(1) provision for taxes based on income, profits or capital of such Person and its Restricted Subsidiaries for such period, including, without limitation, state franchise and similar taxes, and including an amount equal to the amount of tax distributions actually made to the holders of Capital Stock of such Person or any Parent of such Person in respect of such period in accordance with clause (12) of the second paragraph under “—Certain Covenants—Limitation on Restricted Payments,” which shall be included as though such amounts had been paid as income taxes directly by such Person, in each case to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2) Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that any such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(3) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(4) the amount of any restructuring charges or expenses (which, for the avoidance of doubt, shall include retention and supplemental bonus payments payable in connection with the Acquisition or otherwise, exit costs, severance payments, systems establishment costs or excess pension charges), to the extent that any such charges or expenses were deducted in computing such Consolidated Net Income; plus

(5) the amount of management, monitoring, consulting and advisory fees and related expenses paid to the Permitted Holders (or any accruals relating to such fees and related expenses) during such period; provided that such amount shall not exceed in any four quarter period the greater of (x) $2.5 million or (y) 1.0% of Consolidated Cash Flow (calculated without giving effect to this clause (5)); minus

(6) non-cash items increasing such Consolidated Net Income for such period (excluding the recognition of deferred revenue or any non-cash items which represent the reversal of any accrual of, or reserve for, anticipated cash charges in any prior period and any items for which cash was received in any prior period and excluding amounts increasing Consolidated Net Income pursuant to clause (15) of the definition of Consolidated Net Income);

in each case, on a consolidated basis and determined in accordance with GAAP. For purposes of calculating Consolidated Cash Flow, the calculation shall exclude the effects of purchase accounting as a result of the Transactions.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, the Fixed Charges of, the depreciation and amortization and other non-cash expenses or non-cash items of and the restructuring charges or expenses of, a Restricted Subsidiary of the Company will be added to (or subtracted from, in the case of non-cash items described in clause (6) above) Consolidated Net Income to compute Consolidated Cash Flow of the Company (A) in the same proportion that the Net Income of such Restricted Subsidiary was added to compute such Consolidated Net Income of the Company and (B) only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or distributed to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

“Consolidated Leverage Ratio” means, with respect to any Person at any date, the ratio of (a) the aggregate amount of all Indebtedness of such Person and its Restricted Subsidiaries less cash and cash equivalents (excluding restricted cash), in each case, determined on a consolidated basis in accordance with GAAP as of such date to (b) the Consolidated Cash Flow of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date. In the event that the Company or any of its Restricted Subsidiaries Incurs or redeems any Indebtedness subsequent to the commencement of the period for which the Consolidated Leverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Consolidated Leverage Ratio is made, then the Consolidated Leverage Ratio shall be calculated giving pro forma effect to such Incurrence or redemption of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period. The provisions applicable to pro forma transactions and Indebtedness set forth in the second paragraph of the definition of “Fixed Charge Coverage Ratio” will apply for purposes of making the computation referred to in this paragraph.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, plus the amount that the provision for taxes exceeds cash taxes paid by such Person and its Restricted Subsidiaries in such period; provided, that:

(1) any net after-tax extraordinary or nonrecurring or unusual gains, losses, income, expense or charges (less all fees and expenses relating thereto), including, without limitation, any severance, relocation or other restructuring costs and transition expenses Incurred as a direct result of the transition of the Company to an independent operating company in connection with the Transactions and fees, expenses or charges related to any offering of Equity Interests of such Person, any Investment, any acquisition or any offering of Indebtedness permitted to be Incurred by the Indenture (in each case, whether or not successful), including any such fees, expenses or charges related to the Transactions, in each case, shall be excluded;

(2) any increase in amortization or depreciation or any one-time non-cash charges resulting from purchase accounting in connection with any acquisition that is consummated on or after October 17, 2005 shall be excluded;

(3) the cumulative effect of a change in accounting principles during such period shall be excluded;

(4) any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

(5) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by senior management or the Board of Directors of the Company) shall be excluded;

(6) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness shall be excluded;

(7) the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8) solely for the purpose of covenant described under “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Subsidiary Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary or its equity holders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that the Consolidated Net Income of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person or a Restricted Subsidiary of such Person (subject to the provisions of this clause (8)), to the extent not already included therein;

(9) any non-cash impairment charge or asset write-off resulting from the application of Statement of Financial Accounting Standards No. 142 and 144, and the amortization of intangibles arising pursuant to No. 141, shall be excluded;

(10) any non-cash expenses realized or resulting from employee benefit plans or post-employment benefit plans, grants of stock appreciation or similar rights, stock options or other rights to officers, directors and employees of such Person or any of its Restricted Subsidiaries shall be excluded;

(11) any one-time non-cash compensation charges shall be excluded;

(12) non-cash gains, losses, income and expenses resulting from fair value accounting required by Statement of Financial Accounting Standards No. 133 and related interpretations shall be excluded;

(13) the effects of purchase accounting as a result of the Transactions shall be excluded;

(14) accruals and reserves that are established within twelve months after October 17, 2005 and that are so required to be established in accordance with GAAP shall be excluded; and

(15) to the extent not already reflected in Consolidated Net Income, the amount of any accrual, reserve or other charge that reduces Net Income of such Person that was taken in respect of expected or actual Losses by reason of (x) any legal proceedings existing on October 17, 2005, or relating to the same facts and circumstances of such proceedings, or (y) a breach or violation of law, in each case, shall be excluded; provided that (as certified in an Officers’ Certificate delivered to the Trustee) the Company has (i) a reasonable good faith belief that it is entitled to be indemnified by Cendant pursuant to the Stock Purchase Agreement in respect of such Losses in an amount greater than or equal to the amount to be excluded from the calculation of Consolidated Net Income pursuant to this clause (15) and (ii) has provided Cendant a notice in respect of the Company’s intent to seek indemnity; provided, further that (x) if Net Income is increased as a result of any amounts received from Cendant in respect of such an indemnity and the right to be so indemnified was used in a prior period to increase Consolidated Net Income pursuant to this clause (15), such amounts received shall be excluded from Consolidated Net Income and (y) to the extent the actual indemnity received is less than the expected indemnity amount excluded in a prior period pursuant to this clause (15), Consolidated Net Income shall be reduced by the difference in the period in which such lower actual indemnity amounts are received or in which a final judgment of a court of competent jurisdiction is made that the Company is entitled to no indemnity.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from the calculation of Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary of the Company in respect of or that originally constituted Restricted Investments.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2) to advance or supply funds:

(a) for the purchase or payment of any such primary obligation; or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contribution Indebtedness” means Indebtedness of the Company or any Guarantor in an aggregate principal amount not greater than twice the aggregate amount of cash contributions (other than Excluded Contributions and amounts applied to make a Restricted Payment in accordance with clause (2) of the second paragraph of “—Certain Covenants—Limitation on Restricted Payments”) made to the capital of the Company or such Guarantor after October 17, 2005 (other than any cash contributions in connection with the Transactions); provided, however that: (1) if the aggregate principal amount of such Contribution Indebtedness is greater than the aggregate amount of such cash contributions to the capital of the Company or such Guarantor, as applicable, the amount in excess shall be Indebtedness (other than Secured Indebtedness) with a Stated Maturity later than the Stated Maturity of the Notes; (2) such Contribution Indebtedness (a) is Incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officers’ Certificate on the date of Incurrence thereof; and (3) such cash contribution is not and has not been included in the calculation of permitted Restricted Payments under the covenant described in “—Certain Covenants—Limitation on Restricted Payments.”

“Credit Agreement” means (i) the Credit Agreement dated October 17, 2005 among the Company, the financial institutions named therein and Credit Suisse, Cayman Islands Branch (or an affiliate thereof), as Administrative Agent, Deutsche Bank Securities Inc., as syndication agent, Bank of America, N.A. and BNP Paribas Securities Corp., as documentation agents, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any one or more agreements or indentures extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Company to be included in the definition of “Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Company or any Parent of the Company (other than Disqualified Stock), that is issued for cash (other than to the Company or any of its Subsidiaries or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable, putable or exchangeable), or upon the happening of any event:

(1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise,

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person, or

(3) is redeemable at the option of the holder thereof, in whole or in part,

in each case prior to 91 days after the maturity date of the Notes;

provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that (x) if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability and (y) such Capital Stock shall not constitute Disqualified Stock if such Capital Stock matures or is mandatorily redeemable or is redeemable at the option of the holders thereof as a result of a change of control or asset sale so long as the relevant asset sale or change of control provisions, taken as a whole, are no more favorable in any material respect to holders of such Capital Stock than the asset sale and change of control provisions applicable to the Notes and any purchase requirement triggered thereby may not become operative until compliance with the asset sale and change of control provisions applicable to the Notes (including the purchase of any Notes tendered pursuant thereto); provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Domestic Restricted Subsidiary” means a Restricted Subsidiary that is not a Foreign Subsidiary.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their Fair Market Value as determined in good faith by senior management or the Board of Directors of the Company) received by the Company from:

(1) contributions to its common Capital Stock, and

(2) the sale (other than to a Subsidiary of the Company or pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company or any of its Subsidiaries) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company,

in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by an Officer of the Company.

“Existing 10 1/8% Senior Notes” means the $270.0 million principal amount of 10 1 /8% Senior Notes due 2013 that were issued by the Company on October 17, 2005 and the $34.0 million principal amount of 10 1 /8% Senior Notes due 2013 that were issued by the Company on May 3, 2006.

“Fair Market Value” means, with respect to any asset or property, the price that could be negotiated in an arm’s-length transaction between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense (net of interest income) to the extent it relates to Indebtedness of such Person and its Restricted Subsidiaries for such period and to the extent such expense was deducted in computing Consolidated Net Income, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations (but excluding the amortization or writeoff of deferred financing fees or expenses of any bridge or other financing fee in connection with the Transactions); plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) to the extent not included in clause (1) above, the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or Preferred Stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests (other than Disqualified Stock) of the Company or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of such period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio referred to above, Investments, acquisitions, dispositions, mergers, consolidations or discontinued operations (as determined in accordance with GAAP) that have been made by the Company or any Restricted Subsidiary during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations or discontinued operations (including the Transactions) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, merger or consolidation or discontinued any operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or discontinued operation had occurred at the beginning of the applicable four-quarter period. For purposes of this definition, whenever pro forma effect is to be given to an Investment, acquisition, disposition, merger, consolidation or discontinued operation (including the Transactions) and the amount of income or earnings relating thereto, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company and shall comply with the requirements of Rule 11-02 of Regulation S-X promulgated by the SEC, except that such pro forma calculations may include operating expense reductions for such period resulting from the transaction which is being given pro forma effect that have been realized or for which substantially all the steps necessary for realization have been taken or are reasonably expected to be taken within twelve months following any such transaction, including, but not limited to, the execution or termination of any contracts, the reduction of costs related to administrative functions or the termination of any personnel, as applicable; provided that, in either case, such adjustments are set forth in an Officers’ Certificate signed by the Company’s chief financial officer and another Officer which states (i) the amount of such adjustment or adjustments, (ii) that such adjustment or adjustments are based on the reasonable good faith beliefs of the Officers executing such Officers’ Certificate at the time of such execution and (iii) that any related incurrence of Indebtedness is permitted pursuant to the Indenture. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if the related hedge has a remaining term in excess of twelve months).

Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

“Flow Through Entity” means an entity that is treated as a partnership not taxable as a corporation, a grantor trust or a disregarded entity for U.S. federal income tax purposes or subject to treatment on a comparable basis for purposes of state, local or foreign tax law.

“Foreign Subsidiary” means a Restricted Subsidiary not organized or existing under the laws of the United States of America or any state or territory thereof or the District of Columbia and any direct or indirect subsidiary of such Restricted Subsidiary.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on October 17, 2005. For the purposes of the Indenture, the term “consolidated” with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means any guarantee of the obligations of the Company under the Indenture and the Notes by any Person in accordance with the provisions of the Indenture.

“Guarantor” means any Person that Incurs a Guarantee; provided that upon the release or discharge of such Person from its Guarantee in accordance with the Indenture, such Person ceases to be a Guarantor.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) currency exchange or interest rate swap agreements, cap agreements and collar agreements; and

(2) other agreements or arrangements designed to manage exposure or protect such Person against fluctuations in currency exchange or interest rates.

“holder” or “noteholder” means the Person in whose name a Note is registered on the registrar’s books.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person:

(1) the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a current account payable, trade payable or similar obligation Incurred, (d) in respect of Capitalized Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and

(3) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) the Seller Preferred Stock whether or not reflected as a liability of the Company, (5) obligations to make payments in respect of money back guarantees offered to customers in the ordinary course of business, (6) obligations to make payments to one or more insurers in respect of premiums collected by the Company on behalf of such insurers or in respect profit-sharing arrangements entered into with such insurers, in each case in the ordinary course of business, or (7) the financing of insurance premiums with the carrier of such insurance or take or pay obligations contained in supply agreements, in each case entered into in the ordinary course of business.

Notwithstanding anything in the Indenture, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under the Indenture but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under the Indenture.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Similar Business, in each case of nationally recognized standing that is, in the good faith determination of the Board of Directors of the Company, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Banc of America Securities LLC, Deutsche Bank Securities Inc. and such other initial purchasers party to the purchase agreement entered into in connection with the offer and sale of the Notes.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents),

(2) securities that have a rating equal to or higher than Baa3 (or equivalent) by Moody’s or BBB- (or equivalent) by S&P, or an equivalent rating by any other Rating Agency, but excluding any debt securities or loans or advances between and among the Company and its Subsidiaries,

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and marketing partners and commission, travel and similar advances to officers, employees and consultants, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments:”

(1) “Investments” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a) the Company’s “Investment” in such Subsidiary at the time of such redesignation less

(b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by senior management or the Board of Directors of the Company.

“Issue Date” means June 5, 2009, the date on which the Notes are originally issued.

“Joint Venture” means any Person, other than an individual or a Subsidiary of the Company, (i) in which the Company or a Restricted Subsidiary of the Company holds or acquires an ownership interest (whether by way of Capital Stock or otherwise) and (ii) which is engaged in a Similar Business.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any other agreement to give a security interest and, any filing of or agreement to give any financing statement under the Uniform Commercial Code or equivalent statutes of any jurisdiction (other than a filing for informational purposes)); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Management Group” means all of the individuals consisting of the directors, executive officers and other management personnel of the Company or any direct or indirect parent company of the Company, as the case may be, on October 17, 2005 together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of the Company or any direct or indirect parent company of the Company, as the case may be, as applicable, was approved by (x) a vote of a majority of the directors of the Company or any direct or indirect parent of the Company as applicable, then still in office who were either directors on October 17, 2005 or whose election or nomination was previously so approved or (y) the Permitted Holders and (2) executive officers and other management personnel of the Company or any direct or indirect parent company of the Company, as the case may be, as applicable, hired at a time when the directors on October 17, 2005 together with the directors so approved constituted a majority of the directors of the Company or any direct or indirect parent company of the Company, as the case may be, as applicable.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, less an amount equal to the amount of tax distributions actually made to the holders of Capital Stock of such Person or any Parent of such Person in respect of a period in accordance with clause (12) of the second paragraph under “—Certain Covenants—Limitation on Restricted Payments,” as if such amounts had been paid as income taxes directly by such Person but only to the extent such amounts have not already been accounted for as taxes reducing the net income (loss) of such Person.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale, including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the second or third paragraph of the covenant described under “—Certain Covenants—Asset Sales”) to be paid as a result of such transaction (including to obtain any consent therefor), any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction and any distributions and the payments required to be made to minority interest holders in Subsidiaries or Joint Ventures as a result of such Asset Sale.

“Non-Guarantor Restricted Subsidiary” means any Restricted Subsidiary of the Company that is not a Subsidiary Guarantor.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the Notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of the Notes.

“Officer” means the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company or any of the Company’s Restricted Subsidiaries.

“Officers’ Certificate” means a certificate signed on behalf of the Company by two Officers of the Company or any of the Company’s Restricted Subsidiaries, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company or any of the Company’s Restricted Subsidiaries, that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Parent” means, with respect to any Person, any direct or indirect parent company of such Person whose only material assets consist of the common Capital Stock of such Person.

“Pari Passu Indebtedness” means:

(1) with respect to the Company, the Notes and any Indebtedness which ranks pari passu in right of payment with the Notes; and

(2) with respect to any Guarantor, its applicable Guarantee and any Indebtedness which ranks pari passu in right of payment with such Guarantor’s Guarantee.

“Permitted Holders” means, at any time, (1) the Sponsor and (2) the Management Group. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1) any Investment in the Company or any Restricted Subsidiary;

(2) any Investment in Cash Equivalents or Investment Grade Securities;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Company, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “—Certain Covenants—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on October 17, 2005 and any Investments made pursuant to binding commitments in effect on October 17, 2005;

(6) advances to employees not in excess of $15 million outstanding at any one time in the aggregate; provided that advances that are forgiven shall continue to be deemed outstanding;

(7) any Investment acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8) Hedging Obligations permitted under clause (j) of the second paragraph of “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(9) any Investment by the Company or any of its Restricted Subsidiaries in a Similar Business having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (9) since October 17, 2005 that are at that time outstanding (without giving effect to the sale of Investments made pursuant to this clause (9) to the extent the proceeds of such sale received by the Company and its Restricted Subsidiaries do not consist of Cash Equivalents), not to exceed the greater of (x) $95 million and (y) 4.0% of Total Assets of the Company at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary of the Company at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Company after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10) additional Investments by the Company or any of its Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10) since October 17, 2005 that are at that time outstanding (without giving effect to the sale of Investments made pursuant to this clause (10) to the extent the proceeds of such sale received by the Company and its Restricted Subsidiaries do not consist of Cash Equivalents), not to exceed the greater of (x) $110 million and (y) 7.5% of Total Assets of the Company at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(11) loans and advances to officers, directors and employees for business-related travel expenses, moving and relocation expenses and other similar expenses, in each case Incurred in the ordinary course of business;

(12) Investments the payment for which consists of Equity Interests of the Company or any Parent of the Company (other than Disqualified Stock); provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under the calculation set forth in clause (c) of the first paragraph of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” until such time as the Investment in such Equity Interests is no longer outstanding;

(13) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(14) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property in each case in the ordinary course of business;

(15) Investments of a Restricted Subsidiary of the Company acquired after October 17, 2005 or of an entity merged into, amalgamated with, or consolidated with a Restricted Subsidiary of the Company in a transaction that is not prohibited by the covenant described under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” after October 17, 2005 to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(16) any Investment in the Notes;

(17) guarantees not prohibited by or required pursuant to, as the case may be, the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Future Guarantors;” and

(18) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (6), (7), (8), (9), (11) and (16) of such paragraph).

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations, including those to secure health, safety, insurance and environmental obligations, of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;

(4) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued at the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) (A) Liens securing an aggregate principal amount of Pari Passu Indebtedness not to exceed the greater of (x) the aggregate principal amount of Pari Passu Indebtedness permitted to be Incurred pursuant to clause (a) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (y) the maximum principal amount of Indebtedness that, as of such date, and after giving effect to the Incurrence of such Indebtedness and the application of the proceeds therefrom on such date, would not cause the Secured Indebtedness Leverage Ratio of the Company to exceed 3.00 to 1.00 and (B) Liens securing Indebtedness permitted to be Incurred pursuant to clauses (b), (d) (provided that such Liens do not extend to any property or assets that are not property being purchased, leased, constructed or improved with the proceeds of such Indebtedness being Incurred pursuant to clause (d)), (l) or (s) (provided that, in the case of clause (s), such Liens do not extend to any property or assets of the Company or any Guarantor) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(7) Liens existing on October 17, 2005 (other than with respect to Obligations in respect of the Credit Agreement);

(8) Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary of the Company;

(9) Liens on assets or property at the time the Company or a Restricted Subsidiary of the Company acquired the assets or property, including any acquisition by means of a merger, amalgamation or consolidation with or into the Company or any Restricted Subsidiary of the Company; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other assets or property owned by the Company or any Restricted Subsidiary of the Company;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary of the Company permitted to be Incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(11) Liens securing Hedging Obligations permitted to be Incurred under clause (j) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases and subleases of real property granted to others in the ordinary course of business that do not (i) materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries or (ii) secure any Indebtedness;

(14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(15) Liens in favor of the Company or any Guarantor;

(16) Liens on equipment of the Company or any Restricted Subsidiary granted in the ordinary course of business to the Company’s customer at the site at which such equipment is located;

(17) Liens securing insurance premiums financing arrangements, provided that such Liens are limited to the applicable unearned insurance premiums;

(18) Liens on the Equity Interests of Unrestricted Subsidiaries;

(19) grants of software and other licenses in the ordinary course of business;

(20) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (7), (8) and (9); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (7), (8) and (9) at the time the original Lien became a Permitted Lien under the Indenture, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(21) judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(22) Liens securing obligations Incurred in the ordinary course of business that do not exceed $15 million at any one time outstanding;

(23) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(24) Liens incurred to secure cash management services in the ordinary course of business;

(25) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with importation of goods; and

(26) deposits made in the ordinary course of business to secure liability to insurance carriers.

“Person” means any individual, corporation, partnership, limited liability company, Joint Venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution or winding up.

“Presumed Tax Rate” means the highest effective marginal statutory combined U.S. federal, state and local income tax rate prescribed for an individual residing in New York City (taking into account (i) the deductibility of state and local income taxes for U.S. federal income tax purposes, assuming the limitation of Section 68(a)(2) of the Code applies and taking into account any impact of Section 68(f) of the Code, and (ii) the character (long-term or short-term capital gain, dividend income or other ordinary income) of the applicable income).

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the Notes for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company or any Parent of the Company as a replacement agency for Moody’s or S&P, as the case may be.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this “Description of the Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of the Company.

“S&P” means Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or such Restricted Subsidiary leases it from such Person, other than leases between the Company and a Restricted Subsidiary of the Company or between Restricted Subsidiaries of the Company.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Secured Indebtedness Leverage Ratio” means, with respect to any Person, at any date the ratio of (i) Secured Indebtedness of such Person and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with GAAP) to (ii) Consolidated Cash Flow of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred. In the event that the Company or any of its Restricted Subsidiaries Incurs or redeems any Indebtedness subsequent to the commencement of the period for which the Secured Indebtedness Leverage Ratio is being calculated but prior to the event for which the calculation of the Secured Indebtedness Leverage Ratio is made (the “Secured Leverage Calculation Date”), then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect to such Incurrence or redemption of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period. The provisions applicable to pro forma transactions and Indebtedness set forth in the second paragraph of the definition of “Fixed Charge Coverage Ratio” will apply for purposes of making the computation referred to in this paragraph.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Seller Preferred Stock” means the shares of the preferred stock to be issued by Holdings in the Transactions, or subsequently issued shares issued in respect of payable-in-kind dividend payments therein or issued upon stock splits or redemptions or otherwise in respect thereof.

“Senior Credit Documents” means the collective reference to any Credit Agreement, any notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented or otherwise modified from time to time.

“Senior Subordinated Bridge Loan Facility” means the senior subordinated bridge loan facility among the Company, the financial institutions named therein and Credit Suisse, Cayman Islands Branch (or an affiliate thereof), as administrative agent, entered into on October 17, 2005 in connection with the consummation of the Transactions.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC or any successor provision.

“Similar Business” means any business or activity of the Company or any of its Subsidiaries currently conducted or proposed as of the Issue Date, or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof, or is complementary, incidental, ancillary or related thereto.

“Sponsor” means Apollo Management L.P. or one or more investment funds controlled by Apollo Management L.P. and any of their respective Affiliates.

“Sponsor Consulting Agreement” means the Consulting Agreement between the Sponsor and the Company dated as of October 17, 2005.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Stock Purchase Agreement” means the Purchase Agreement dated as of July 26, 2005, as amended and supplemented on October 17, 2005, by and among Cendant Corporation, the Company and Affinion Group Holdings, Inc. (formerly Affinity Acquisition, Inc.), pursuant to which Cendant Corporation agreed to sell to the Company all of the equity interests of Affinion Group, LLC (formerly Cendant Marketing Group, LLC) and Affinion International Holdings Limited (formerly Cendant International Holdings Limited).

“Subordinated Indebtedness” means (a) with respect to the Company, any Indebtedness of the Company which is by its terms subordinated in right of payment to the Notes and (b) with respect to any Guarantor, any Indebtedness of such Guarantor which is by its terms subordinated in right of payment to its Guarantee.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Wholly Owned Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity and (3) any Person that is consolidated in the consolidated financial statements of the specified Person in accordance with GAAP.

“Subsidiary Guarantor” means each Subsidiary of the Company that is a Guarantor.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) as in effect on the date of the Indenture.

“Total Assets” means, with respect to any Person, the total consolidated assets of such Person and its Restricted Subsidiaries, as shown on the most recent balance sheet.

“Transaction Documents” means the Stock Purchase Agreement, the Credit Agreement and, in each case, any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time.

“Transactions” means, collectively, the Acquisition (as defined in this prospectus) and the entering into of the Credit Agreement, the Senior Subordinated Bridge Loan Facility and the indenture governing the Existing 10 1/8% Senior Notes.

“Trust Officer” means any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject, and who shall have direct responsibility for the administration of the Indenture.

“Trustee” means the respective party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

“Unrestricted Subsidiary” means:

(1) initially Affinion Loyalty, LLC;

(2) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(3) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company (other than any Subsidiary of the Subsidiary to be so designated); provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries (other than Equity Interests of Unrestricted Subsidiaries); provided, further, however, that either:

(a) the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x) (1) the Company could Incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(y) no Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in each case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depository receipt.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

BOOK-ENTRY, DELIVERY AND FORM

Except as set forth below, the exchange notes will each initially be issued in the form of one or more fully registered notes in global form without coupons. Each global note shall be deposited with the trustee, as custodian for, and registered in the name of DTC or a nominee thereof. The old notes to the extent validly tendered and accepted and directed by their holders in their letters of transmittal, will be exchanged through book-entry electronic transfer for the applicable global note.

Except as set forth below, a global note may be transferred, in whole but not in part, solely to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in a global note may not be exchanged for notes in certificated form except in the limited circumstances described below.

The Global Notes

We expect that pursuant to procedures established by DTC:

•

upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount of notes of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary, and

•	ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through:

•	records maintained by DTC or its nominee with respect to interests of persons who have accounts with DTC “participants” and

•	the records of participants with respect to interests of persons other than participants.

So long as DTC, or its nominee, is the registered owner or holder of the global notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global notes for all purposes under the applicable indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the applicable indenture with respect to the notes.

Payments of the principal of, premium, if any, and interest on the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, either trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, and interest on the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a certificated note for any reason, including to sell notes to persons in states that require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in the global notes, in accordance with the normal procedures of DTC and with the procedures set forth in the applicable indenture. Consequently, the ability to transfer notes or to pledge notes as collateral will be limited to such extent.

Notes that are issued as described below under “—Certificated Notes,” will be issued in registered definitive form without coupons (each, a “Certificated Note”). Upon the transfer of Certificated Notes, such certificated notes may, unless the global note has previously been exchanged for certificated notes, be exchanged for an interest in the applicable global note representing the principal amount of notes being transferred.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under either indenture, DTC will exchange the applicable global notes for certificated notes, which it will distribute to its participants.

DTC has advised us as follows:

•	DTC is a limited-purpose trust company organized under the laws of the State of New York,

•	a member of the Federal Reserve System,

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic bookentry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, it is under no obligation to perform such procedures and such procedures may be discontinued at any time. Neither we nor the trustees will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

If (1) we notify the applicable trustee in writing that DTC is no longer willing or able to act as a depository and we are unable to locate a qualified successor within 90 days or (2) we, at our option, notify the trustee in writing that we elect to cause the issuance of exchange notes in definitive form under either or both indentures, then, upon surrender by DTC of the applicable global note, certificated securities will be issued to each person that DTC identifies as the beneficial owner of the applicable exchange notes represented by the global note. In addition, any person having a beneficial interest in a global note or any holder of old notes whose old notes have been accepted for exchange may, upon request to the trustee or the exchange agent, as the case may be, exchange such beneficial interest or old notes for Certificated Notes.

Upon any such issuance, the applicable trustee is required to register such Certificated Notes in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

Neither we nor either trustee shall be liable for any delay by DTC or any particular or indirect participant in identifying the beneficial owners of the related exchange notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the exchange notes to be issued).

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of material U.S. federal income tax consequences of the exchange of old notes for exchange notes pursuant to this exchange offer, but does not purport to be a complete analysis of all potential tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis.

This summary is limited to the tax consequences of those persons who are original beneficial owners of the notes, who exchange old notes for exchange notes in this exchange offer and who hold the old notes, and that will hold the exchange notes, as capital assets within the meaning of Section 1221 of the Code, which we refer to as “holders.” This summary does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their particular circumstances or status nor does it address specific tax consequences that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, expatriates, banks, real estate investment trusts, regulated investment companies, tax-exempt organizations and persons that have a functional currency other than the U.S. Dollar, or persons in special situations, such as those who have elected to mark securities to market or those who hold notes as part of a straddle, hedge, conversion transaction or other integrated investment). In addition, this summary does not address U.S. federal alternative minimum, estate and gift tax consequences or consequences under the tax laws of any state, local or foreign jurisdiction. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in this summary, and we cannot assure you that the IRS will agree with such statements and conclusions.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds notes and participates in the exchange offer, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your tax advisor regarding the tax consequences of the exchange of old notes for exchange notes pursuant to this exchange offer.

This summary is for general information only. Persons considering the exchange of old notes for exchange notes are urged to consult their independent tax advisors concerning the U.S. federal income taxation and other tax consequences to them of exchanging the notes, as well as the application of state, local and foreign income and other tax laws.

Exchange of an Old Note for an Exchange Note Pursuant to this Exchange Offer

The exchange of the old notes for the exchange notes in the exchange offer described herein will not constitute a significant modification of the terms of the old notes and thus will not constitute a taxable exchange for U.S. federal income tax purposes. Rather, the exchange notes will be treated as a continuation of the old notes. Consequently, a holder will not recognize gain or loss upon receipt of the exchange notes in exchange for the old notes in the exchange offer, the holder’s adjusted tax basis in the exchange notes received in the exchange offer will be the same as its adjusted tax basis in the old notes immediately before the exchange, and the holder’s holding period in the exchange notes will include its holding period in the old notes.

PLAN OF DISTRIBUTION

Each broker dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker dealer for use in connection with any such resale. In addition, until                     , 2009, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker dealers. Exchange notes received by broker dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over the counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker dealer or the purchasers of any such exchange notes. Any broker dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. The letter of transmittal also states that any holder participating in this exchange offer will have no arrangements or understanding with any person to participate in the distribution of the old notes or the exchange notes within the meaning of the Securities Act.

For a period of 180 days after the consummation of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the old notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes and the validity of the subsidiary guarantees thereof will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP. Certain legal matters relating to the validity of the Tennessee subsidiary guarantees will be passed upon for us by Bass, Berry & Sims PLC, certain legal matters relating to the validity of the Virginia subsidiary guarantees will be passed upon for us by Troutman Sanders LLP, certain legal matters relating to the validity of the Wyoming subsidiary guarantees will be passed upon for us by Holland & Hart LLP and certain legal matters relating to the validity of the Indiana subsidiary guarantees will be passed upon for us by Baker & Daniels LLP.

EXPERTS

The consolidated balance sheets of Affinion Group, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, cash flows, and changes in equity (deficit) for each of the three years in the period ended December 31, 2008 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109”). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

GLOSSARY

Affinity Marketing

Marketing of programs or services through a third-party channel utilizing its customer base and brand name.

Attrition Rates

Percentage of customers who cancel their membership, package benefits or insurance policy in a given period.

Bounty

Refers to up-front marketing payments we make to our affinity partners as compensation to utilize their brand names, customer contacts and billing vehicles (credit or debit card, checking account, mortgage or other type of billing arrangement).

Click-through

The opportunity for an online visitor to be transferred to a web location by clicking their mouse on an advertisement.

Customer Service Marketing (CSM)

Upsell programs occurring in affinity marketing partners’ contact centers.

Direct Marketing

Any direct communication to a consumer or business that is designed to generate a response in the form of an order, a request for further information and/or a visit to a store for a specific product or service.

Enhanced Checking

Package benefits embedded in a customer’s checking or share draft accounts.

Fee Income

Income for financial institutions generated from the sale of non-interest income products and services.

In-Branch Marketing

Face-to-face solicitation by a customer service representative physically located in a branch office.

Media

Distribution vehicles of solicitations such as direct mail, telemarketing, and the Internet.

Membership

A product that offers members access to a variety of discounts on purchases and other value-added benefits, such as credit monitoring and identity-theft resolution in return for paying a monthly or annual fee.

G-1

Package

A collection of benefits, including insurance, that are added to a checking account or credit card account to be offered to customers of our affinity partners.

Solo Direct Mail

Stand-alone mailings that market our programs and services.

Statement inserts

A marketing mailing inserted with financial institution affinity partner’s monthly account statements.

Transfer Plus

Permission-based live operator call transfer program.

Voice Response Unit (VRU)

Automated credit card activation technology fully scripted by us to solicit additional members.

G-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Affinion Group, Inc.:

We have audited the accompanying consolidated balance sheets of Affinion Group, Inc. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for uncertainty in income tax positions as of January 1, 2007 to conform to FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.”

/s/ Deloitte & Touche LLP
Stamford, CT February 26, 2009

(July 13, 2009 as to Note 21 and as to the effects of the adoption of FASB Statement No. 160 “Noncontrolling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51” described in Note 1)

AFFINION GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(In millions, except share amounts)

	December 31, 2008	December 31, 2007
Assets
Current assets:
Cash and cash equivalents	$36.3	$14.2
Restricted cash	35.6	29.1
Receivables (net of allowance for doubtful accounts of $0.8 and $1.3, respectively)	77.6	73.3
Receivables from related parties	15.6	12.1
Profit-sharing receivables from insurance carriers	98.3	58.8
Prepaid commissions	62.0	62.1
Deferred income taxes	0.5	0.9
Income taxes receivable	0.1	—
Other current assets	42.4	39.4

Total current assets	368.4	289.9
Property and equipment, net	91.2	90.8
Contract rights and list fees, net	40.7	63.2
Goodwill	307.5	302.0
Other intangibles, net	604.4	809.1
Receivables from related parties	5.3	—
Other non-current assets	43.1	46.2

Total assets	$1,460.6	$1,601.2

Liabilities and Deficit
Current liabilities:
Current portion of long-term debt	$6.7	$0.2
Accounts payable and accrued expenses	268.2	264.2
Payables to related parties	10.0	13.3
Deferred revenue	231.3	255.1
Income taxes payable	—	3.0

Total current liabilities	516.2	535.8
Long-term debt	1,360.6	1,347.3
Deferred income taxes	20.5	20.2
Deferred revenue	35.4	41.6
Other long-term liabilities	74.4	61.2

Total liabilities	2,007.1	2,006.1

Commitments and contingencies (Note 13)
Deficit:
Common stock and additional paid-in capital, $0.01 par value, 1,000 shares authorized, and 100 shares issued and outstanding	311.7	348.7
Accumulated deficit	(855.2)	(766.5)
Accumulated other comprehensive income	(3.7)	12.3

Total Affinion Group, Inc. deficit	(547.2)	(405.5)
Non-controlling interest in subsidiary	0.7	0.6

Total deficit	(546.5)	(404.9)

Total liabilities and deficit	$1,460.6	$1,601.2

See notes to the consolidated financial statements.

AFFINION GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions)

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Net revenues	$1,409.9	$1,321.0	$1,137.7

Expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below:
Marketing and commissions	646.9	608.4	580.9
Operating costs	360.0	334.3	326.1
General and administrative	98.4	113.2	106.9
Goodwill impairment	—	—	15.5
Depreciation and amortization	260.2	310.8	396.8

Total expenses	1,365.5	1,366.7	1,426.2

Income (loss) from operations	44.4	(45.7)	(288.5)
Interest income	1.7	4.9	5.7
Interest expense	(142.9)	(145.2)	(148.8)
Other income (expense), net	16.3	(0.1)	—

Loss before income taxes and non-controlling interest	(80.5)	(186.1)	(431.6)
Income tax expense	(7.5)	(4.7)	(6.3)

Net loss	(88.0)	(190.8)	(437.9)
Less: net income attributable to non-controlling interest	(0.7)	(0.3)	(0.3)

Net loss attributable to Affinion Group, Inc.	$(88.7)	$(191.1)	$(438.2)

See notes to the consolidated financial statements.

AFFINION GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(in millions)

	Affinion Group, Inc. Equity			Non-Controlling Interest	Total Equity (Deficit)
	Common Stock and Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)
Balance, January 1, 2006	$372.1	$(136.3)	$(1.9)	$0.1	$234.0
Comprehensive loss
Net income (loss)		(438.2)		0.3	(437.9)
Currency translation adjustment			8.6	0.2	8.8

Total comprehensive loss					(429.1)
Capital contribution by Affinion Holdings	8.8				8.8

Balance, December 31, 2006	380.9	(574.5)	6.7	0.6	(186.3)
Comprehensive loss
Net income (loss)		(191.1)		0.3	(190.8)
Currency translation adjustment			6.3		6.3

Total comprehensive loss					(184.5)
Dividend paid to non-controlling interest				(0.3)	(0.3)
Adoption of FIN 48 and other changes		(0.9)	(0.7)		(1.6)
Return of capital	(32.2)				(32.2)

Balance, December 31, 2007	348.7	(766.5)	12.3	0.6	(404.9)
Comprehensive loss
Net income (loss)		(88.7)		0.7	(88.0)
Currency translation adjustment			(16.0)	(0.2)	(16.2)

Total comprehensive loss					(104.2)
Dividend paid to non-controlling interest				(0.4)	(0.4)
Return of capital	(37.0)				(37.0)

Balance, December 31, 2008	$311.7	$(855.2)	$(3.7)	$0.7	$(546.5)

See notes to the consolidated financial statements.

AFFINION GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Operating Activities
Net loss	$(88.0)	$(190.8)	$(437.9)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	260.2	310.8	396.8
Amortization of favorable and unfavorable contracts	(3.0)	(3.0)	3.1
Goodwill impairment	—	—	15.5
Amortization of debt discount and financing costs	5.9	6.5	15.9
Unrealized loss (gain) on interest rate swaps	15.9	5.1	(1.7)
Unrealized foreign currency transaction gain	(16.5)	—	—
Amortization of share-based compensation	3.1	2.7	8.9
Deferred income taxes	1.5	(5.9)	3.4
Payment received for assumption of loyalty points program liability	7.4	—	—
Net change in assets and liabilities:
Restricted cash	0.9	—	(2.0)
Receivables	(8.3)	—	(6.0)
Receivables from and payables to related parties	(1.7)	1.8	(5.7)
Profit-sharing receivables from insurance carriers	(39.5)	0.7	9.0
Prepaid commissions	4.6	10.5	(39.7)
Other current assets	(6.1)	(0.6)	0.6
Contract rights and list fees	(5.1)	(2.1)	(9.6)
Other non-current assets	(2.4)	(3.9)	(3.4)
Accounts payable and accrued expenses	4.7	(17.9)	(4.9)
Deferred revenue	(23.8)	(4.8)	165.6
Income taxes receivable and payable	(3.3)	6.8	(5.1)
Other long-term liabilities	(2.1)	(12.8)	(4.5)
Other, net	(1.3)	(1.3)	—

Net cash provided by operating activities	103.1	101.8	98.3

Investing Activities
Capital expenditures	(36.7)	(26.9)	(29.1)
Acquisition-related payments, net of cash acquired	(13.7)	(50.4)	—
Acquisition of intangible asset	—	—	(17.4)
Restricted cash	(8.7)	(0.1)	2.1

Net cash used in investing activities	(59.1)	(77.4)	(44.4)

Financing Activities
Borrowings under line-of-credit agreement, net	18.5	38.5	—
Proceeds from borrowings	—	—	385.7
Deferred financing costs	—	—	(10.9)
Principal payments on borrowings	(0.3)	(100.2)	(469.0)
Dividends paid to parent company	(37.0)	(32.2)	—
Distributions to minority shareholder of a subsidiary	(0.4)	(0.3)	—
Capital contribution	—	—	8.8

Net cash used in financing activities	(19.2)	(94.2)	(85.4)

Effect of changes in exchange rates on cash and cash equivalents	(2.7)	(0.3)	2.4

Net increase (decrease) in cash and cash equivalents	22.1	(70.1)	(29.1)
Cash and cash equivalents, beginning of period	14.2	84.3	113.4

Cash and Cash Equivalents, End of Period	$36.3	$14.2	$84.3

Supplemental Disclosure of Cash Flow Information:
Interest payments	$116.5	$130.5	$133.7
Income tax payments	$7.2	$3.6	$7.4

See notes to the consolidated financial statements.

AFFINION GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

1. BASIS OF PRESENTATION AND BUSINESS DESCRIPTION

Basis of Presentation— On October 17, 2005, Cendant Corporation (“Cendant”) completed the sale of the Cendant Marketing Services Division (the “Predecessor”) to Affinion Group, Inc. (the “Company” or “Affinion”), a wholly-owned subsidiary of Affinion Group Holdings, Inc. (“Affinion Holdings”) and an affiliate of Apollo Management V, L.P. (“Apollo”), pursuant to a purchase agreement dated July 26, 2005 for approximately $1.8 billion (the “Apollo Transactions”). The purchase price consisted of approximately $1.7 billion of cash, net of estimated closing adjustments, plus $125.0 million face value of newly issued preferred stock (fair value of $80.4 million) of Affinion Holdings and a warrant (fair value of $16.7 million) that is exercisable into 4,437,170 shares of common stock of Affinion Holdings, and $38.1 million of transaction-related costs.

All references to Cendant refer to Cendant Corporation, which changed its name to Avis Budget Group in August 2006, and its consolidated subsidiaries, particularly in context of its business and operations prior to, and in connection with, the Company’s separation from Cendant.

Effective January 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51” (“SFAS No. 160”). For consolidated subsidiaries that are less than wholly-owned, the third-party holdings of equity interests are referred to as non-controlling interests. The portion of net income attributable to non-controlling interests for such subsidiaries is presented as net income applicable to non-controlling interests on the consolidated statements of operations, and the portion of stockholder’s equity of such subsidiaries is presented as non-controlling interests on the consolidated balance sheets. The adoption of SFAS No. 160 did not have a material impact on the Company’s financial condition, results of operations or cash flows. However, it did impact the presentation and disclosure of non-controlling (minority) interests in the Company’s consolidated financial statements. As a result of the retrospective presentation and disclosure requirements of SFAS No. 160, certain prior period items in these consolidated financial statements have been reclassified to conform to the required presentation under SFAS No. 160.

Business Description— The Company provides comprehensive customer engagement and loyalty solutions that enhance or extend the relationship of millions of customers with many of the largest companies in the world. The Company partners with these leading companies to develop and market programs that provide services to their end-customers using its expertise in customer engagement, creative design and product development.

The Company has substantial expertise in deploying various forms of customer engagement communications, such as direct mail, inbound and outbound telephony and the Internet, and in bundling unique benefits to offer products and services to the end-customers of its marketing partners on a highly targeted basis. The Company designs programs that provide a diversity of benefits based on end-customer needs and interests, with a particular focus on programs offering lifestyle and protection benefits and programs which offer savings on purchases. For instance, the Company provides credit monitoring and identity-theft resolution, accidental death and dismemberment insurance (“AD&D”), discount travel services, loyalty points programs, various checking account and credit card enhancement services and other products and services.

Affinion North America. Affinion North America comprises the Company’s Membership, Insurance and Package, and Loyalty customer engagement businesses in North America.

•

Membership Products. The Company designs, implements and markets subscription programs that provide members with personal protection benefits and value-added services including credit monitoring and identity-theft resolution services, as well as access to a variety of discounts and shop-at-home conveniences in such areas as retail merchandise, travel, automotive and home improvement.

•	Insurance and Package Products. The Company markets AD&D and other insurance programs and designs and provides checking account enhancement programs to financial institutions.

•

Loyalty Products. The Company designs, implements and administers points-based loyalty programs for financial, travel, auto and other companies. The Company also provides enhancement benefits to major financial institutions in connection with their credit and debit card programs.

•

Affinion International. Affinion International comprises the Company’s Membership, Package and Loyalty customer engagement businesses outside North America. The Company expects to leverage its current European operational platform to expand its range of products and services, develop new partner relationships in various industries and grow its geographical footprint.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation Policies—The consolidated financial statements include the accounts of the Company, its wholly-owned and majority-owned subsidiaries where control exists and variable interest entities (VIEs) in which the Company is the primary beneficiary. The equity method of accounting is used for joint ventures and investments in associated companies over which the Company has significant influence, but does not have effective control. Significant influence is generally deemed to exist when the Company has an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such as representation on the investee’s Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method is appropriate. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany balances and transactions have been eliminated.

Variable Interest Entities—In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“FIN No. 46R”), which superseded FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”. FIN No. 46R addresses the consolidation of VIEs, including special purpose entities (“SPEs”), that are not controlled through voting interests or in which the equity investors do not bear the residual economic risks and rewards. FIN No. 46R requires a VIE to be consolidated by a company if that company is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns, or both (the company required to consolidate is called the “primary beneficiary”). In general, a VIE is a corporation, partnership, limited liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (i) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (ii) has a group of equity owners that are unable to make significant decisions about its activities, or (iii) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. FIN No. 46R also requires deconsolidation of a VIE if a company is not the primary beneficiary of the VIE. It also requires disclosures about VIEs that a company does not consolidate, but in which it has a significant variable interest, and about any potential VIE when a company is unable to obtain the information necessary to determine whether an entity is a VIE or whether the company is the primary beneficiary.

Share-Based Compensation—The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment” (“SFAS No. 123R”) as of the commencement of its operations on October 17, 2005. For all employee stock awards, the Company recognizes compensation expense, net of estimated forfeitures, over the requisite service period, which is the period during which the employee is required to provide services in exchange for the award. The requisite service period is often the vesting period. Stock compensation expense of the Company is included in general and administrative expense in the accompanying consolidated statements of operations.

Revenue Recognition

Membership—For retail memberships, annual full-money-back (“FMB”), annual pro rata and monthly memberships are offered, each of which is generally marketed with a free trial period. Membership revenue is not recognized until the trial period has expired, membership fees have been collected and the membership fees become non-refundable. Although payment is received from members at the beginning of an FMB membership, the memberships are cancelable for a full refund at any time during the membership period. Accordingly, FMB revenue is deferred and recognized at the end of the membership term when it is no longer subject to refund. Annual pro rata fees (related to memberships that are cancelable for a pro rata refund) are recognized ratably over the membership term as membership revenue is earned and no longer subject to refund. Monthly membership revenue is recognized when earned and no longer subject to refund.

For wholesale memberships, marketing partners are provided with programs and services and, in many cases, the marketing partners market those programs and services to their customer bases. Monthly or annual fees are received from the marketing partners based on the number of members who purchase these programs from the marketing partners and revenue is recognized as the monthly fees are earned.

Insurance—Commission revenue is recognized based on premiums earned by the insurance carriers that issue the policies. Premiums are typically paid either monthly or quarterly and revenue is recognized ratably over the underlying policy coverage period. There are also revenue and profit-sharing arrangements with the insurance carriers which issue the underlying insurance policies. Commission revenue from insurance programs is reported net of insurance costs totaling approximately $153.0 million in 2008, $163.5 million in 2007 and $163.7 million in 2006. Under a typical arrangement, commission revenue of approximately 60% of the gross premiums collected on behalf of the insurance carrier is initially retained and approximately 40% is remitted to the insurance carrier. No less frequently than annually, a profit-sharing settlement analysis is prepared which is based on the premiums paid to the insurance carriers less claims experience incurred to date, estimated claims incurred but not reported, reinsurance costs and carrier administrative fees. An accrual is made monthly for the expected share of this excess or shortfall based on the claims experience to date, including an estimate for claims incurred but not reported. The profit share excess is reflected in profit-sharing receivables from insurance carriers on the accompanying consolidated balance sheets. Historically, the claims experience has not resulted in a shortfall.

Package—One-time fees from marketing partners are earned upon the implementation of a package program and monthly fees are earned based on the number of customers enrolled in such program. Typically, a one-time implementation fee to design a package program for a marketing partner is charged and is recognized as revenue over the applicable contract term. Following program design, the marketing partner may also pay a one-time fee for each new member to cover initial enrollment costs. The one-time fee for enrollment is recognized as revenue over the contract term and the associated enrollment costs are expensed as incurred. The marketing partner collects revenue each month from its customers and pays a per participant monthly fee for the benefits and services. These monthly fees are recognized as revenue as the fees are earned. Strategic consultation, pricing and profitability consultation, competitive analysis and implementation assistance are provided and revenue is recorded at the time the services are performed.

Loyalty—Loyalty Solutions programs generate revenue from three primary product lines: loyalty, protection and convenience. Generally, loyalty revenue consists of an implementation fee on initial program set-up that is recognized over the contract term, with cash received upon completion of agreed-upon milestones, a monthly per member administrative fee and redemption fees that are recognized as earned. Loyalty redemption revenue is reported net of the pass through of fulfillment costs of $164.0 million in 2008, $118.4 million in 2007 and $111.2 million in 2006. Protection and convenience programs are sold to marketing partners on a wholesale basis; the partner generally provides the enhancements (e.g. credit card enhancements) to their customers and a monthly fee is received from the marketing partner based on the number of marketing partner customers who have access to the enhancement program. Marketing partners also purchase incentives (such as gift cards) and revenue is recognized upon the delivery of the incentives to the marketing partner.

Other—Other revenue primarily includes travel reservation services, royalties, co-operative advertising and shopping program revenues. Travel reservation service fee revenue is recognized when the traveler’s reservation or booking is made and secured by a credit card, net of estimated future cancellations and no shows. Royalty revenue is recognized monthly when earned and no longer subject to refund. Cooperative advertising revenue is earned from vendors that include advertising of their products and services in the membership program catalogues. Cooperative advertising revenue is recognized upon the distribution of the related travel or shopping catalogue to members. In connection with the shopping membership program, the Company operates a retail merchandising service that offers a variety of consumer products at a discount to members. Shopping program revenue is recorded net of merchandise product costs as the Company acts as an agent between the member and third-party merchandise vendor. Shopping program revenue is recorded upon the shipment of the merchandise by the vendor to the member.

Deferred Revenue—In addition to the items described above, deferred revenue includes the liability that the Company established at October 17, 2005 for the estimated refund obligation of $39.7 million, the balance of which was $0.7 million at December 31, 2007. There was no balance remaining as of December 31, 2008.

Marketing Expense

Membership—Marketing expense to acquire new members is recognized when incurred, which is generally prior to both the trial period and recognition of revenue for membership programs.

Insurance—Marketing expense to acquire new insurance business is recognized by the Company when incurred. Payments are made to marketing partners or third parties associated with acquiring rights to their existing block of insurance customers (contract rights) and for the renewal of existing contracts that provide the Company primarily with the right to retain billing rights for renewal of existing customers’ insurance policies and the ability to perform future marketing (list fees). These payments are deferred on the accompanying consolidated balance sheets, with contract rights amortized to amortization expense and list fees amortized to marketing expense over the initial and renewal term of the contract, as applicable, using an accelerated method of amortization for contractual terms longer than five years and the straight line method of amortization for contractual terms of five years or less. Since contract rights are considered acquisitions of intangible assets, the related amortization is recorded as amortization expense. Since list fees primarily grant the rights to perform future marketing, the related amortization is charged to marketing expense. The amortization methods employed generally approximate the expected pattern of net insurance revenue earned over the applicable contractual terms.

Package—Marketing costs associated with marketing partners’ in-branch programs are expensed as such programs are implemented. These costs include the printing of brochures, banners, posters, other in-branch collateral marketing materials, training materials, new account kits, member mailings and statement inserts. The Company performs a variety of direct mail campaigns where it incurs all associated marketing costs and, in return, receives a greater share of the revenue generated (the “Package Marketing Campaigns”). For these Package Marketing Campaigns, the marketing expense is recognized when incurred which is generally prior to the recognition of monthly revenue.

Commission Expense

Membership—Membership commissions represent payments to marketing partners, generally based on a percentage of revenue from the marketing of programs to such marketing partners’ customers. Commissions are generally paid for each initial and renewal membership following the collection of membership fees from the customer. Commission payments are deferred on the accompanying consolidated balances sheets as prepaid commissions and are expensed over the applicable membership period in the same manner as the related retail membership revenue is recognized.

Insurance—Insurance administrative fees represent payments made to bank marketing partners, generally based on a fee per insured or a percentage of the revenue earned from the marketing of insurance programs to such marketing partners’ customers. Administrative fees are paid for new and renewal insurance premiums received. Additionally, for certain channels and clients, commissions are paid to brokers. Administrative fees are included with commission expense on the accompanying consolidated statements of operations and are recognized ratably over the underlying insurance policy coverage period.

Package—Package commissions represent payments made to bank associations and brokers who provide support for the related programs. These commissions are based on a percentage of revenue and are expensed as the related revenue is recognized.

Operating Costs

Operating costs represent the costs associated with servicing our members and end-customers. These costs include product fulfillment costs, communication costs with members and end-customers, and payroll, telecommunications and facility costs attributable to operations responsible for servicing our members and end-customers.

Income Taxes

Income tax expense is determined using the asset and liability method, under which deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates. Deferred tax assets are recorded net of a valuation allowance when, based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Decreases to the valuation allowance are recorded as reductions to the income tax expense or to goodwill if related to allowances established prior to the Apollo Transactions, while increases to the valuation allowance result in additional income tax expense. The realization of deferred tax assets is primarily dependent on estimated future taxable income. As of December 31, 2008 and 2007, the Company has recorded a full valuation allowance for its U.S. federal deferred tax assets. The Company has also recorded valuation allowances against the deferred tax assets of certain state and foreign taxing jurisdictions as of December 31, 2008 and 2007.

The Company recognizes uncertainty in income tax positions under a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The cash and cash equivalents balance includes $6.3 million that was required by certain foreign regulatory authorities to be transferred to the International travel business and is available to be utilized by the International travel business.

Restricted Cash

Restricted cash amounts relate primarily to insurance premiums collected from members that are held pending remittance to third-party insurance carriers. These amounts are not available for general operations under state insurance laws or under the terms of the agreements with the carriers that underwrite and issue insurance policies to the members. Changes in such amounts are included in operating cash flows in the consolidated statements of cash flows. Restricted cash also includes amounts to collateralize certain bonds and letters of credit issued on the Company’s behalf and amounts held in escrow. Changes in such amounts are included in investing cash flows in the consolidated statements of cash flows.

Derivative Instruments

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Instruments”, and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, the Company records all derivative instruments on the balance sheet at fair value. Changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met. Changes in the fair value of derivatives that are designated as fair value hedges, along with the gain or loss on the hedged item, are recognized in current period earnings in the consolidated statements of operations. For derivative instruments that are designated as cash flow hedges, the effective portion of changes in the fair value of derivative instruments is initially recorded in other comprehensive income and subsequently reclassified into earnings when the hedged transaction affects earnings. Any ineffective portion of changes in the fair value of cash flow hedges are immediately recognized in earnings.

The Company uses derivative financial instruments to manage its interest rate risk. Through December 31, 2008 the Company entered into two interest rate swaps (see Note 17—Financial Instruments). The interest rate swaps are recorded at fair value. The swaps are not designated as hedging instruments and therefore changes in their fair value are recognized currently in earnings. The Company does not use derivative instruments for speculative purposes.

Property and Equipment

Property and equipment are stated at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements and computer equipment under capital leases is determined using the straight-line method over the shorter of the estimated useful lives of the related assets or the lease term. Useful lives are from 2 to 15 years for leasehold improvements, from 3 to 10 years for capitalized software, from 3 to 5 years for computer equipment and from 3 to 7 years for furniture, fixtures and equipment.

Internally-Developed Software

Internally developed software is accounted for in accordance with Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). SOP 98-1 requires all costs related to the development of internal use software other than those incurred during the application development stage to be expensed as incurred. Costs incurred during the application development stage are capitalized and amortized over the estimated useful life of the related software.

Goodwill and Identifiable Intangible Assets

Goodwill represents the excess of acquisition costs over the fair value of the net assets acquired. Goodwill has been assigned to the Company’s reporting units and is tested for impairment at least annually based on financial data relating to the reporting unit to which it has been assigned. The Company’s reporting units are comprised of the four reportable operating segments—Membership products, Insurance and package products, Loyalty products and International products. The Company evaluates the recoverability of the carrying value of each reporting unit’s goodwill as of December 1, or sooner if events occur or circumstances change, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Goodwill is tested for impairment by comparing the carrying value of each reporting unit to its fair value. The Company determines the fair value of its reporting units utilizing discounted cash flows and incorporating assumptions that it believes marketplace participants would utilize. If the carrying amount of the reporting unit is greater than its fair value, a comparison of the reporting unit’s implied goodwill is compared to the carrying amount of the goodwill to determine the amount of the impairment, if any. Any impairment is recognized in earnings in the period in which the impairment is determined. See Note 4—Intangible Assets.

Indefinite-lived intangible assets, if any, are tested for impairment annually, or sooner if events occur or circumstances change, in accordance with SFAS No. 142. An indefinite-lived intangible asset is tested for impairment by comparing its fair value to its carrying amount and, if the carrying amount is greater than the fair value, recognizing an impairment loss for the excess.

The Company’s intangible assets as of December 31, 2008 and 2007 consist primarily of intangible assets with finite useful lives acquired by the Company in the Apollo Transactions and are recorded at their respective fair values in accordance with SFAS No. 141, “Business Combinations”. Finite-lived intangible assets are amortized as follows:

Intangible Asset	Amortization Method	Estimated Useful Lives
Member relationships	Declining balance	7 years
Affinity relationships	Declining balance	10 years
Proprietary databases and systems	Straight line	3 years
Trademarks and tradenames	Straight line	15 years
Patents and technology	Declining balance	12 years
Covenants not-to-compete	Straight line	Contract life

Impairment of Long-Lived Assets

The Company evaluates the recoverability of the carrying amount of its long-lived assets when events and circumstances indicate that an evaluation is warranted. For long-lived assets held and used by the Company, an impairment loss is recognized only if the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If an asset is determined to be impaired, the loss is measured based on the difference between the fair value of the long-lived asset and its carrying amount.

Self-Insurance Reserves

At both December 31, 2008 and 2007, included in accounts payable and accrued expenses on the consolidated balance sheets are liabilities of $2.1 million, primarily related to health and welfare programs provided to employees in North America. Such compensation programs are self-insured. The required liability of such benefits is estimated based on actual claims outstanding and the estimated costs of claims incurred but not reported as of the balance sheet date.

Foreign Currency Translation

Assets and liabilities of non-U.S.-dollar functional currency foreign operations are translated at exchange rates as of the balance sheet dates. Revenues and expenses of non-U.S.-dollar functional currency foreign operations are translated at average exchange rates during the periods presented. Translation adjustments resulting from the process of translating the non-U.S.-dollar functional currency foreign operation financial statements into U.S. dollars are included in accumulated other comprehensive income. Gains or losses resulting from foreign currency transactions are included in the consolidated statements of operations. Foreign currency gains and losses relating to non-operational transactions are included in other income (expense), net. Foreign currency gains and losses relating to operations are included in general and administrative expense.

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Examples of such estimates include accounting for profit-sharing receivables from insurance carriers, accruals and income tax valuation allowances, estimated fair values of assets and liabilities acquired in business combinations and estimated fair values of financial instruments.

Concentration

The Company generally derives a substantial portion of its net revenues from members and end-customers through approximately 10 of the Company’s marketing partners. For the years ended December 31, 2008, 2007 and 2006, the Company derived approximately 52%, 52% and 64%, respectively, of its net revenues from members and end-customers through marketing and servicing agreements with 10 of its marketing partners, and its largest marketing partner accounted for 10.4% of consolidated net revenues for the year ended December 31, 2008. In 2007, the Company’s two largest marketing partners accounted for 11.4% and 11.1% of consolidated net revenues. In 2006, the Company’s two largest marketing partners accounted for 16.0% and 12.9% of consolidated net revenues. Many of these key marketing partner relationships are governed by agreements that may be terminated without cause by the marketing partners upon notice of as few as 90 days without penalty. Some of these agreements may be terminated by the Company’s marketing partners upon notice of as few as 30 days without penalty. Moreover, under many of these agreements, the marketing partners may cease or reduce their marketing of the Company’s services without terminating or breaching agreements with the Company. A loss of key marketing partners, a cessation or reduction in their marketing of the Company’s services, or a decline in their businesses could have a material adverse effect on the Company’s future revenue.

Allowance for Doubtful Accounts

The activity in the allowance for doubtful accounts is as follows:

	Year Ended December 31, 2008	Year Ended December 31, 2007
Balance at beginning of period	$1.3	$2.4
Provision charged to expense, net of recoveries	0.1	(0.8)
Write-offs	(0.6)	(0.3)

Balance at end of period	$0.8	$1.3

Supplemental Disclosure of Cash Flow Information

During 2008, the Company assumed all of the liabilities and obligations of certain ex-Cendant entities relating to a loyalty program for which the ex-Cendant entities had previously provided certain loyalty program-related benefits. The Company received cash and receivables with a fair value substantially equivalent to the fair value of the fulfillment obligation relating to the loyalty program points outstanding as of the closing date. In addition, during 2008 the Company entered into a capital lease, acquiring property and equipment with a fair value of $0.7 million. At December 31, 2008, the Company had accruals of $1.8 million related to the acquisition of property and equipment.

During 2007, the Company paid $0.8 million in cash and issued notes with a present value of $1.3 million to acquire proprietary databases and systems valued at $2.1 million. In addition, the Company assumed $0.6 million of liabilities in connection with the acquisition of a credit card registration membership business from a U.S.-based financial institution. At December 31, 2007, the Company had accruals of $1.7 million related to the acquisition of property and equipment.

During 2006, the Company recognized a long-term liability of $35.1 million for the deferred purchase price of the acquisition of contract rights. In addition, goodwill was reduced by $45.7 million in connection with finalization of the purchase price allocation. Significant adjustments of goodwill related to an increase in intangible assets of $34.0 million, a decrease in deferred revenue of $23.7 million, an increase in other long-term liabilities of $14.3 million, a decrease in prepaid commissions of $8.1 million, an increase in other current assets of $6.0 million, and an increase in profit-sharing receivables of $5.8 million. At December 31, 2006, the Company had accruals of $0.3 million related to the acquisition of property and equipment.

Recently Adopted Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 (“FSP-FAS No. 157-2”), delaying the effective date of SFAS No. 157 for certain nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and other items at fair value. The fair value option permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected would be recognized in earnings at each subsequent reporting date. Generally, the fair value option may be applied instrument by instrument and is irrevocable unless a new election date occurs. Effective January 1, 2008, the Company adopted SFAS No. 157 and SFAS No. 159. Adoption of SFAS No. 157 and SFAS No. 159 did not have a material impact on the Company’s consolidated financial position, results of operations and cash flows and the Company did not elect the fair value option available under SFAS No. 159 for any of its financial instruments. The Company’s adoption of SFAS No. 157 for certain nonfinancial assets and nonfinancial liabilities in accordance with FSP-FAS No. 157-2 is not expected to have a material impact on the Company’s consolidated financial position, results of operations and cash flows. See Note 17 for additional information.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (“SFAS No. 141R”), which replaced SFAS No. 141, “Business Combinations” (“SFAS No. 141”). SFAS No. 141R retains the fundamental requirements in SFAS No. 141 that the acquisition or purchase method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS No. 141R also retains the guidance in SFAS No. 141 for identifying and recognizing intangible assets separately from goodwill. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and to deferred taxes related to business combinations for which the acquisition date was prior to the adoption of SFAS No. 141R. SFAS No. 141R can not be applied prior to that date.

3. ACQUISITIONS

On December 11, 2008, the Company acquired the outstanding equity of Loyaltybuild Limited (“Loyaltybuild”), a loyalty program benefit provider and accommodation reservation booking business. The purchase price consisted of an initial payment at closing of $16.1 million, with additional payments up to a maximum of EUR 16.0 million, or approximately $22.6 million, based on 2009 and 2010 earnings. The initial purchase price, including transaction costs of $0.4 million, was allocated among the acquired assets and assumed liabilities, principally between affinity relationships of $8.3 million, proprietary databases and systems of $1.7 million, a deferred tax liability of $1.3 million and covenants not to compete of $0.2 million, based on their respective fair values as of the acquisition date. The historical value of assets acquired in excess of liabilities assumed was approximately $3.2 million, resulting in the recognition of goodwill of $4.4 million. The affinity relationships are being amortized on an accelerated basis over 10 years, and proprietary databases and systems and covenants not to compete are being amortized on a straight line basis over 5 years and 2 years, respectively. The post-acquisition operating results of Loyaltybuild included in the Company’s consolidated statement of operations for the year ended December 31, 2008 were de minimis.

On August 22, 2008, the Company entered into an agreement to acquire certain assets and assume certain liabilities of RCI Europe, an ex-Cendant entity. Under the agreement, the Company acquired all of the assets and assumed all of the liabilities of RCI Europe’s travel services business that served the Company’s customers in Europe. Following this acquisition, the Company provides travel services directly to its customers. The transaction was completed during the fourth quarter of 2008 for nominal consideration.

On June 30, 2008, the Company entered into an Assignment and Assumption Agreement (“AAA”) with certain ex-Cendant entities. Prior to this transaction, the ex-Cendant entities provided certain loyalty program-related benefits and services to credit card holders of a major financial institution and received a fee from this financial institution based on spending by the credit card holders. Under the AAA, the Company assumed all of the liabilities and obligations of the ex-Cendant entities relating to the loyalty program, including the fulfillment of the then-outstanding loyalty program points obligations. In connection with the transaction, on the June 30, 2008 closing date, the Company received cash and receivables with a fair value substantially equivalent to the fair value of the fulfillment obligation relating to the loyalty program points outstanding as of the closing date. The receivables are due and payable to the Company over a three year period following the closing date.

On December 31, 2007, the Company acquired a credit card registration membership business from a U.S.-based financial institution for approximately $49.5 million plus approximately $0.2 million of transaction costs. The purchase price was allocated among the acquired assets and assumed liabilities based on their fair value on the acquisition date. The purchase price has been allocated to member relationships of $48.5 million being amortized over seven years, trademarks and tradenames of $0.8 million being amortized over one to fifteen years, non-compete agreements of $1.0 million being amortized over five years, and liabilities assumed of $0.6 million.

4. INTANGIBLE ASSETS

Intangible assets consisted of:

	December 31, 2008			December 31, 2007
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:
Member relationships	$806.7	$(509.7)	$297.0	$809.7	$(388.5)	$421.2
Affinity relationships	576.7	(306.2)	270.5	583.3	(250.5)	332.8
Proprietary databases and systems	55.9	(53.2)	2.7	54.2	(38.8)	15.4
Trademarks and tradenames	25.5	(5.7)	19.8	26.6	(3.8)	22.8
Patents and technology	25.0	(11.6)	13.4	25.0	(9.1)	15.9
Covenants not to compete	1.2	(0.2)	1.0	1.0	—	1.0

	$1,491.0	$(886.6)	$604.4	$1,499.8	$(690.7)	$809.1

The December 31, 2008 gross carrying amounts for affinity relationships, proprietary databases and systems and covenants not to compete all include the intangibles obtained through the acquisition of Loyaltybuild Limited (see Note 3—Acquisitions). Foreign currency translation resulted in a decline in the gross carrying amount of intangible assets and accumulated amortization of $19.0 million and $10.9 million, respectively.

Amortization expense relating to intangible assets was as follows:

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Member relationships	$123.1	$145.6	$198.7
Affinity relationships	64.5	86.5	132.2
Proprietary databases and systems	14.5	17.8	17.3
Trademarks and tradenames	2.2	1.7	1.7
Patents and technology	2.4	2.6	6.2
Covenants not to compete	0.2	—	—

Total	$206.9	$254.2	$356.1

Based on the Company’s amortizable intangible assets as of December 31, 2008, the Company expects the related amortization expense for the five succeeding fiscal years to be approximately $154.6 million in 2009, $128.4 million in 2010, $110.2 million in 2011, $89.1 million in 2012 and $41.0 million in 2013.

The changes in the Company’s carrying amount of goodwill for the years ended December 31, 2008 and 2007 are as follows:

	Balance at January 1, 2007	Currency Translation	Balance at December 31, 2007	Acquisitions	Currency Translation	Balance at December 31, 2008
Membership products	$231.1	$—	$231.1	$—	$—	$231.1
Insurance and package products	58.3	—	58.3	—	—	58.3
International products	10.6	2.0	12.6	5.3	0.2	18.1

Total	$300.0	$2.0	$302.0	$5.3	$0.2	$307.5

Substantially all of the change in goodwill of International products in 2008 is attributable to the acquisitions of Loyaltybuild Limited, a loyalty program benefit provider and accommodation reservation booking business and the European travel services business, based on preliminary purchase price allocations (see Note 3—Acquisitions).

5. CONTRACT RIGHTS AND LIST FEES

Contract rights and list fees consisted of:

	December 31, 2008			December 31, 2007
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Contract rights	$55.4	$(28.3)	$27.1	$72.5	$(20.6)	$51.9
List fees	19.5	(5.9)	13.6	14.6	(3.3)	11.3

	$74.9	$(34.2)	$40.7	$87.1	$(23.9)	$63.2

During 2006, the Company acquired the servicing rights for a membership program and the members of such program from a major bank. The Company paid GBP 8.1 million ($16.0 million) at closing and is obligated to pay a percentage of future renewal revenues (including a guaranteed minimum amount) to the seller. The total purchase price of GBP 26.8 million ($52.5 million), including the estimated present value of the future payments, has been included in contract rights and list fees and will be amortized on an accelerated basis over the estimated life of the contract rights to approximate the expected pattern of the underlying future revenues. During 2007, the Company revised its estimate of the future renewal revenues and the related future payments due to the bank. As a result of the revised estimate, the Company increased the carrying amount of the contract rights and increased its liability to the bank by GBP 7.5 million ($15.1 million).

Amortization expense for the year ended December 31, 2008 was $19.8 million, of which $2.6 million is included in marketing expense and $17.2 million is included in depreciation and amortization expense in the consolidated statement of operations for the year ended December 31, 2008. Amortization expense for the year ended December 31, 2007 was $21.0 million, of which $2.2 million is included in marketing expense and $18.8 million is included in depreciation and amortization expense in the consolidated statement of operations for the year ended December 31, 2007. Amortization expense for the year ended December 31, 2006 was $3.3 million, of which $1.4 million is included in marketing expense and $1.9 million is included in depreciation and amortization expense in the consolidated statement of operations for the year ended December 31, 2006. Based on the Company’s contract rights and list fees as of December 31, 2008, the Company expects the related amortization expense for the five succeeding fiscal years to be approximately $14.2 million in 2009, $11.0 million in 2010, $8.7 million in 2011, $2.0 million in 2012 and $1.7 million in 2013.

6. OTHER CURRENT ASSETS

Other current assets consisted of:

	December 31,
	2008	2007
Prepaid membership materials	$12.7	$8.8
Prepaid insurance costs	3.5	5.3
Other receivables	8.1	7.4
Prepaid merchant fees	2.5	3.1
Other	15.6	14.8

Total	$42.4	$39.4

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of:

	December 31,
	2008	2007
Leasehold improvements	$12.0	$12.2
Capitalized software	118.5	95.1
Computer equipment ($1.7 million and $1.1 million in 2008 and 2007, respectively, under capital leases)	55.0	43.5
Furniture, fixtures and equipment	9.0	9.1
Projects in progress	16.6	19.6

	211.1	179.5
Less: Accumulated depreciation and amortization	(119.9)	(88.7)

Total	$91.2	$90.8

Certain 2007 balances have been reclassified from furniture, fixtures and equipment to computer equipment to conform to 2008 classifications.

Depreciation and amortization expense on property and equipment totaled $36.1 million for the year ended December 31, 2008, $37.8 million for the year ended December 31, 2007 and $38.8 million for the year ended December 31, 2006.

8. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of:

	December 31,
	2008	2007
Accounts payable	$82.7	$70.7
Accrued commissions	17.3	22.4
Accrued payroll and related costs	29.0	37.0
Accrued product costs	37.3	29.4
Accrued marketing costs	26.4	22.6
Accrued interest	18.6	20.7
Accrued taxes, other than income taxes	22.7	23.4
Accrued legal and professional fees	6.7	15.4
Other	27.5	22.6

Total	$268.2	$264.2

Certain 2007 balances have been reclassified from accrued commissions to accounts payable to conform to 2008 classifications.

Employee retention bonuses totaling $14.3 million granted in connection with the Apollo Transactions were accrued and recognized ratably as compensation expense by the Company through the future contractual payment dates since these payments were contingent upon the employee being in the employ of the Company at the payment date. Certain employees elected to receive their bonus amounts in stock of Affinion Holdings. Employee retention bonus payments were made during the fourth quarter of 2006. Compensation expense relating to the employee retention bonuses included in general and administrative expenses for the year ended December 31, 2006 was $10.5 million. There was no compensation expense relating to the employee retention bonuses for the years ended December 31, 2007 and 2008.

9. LONG-TERM DEBT

Long-term debt consisted of:

	December 31,
	2008	2007
Term loan due 2012	$655.0	$655.0
Revolving credit facility expiring in 2011	57.0	38.5
10 1/8% senior notes due 2013, net of unamortized discount of $1.4 million and $1.7 million, respectively, with an effective interest rate of 10.285%	302.6	302.3
11 1/2% senior subordinated notes due 2015, net of unamortized discount of $3.6 million and $4.2 million, respectively, with an effective interest rate of 11.75%	351.9	351.3
Capital lease obligations	0.8	0.4

Total debt	1,367.3	1,347.5
Less: current portion of long-term debt	(6.7)	(0.2)

Long-term debt	$1,360.6	$1,347.3

On October 17, 2005, the Company entered into a senior secured credit facility (“Affinion Credit Facility”). The Affinion Credit Facility is comprised of a term loan that initially totaled $860.0 million due in 2012 and a $100.0 million revolving credit facility terminating in 2011. The revolving credit facility includes letter of credit and swingline sub-facilities. The term loan provides, at the Company’s option, for interest rates of a) adjusted

LIBOR plus 2.50% or b) the higher of i) Credit Suisse, Cayman Island Branch’s prime rate and ii) the Federal Funds Effective Rate plus 0.5% (“ABR”), in each case plus 1.50%. As of December 31, 2008 and 2007, the interest rates on the term loan were 4.65% and 7.48% respectively. The revolving credit facility provides, at the Company’s option, for interest rates of adjusted LIBOR plus 2.75% or ABR plus 1.75% subject to downward adjustment based on the Company’s senior secured bank leverage ratio, as set forth in the agreement governing the Affinion Credit Facility. As of December 31, 2008 and 2007, the interest rate on the revolving credit facility was 3.87% and 7.91%, respectively. Effective January 4, 2007, the Affinion Credit Facility was amended to decrease the interest rate on the term loan facility by 25 basis points and to provide for an additional 25 basis point decrease upon achievement of certain credit rating thresholds. The Affinion Credit Facility is secured by all of the Company’s outstanding stock held by Affinion Holdings and by substantially all of the assets of the Company, subject to certain exceptions. The term loan requires quarterly repayments totaling $8.6 million per annum with the balance payable at maturity in October 2012 subject to reductions for certain prepayments. Through December 31, 2008, the Company had made nine voluntary prepayments of the term loan aggregating $205.0 million and, therefore, all of the Company’s mandatory repayment obligations have been satisfied, other than required annual payments, if any, based on excess cash flow. The Affinion Credit Facility generally requires the Company to prepay the outstanding term loan with proceeds from certain asset dispositions that are not reinvested, a portion of excess cash flow beginning in July 2006 and the net cash proceeds from certain debt issued in the future, as set forth in the agreement governing the Affinion Credit Facility. The Affinion Credit Facility also permits the Company to obtain additional borrowing capacity up to the greater of $175.0 million and an amount equal to Adjusted EBITDA, as set forth in the agreement governing the Affinion Credit Facility, for the most recent four-quarter period. The revolving credit facility carries a commitment fee of 0.5% on the unused amount. As of December 31, 2008 and 2007, $57.0 million and $38.5 million, respectively, had been drawn down under the revolving credit facility.

As of December 31, 2008, the Company had $41.2 million available for borrowing under the Affinion Credit Facility, after giving effect to the issuance of $1.8 million of letters of credit.

On October 17, 2005, the Company issued senior notes (“Senior Notes”), with a face value of $270.0 million, for net proceeds of $266.4 million. The Senior Notes bear interest at 10 1/8% per annum, payable semi-annually on April 15 and October 15 of each year. The Senior Notes mature on October 15, 2013. The Company may redeem all or part of the Senior Notes at any time on or after October 15, 2009 at redemption prices (generally at a premium) set forth in the indenture governing the Senior Notes. The Senior Notes are senior unsecured obligations and rank equally in right of payment with the Company’s existing and future senior obligations and senior to the Company’s existing and future senior subordinated indebtedness. As discussed in Note 20—Guarantor/Non-Guarantor Supplemental Financial Information, the Senior Notes are guaranteed by certain subsidiaries of the Company.

On May 3, 2006, the Company issued an additional $34.0 million aggregate principal amount of Senior Notes at a premium and applied the proceeds, together with cash on hand, to repay the remaining $34.1 million of outstanding borrowings under the Bridge Loan, as defined below, plus accrued interest, and to pay fees and expenses associated with such issuance. These Senior Notes were issued as additional notes under the Senior Notes indenture dated October 17, 2005 and, together with the $270.0 million of Senior Notes originally issued under such indenture, are treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

On April 26, 2006, the Company issued $355.5 million aggregate principal amount of 11 1/2% senior subordinated notes due October 15, 2015 (the “Senior Subordinated Notes”) and applied the gross proceeds of $350.5 million to repay $349.5 million of outstanding borrowings under a then-outstanding $383.6 million senior subordinated loan facility (the “Bridge Loan”), plus accrued interest, and used cash on hand to pay fees and expenses associated with such issuance.

The Senior Subordinated Notes bear interest at 11 1/2% per annum, payable semi-annually on April 15 and October 15 of each year. The Senior Subordinated Notes mature on October 15, 2015. The Company may redeem some or all of the Senior Subordinated Notes at any time on or after October 15, 2010 at redemption prices (generally at a premium) set forth in the indenture governing the Senior Subordinated Notes. The Senior Subordinated Notes are unsecured obligations of the Company and rank junior in right of payment with the Company’s existing and future senior obligations and senior to the Company’s future subordinated indebtedness. The Senior Subordinated Notes are guaranteed by the same subsidiaries of the Company that guarantee the Affinion Credit Facility and the Senior Notes as discussed in Note 20—Guarantor/Non-Guarantor Supplemental Financial Information.

On September 13, 2006, the Company completed a registered exchange offer and exchanged all of the then-outstanding 10 1/8% Senior Notes due 2013 and all of the then-outstanding 11 1/2% Senior Subordinated Notes due 2015 into a like principal amount of 10 1/8 % Senior Notes due 2013 and 11 1/2% Senior Subordinated Notes due 2015, respectively, that have been registered under the Securities Act of 1933, as amended.

The Affinion Credit Facility, the Senior Notes and the Senior Subordinated Notes all contain restrictive covenants related primarily to the Company’s ability to distribute dividends, redeem or repurchase capital stock, sell assets, issue additional debt or merge with or acquire other companies. The Company and its subsidiaries may pay dividends of up to $35.0 million in the aggregate provided that no default or event of default has occurred or is continuing, or would result from the dividend. Payment of additional dividends requires the satisfaction of various conditions, including meeting defined leverage ratios and a defined fixed charge coverage ratio, and the total dividend paid can not exceed a calculated amount of defined available free cash flow. The covenants in the Affinion Credit Facility also require compliance with a consolidated leverage ratio and an interest coverage ratio. In 2007 and 2008, the Company paid dividends to its parent company of $32.2 million and $37.0 million, respectively. The Company was in compliance with the covenants referred to above as of December 31, 2008. Payment under each of the debt agreements may be accelerated in the event of a default. Events of default include the failure to pay principal and interest when due, covenant defaults (unless cured within applicable grace periods, if any), events of bankruptcy and, for the Affinion Credit Facility, a material breach of representation or warranty and a change of control.

Debt issuance costs related to the various debt instruments are being amortized to interest expense over the term of the applicable debt issue using the effective interest rate method. The unamortized debt issuance costs totaled $23.5 million and $28.5 million as of December 31, 2008 and 2007, respectively, and are included in other non-current assets on the consolidated balance sheets. The debt discounts and premiums are also being amortized to interest expense over the term of the applicable debt issue using the effective interest rate method.

The Company also leases certain equipment under capital leases expiring through 2013.

The aggregate maturities of debt, including capital leases, as of December 31, 2008 are as follows:

Amount
2009	$6.7
2010	0.2
2011	57.1
2012	648.7
2013	304.1
Thereafter	355.5

$1,372.3

On January 31, 2007, Affinion Holdings entered into a five-year $350.0 million senior unsecured term loan facility with certain banks at an initial interest rate of LIBOR plus 6.25%. This loan matures on March 1, 2012. The interest rate is subject to additional increases over time and further increases if, in lieu of paying cash interest, the interest is paid by Affinion Holdings by adding such interest to the principal amount of the loans. The loan contains restrictive covenants related primarily to the Company’s and Affinion Holdings’ ability to distribute dividends, redeem or repurchase capital stock, sell assets, issue additional debt or merge with or acquire other companies. During 2008, Affinion Holdings entered into three interest rate swap agreements with the same counterparty that effectively convert the $350.0 million senior unsecured term loan into a fixed rate obligation. During 2007 and 2008, the Company made dividend distributions to Affinion Holdings of $32.2 million and $37.0 million, respectively, to enable Affinion Holdings to service its debt. The Company expects that, in the future, to the extent that it is permitted contractually and legally to pay cash dividends to Affinion Holdings, Affinion Holdings will require the Company to pay cash dividends to service Affinion Holdings’ net cash obligations under the loan facility and interest rate swap agreements. The Company and its subsidiaries do not guarantee the Affinion Holdings term loan facility.

Subsequent Event—In January 2009, the Company entered into an interest rate swap effective February 21, 2011. The swap has a notional amount of $500.0 million and terminates on October 17, 2012. Under the swap, the Company has agreed to pay a fixed rate of interest of 2.985% in exchange for receiving floating payments based on a three-month LIBOR on the notional amount for each applicable period. This swap is intended to reduce a portion of the variability of the future interest payments on the Company’s term loan facility for the period after the Company’s existing swaps expire.

10. NON-CONTROLLING INTEREST

At December 31, 2008 and 2007, non-controlling interest was comprised of a 50% share in Cims South Africa (Proprietary) Limited (“Cims South Africa”). The other shareholder holds 50% of the outstanding common shares of Cims South Africa and profits and losses are allocated in proportion to each shareholder’s ownership interest.

Distributions made to the other shareholder totaled $0.4 million and $0.3 million for the years ended December 31, 2008 and 2007, respectively. No distribution was made to the other shareholder in 2006.

11. EQUITY

The Company is a wholly owned subsidiary of Affinion Holdings. At January 1, 2006, common stock and paid-in capital consisted of a cash contribution of $275.0 million and the fair values of Affinion Holdings’ preferred stock of $80.4 million and warrants of $16.7 million issued to Cendant in connection with the Apollo Transactions. During 2006, Affinion Holdings contributed additional capital of $8.8 million. During 2007 and 2008, the Company made dividend distributions to Affinion Holdings aggregating $32.2 million and $37.0 million, respectively.

12. INCOME TAXES

The income tax expense consisted of the following:

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Current:
Federal	$—	$—	$—
State	(0.5)	(6.0)	(1.0)
Foreign	(5.5)	(4.6)	(1.9)

	(6.0)	(10.6)	(2.9)

Deferred:
Federal	(6.6)	(6.9)	(6.4)
State	(1.6)	3.0	0.2
Foreign	6.7	9.8	2.8

	(1.5)	5.9	(3.4)

	$(7.5)	$(4.7)	$(6.3)

Pre-tax loss for domestic and foreign operations before minority interests consisted of the following:

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Domestic	$(84.6)	$(158.1)	$(398.4)
Foreign	4.1	(28.0)	(33.2)

Pre-tax loss	$(80.5)	$(186.1)	$(431.6)

Deferred income tax assets and liabilities consisted of the following:

	December 31,
	2008	2007
Current deferred income tax assets:
Accrued expenses and deferred revenue	$54.5	$57.5
Prepaid expenses	—	0.4
Provision for doubtful accounts	0.5	0.2
Other	3.5	2.8

Current deferred income tax assets	58.5	60.9
Current deferred income tax liabilities:
Profit-sharing receivables from insurance carriers	(29.6)	(23.1)
Accrued expenses	(5.4)	(7.5)
Deferred revenue	—	(0.7)
Prepaid expenses	(19.3)	(14.5)

Current deferred income tax liabilities	(54.3)	(45.8)
Valuation allowance	(3.7)	(14.2)

Current net deferred income tax asset (liability)	$0.5	$0.9

Non-current deferred income tax assets:
Net operating loss carryforwards	$86.1	$84.1
State net operating loss carryforwards	5.7	6.9
Depreciation and amortization	414.4	315.2
Other	6.3	4.7
Foreign tax credits	13.7	8.6

Non-current deferred income tax assets	526.2	419.5
Non-current deferred income tax liabilities:
Other	(4.2)	(0.5)
Depreciation and amortization	(197.5)	(141.4)

Non-current deferred income tax liabilities	(201.7)	(141.9)
Valuation allowance	(345.0)	(297.8)

Non-current net deferred income tax liability	$(20.5)	$(20.2)

For federal and state income tax purposes, the Apollo Transactions are treated as a purchase of assets and an assumption of liabilities at fair market value. Certain liabilities recognized for financial statement reporting purposes are not recognized for federal and state income tax purposes with respect to the Apollo Transactions and give rise to future income tax deductions. Therefore, the differences between the values allocated to the assets and liabilities under purchase accounting and the tax bases of the respective assets and liabilities give rise to a net deferred tax asset of approximately $3.6 million as of October 17, 2005. A valuation allowance of approximately $3.3 million was recognized in purchase accounting since it is more likely than not that these net deferred tax assets will not be realized. Goodwill arising from the Apollo Transactions will be deductible for tax purposes.

With respect to the Apollo Transactions, for foreign income tax purposes, a deferred tax liability was established in purchase accounting of approximately $32.4 million to reflect the difference between the values allocated to the assets and liabilities for financial reporting purposes with respect to the foreign entities and the related local income tax values of such assets and liabilities.

As of December 31, 2008, Affinion Holdings and its subsidiaries had federal net operating loss carryforwards of approximately $300.0 million (which will expire in 2025 through 2028) and foreign tax credit carryovers of approximately $13.7 million (which will expire in 2015 through 2018). Affinion Holdings and its subsidiaries have state net operating loss carryforwards of approximately $137.8 million (which expire, depending on the jurisdiction, between 2010 and 2028) and state tax credits of $1.1 million (which expire between 2010 and 2012). Full valuation allowance has been recognized with respect to these carryforwards and credits because it is more likely than not that these assets will not be realized. Affinion Holdings and its subsidiaries also have net operating loss carryforwards in foreign jurisdictions. These net operating losses total approximately $33.7 million (of the net operating losses that expire, expiring between 2010 and 2023). Affinion Holdings and its subsidiaries have concluded that a valuation allowance relating to approximately $17.0 million of these net operating losses is required due to the uncertainty as to their realization. The valuation allowances against foreign deferred tax assets has been decreased for the U.K. by $4.9 million, Italy by $1.5 million and Sweden by $0.6 million, based on management’s expectation of realization. The valuation allowance for state deferred tax assets has increased by $3.6 million. The carrying value of Affinion Holdings’ valuation allowance against all of its deferred tax assets at December 31, 2008 totaled $379.1 million.

As of December 31, 2008, the Company had federal net operating loss carryforwards of approximately $219.9 million (which will expire in 2025 through 2028) and foreign tax credit carryovers of approximately $13.7 million (which will expire in 2015 through 2018). The Company has state net operating loss carryforwards of approximately $118.1 million (which expire, depending on the jurisdiction, between 2010 and 2028) and state tax credits of $1.1 million (which expire between 2010 and 2012). Full valuation allowance has been recognized with respect to these carryforwards and credits because it is more likely than not that these assets will not be realized. The Company also has net operating loss carryforwards in foreign jurisdictions. These net operating losses total approximately $33.7 million (of the net operating losses that expire, expiring between 2010 and 2023). The Company has concluded that a valuation allowance relating to approximately $17.0 million of these net operating losses is required due to the uncertainty as to their realization. The valuation allowances against foreign deferred tax assets has been decreased for the U.K. by $4.9 million, Italy by $1.5 million and Sweden by $0.6 million, based on management’s expectation of realization. The valuation allowance for state deferred tax assets has increased by $3.5 million. The carrying value of the Company’s valuation allowance against all its deferred tax assets at December 31, 2008 totaled $348.7 million.

As of December 31, 2007, Affinion Holdings and its subsidiaries had federal net operating loss carryforwards of approximately $250.5 million (which will expire in 2025 through 2027) and foreign tax credit carryovers of approximately $8.6 million (which will expire in 2015 through 2017). Affinion Holdings and its subsidiaries have state net operating loss carryforwards of approximately $164.5 million (which expire, depending on the jurisdiction, between 2010 and 2027) and state tax credits of $0.6 million (which expire between 2010 and 2011). Full valuation allowance has been recognized with respect to these carryforwards and credits because it is more likely than not that these assets will not be realized. Affinion Holdings and its subsidiaries also have net operating loss carryforwards in foreign jurisdictions. These net operating losses total approximately $39.8 million (of the net operating losses that expire, expiring between 2010 and 2016). Affinion Holdings and its subsidiaries have concluded that a valuation allowance relating to approximately $26.6 million of these net operating losses is required due to the uncertainty as to their realization. The valuation allowance against foreign net operating losses has been increased in the U.K. by $3.9 million and decreased in the Netherlands by $15.1 million based on management’s expectation of realization. The valuation allowance for state deferred tax assets has been increased by $16.6 million subsequent to a change in form of a domestic subsidiary. The carrying value of Affinion Holdings’ valuation allowance against all of its deferred tax assets at December 31, 2007 totaled $327.2 million.

As of December 31, 2007, the Company had federal net operating loss carryforwards of approximately $209.5 million (which will expire in 2025 through 2026) and foreign tax credit carryovers of approximately $8.6 million (which will expire in 2015 through 2017). The Company has state net operating loss carryforwards of approximately $155.6 million (which expire, depending on the jurisdiction, between 2010 and 2026) and state tax credits of $0.6 million (which expire between 2010 and 2011). Full valuation allowance has been recognized with respect to these carryforwards and credits because it is more likely than not that these assets will not be realized. The Company also has net operating loss carryforwards in foreign jurisdictions. These net operating losses total approximately $39.8 million (of the net operating losses that expire, expiring between 2010 and 2016). The Company has concluded that a valuation allowance relating to approximately $26.6 million of these net operating losses is required due to the uncertainty as to their realization. The valuation allowance against foreign net operating losses has been increased in the U.K. by $3.9 million and decreased in the Netherlands by $15.1 million based on management’s expectation of realization. The valuation allowance for state deferred tax assets has been increased by $16.6 million subsequent to a change in form of a domestic subsidiary. The carrying value of the Company’s valuation allowance against all its deferred tax assets at December 31, 2007 totaled $312.0 million.

No provision has been made for the accumulated and undistributed earnings of the foreign subsidiaries of the Company. With the exception of a South African subsidiary, foreign taxable income is recognized currently for federal and state income tax purposes because such operations are recognized in entities disregarded for federal and state income tax purposes. As of December 31, 2008, there are $2.0 million of accumulated and undistributed earnings of the South African subsidiary. If those earnings were distributed in the form of dividends or otherwise, no deferred tax liability would be required due to available foreign tax credits.

The effective income tax rate differs from the U.S. federal statutory rate as follows:

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefits	1.4	0.8	2.6
Change in valuation allowance and other	(54.8)	(43.6)	(40.0)
Taxes on foreign operations at rates different than U.S. federal rates	2.1	3.4	0.2
Foreign tax credits	7.3	2.5	0.7
Non-deductible expenses	(0.3)	(0.6)	—

	(9.3)%	(2.5)%	(1.5)%

The Company adopted FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN No. 48”) as of January 1, 2007 and increased its tax reserves for uncertain tax positions included in other long-term liabilities by $9.4 million, decreased its long-term deferred income taxes by $7.9 million, decreased its income taxes payable by $0.6 million and increased its January 1, 2007 accumulated deficit by $0.9 million. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. There was no recognition of additional penalties and interest required as a result of the adoption of FIN No. 48. In accordance with FIN No. 48, the Company recognized $0.4 million of interest related to uncertain tax positions arising in 2008. The interest has been included in income tax expense for the year ended December 31, 2008. The Company’s gross unrecognized tax benefits for 2008 increased by $2.5 million, as a result of tax positions for the current year. A reconciliation of the beginning and ending amount of tax reserves for uncertain tax positions for 2008 and 2007 is as follows:

	Year Ended December 31, 2008	Year Ended December 31, 2007
Unrecognized tax benefits – January 1	$9.3	$9.4
Gross increase – prior period tax positions	2.0	—
Gross decrease – prior period tax positions	(1.1)	—
Gross increase – current period tax positions	2.5	—
Gross decrease – current period tax positions	(0.9)	(0.1)

Unrecognized tax benefits – December 31	$11.8	$9.3

The Company’s income tax returns are periodically examined by various tax authorities. In connection with these and future examinations, certain tax authorities, including the Internal Revenue Service, may raise issues and impose additional assessments. The Company regularly evaluates the likelihood of additional assessments resulting from these examinations and establishes liabilities, through the provision for income taxes, for potential amounts that may result therefrom. The recognition of uncertain tax benefits are not expected to have a material impact on the Company’s effective tax rate or results of operations. Tax years which are open to domestic examination include Federal, state and local jurisdictions. For significant foreign jurisdictions, tax years in Germany and the U.K. remain open. The period for which both domestic and foreign tax years are open is based on local laws for each jurisdiction which have not been extended beyond applicable statutes. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will change significantly within the next twelve months. Any income tax liabilities or refunds relating to periods prior to October 17, 2005 are the responsibility of Cendant.

13. COMMITMENTS AND CONTINGENCIES

Leases

The Company has noncancelable operating leases covering various facilities and equipment. Rent expense totaled $13.1 million, net of sublease rental income of $0.4 million, for the year ended December 31, 2008, $12.9 million, net of sublease rental income of $0.5 million, for the year ended December 31, 2007 and $14.3 million, net of sublease rental income of $0.5 million, for the year ended December 31, 2006. At December 31, 2008 and 2007, the Company has accrued $1.1 million and $1.0 million, respectively, included in other long-term liabilities on the consolidated balance sheets, in connection with asset retirement obligations for its leased facilities.

Future minimum lease payments required under non-cancelable operating leases, net of sublease receipts, as of December 31, 2008 are as follows:

Amount
2009	$14.6
2010	13.7
2011	10.3
2012	6.9
2013	5.7
Thereafter	2.6

Future minimum lease payments	$53.8

Litigation

The Company is involved in claims, legal proceedings and governmental inquiries related to employment matters, contract disputes, business practices, trademark and copyright infringement claims and other commercial matters.

The Company is also a party to a number of lawsuits which were brought against it or its affiliates, each of which alleges to be a class action in nature and each of which alleges that the Company violated certain federal or state consumer protection statutes (certain of which are described below). The Company intends to vigorously defend itself against these lawsuits.

On August 9, 2005, a class action suit (the “August 2005 Suit”) was filed against Trilegiant in the U.S. District Court for the Northern District of California, San Francisco Division. The claim asserts violations of the Electronic Funds Transfer Act and various California consumer protection statutes. The suit seeks unspecified actual damages, statutory damages, attorneys’ fees, costs and injunctive relief. As noted in the description of the

2001 Class Action below, the parties have obtained final approval of a class-wide settlement in the 2001 Class Action that will result in the dismissal of this lawsuit with prejudice.

On January 28, 2005, a class action complaint (the “January 2005 Suit”) was filed against The Bon, Inc., FACS Group, Inc., and Trilegiant in the Superior Court of Washington, Spokane County. The claim asserts violations of various consumer protection statutes. The Company filed a motion to compel arbitration, which was denied by the court. The case is currently pending before the court. There has been limited discovery and motion practice to date.

On November 12, 2002, a class action complaint (the “November 2002 Class Action”) was filed against Sears, Roebuck & Co., Sears National Bank, Cendant Membership Services, Inc., and Allstate Insurance Company in the Circuit Court of Alabama for Greene County alleging, among other things, breach of contract, unjust enrichment, breach of duty of good faith and fair dealing and violations of the Illinois consumer fraud and deceptive practices act. The case was removed to the U.S. District Court for the Northern District of Alabama but was remanded to the Circuit Court of Alabama for Greene County. The Company has filed a motion to compel arbitration, which was granted by the court on January 31, 2008. In granting the Company’s motion, the court further ordered that any arbitration with respect to this matter take place on an individual (and not class) basis. On February 28, 2008, plaintiffs filed a motion for reconsideration of the court’s order. The court has yet to rule on plaintiffs’ motion.

On November 15, 2001, a class action complaint (the “2001 Class Action”) was filed in Madison County, Illinois against Trilegiant alleging violations of state consumer protection statutes in connection with the sale of certain membership programs. Motions to dismiss were denied and a class was certified by the court. On February 14, 2008, the parties entered into a definitive settlement agreement that resolves this lawsuit and the August 2005 Suit on a class-wide basis. On February 15, 2008 the court entered an order preliminarily approving the settlement. A final fairness hearing was held on July 18, 2008 at which the court issued a final order approving the settlement. No appeals of the final approval were taken, and therefore the settlement has become final. Cendant has agreed to indemnify the Company for a significant portion of the settlement, which indemnification obligation has been assumed by Wyndham and Realogy as successors to various segments of Cendant’s business. The settlement payments for which Trilegiant is responsible and does not expect to be indemnified by Cendant are not material in amount and have been accrued for in the financial statements.

The Company believes that the amount accrued for the above matters is adequate (see Note 8 – Accounts Payable and Accrued Expenses), and the reasonably possible loss beyond the amounts accrued, while not estimable, will not have a material adverse effect on its financial condition, results of operations, or cash flows based on information currently available. However, litigation is inherently unpredictable and, although the Company believes that accruals are adequate and it intends to vigorously defend itself against such matters, unfavorable resolution could occur, which could have a material adverse effect on its financial condition, results of operations or cash flows.

Subject to certain limitations, Cendant has agreed to indemnify the Company for actual losses, damages, liabilities, claims, costs and expenses and taxes incurred in connection with certain of the matters described above. See Note 16—Related Party Transactions for a summary of the terms of the indemnification agreements.

Other Commitments

In the ordinary course of business, the Company enters into purchase agreements for its marketing and membership program support and travel services. The commitments covered by these agreements as of December 31, 2008 totaled approximately $29.4 million for 2009, $19.5 million for 2010, $15.6 million for 2011, $5.4 million for 2012, $2.8 million for 2013 and $8.0 million thereafter.

Surety Bonds and Letters of Credit

In the ordinary course of business, the Company is required to provide surety bonds to various state authorities in order to operate its membership, insurance and travel agency programs. As of December 31, 2008, the Company provided guarantees for surety bonds totaling approximately $11.2 million and issued letters of credit totaling $1.8 million.

14. SHARE-BASED COMPENSATION

In connection with the closing of the Apollo Transactions on October 17, 2005, Affinion Holdings adopted the 2005 Stock Incentive Plan (the “2005 Plan”). The 2005 Plan authorizes the Board of Directors (the “Board”) of Affinion Holdings to grant non-qualified, non-assignable stock options and rights to purchase shares of Affinion Holdings common stock to directors and employees of, and consultants to, Affinion Holdings and its subsidiaries. Options granted under the 2005 Plan have an exercise price no less than the fair market value of a share of the underlying common stock on the date of grant. Stock awards have a purchase price determined by the Board. The Board was authorized to grant up to 4.3 million shares of its common stock under the 2005 Plan over a ten year period. On January 30, 2007, the Board adopted an amendment to the 2005 Plan to formally document the aggregate increase of 0.2 million shares previously authorized during 2006 and further increase the number of shares of common stock issuable under the 2005 Plan by 0.4 million to an aggregate of 4.9 million shares. As discussed below, no additional grants may be made under Affinion Holdings’ 2005 Plan on or after November 7, 2007, the effective date of the 2007 Plan, as defined below.

In November 2007, Affinion Holdings adopted the 2007 Stock Award Plan (the “2007 Plan”). The 2007 Plan authorizes the Board to grant awards of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, restricted stock units, stock bonus awards, performance compensation awards (including cash bonus awards) or any combination of these awards to directors and employees of, and consultants to, Affinion Holdings and its subsidiaries. Unless otherwise determined by the Board of Directors, options granted under the 2007 Plan will have an exercise price no less than the fair market value of a share of the underlying common stock on the date of grant. Stock awards have a purchase price determined by the Board. The Board was authorized to grant up to 10.0 million shares of its common stock under the 2007 Plan over a ten year period. As of December 31, 2008, there were 9.2 million shares available under the 2007 Plan for future grants.

The Company adopted SFAS No. 123R, “Share Based Payment” (“SFAS No. 123R”) as of the commencement of its operations on October 17, 2005. In accordance with SFAS No. 123R, for employee stock awards, the Company recognizes compensation expense, net of estimated forfeitures, over the requisite service period, which is the period during which the employee is required to provide services in exchange for the award. The Company has elected to recognize compensation cost for awards with only a service condition and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

Stock Options

During 2008, there were no stock options granted to employees from the 2005 Plan. During 2007 and 2006, 0.3 million and 1.6 million stock options, respectively, were granted to employees from the 2005 Plan. The options were granted with an exercise price of $4.76, equal to the estimated fair market value of a share of the underlying common stock on the date of grant. Stock options granted to employees from the 2005 Plan are comprised of three tranches with the following terms:

	Tranche A	Tranche B	Tranche C
Exercise price	$4.76	$4.76	$4.76
Vesting period	Ratably over 5 years*	100% after 8 years**	100% after 8 years**
Option term	10 years	10 years	10 years

*	In the event of a sale of the Company, vesting for tranche A occurs 18 months after the date of sale.
**	Vesting for tranches B and C is accelerated upon the achievement of certain investment returns by Apollo.

During 2008 and 2007, 0.2 million and 0.6 million stock options, respectively, were granted to employees from the 2007 Plan. These options were granted with an exercise price of $13.02, equal to the estimated fair market value of a share of the underlying common stock on the date of grant. The stock options granted to employees from the 2007 Plan had the following terms:

Exercise price	$13.02
Vesting period	Ratably over 4 years
Option term	10 years

During 2008, there were no stock options granted to members of the Board of Directors. During 2007 and 2006, Affinion Holdings granted less than 0.1 million and 0.3 million stock options, respectively, to members of the Board of Directors with an exercise price of $13.02 and $4.76, respectively, equal to the estimated fair value of a share of the underlying common stock on the dates of grant. These options were fully vested as of the date of grant and have a 10-year option term.

The fair value of each option award from the 2005 Plan during the years ended December 31, 2007 and 2006 was estimated on the date of grant using the Black-Scholes option-pricing model based on the assumptions noted in the following table. The expected term of the options granted represents the period of time that options are expected to be outstanding, and is based on the average of the requisite service period and the contractual term of the option.

	Tranche A	Tranche B	Tranche C
Expected volatility	43%	47%	48%
Expected life (in years)	6.50	8.43	8.72
Risk-free interest rate	4.40%	4.46%	4.46%
Dividend yield	—%	—%	—%

The fair value of each option award from the 2007 Plan during the years ended December 31, 2008 and 2007 was estimated on the date of grant using the Black-Scholes option-pricing model based on the assumptions noted in the following table. Expected volatilities are based on historical volatilities of comparable companies. The expected term of the options granted represents the period of time that options are expected to be outstanding, and is based on the average of the requisite service period and the contractual term of the option.

Expected volatility	48%
Expected life (in years)	6.25
Risk-free interest rate	3.89%
Dividend yield	—%

A summary of option activity is presented below (number of options in thousands):

	2005 Plan – Grants to Employees- Tranche A	2005 Plan – Grants to Employees- Tranche B	2005 Plan – Grants to Employees- Tranche C	Grants to Board of Directors	2007 Plan – Grants to Employees
Outstanding options at January 1, 2006	1,604	802	802	—	—
Granted	803	401	401	276	—
Exercised	—	—	—	—	—
Forfeited or expired	(348)	(174)	(174)	—	—

Outstanding options at December 31, 2006	2,059	1,029	1,029	276	—
Granted	132	66	66	42	642
Exercised	—	—	—	—	—
Forfeited or expired	(71)	(39)	(39)	—	—

Outstanding options at December 31, 2007	2,120	1,056	1,056	318	642
Granted	—	—	—	—	189
Exercised	(3)	—	—	—	—
Forfeited or expired	(76)	(53)	(53)	—	(52)

Outstanding options at December 31, 2008	2,041	1,003	1,003	318	779

Vested or expected to vest at December 31, 2008	2,041	1,003	1,003	318	779

Exercisable options at December 31, 2008	1,099	—	—	318	149

Weighted average remaining contractual term (in years)	7.1	7.1	7.1	7.9	9.0
Weighted average grant date fair value per option – 2006	$2.38	$2.84	$2.91	$2.63	—
Weighted average grant date fair value per option – 2007	$2.38	$2.84	$2.91	$6.74	$6.74
Weighted average grant date fair value per option – 2008	—	—	—	—	$6.74

Based on the estimated fair values of options granted, stock compensation expense for the years ended December 31, 2008, 2007 and 2006 totaled $2.9 million, $2.2 million and $2.3 million, respectively. As of December 31, 2008, there was $9.4 million of unrecognized compensation cost related to unvested stock options, which will be recognized over a weighted average period of approximately 1.7 years.

In January 2007, Affinion Holdings declared a special dividend on its common stock. As a result of the special dividend, in accordance with the Affinion Holdings Inc. 2005 Stock Incentive Plan, Affinion Holdings modified the outstanding stock options to make the option holders whole. The modifications were effected through a distribution to option holders of $5.2 million and an adjustment of the exercise price of the outstanding options to $3.00. The distribution to option holders was recognized as compensation expense by the Company in the first quarter of 2007.

Subsequent Event—In February 2009, 0.7 million stock options were granted to employees from the 2007 Plan. The options were granted with an exercise price of $15.25, the estimated fair market value of a share of the underlying common stock, and will vest ratably over four years.

Restricted Stock

In connection with the Apollo Transactions, the Board granted 105,000 shares of restricted stock of Affinion Holdings with a purchase price of $0.01 per share to the Company’s Chief Executive Officer. The award vests 100% upon the earlier of five years of service or a change in control of Affinion Holdings. In March 2007, the

Board accelerated the vesting date to April 2, 2007. The fair value of the award was estimated to be $0.5 million, based upon the estimated grant date fair value per share of common stock of Affinion Holdings of $4.76, and the remaining unamortized compensation expense was recognized in general and administrative expense as share-based compensation expense in the first quarter of 2007.

In January 2007, the Board granted 21,000 shares of restricted stock of Affinion Holdings with a purchase price of $0.01 per share to the Company’s former Chief Financial Officer. The award would have vested 100% upon the earlier of three years of service or a change in control of Affinion Holdings. The fair value of the award was estimated to be $0.2 million, based upon the estimated grant date fair value per share of common stock of Affinion Holdings, and was being amortized on a straight-line basis to general and administrative expense over the service period. In January 2009, this grant was forfeited.

In May 2007, the Board granted 42,000 shares of restricted stock of Affinion Holdings with a purchase price of $0.01 per share to Affinion International’s Chief Financial Officer. The award vests 100% upon the earlier of three years of service or a change in control of Affinion Holdings. The fair value of the award was estimated to be $0.4 million, based upon the estimated grant date fair value per share of common stock of Affinion Holdings, and is being amortized on a straight-line basis to general and administrative expense over the service period.

A summary of restricted stock activity is presented below (number of shares of restricted stock in thousands):

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Outstanding restricted unvested awards at January 1, 2006	105	$4.76
Granted	—	—
Vested	—	—
Forfeited	—	—

Outstanding restricted unvested awards at December 31, 2006	105	4.76
Granted	63	9.52
Vested	(105)	4.76
Forfeited	—	—

Outstanding restricted unvested awards at December 31, 2007	63	9.52
Granted	—	—
Vested	—	—
Forfeited	—	—

Outstanding restricted unvested awards at December 31, 2008	63	$9.52

Weighted average remaining contractual term (in years)	1.3

Based on the estimated fair values of restricted stock granted, stock compensation expense for the years ended December 31, 2008, 2007 and 2006 totaled $0.2 million, $0.5 million and $0.1 million, respectively. As of December 31, 2008, there was $0.3 million of unrecognized compensation cost related to restricted stock granted, which will be recognized over a weighted average period of approximately 0.7 years.

15. EMPLOYEE BENEFIT PLANS

The Company sponsors a domestic defined contribution savings plan that provides certain eligible employees an opportunity to accumulate funds for retirement. Under the domestic 401(k) defined contribution plan, through December 31, 2008, the Company matched the contributions of participating employees based on 100% of the first 6% of the participating employee’s contributions up to 6% of the participating employee’s salary. The Company also sponsors certain other international defined contribution retirement plans that are customary in each local country. Under these local country defined contribution plans, the Company contributes between 6% and 10% of each participating employee’s salary or as otherwise provided by the plan. The Company recorded aggregate defined contribution plan expense of $5.9 million for the year ended December 31, 2008, $5.6 million for the year ended December 31, 2007 and $5.8 million for the year ended December 31, 2006.

The Company sponsors certain other international defined benefit retirement plans that are customary in each local country, including a multi-employer plan in one country. Under these local country defined benefit pension plans, benefits are based on a percentage of an employee’s final average salary or as otherwise described by the plan. The plans are not material, individually or in the aggregate, to the consolidated financial statements.

The Company also maintains a deferred compensation plan that permits certain employees to defer up to 50% of their annual base salary and 100% of earned annual incentive bonus. As of December 31, 2008, the assets in the plan and the liability to the participating employees were $0.5 million.

16. RELATED PARTY TRANSACTIONS

Post-Closing Relationships with Cendant

Cendant has agreed to indemnify the Company, Affinion Holdings and the Company’s affiliates (collectively the “indemnified parties”) for breaches of representations, warranties and covenants made by Cendant, as well as for other specified matters, certain of which are described below. Affinion Holdings and the Company have agreed to indemnify Cendant for breaches of representations, warranties and covenants made in the purchase agreement, as well as for certain other specified matters. Generally, all parties’ indemnification obligations with respect to breaches of representations and warranties (except with respect to the matters described below) (i) are subject to a $0.1 million occurrence threshold, (ii) are not effective until the aggregate amount of losses suffered by the indemnified party exceeds $15.0 million (and then only for the amount of losses exceeding $15.0 million) and (iii) are limited to $275.1 million of recovery. Generally, subject to certain exceptions of greater duration, the parties’ indemnification obligations with respect to representations and warranties will survive until April 15, 2007 with indemnification obligations related to covenants surviving until the applicable covenant has been fully performed.

In connection with the purchase agreement, Cendant agreed to specific indemnification obligations with respect to the matters described below.

Excluded Litigation—Cendant has agreed to fully indemnify the indemnified parties with respect to any pending or future litigation, arbitration, or other proceeding relating to the facts and circumstances of Fortis and the accounting irregularities in the former CUC International, Inc. announced on April 15, 1998.

Certain Litigation and Compliance with Law Matters—Cendant has agreed to indemnify the indemnified parties up to specified amounts for: (a) breaches of its representations and warranties with respect to legal proceedings that (1) occur after the date of the purchase agreement, (2) relate to facts and circumstances related to the business of AGLLC or Affinion International and (3) constitute a breach or violation of its compliance with law representations and warranties, (b) breaches of its representations and warranties with respect to compliance with laws to the extent related to the business of AGLLC or Affinion International and (c) the August 2005 Suit.

Cendant, Affinion Holdings and the Company have agreed that losses up to $15.0 million incurred with respect to these matters will be borne solely by the Company and losses in excess of $15.0 million will be shared by the parties in accordance with agreed upon allocations. The Company has the right at all times to control litigation related to shared losses and Cendant has consultation rights with respect to such litigation.

Other Litigation—Cendant has agreed to indemnify the Company for specified amounts with respect to losses incurred in connection with the 2001 Class Action. Until September 30, 2006, Cendant had the right to control and settle this litigation, subject to certain consultation and other specified limitations. Subsequent to September 30, 2006, the Company has the right to control and settle this litigation, subject to certain consultation and other specified limitations.

Cendant has agreed to indemnify the Company for specified amounts with respect to losses incurred in connection with the AG Matters. The Company had the right to control and settle this litigation at all times, subject to certain consultation and other specified limitations.

The Company will retain all liability with respect to the November 2002 Class Action and will not be indemnified by Cendant for losses related thereto.

As publicly announced, as part of a plan to split into four independent companies, Cendant has (i) distributed the equity interests it previously held in its hospitality services business (“Wyndham”) and its real estate services business (“Realogy”) to Cendant stockholders and (ii) sold its travel services business (“Travelport”) to a third party. Cendant continues as a re-named publicly traded company which owns the vehicle rental business (“Avis/Budget,” together with Wyndham and Realogy, the “Cendant Entities”). Subject to certain exceptions, Wyndham and Realogy have agreed to share Cendant’s contingent and other liabilities (including its indemnity obligations to the Company described above and other liabilities to the Company in connection with the Apollo Transactions) in specified percentages. If any Cendant Entity defaults in its payment, when due, of any such liabilities, the remaining Cendant Entities are required to pay an equal portion of the amounts in default. Wyndham continues to hold a portion of the preferred stock and warrants issued in connection with the Apollo Transactions, while Realogy was subsequently acquired by an affiliate of Apollo.

The Company entered into agreements pursuant to which the Company will continue to have cost-sharing arrangements with Cendant and/or its subsidiaries relating to office space and customer contact centers. These agreements have expiration dates and financial terms that are generally consistent with the terms of the related intercompany arrangements prior to the Apollo Transactions. The revenue earned for such services was $1.7 million, $1.5 million and $1.7 million for the years ended December 31, 2008, 2007 and 2006, respectively, and is included in net revenues in the consolidated statements of operations. The expense incurred for such services was $0.4 million and $0.8 million for the years ended December 31, 2008 and 2006, respectively, and is included in operating costs in the consolidated statements of operations. There was no expense incurred for the year ended December 31, 2007.

In connection with the Apollo Transactions, the Company granted to Cendant a non-exclusive license to its portfolio of patents relating to online award redemption programs through December 31, 2006. The license included the exclusive right to enforce patents against third parties within the field of i) online sales, marketing and distribution of travel services and products and ii) servicing certain airlines. Cendant paid royalty fees for the exclusive right totaling $11.25 million, payable in five quarterly installments of $2.25 million that began in November 2005 and ended in November 2006. The amount included in net revenues in the consolidated statements of operations for such services, net of purchase accounting adjustments related to the Apollo Transactions, was $3.3 million for the year ended December 31, 2006.

New marketing agreements permit the Company to continue to solicit customers of certain Cendant subsidiaries for the Company’s membership programs through various direct marketing methods. The marketing agreements generally provide for a minimum amount of marketing volume or a specified quantity of customer data to be allotted to the relevant party. The payment terms of the marketing agreements provide for either (i) a fee for each call transferred, (ii) a bounty payment for each user that enrolls in one of the Company’s membership programs or (iii) a percentage of net membership revenues. These agreements generally expire in December 2010, subject to automatic one year renewal periods, and are generally terminable by the applicable Cendant party following December 31, 2007 upon six months written notice to the Company. In the event that a

Cendant subsidiary terminates an agreement prior to December 31, 2010, the Cendant subsidiary is required to pay a termination fee based on the projected marketing revenues that would have been generated from such agreement had the marketing agreement been in place through December 31, 2010. The expense incurred for such services was $3.6 million, $3.3 million and $3.7 million for the years ended December 31, 2008, 2007 and 2006, respectively, and is included in marketing and commissions expense in the accompanying consolidated statements of operations.

Under the loyalty and rewards program administration agreements, the Company will continue to administer loyalty programs for certain Cendant subsidiaries. The agreements provide for the Company to earn fees for the following services: an initial fee to implement a new loyalty program, a program administration fee, a redemption fee related to redeemed rewards and a booking fee related to travel bookings by loyalty program members. The loyalty and reward program agreements expire on December 31, 2009, subject to automatic one year renewal periods, unless a party elects not to renew the arrangement upon six months’ prior written notice. The amount included in net revenues in the consolidated statements of operations for such services attributable to agreements with Realogy and Wyndham was $10.4 million, $12.2 million and $11.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. In connection with these agreements, the Company formed Affinion Loyalty, LLC (“Loyalty”), a special-purpose, bankruptcy-remote subsidiary which is a wholly-owned subsidiary of TLS. Pursuant to the loyalty agreements, TLS has provided a copy of the object code, source code and related documentation of certain of its intellectual property to Loyalty under a non-exclusive limited license. Loyalty entered into an escrow agreement relating to such intellectual property with Cendant and its affiliates in connection with the parties entering into the loyalty and reward agreements. Loyalty sub-licenses such intellectual property to Cendant on a non-exclusive basis but will only provide access to such intellectual property either directly or indirectly through the escrow agent in the event that TLS (i) becomes bankrupt or insolvent, (ii) commits a material, uncured breach of a loyalty and reward agreement, or (iii) transfers or assigns its intellectual property in such a way as to prevent it from performing its obligations under any agreement relating to Cendant’s loyalty and rewards programs. Upon access to the escrowed materials, Cendant will be able to use the escrowed materials for a limited term and for only those purposes for which TLS was using it to provide the services under the loyalty and reward agreements prior to the release of the escrowed materials to Cendant.

On June 30, 2008, the Company entered into an Assignment and Assumption Agreement (“AAA”) with Avis/Budget, Wyndham and Realogy. Prior to this transaction, the ex-Cendant entities provided certain loyalty program-related benefits and services to credit card holders of a major financial institution and received a fee from this financial institution based on spending by the credit card holders. Under the AAA, the Company assumed all of the liabilities and obligations of the ex-Cendant entities relating to the loyalty program, including the fulfillment of the then-outstanding loyalty program points obligations. In connection with the transaction, on the June 30, 2008 closing date, the Company received cash and receivables with a fair value substantially equivalent to the fair value of the fulfillment obligation relating to the loyalty program points outstanding as of the closing date. The receivables are due and payable to the Company over a three year period following the closing date.

The Company entered into a platform services agreement with Travel Distribution Services Group, Inc. (“TDS”), under which, through June 30, 2007, TDS reimbursed the Company for each travel booking fee placed utilizing a third party’s travel service platform in excess of a specified threshold plus reimbursed the Company for platform license fees paid to the third party in excess of a specified threshold. In addition, the Company had the option to use the to-be-developed Orbitz travel membership club platform, if and when developed by TDS, to obtain services related to such platform for the Company’s travel membership clubs by paying TDS a fee per itinerary. The agreement expired on December 31, 2007. The expense reimbursement for such services was $0.4 million and $0.8 million for the years ended December 31, 2007 and 2006, respectively, and is included in operating costs in the consolidated statements of operations.

Affinion International entered into an agreement pursuant to which it agreed to continue to use RCI Europe as its exclusive provider of travel services for the benefit of Affinion International members in the U.K., Germany, Switzerland, Austria, Italy, Belgium, Luxembourg, Ireland and the Netherlands. Pursuant to this agreement, RCI had a right of first refusal to offer travel services in other countries where Affinion International members are located. Affinion International indemnified RCI in the event its profit margin under this arrangement fell below 1.31%. Under the terms of the agreement, RCI Europe elected to terminate the agreement for convenience. As such, the agreement terminated on October 31, 2008. The expense for such services was $4.3 million, $5.2 million and $5.8 million for the years ended December 31, 2008, 2007 and 2006, respectively, and is included in operating costs in the consolidated statements of operations.

On August 22, 2008, the Company entered into an agreement to acquire certain assets and assume certain liabilities of RCI Europe. The acquisition closed during the fourth quarter of 2008 for nominal consideration. Under the agreement, the Company acquired all of the assets and all of the liabilities of RCI Europe’s travel services business that served the Company’s customers in Europe. Following this acquisition, the Company provides travel services directly to its customers.

The Company entered into agreements pursuant to which it had profit-sharing arrangements with Fairtide Insurance Limited (“Fairtide”), a subsidiary of Cendant. AIH and certain of the Company’s subsidiaries market certain insurance programs and Fairtide provided reinsurance for the related insurance policies which are provided by a third-party insurer. Those agreements have been terminated effective November 1, 2007 and Fairtide will have no further liability for any claims made under those insurance policies on or after November 1, 2007. The amount included in net revenues in the consolidated statements of operations for such services was $0.2 million and $0.3 million for the years ended December 31, 2007 and 2006, respectively.

The Company earns referral fees from Wyndham for hotel stays and travel packages. The amount included in net revenues in the consolidated statements of operations for such services was $1.5 million, $1.1 million and $0.8 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Apollo Agreements

On October 17, 2005, Apollo entered into a consulting agreement with the Company for the provision of certain structuring and advisory services. The consulting agreement will also allow Apollo and its affiliates to provide certain advisory services for the period of twelve years or until Apollo owns less than 5% of the beneficial economic interests of the Company, whichever is earlier. The agreement may be terminated earlier by mutual consent. The Company is required to pay Apollo an annual fee of $2.0 million for these services commencing in 2006. The amount expensed related this consulting agreement was $2.0 million for each of the years ended December 31, 2008, 2007 and 2006 and is included in general and administrative expenses in the consolidated statements of operations. If a transaction is consummated involving a change of control or an initial public offering, then, in lieu of the annual consulting fee and subject to certain qualifications, Apollo may elect to receive a lump sum payment equal to the present value of all consulting fees payable through the end of the term of the consulting agreement.

In addition, the Company may engage Apollo to provide certain services if it engages in any merger, acquisition or similar transaction. If the Company engages another party to provide these services, the Company may be required to pay Apollo a transaction fee. The Company will also indemnify Apollo and its affiliates and their directors, officers and representatives for potential losses relating to the services to be provided under the consulting agreement.

During 2006 Apollo acquired one of the Company’s vendors, SOURCECORP Incorporated, that provides document and information services and litigation settlement administration services to the Company. The fee incurred for these services for the years ended December 31, 2008, 2007 and 2006 was $1.4 million, $0.9 million and $0.5 million, respectively, and is included in operating expenses in the consolidated statements of operations.

17. FINANCIAL INSTRUMENTS

Interest Rate Swaps

The Company entered into an interest rate swap as of December 14, 2005. This swap converts a notional amount of the Company’s floating rate debt into a fixed rate obligation. The notional amount of the swap is $200.0 million through the swap period ended December 31, 2008 and reduces in accordance with a contractual amortization schedule through December 31, 2010 when the swap terminates. The interest rate swap is recorded at fair value, either as an asset or liability. The change in the fair value of the swap, which is not designated as a hedging instrument, is recognized currently in earnings in the consolidated statements of operations.

In January 2008, the Company entered into an interest rate swap effective February 21, 2008. This swap converts a notional amount of the Company’s floating rate debt into a fixed rate obligation. The notional amount of the swap is $450.0 million through the swap period ending February 23, 2009 and increases in accordance with a contractual amortization schedule through its termination date of February 21, 2011, such that, in conjunction with the swap entered into in December 2005, $650.0 million of the Company’s variable rate debt has been converted into fixed rate debt through December 31, 2010. The interest rate swap is recorded at fair value, either as an asset or liability. The change in the fair value of the swap, which is not designated as a hedging instrument, is recognized currently in earnings in the consolidated statements of operations.

As disclosed in Note 2—Summary of Significant Accounting Policies, as a matter of policy, the Company does not use derivatives for trading or speculative purposes.

The following table provides information about the Company’s financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted-average interest rates by expected maturity for the Company’s long-term debt.

	2009	2010	2011	2012	2013	2014 and Thereafter	Total	Fair Value At December 31, 2008
Fixed rate debt	$0.3	$0.2	$0.1	$0.1	$304.1	$355.5	$660.3	$436.5
Average interest rate	11.08%	11.08%	11.08%	11.08%	11.08%	11.08%
Variable rate debt	$6.4	$—	$57.0	$648.6	$—	$—	$712.0	$712.0
Average interest rate(a)	4.58%	4.58%	4.58%	4.65%	—	—
Variable to fixed—Interest rate swap(b)								$20.0
Average pay rate	3.34%	3.02%	2.86%
Average receive rate	1.36%	1.60%	2.05%

(a)	Average interest rate is based on rates in effect at December 31, 2008.
(b)	The fair value of the interest rate swap is included in other long-term liabilities at December 31, 2008. The fair value has been determined after consideration of interest rate yield curves and the creditworthiness of the parties to the interest rate swaps.

Subsequent Event—In January 2009, the Company entered into an interest rate swap effective February 21, 2011. The swap has a notional amount of $500.0 million and terminates on October 17, 2012. Under the swap, the Company has agreed to pay a fixed rate of interest of 2.985% in exchange for receiving floating payments based on a three-month LIBOR on the notional amount for each applicable period. This swap is intended to reduce a portion of the variability of the future interest payments on the Company’s term loan facility for the period after the Company’s existing swaps expire. The above table does not include the swap entered into in January 2009.

Credit Risk and Exposure

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of receivables, profit-sharing receivables from insurance carriers, prepaid commissions and interest rate swaps. Such risk was managed by evaluating the financial position and creditworthiness of such counterparties. As of December 31, 2007 and 2008, approximately $58.8 million and $96.9 million, respectively, of the profit-sharing receivables from insurance carriers were due from one insurance carrier. Receivables and profit-sharing receivables from insurance carriers are from various marketing, insurance and business partners and the Company maintains an allowance for losses, based upon expected collectibility. Commission advances are periodically evaluated as to recovery.

Fair Value

The Company determines the fair value of financial instruments as follows:

Cash and Cash Equivalents, Restricted Cash, Receivables, Profit-Sharing Receivables from Insurance Carriers and Accounts Payable—Carrying amounts approximate fair value at December 31, 2008 and 2007 due to the short-term maturities of these assets and liabilities.

Investments—At December 31, 2008 and 2007, the carrying amounts of investments, which are included in other current assets on the consolidated balance sheets, approximate fair value, which is based on quoted market prices or other available market information.

Long-Term Debt—The Company’s estimated fair value of its long-term fixed-rate debt at December 31, 2008 and 2007 is based upon available information for debt having similar terms and risks. The carrying amount of the Company’s variable-rate debt approximates its fair value at December 31, 2008 and 2007 due to the variable interest rate which fluctuates with the market. The fair value of the publicly-traded debt is the published market price per unit multiplied by the number of units held or issued without consideration of transaction costs. The fair value of the non-publicly-traded debt, substantially all of which is variable-rate debt, approximates its face amount due to the variable interest rate which fluctuates with the market.

Interest Rate Swaps—At December 31, 2008 and 2007, the Company’s estimated fair value of its interest rate swaps, which is included in other long-term liabilities on the consolidated balance sheets, is based upon available market information. The fair value of the interest rate swaps are based on significant other observable inputs, adjusted for contract restrictions and other terms specific to the interest rate swaps. The fair value has been determined after consideration of interest rate yield curves and the creditworthiness of the parties to the interest rate swaps. The counterparties to the interest rate swaps are major financial institutions with long-term ratings of Aa1 by Moody’s, A+ by Standard & Poor’s and AA- by Fitch Ratings as of February 13, 2009.

The Company adopted SFAS No. 157 as of January 1, 2007, which, among other things, requires enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy in SFAS No. 157 prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, giving the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. Level 1 inputs to a fair value measurement are quoted market prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

The fair values of certain financial instruments as of December 31, 2008 are shown in the table below:

	Fair Value Measurements at December 31, 2008
	Fair Value at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in millions)
Trading securities (included in other current assets)	0.1	$0.1	$—	—
Interest rate swaps (included in other long-term liabilities)	(20.0)	—	(20.0)	—

18. SEGMENT INFORMATION

Management evaluates the operating results of each of its reportable segments based upon several factors, of which the primary factors are revenue and “Segment EBITDA,” which the Company defines as income from operations before depreciation and amortization. The presentation of Segment EBITDA may not be comparable to similarly titled measures used by other companies.

The Segment EBITDA of the Company’s four operating segments does not include general corporate expenses or goodwill impairment. General corporate expenses include costs and expenses that are of a general corporate nature or managed on a corporate basis, including primarily share-based compensation expense and consulting fees paid to Apollo. Goodwill impairment represents a charge recorded to reduce the goodwill previously ascribed to the Company’s Loyalty business. In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” these items have excluded from the presentation of the Segment EBITDA for the Company’s four operating segments because they are not reported to the chief operating decision maker for purposes of allocating resources among operating segments or assessing operating segment performance. The accounting policies of the reporting segments are the same as those described in Note 2—Summary of Significant Accounting Policies.

Net Revenues

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Affinion North America
Membership products	$712.6	$683.7	$549.8
Insurance and package products	375.1	365.5	366.0
Loyalty products	72.2	58.0	66.7
Eliminations	(4.2)	(4.9)	(6.7)

Total North America	1,155.7	1,102.3	975.8
Affinion International
International products	254.2	218.7	161.9

Total Net Revenues	$1,409.9	$1,321.0	$1,137.7

(a)	Inter-segment net revenues were not significant to the net revenues of any one segment.

Segment EBITDA

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Affinion North America
Membership products	$129.8	$94.7	$(8.3)
Insurance and package products	127.9	138.9	118.7
Loyalty products	22.4	19.5	19.3

Total North America	280.1	253.1	129.7
Affinion International
International products	31.2	22.4	(1.1)

Total products	311.3	275.5	128.6
Corporate	(6.7)	(10.4)	(4.8)
Goodwill impairment	—	—	(15.5)

Total Segment EBITDA	$304.6	$265.1	$108.3

Provided below is a reconciliation of Segment EBITDA to income from operations.

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Segment EBITDA	$304.6	$265.1	$108.3
Depreciation and amortization	(260.2)	(310.8)	(396.8)

Income (loss) from operations	$44.4	$(45.7)	$(288.5)

Depreciation and Amortization

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Membership products	$129.3	$163.5	$244.6
Insurance and package products	83.5	93.5	110.1
Loyalty products	12.2	12.5	13.5
International products	35.2	41.3	28.6

Total Depreciation and Amortization	$260.2	$310.8	$396.8

Segment Assets

	December 31, 2008	December 31, 2007
Membership products	$602.1	$708.1
Insurance and package products	518.4	547.9
Loyalty products	92.0	83.6
International products	218.8	228.2

Total products	1,431.3	1,567.8
Corporate	29.3	33.4

Total Assets	$1,460.6	$1,601.2

Capital Expenditures

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Membership products	$18.0	$17.6	$16.9
Insurance and package products	2.1	1.5	2.3
Loyalty products	4.0	1.2	4.0
International products	11.5	6.3	5.9

	35.6	26.6	29.1
Corporate	1.1	0.3	—

Total Capital Expenditures	$36.7	$26.9	$29.1

Total Revenues

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
U.S.	$1,155.7	$1,102.3	$975.8
U.K.	143.2	115.8	73.6
Other	111.0	102.9	88.3

Total Revenues	$1,409.9	$1,321.0	$1,137.7

Total Assets

	December 31, 2008	December 31, 2007
U.S.	$1,241.8	$1,373.0
U.K.	105.0	112.4
Other	113.8	115.8

Total Assets	$1,460.6	$1,601.2

19. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Provided below is unaudited selected quarterly financial data for 2008 and 2007:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008
Net revenues	$339.2	$354.3	$364.8	$351.6

Marketing and commissions	$153.5	$161.7	$160.1	$171.6

Operating costs	$89.8	$90.7	$96.7	$82.8

General and administrative	$27.7	$26.1	$24.1	$20.5

Depreciation and amortization	$67.9	$69.3	$68.4	$54.6

Net loss	$(43.8)	$(6.2)	$(20.3)	$(18.4)

2007
Net revenues	$320.5	$333.3	$330.6	$336.6

Marketing and commissions	$150.0	$153.6	$149.3	$155.5

Operating costs	$86.0	$85.6	$79.6	$83.1

General and administrative	$32.4	$31.2	$25.9	$23.7

Depreciation and amortization	$78.9	$80.3	$82.9	$68.7

Net loss	$(63.3)	$(50.0)	$(43.3)	$(34.5)

20. GUARANTOR/NON-GUARANTOR SUPPLEMENTAL FINANCIAL INFORMATION

The following supplemental condensed consolidating financial information presents, in separate columns, the condensed consolidating balance sheets as of December 31, 2008 and 2007, and the related condensed consolidating statements of operations and cash flows for the years ended December 31, 2008, 2007 and 2006 for (i) the Company (Affinion Group, Inc.) on a parent-only basis, with its investment in subsidiaries recorded under the equity method, (ii) the Guarantor Subsidiaries on a combined basis, (iii) the Non-Guarantor Subsidiaries on a combined basis and (iv) the Company on a consolidated basis. The guarantees are full and unconditional and joint and several obligations of each of the guarantor subsidiaries, all of which are 100% owned by the Company. There are no significant restrictions on the ability of the Company to obtain funds from any of its guarantor subsidiaries by dividends or loan. The supplemental financial information has been presented in lieu of separate financial statements of the guarantors as such separate financial statements are not considered meaningful.

In connection with the adoption of SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51” (“SFAS 160”), presentation of certain prior year amounts have been revised to conform with the presentation as prescribed by SFAS 160. In addition, certain prior year amounts have been revised to conform with current year presentation. Affinion Group, Inc.’s parent-only stockholder’s deficit in the accompanying condensed consolidating balance sheet as of December 31, 2007 has been revised to include components of other comprehensive income of the non-guarantor subsidiaries. The accompanying condensed consolidating statements of operations for the years ended December 31, 2007 and 2006 have been revised to present corporate allocations as adjustments to the applicable expense category within income (loss) from operations. Intercompany receivables and payables were reclassified from cash flows provided by (used in) operating activities to cash flows used in financing activities in the accompanying condensed consolidating statements of cash flows for the years ended December 31, 2007 and 2006. These revisions did not have any impact on the consolidated balance sheets, statements of operations or statements of cash flows for any of these periods, as each of these items was eliminated in consolidation.

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2008

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$2.9	$33.4	$—	$36.3
Restricted cash	—	24.1	11.5	—	35.6
Receivables, net	0.5	48.7	28.4	—	77.6
Receivables from related parties	0.6	14.8	0.2	—	15.6
Profit-sharing receivables from insurance carriers	—	96.9	1.4	—	98.3
Prepaid commissions	—	54.2	7.8	—	62.0
Deferred income taxes	—	0.6	(0.1)	—	0.5
Income taxes receivable	(1.1)	2.8	(1.6)	—	0.1
Intercompany loans receivable	34.3	—	—	(34.3)	—
Other current assets	3.6	21.9	16.9	—	42.4

Total current assets	37.9	266.9	97.9	(34.3)	368.4
Property and equipment, net	1.8	71.1	18.3	—	91.2
Contract rights and list fees, net	—	16.9	23.8	—	40.7
Goodwill	—	289.5	18.0	—	307.5
Other intangibles, net	—	548.1	56.3	—	604.4
Investment in subsidiaries	1,423.2	—	—	(1,423.2)	—
Intercompany loan receivable	6.8	—	—	(6.8)	—
Intercompany receivables	—	548.9	4.5	(553.4)	—
Receivables from related parties	—	5.3	—	—	5.3
Other non-current assets	23.9	14.7	4.5	—	43.1

Total assets	$1,493.6	$1,761.4	$223.3	$(2,017.7)	$1,460.6

Liabilities and Deficit
Current liabilities:
Current portion of long-term debt	$6.4	$0.3	$—	$—	$6.7
Accounts payable and accrued expenses	91.5	117.5	59.2	—	268.2
Payables to related parties	5.1	1.1	3.8	—	10.0
Intercompany loans payable	—	—	34.3	(34.3)	—
Deferred revenue	—	202.8	28.5	—	231.3

Total current liabilities	103.0	321.7	125.8	(34.3)	516.2
Long-term debt	1,360.1	0.5	—	—	1,360.6
Deferred income taxes	(7.8)	20.3	8.0	—	20.5
Deferred revenue	—	25.0	10.4	—	35.4
Intercompany loan payable	—	—	6.8	(6.8)	—
Intercompany payables	553.4	—	—	(553.4)	—
Other long-term liabilities	32.1	20.0	22.3	—	74.4

Total liabilities	2,040.8	387.5	173.3	(594.5)	2,007.1
Affinion Group, Inc. deficit	(547.2)	1,373.9	49.3	(1,423.2)	(547.2)
Non-controlling interest in subsidiary	—	—	0.7	—	0.7

Total deficit	(547.2)	1,373.9	50.0	(1,423.2)	(546.5)

Total liabilities and deficit	$1,493.6	$1,761.4	$223.3	$(2,017.7)	$1,460.6

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2007

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$3.0	$11.2	$—	$14.2
Restricted cash	—	23.9	5.2	—	29.1
Receivables, net	0.1	42.4	30.8	—	73.3
Receivables from related parties	—	11.9	0.2	—	12.1
Profit-sharing receivables from insurance carriers	—	58.8	—	—	58.8
Prepaid commissions	—	48.2	13.9	—	62.1
Deferred income taxes	—	1.1	(0.2)	—	0.9
Other current assets	3.6	17.5	18.3	—	39.4

Total current assets	3.7	206.8	79.4	—	289.9
Property and equipment, net	0.5	77.7	12.6	—	90.8
Contract rights and list fees, net	—	12.2	51.0	—	63.2
Goodwill	—	289.5	12.5	—	302.0
Other intangibles, net	—	741.4	67.7	—	809.1
Investment in subsidiaries	1,375.3	—	—	(1,375.3)	—
Intercompany receivables	—	406.4	1.5	(407.9)	—
Other non-current assets	29.1	12.1	5.0	—	46.2

Total assets	$1,408.6	$1,746.1	$229.7	$(1,783.2)	$1,601.2

Liabilities and Deficit
Current liabilities:
Current portion of long-term debt	$—	$0.2	$—	$—	$0.2
Accounts payable and accrued expenses	49.1	149.5	65.6	—	264.2
Payables to related parties	3.7	4.5	5.1	—	13.3
Deferred revenue	—	220.0	35.1	—	255.1
Income taxes payable	0.6	1.6	0.8	—	3.0

Total current liabilities	53.4	375.8	106.6	—	535.8
Long-term debt	1,347.2	0.1	—	—	1,347.3
Deferred income taxes	(7.9)	12.6	15.5	—	20.2
Deferred revenue	—	29.4	12.2	—	41.6
Intercompany payables	407.9	—	—	(407.9)	—
Other long-term liabilities	13.5	11.8	35.9	—	61.2

Total liabilities	1,814.1	429.7	170.2	(407.9)	2,006.1
Affinion Group, Inc. deficit	(405.5)	1,316.4	58.9	(1,375.3)	(405.5)
Non-controlling interest in subsidiary	—	—	0.6	—	0.6

Total deficit	(405.5)	1,316.4	59.5	(1,375.3)	(404.9)

Total liabilities and deficit	$1,408.6	$1,746.1	$229.7	$(1,783.2)	$1,601.2

CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net revenues	$—	$1,155.7	$254.2	$—	$1,409.9
Expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below:
Marketing and commissions	—	549.7	97.2	—	646.9
Operating costs	—	247.5	112.5	—	360.0
General and administrative	11.9	69.0	17.5	—	98.4
Depreciation and amortization	—	225.0	35.2	—	260.2

Total expenses	11.9	1,091.2	262.4	—	1,365.5

Income (loss) from operations	(11.9)	64.5	(8.2)	—	44.4
Interest income	0.1	1.0	0.6	—	1.7
Interest expense	(136.2)	(2.0)	(4.7)	—	(142.9)
Other income (expense), net	—	(0.1)	16.4	—	16.3

Loss before income taxes and non-controlling interest	(148.0)	63.4	4.1	—	(80.5)
Income tax (expense) benefit	(3.4)	(5.4)	1.3	—	(7.5)
Equity in income of subsidiaries	62.7	—	—	(62.7)	—

Net loss	(88.7)	58.0	5.4	(62.7)	(88.0)
Less: net income attributable to non-controlling interest	—	—	(0.7)	—	(0.7)

Net income (loss) attributable to Affinion Group, Inc.	$(88.7)	$58.0	$4.7	$(62.7)	$(88.7)

CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net revenues	$—	$1,102.3	$218.7	$—	$1,321.0
Expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below:
Marketing and commissions	—	533.7	74.7	—	608.4
Operating costs	—	225.5	108.8	—	334.3
General and administrative	29.4	66.7	17.1	—	113.2
Depreciation and amortization	—	269.5	41.3	—	310.8

Total expenses	29.4	1,095.4	241.9	—	1,366.7

Loss from operations	(29.4)	6.9	(23.2)		(45.7)
Interest income	—	3.9	1.0	—	4.9
Interest income—intercompany	0.8	—	—	(0.8)	—
Interest expense	(140.0)	(0.2)	(5.0)	—	(145.2)
Interest expense—intercompany	—	—	(0.8)	0.8	—
Other income (expense), net	—	(0.1)	—	—	(0.1)

Loss before income taxes and non-controlling interest	(168.6)	10.5	(28.0)	—	(186.1)
Income tax (expense) benefit	(0.5)	(9.3)	5.1	—	(4.7)
Equity in income (loss) of subsidiaries	(22.0)	—	—	22.0	—

Net loss	(191.1)	1.2	(22.9)	22.0	(190.8)
Less: net income attributable to non-controlling interest	—	—	(0.3)	—	(0.3)

Net loss attribute to Affinion Group, Inc.	$(191.1)	$1.2	$(23.2)	$22.0	$(191.1)

CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net revenues	$—	$975.8	$161.9	$—	$1,137.7

Expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below:
Marketing and commissions	—	525.7	55.2	—	580.9
Operating costs	—	232.4	93.7	—	326.1
General and administrative	4.8	84.4	17.7	—	106.9
Goodwill impairment	—	15.5	—	—	15.5
Depreciation and amortization	—	368.2	28.6	—	396.8

Total expenses	4.8	1,226.2	195.2	—	1,426.2

Loss from operations	(4.8)	(250.4)	(33.3)	—	(288.5)
Interest income	0.4	4.7	0.7	(0.1)	5.7
Interest expense	(148.2)	(0.1)	(0.6)	0.1	(148.8)

Loss before income taxes and non-controlling interest	(152.6)	(245.8)	(33.2)	—	(431.6)
Income tax (expense) benefit	16.6	(23.9)	1.0		(6.3)
Equity in income (loss) of subsidiaries	(302.2)	—	—	302.2	—

Net loss	(438.2)	(269.7)	(32.2)	302.2	(437.9)
Less: income attributable to non-controlling interest	—	—	(0.3)	—	(0.3)

Net loss attributable to Affinion Group, Inc.	$(438.2)	$(269.7)	$(32.5)	$302.2	$(438.2)

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating Activities
Net loss	$(88.7)	$58.0	$5.4	$(62.7)	$(88.0)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	—	225.0	35.2	—	260.2
Amortization of favorable and unfavorable contracts	—	(2.2)	(0.8)	—	(3.0)
Amortization of debt discount and financing costs	5.9	—	—	—	5.9
Unrealized gain on interest rate swap	15.9	—	—	—	15.9
Unrealized foreign currency transaction gain	—	—	(16.5)	—	(16.5)
Amortization of share-based compensation	3.1	—	—	—	3.1
Equity in (income) loss of subsidiaries	(62.7)	—	—	62.7	—
Deferred income taxes	—	8.2	(6.7)	—	1.5
Payment received for assumption of loyalty points program liability	—	7.4	—	—	7.4
Net change in assets and liabilities:
Restricted cash	—	(0.1)	1.0	—	0.9
Receivables	(0.5)	(5.7)	(2.1)	—	(8.3)
Receivables from and payables to related parties	(2.1)	1.1	(0.7)	—	(1.7)
Profit-sharing receivables from insurance carriers	—	(38.1)	(1.4)	—	(39.5)
Prepaid commissions	—	1.6	3.0	—	4.6
Other current assets	0.5	(4.5)	(2.1)	—	(6.1)
Contract rights and list fees	—	(5.1)	—	—	(5.1)
Other non-current assets	0.3	(1.9)	(0.8)	—	(2.4)
Accounts payable and accrued expenses	41.5	(42.6)	5.8	—	4.7
Deferred revenue	—	(29.2)	5.4	—	(23.8)
Income taxes receivable and payable	0.4	(4.4)	0.7	—	(3.3)
Other long-term liabilities	2.8	0.1	(5.0)	—	(2.1)
Other, net	(1.4)	(0.2)	0.3	—	(1.3)

Net cash provided by operating activities	(85.0)	167.4	20.7	—	103.1

Investing Activities
Capital expenditures	(1.1)	(24.1)	(11.5)	—	(36.7)
Acquisition-related payments, net of cash acquired	—	(0.5)	(13.2)	—	(13.7)
Restricted cash	—	—	(8.7)	—	(8.7)

Net cash (used in) investing activities	(1.1)	(24.6)	(33.4)	—	(59.1)

Financing Activities
Borrowings under line of credit, net	18.5	—	—	—	18.5
Principal payments on borrowings	—	(0.3)	—	—	(0.3)
Dividends paid to parent company	(37.0)	—	—	—	(37.0)
Intercompany receivables and payables	145.5	(142.4)	(3.1)	—	—
Intercompany loans	(41.1)	—	41.1	—	—
Intercompany dividends	0.2	(0.2)	—	—	—
Distributions to minority shareholder of a subsidiary	—	—	(0.4)	—	(0.4)

Net cash provided by (used in) financing activities	86.1	(142.9)	37.6	—	(19.2)

Effect of changes in exchange rates on cash and cash equivalents	—	—	(2.7)	—	(2.7)

Net increase in cash and cash equivalents	—	(0.1)	22.2	—	22.1
Cash and cash equivalents, beginning of period	—	3.0	11.2	—	14.2

Cash and Cash Equivalents, End of Period	$—	$2.9	$33.4	$—	$36.3

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating Activities
Net loss	$(191.1)	$1.2	$(22.9)	$22.0	$(190.8)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	—	269.5	41.3	—	310.8
Amortization of favorable and unfavorable contracts	—	(2.3)	(0.7)	—	(3.0)
Amortization of debt discount and financing costs	6.5	—	—	—	6.5
Unrealized gain on interest rate swap	5.1	—	—	—	5.1
Amortization of share-based compensation	2.7	—	—	—	2.7
Equity in (income) loss of subsidiaries	22.0	—	—	(22.0)	—
Deferred income taxes	0.1	3.8	(9.8)	—	(5.9)
Net change in assets and liabilities:
Restricted cash	—	0.7	(0.7)	—	—
Receivables	(0.1)	(2.3)	2.4	—	—
Receivables from and payables to related parties	(0.3)	2.7	(0.6)	—	1.8
Profit-sharing receivables from insurance carriers	—	0.7	—	—	0.7
Prepaid commissions	—	16.5	(6.0)	—	10.5
Other current assets	(3.5)	5.8	(2.9)	—	(0.6)
Contract rights and list fees	—	(2.1)	—	—	(2.1)
Other non-current assets	(0.7)	(3.4)	0.2	—	(3.9)
Accounts payable and accrued expenses	26.5	(52.2)	7.8	—	(17.9)
Deferred revenue	—	(22.5)	17.7	—	(4.8)
Income taxes receivable and payable	1.2	2.3	3.3	—	6.8
Other long-term liabilities	(0.1)	(1.3)	(11.4)	—	(12.8)
Other, net	(0.5)	0.5	(1.3)	—	(1.3)

Net cash provided by operating activities	(132.2)	217.6	16.4	—	101.8

Investing Activities
Capital expenditures	(0.4)	(20.3)	(6.2)	—	(26.9)
Acquisition-related payments, net of cash acquired	—	(50.4)	—	—	(50.4)
Restricted cash	—	—	(0.1)	—	(0.1)

Net cash (used in) investing activities	(0.4)	(70.7)	(6.3)	—	(77.4)

Financing Activities
Borrowings under line of credit, net	38.5	—	—	—	38.5
Principal payments on borrowings	(100.0)	(0.2)	—	—	(100.2)
Intercompany loans	16.5	—	(16.5)	—	—
Dividends paid to parent company	(32.2)	—		—	(32.2)
Intercompany receivables and payables	209.8	(203.3)	(6.5)	—	—
Distributions to minority shareholder of a subsidiary	—	—	(0.3)	—	(0.3)

Net cash provided by (used in) financing activities	132.6	(203.5)	(23.3)	—	(94.2)

Effect of changes in exchange rates on cash and cash equivalents	—	—	(0.3)	—	(0.3)

Net increase in cash and cash equivalents	—	(56.6)	(13.5)	—	(70.1)
Cash and cash equivalents, beginning of period	—	59.6	24.7	—	84.3

Cash and Cash Equivalents, End of Period	$—	$3.0	$11.2	$—	$14.2

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating Activities
Net loss	$(438.2)	$(269.7)	$(32.2)	$302.2	$(437.9)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	—	368.2	28.6	—	396.8
Amortization of favorable and unfavorable contracts	—	3.8	(0.7)	—	3.1
Goodwill impairment	—	15.5	—	—	15.5
Amortization of debt discount and financing costs	15.9	—	—	—	15.9
Unrealized gain on interest rate swap	(1.7)	—	—	—	(1.7)
Amortization of share-based compensation	8.9	—	—	—	8.9
Equity in (income) loss of subsidiaries	302.2	—	—	(302.2)	—
Deferred income taxes	—	6.3	(2.9)	—	3.4
Net change in assets and liabilities:
Restricted cash	—	(2.5)	0.5	—	(2.0)
Receivables	—	(3.9)	(2.1)	—	(6.0)
Receivables from and payables to related parties	(7.9)	(1.1)	3.3	—	(5.7)
Profit-sharing receivables from insurance carriers	—	9.0	—	—	9.0
Prepaid commissions	—	(35.0)	(4.7)	—	(39.7)
Other current assets	(0.2)	5.9	(5.1)	—	0.6
Contract rights and list fees	—	(9.6)	—	—	(9.6)
Other non-current assets	—	(4.0)	0.6	—	(3.4)
Accounts payable and accrued expenses	0.4	(10.4)	5.1	—	(4.9)
Deferred revenue	—	147.4	18.2	—	165.6
Income taxes receivable and payable	—	(1.1)	(4.0)	—	(5.1)
Other long-term liabilities	0.1	(3.6)	(1.0)	—	(4.5)

Net cash provided by operating activities	(120.5)	215.2	3.6	—	98.3

Investing Activities				—
Capital expenditures	—	(23.2)	(5.9)	—	(29.1)
Acquisition of intangible asset	—	—	(17.4)	—	(17.4)
Restricted cash	—	—	2.1	—	2.1

Net cash (used in) investing activities	—	(23.2)	(21.2)	—	(44.4)

Financing Activities				—
Proceeds from borrowings	385.7	—	—	—	385.7
Deferred financing costs	(10.9)	—	—	—	(10.9)
Principal payments on borrowings	(468.5)	(0.5)	—	—	(469.0)
Intercompany loans	(16.0)	—	16.0	—	—
Capital contribution	8.8	—		—	8.8
Intercompany receivables and payables	193.7	(197.6)	3.9	—	—
Intercompany dividends	0.4	(0.4)	—	—	—

Net cash provided by (used in) financing activities	93.2	(198.5)	19.9	—	(85.4)

Effect of changes in exchange rates on cash and cash equivalents	—	—	2.4	—	2.4

Net increase in cash and cash equivalents	(27.3)	(6.5)	4.7	—	(29.1)
Cash and cash equivalents, beginning of period	27.3	66.1	20.0	—	113.4

Cash and Cash Equivalents, End of Period	$—	$59.6	$24.7	$—	$84.3

21. SUBSEQUENT EVENTS

After mediation in May 2009, the January 2005 Suit was settled on June 9, 2009 and was subsequently dismissed with prejudice by the court, releasing all claims and causes of actions of the plaintiffs relating to the matter. The total amount of the settlement payments was not material. See Note 13 for additional information.

On June 5, 2009, the Company issued new senior notes (“New Senior Notes”), with a face value of $150.0 million, for net proceeds of $133.6 million. The New Senior Notes bear interest at 10 1/8% per annum, payable semi-annually on April 15 and October 15 of each year. The New Senior Notes mature on October 15, 2013. The Company may redeem all or part of the New Senior Notes at any time on or after October 15, 2009 at redemption prices (generally at a premium) set forth in the indenture governing the New Senior Notes. The New Senior Notes are senior unsecured obligations and rank equally in right of payment with the Company’s existing and future senior obligations and senior to the Company’s existing and future senior subordinated indebtedness. The New Senior Notes are guaranteed by the same subsidiaries of the Company that guarantee the Affinion Credit Facility and the Senior Notes as discussed in Note 20—Guarantor/Non-Guarantor Supplemental Financial Information. The Company intends to use the net proceeds of the issuance of the New Senior Notes for general corporate purposes, which could include working capital needs, acquisitions, capital expenditures and purchases of any of its or Affinion Holdings’ indebtedness.

On June 11, 2009, the Company utilized cash on hand and available funds under its revolving credit facility to purchase $64.0 million face amount of Affinion Holdings’ outstanding debt from an affiliate of Apollo for $44.8 million. The borrowing under the revolving credit facility was paid down prior to June 30, 2009.

On May 27, 2009, the U.S. Senate Committee on Commerce, Science, and Transportation (the “Committee”) initiated an investigation into two of the Company’s competitors, Vertrue Inc. and Webloyalty.com, Inc., in connection with their e-commerce marketing practices, including those relating to consumers’ account number acquisition. On July 10, 2009, the Committee expanded the scope of its investigation to include Affinion and requested the Company to provide certain information about the Company’s domestic online marketing practices, including those relating to the acquisition of consumers’ credit or debit card account numbers automatically from the Company’s partners when a consumer enrolls in one of the Company’s programs immediately after making a purchase through one of the Company’s partners’ web sites. Although the Company cannot currently predict the outcome of this investigation, it is in the process of responding to the information request made by the Committee.

AFFINION GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2009 AND DECEMBER 31, 2008

(In millions, except share amounts)

	June 30, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	$113.6	$36.3
Restricted cash	35.7	35.6
Receivables (net of allowance for doubtful accounts of $1.1 and $0.8, respectively)	81.6	77.6
Receivables from related parties	14.7	15.6
Profit-sharing receivables from insurance carriers	74.3	98.3
Prepaid commissions	67.1	62.0
Other current assets	48.4	43.0

Total current assets	435.4	368.4
Property and equipment, net	91.2	91.2
Contract rights and list fees, net	38.8	40.7
Goodwill	307.4	307.5
Other intangibles, net	527.7	604.4
Receivables from related parties	3.3	5.3
Other non-current assets	101.8	43.1

Total assets	$1,505.6	$1,460.6

Liabilities and Deficit
Current liabilities:
Current portion of long-term debt	$0.2	$6.7
Accounts payable and accrued expenses	293.2	268.2
Payables to related parties	13.8	10.0
Deferred revenue	222.3	231.3

Total current liabilities	529.5	516.2
Long-term debt	1,440.7	1,360.6
Deferred income taxes	23.0	20.5
Deferred revenue	33.0	35.4
Other long-term liabilities	71.8	74.4

Total liabilities	2,098.0	2,007.1

Commitments and contingencies (Note 6)
Deficit
Common stock and additional paid-in capital, $0.01 par value, 1,000 shares authorized, and 100 shares issued and outstanding	287.6	311.7
Accumulated deficit	(878.5)	(855.2)
Accumulated other comprehensive income	(2.1)	(3.7)

Total Affinion Group, Inc. deficit	(593.0)	(547.2)
Non-controlling interest in subsidiary	0.6	0.7

Total deficit	(592.4)	(546.5)

Total liabilities and deficit	$1,505.6	$1,460.6

See accompanying notes to the unaudited condensed consolidated financial statements.

AFFINION GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(In millions)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Net revenues	$333.5	$354.3	$667.5	$693.5

Expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below:
Marketing and commissions	152.1	161.7	291.9	315.2
Operating costs	85.9	90.7	173.0	180.5
General and administrative	24.7	26.1	56.3	53.8
Depreciation and amortization	51.2	69.3	101.5	137.2

Total expenses	313.9	347.8	622.7	686.7

Income from operations	19.6	6.5	44.8	6.8
Interest income	0.8	0.5	1.0	1.0
Interest expense	(23.7)	(12.5)	(58.5)	(51.5)
Other income (expense), net	1.5	(0.2)	(6.7)	(0.2)

Loss before income taxes and minority interests	(1.8)	(5.7)	(19.4)	(43.9)
Income tax expense	(1.0)	(0.4)	(3.5)	(5.8)

Net loss	(2.8)	(6.1)	(22.9)	(49.7)
Less: net income attributable to non-controlling interest	(0.2)	(0.1)	(0.4)	(0.3)

Net loss attributable to Affinion Group, Inc.	$(3.0)	$(6.2)	$(23.3)	$(50.0)

See accompanying notes to the unaudited condensed consolidated financial statements.

AFFINION GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(in millions)

	Affinion Group, Inc. Equity
	Common Stock and Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interest	Total Equity (Deficit)
Balance, January 1, 2009	$311.7	$(855.2)	$(3.7)	$0.7	$(546.5)
Comprehensive loss
Net income (loss)		(23.3)		0.4	(22.9)
Currency translation adjustment			1.6	0.2	1.8

Total comprehensive loss					(21.1)
Dividend paid to non-controlling interest				(0.7)	(0.7)
Return of capital	(24.1)				(24.1)

Balance, June 30, 2009	$287.6	$(878.5)	$(2.1)	$0.6	$(592.4)

	Affinion Group, Inc. Equity
	Common Stock and Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interest	Total Equity (Deficit)
Balance, January 1, 2008	$348.7	$(766.5)	$12.3	$0.6	$(404.9)
Comprehensive loss
Net income (loss)		(50.0)		0.3	(49.7)
Currency translation adjustment			3.5	(0.1)	3.4

Total comprehensive loss					(46.3)
Dividend paid to non-controlling interest				(0.4)	(0.4)
Return of capital	(20.6)				(20.6)

Balance, June 30, 2008	$328.1	$(816.5)	$15.8	$0.4	$(472.2)

See accompanying notes to the unaudited condensed consolidated financial statements.

AFFINION GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(In millions)

	For the Six Months Ended
	June 30, 2009	June 30, 2008
Operating Activities
Net loss	$(22.9)	$(49.7)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	101.5	137.2
Amortization of favorable and unfavorable contracts	(1.1)	(1.5)
Amortization of debt discount and financing costs	3.2	2.9
Unrealized gain on interest rate swaps	(2.8)	(12.0)
Unrealized foreign currency transaction loss	6.8	—
Stock-based compensation	2.6	1.5
Interest accretion on held-to-maturity debt securities	(0.4)	—
Deferred income taxes	(3.6)	2.5
Payment received for assumption of loyalty points program liability	0.7	7.4
Net change in assets and liabilities:
Restricted cash	0.9	0.9
Receivables	(1.3)	(0.9)
Receivables from and payables to related parties	3.8	(36.3)
Profit-sharing receivables from insurance carriers	24.3	(8.2)
Prepaid commissions	(4.1)	1.9
Other current assets	0.2	(10.0)
Contract rights and list fees	(1.0)	—
Other non-current assets	(2.6)	(1.1)
Accounts payable and accrued expenses	9.8	27.7
Deferred revenue	(16.4)	(2.7)
Income taxes receivable and payable	4.1	(0.9)
Other long-term liabilities	(3.9)	(2.6)
Other, net	(3.5)	0.1

Net cash provided by operating activities	94.3	56.2

Investing Activities
Capital expenditures	(15.6)	(16.4)
Restricted cash	—	(0.1)
Purchase of held-to-maturity debt securities of Affinion Group Holdings, Inc.	(44.8)	—
Acquisition-related payment, net of cash acquired	(2.3)	—

Net cash used in investing activities	(62.7)	(16.5)

Financing Activities
Proceeds from issuance of senior notes	136.5	—
Deferred financing costs	(3.4)	—
Borrowings (repayments) under line of credit, net	(57.0)	(14.5)
Principal payments on borrowings	(6.6)	(0.1)
Dividends paid to parent company	(24.1)	(20.6)
Distribution to non-controlling interest	(0.7)	—

Net cash provided by (used in) financing activities	44.7	(35.2)

Effect of changes in exchange rates on cash and cash equivalents	1.0	(0.3)

Net increase in cash and cash equivalents	77.3	4.2
Cash and cash equivalents, beginning of period	36.3	14.2

Cash and cash equivalents, end of period	$113.6	$18.4

Supplemental Disclosure of Cash Flow Information:
Interest payments	$56.2	$59.1

Income tax payments	$2.7	$4.6

Non-cash investing and financing activities:
Accrued capital expenditures	$1.8	$0.7

Accrued deferred financing costs	$1.3	$—

See accompanying notes to the unaudited condensed consolidated financial statements.

AFFINION GROUP, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

1.	BASIS OF PRESENTATION AND BUSINESS DESCRIPTION

Basis of Presentation—On October 17, 2005, Cendant Corporation (“Cendant”) completed the sale of the Cendant Marketing Services Division (the “Predecessor”) to Affinion Group, Inc. (the “Company” or “Affinion”), a wholly-owned subsidiary of Affinion Group Holdings, Inc. (“Affinion Holdings”) and an affiliate of Apollo Management V, L.P. (“Apollo”), pursuant to a purchase agreement dated July 26, 2005 for approximately $1.8 billion (the “Apollo Transactions”).

All references to Cendant refer to Cendant Corporation, which changed its name to Avis Budget Group, Inc. in August 2006, and its consolidated subsidiaries, particularly in context of its business and operations prior to, and in connection with, the Company’s separation from Cendant.

The accompanying unaudited condensed consolidated financial statements include the accounts and transactions of the Company. In presenting these unaudited condensed consolidated financial statements, management makes estimates and assumptions that affect reported amounts of assets and liabilities and related disclosures, and disclosure of contingent assets and liabilities, at the date of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Estimates, by their nature, are based on judgments and available information at the time. As such, actual results could differ from those estimates. In management’s opinion, the unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary for a fair presentation of interim results reported. The results of operations reported for interim periods are not necessarily indicative of the results of operations for the entire year or any subsequent interim period.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and following the guidance of Rule 10-01 of Regulation S-X for interim financial statements required to be filed with the U.S. Securities and Exchange Commission (the “SEC”). As permitted under such rules, certain notes and other financial information normally required by accounting principles generally accepted in the United States of America have been condensed or omitted; however, the unaudited condensed consolidated financial statements do include such notes and financial information sufficient so as to make the interim information presented not misleading. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes of the Company as of December 31, 2008 and 2007, and for the years ended December 31, 2008, 2007 and 2006, included in the Company’s Registration Statement on Form S-4 filed with the SEC on July 15, 2009 (File number 333-160594) (the “Form S-4”). The audited consolidated financial statements contained in the Form S-4 differ from those contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 in that they have been retrospectively adjusted to reflect the Company’s adoption of FASB Statement No. 160 “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.”

Business Description—The Company provides comprehensive customer engagement and loyalty solutions that enhance or extend the relationship of millions of customers with many of the largest companies in the world. The Company partners with these leading companies to develop and market programs that provide services to their end-customers using its expertise in customer engagement, creative design and product development.

The Company has substantial expertise in deploying various forms of customer engagement communications, such as direct mail, inbound and outbound telephony and the Internet, and in bundling unique benefits to offer products and services to the end-customers of its marketing partners on a highly targeted basis. The Company designs programs that provide a diversity of benefits based on end-customer needs and interests, with a particular focus on programs offering lifestyle and protection benefits and programs which offer savings on purchases. For instance, the Company provides credit monitoring and identity-theft resolution, accidental death and dismemberment insurance (“AD&D”), discount travel services, loyalty points programs, various checking account and credit card enhancement services and other products and services.

•	Affinion North America. Affinion North America comprises the Company’s Membership, Insurance and Package, and Loyalty customer engagement businesses in North America.

•

Membership Products. The Company designs, implements and markets subscription programs that provide members with personal protection benefits and value-added services including credit monitoring and identity-theft resolution services, as well as access to a variety of discounts and shop-at-home conveniences in such areas as retail merchandise, travel, automotive and home improvement.

•	Insurance and Package Products. The Company markets AD&D and other insurance programs and designs and provides checking account enhancement programs to financial institutions.

•

Loyalty Products. The Company designs, implements and administers points-based loyalty programs for financial, travel, auto and other companies. The Company also provides enhancement benefits to major financial institutions in connection with their credit and debit card programs.

•

Affinion International. Affinion International comprises the Company’s Membership, Package and Loyalty customer engagement businesses outside North America. Affinion International also provides loyalty program benefits and operates an accommodation reservation booking business through one of its subsidiaries. The Company expects to leverage its current European operational platform to expand its range of products and services, develop new partner relationships in various industries and grow its geographical footprint.

Recently Issued Accounting Pronouncements

On June 12, 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 166, “Accounting for Financial Assets – an amendment of FASB Statement No. 140” (“SFAS No. 166”). SFAS No. 166 is a revision to FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” and will require more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity”, changes the requirements for derecognizing financial assets, and requires additional disclosures. SFAS No. 166 is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009. Early adoption is prohibited. The Company’s adoption of SFAS No. 166 is not expected to have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

On June 12, 2009, the FASB issued FASB Statement No. 167, “Amendment of FASB Interpretation No. 46(R)” (“SFAS No. 167”). SFAS No. 167 amends the consolidation guidance applicable to variable interest entities (VIEs). SFAS No. 167 changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. SFAS No. 167 is effective as of the beginning of the first fiscal year that begins after November 15, 2009. Early adoption is prohibited. The Company’s adoption of SFAS No. 167 is not expected to have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

On July 1, 2009, the FASB Accounting Standards Codification (“Codification”) became the single source of authoritative generally accepted accounting principles (“GAAP”) in the United States. The previously existing GAAP hierarchy consisted of four levels of authoritative accounting and reporting guidance (levels A through

D), including original pronouncements of the FASB, Emerging Issues Task Force abstracts and other accounting literature. The Codification eliminates this hierarchy and replaced the previously existing GAAP (other than rules and interpretive releases of the SEC) with just two levels of literature: authoritative and nonauthoritative.

Recently Adopted Accounting Pronouncements

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”), now contained in Codification Topic 820. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 (“FSP-FAS No. 157-2”), also contained in Codification Topic 820, delaying the effective date of SFAS No. 157 for certain nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”), now contained in Codification Topic 825. SFAS 159 permits entities to choose to measure many financial instruments and other items at fair value. The fair value option permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected would be recognized in earnings at each subsequent reporting date. Generally, the fair value option may be applied instrument by instrument and is irrevocable unless a new election date occurs. Effective January 1, 2008, the Company adopted SFAS No. 157 and SFAS No. 159. The adoption of SFAS No. 157 and SFAS No. 159 did not have a material impact on the Company’s consolidated financial position, results of operations and cash flows and the Company did not elect the fair value option available under SFAS No. 159 for any of its financial instruments. Effective January 1, 2009, the Company adopted SFAS No. 157 for certain non-financial assets and non-financial liabilities, which did not have a material impact on the Company’s consolidated financial position, results of operations and cash flows, as the Company did not elect the fair value option available under SFAS No. 159 for any of its nonfinancial assets and nonfinancial liabilities. See Note 9 – Financial Instruments, Derivatives and Fair Value Measures for additional information.

In December 2007, the FASB issued FASB Statement No. 141R, “Business Combinations” (“SFAS No. 141R”), now contained in Codification Topic 805, which replaced SFAS No. 141, “Business Combinations” (“SFAS No. 141”). SFAS No. 141R retains the fundamental requirements in SFAS No. 141 that the acquisition or purchase method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS No. 141R also retains the guidance in SFAS No. 141 for identifying and recognizing intangible assets separately from goodwill. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and to deferred taxes related to business combinations for which the acquisition date was prior to the adoption of SFAS No. 141(R).

Effective January 1, 2009, the Company adopted FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS No. 160”), now contained in Codification Topic 810. For consolidated subsidiaries that are less than wholly-owned, the third-party holdings of equity interests are referred to as non-controlling interests. The portion of net income attributable to non-controlling interests for such subsidiaries is presented as net income applicable to non-controlling interests on the consolidated statements of operations, and the portion of stockholder’s equity of such subsidiaries is presented as non-controlling interests on the consolidated balance sheets. The adoption of SFAS No. 160 did not have a material impact on the Company’s financial condition, results of operations or cash flows. However, it did impact the presentation and disclosure of non-controlling (minority) interests in the Company’s consolidated financial statements. As a result of the retrospective presentation and disclosure requirements of SFAS No. 160, certain prior period items in these condensed consolidated financial statements have been reclassified to conform to the required presentation under SFAS No. 160.

On May 28, 2009, the FASB issued FASB Statement No. 165, “Subsequent Events” (“SFAS No. 165”), now contained in Codification Topic 855, which provides guidance on management’s assessment of subsequent events. The new standard clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date “through the date that the financial statements are issued or available to be issued.” SFAS No. 165 is effective prospectively for interim or annual financial periods ending after June 15, 2009. The Company adopted SFAS No. 165 for the interim period ended June 30, 2009. The Company’s adoption of SFAS No. 165 had no impact on the Company’s consolidated financial position, results of operations and cash flows. Management’s evaluation of subsequent events was performed through July 31, 2009, the date the financial statements were issued.

2.	INTANGIBLE ASSETS

Intangible assets consisted of:

	June 30, 2009
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:
Member relationships	$809.4	$(560.8)	$248.6
Affinity relationships	580.9	(336.3)	244.6
Proprietary databases and systems	55.9	(53.7)	2.2
Trademarks and tradenames	25.9	(6.7)	19.2
Patents and technology	25.0	(12.7)	12.3
Covenants not to compete	1.2	(0.4)	0.8

	$1,498.3	$(970.6)	$527.7

	December 31, 2008
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:
Member relationships	$806.7	$(509.7)	$297.0
Affinity relationships	576.7	(306.2)	270.5
Proprietary databases and systems	55.9	(53.2)	2.7
Trademarks and tradenames	25.5	(5.7)	19.8
Patents and technology	25.0	(11.6)	13.4
Covenants not to compete	1.2	(0.2)	1.0

	$1,491.0	$(886.6)	$604.4

Amortization expense relating to intangible assets was as follows:

	For the Three Months Ended		For the Six Months Ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Member relationships	$25.2	$32.4	$50.3	$63.8
Affinity relationships	13.6	17.0	27.0	33.9
Proprietary databases and systems	0.2	4.5	0.5	9.0
Trademarks and tradenames	0.5	0.5	0.9	1.1
Patents and technology	0.6	0.6	1.2	1.2
Covenant not to compete	—	0.1	0.1	0.1

	$40.1	$55.1	$80.0	$109.1

Based on the Company’s amortizable intangible assets as of June 30, 2009, the Company expects the related amortization expense for fiscal 2009 and the four succeeding fiscal years to be $155.2 million in 2009, $129.4 million in 2010, $110.8 million in 2011, $89.6 million in 2012 and $41.3 million in 2013.

Goodwill attributed to each of the Company’s reporting segments is as follows:

	June 30, 2009	December 31, 2008
Membership products	$231.1	$231.1
Insurance and package products	58.3	58.3
International products	18.0	18.1

	$307.4	$307.5

The change in the Company’s carrying amount of goodwill in fiscal 2009 is due to changes in foreign currency exchange rates.

3.	CONTRACT RIGHTS AND LIST FEES, NET

Contract rights and list fees consisted of:

	June 30, 2009			December 31, 2008
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Contract rights	$62.5	$(38.3)	$24.2	$55.4	$(28.3)	$27.1
List fees	22.2	(7.6)	14.6	19.5	(5.9)	13.6

	$84.7	$(45.9)	$38.8	$74.9	$(34.2)	$40.7

Amortization expense for the three and six months ended June 30, 2009 was $3.8 million and $7.3 million, respectively, of which $0.9 million and $1.7 million, respectively, is included in marketing expense and $2.9 million and $5.6 million, respectively, is included in depreciation and amortization expense in the unaudited condensed consolidated statements of operations. Amortization expense for the three and six months ended June 30, 2008 was $5.2 million and $10.4 million, respectively, of which $0.6 million and $1.2 million, respectively, is included in marketing expense and $4.6 million and $9.2 million, respectively, is included in depreciation and amortization expense in the unaudited condensed consolidated statements of operations. Based on the Company’s contract rights and list fees as of June 30, 2009, the Company expects the related amortization expense for fiscal 2009 and the four succeeding fiscal years to be approximately $15.5 million in 2009, $12.6 million in 2010, $10.1 million in 2011, $2.4 million in 2012 and $2.0 million in 2013.

4.	LONG-TERM DEBT

Long-term debt consisted of:

	June 30, 2009	December 31, 2008
Term loan due 2012	$648.6	$655.0
Revolving credit facility	—	57.0
10 1/8% senior notes due 2013, net of unamortized discount of $1.2 and $1.4, respectively, with an effective interest rate of 10.285%	302.8	302.6
10 1/8% senior notes due 2013, net of unamortized discount of $13.3, with an effective interest rate of 12.877%	136.7	—
11 1/2% senior subordinated notes due 2015, net of unamortized discount of $3.3 and $3.6, respectively, with an effective interest rate of 11.75%	352.2	351.9
Capital lease obligations	0.6	0.8

Total debt	1,440.9	1,367.3
Less: current portion of long-term debt	(0.2)	(6.7)

Long-term debt	$1,440.7	$1,360.6

On October 17, 2005, the Company entered into a senior secured credit facility (“Affinion Credit Facility”). The Affinion Credit Facility is comprised of a term loan that initially totaled $860.0 million due in 2012 and a $100.0 million revolving credit facility terminating in 2011. The revolving credit facility includes letter of credit and swingline sub-facilities.

The Affinion Credit Facility is secured by all of the Company’s outstanding stock held by Affinion Holdings and by substantially all of the assets of the Company, subject to certain exceptions. Through June 30, 2009, the Company had made nine voluntary principal prepayments of the term loan aggregating $205.0 million, in addition to the $6.4 million repayment made in the first quarter of 2009 based on excess cash flow through December 31, 2008 and, therefore, all of the Company’s mandatory repayment obligations have been satisfied, other than future required annual payments, if any, based on excess cash flow. The Affinion Credit Facility permits the Company to obtain additional borrowing capacity up to the greater of $175.0 million and an amount equal to Adjusted EBITDA, as set forth in the agreement governing the Affinion Credit Facility, for the most recent four-quarter period. As of June 30, 2009, there were no borrowings under the revolving credit facility. As of December 31, 2008, borrowings outstanding under the revolving credit facility were $57.0 million. As of June 30, 2009, the Company had $98.3 million available for borrowing under the Affinion Credit Facility after giving effect to the issuance of $1.7 million of letters of credit.

On October 17, 2005, the Company issued senior notes (“Senior Notes”), with a face value of $270.0 million, for net proceeds of $266.4 million. The Senior Notes bear interest at 10  1/8% per annum, payable semi-annually on April 15 and October 15 of each year. The Senior Notes mature on October 15, 2013. As discussed in Note 11 – Guarantor/Non-Guarantor Supplemental Financial Information, the Senior Notes are guaranteed by certain subsidiaries of the Company. On May 3, 2006, the Company issued an additional $34.0 million aggregate principal amount of Senior Notes. These Senior Notes were issued as additional notes under the Senior Notes indenture dated October 17, 2005 and, together with the $270.0 million of Senior Notes originally issued under such indenture, are treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

On April 26, 2006, the Company issued $355.5 million aggregate principal amount of 11 1/ 2% senior subordinated notes due October 15, 2015 (the “Senior Subordinated Notes”). The Senior Subordinated Notes bear interest at 11 1 /2% per annum, payable semi-annually, on April 15 and October 15 of each year. The Senior Subordinated Notes are guaranteed by the same subsidiaries of the Company that guarantee the Affinion Credit Facility, the Senior Notes and the 2009 Senior Notes (defined below) as discussed in Note 11 – Guarantor/Non-Guarantor Supplemental Financial Information.

On September 13, 2006, the Company completed a registered exchange offer and exchanged all of the then-outstanding 10  1/8% Senior Notes due 2013 and all of the then-outstanding 11 1 /2% Senior Subordinated Notes due 2015 into a like principal amount of 10  1/8% Senior Notes due 2013 and 11 1/2% Senior Subordinated Notes due 2015, respectively, that have been registered under the Securities Act of 1933, as amended (the “Securities Act”).

On June 5, 2009, the Company issued senior notes (“2009 Senior Notes”), with a face value of $150.0 million, for net proceeds of $136.5 million. The 2009 Senior Notes bear interest at 10 1/8% per annum, payable semi-annually on April 15 and October 15 of each year. The 2009 Senior Notes mature on October 15, 2013. The Company may redeem all or part of the 2009 Senior Notes at any time on or after October 15, 2009 at redemption prices (generally at a premium) set forth in the indenture governing the 2009 Senior Notes. The 2009 Senior Notes are senior unsecured obligations and rank equally in right of payment with the Company’s existing and future senior obligations and senior to the Company’s existing and future senior subordinated indebtedness. The 2009 Senior Notes are guaranteed by the same subsidiaries of the Company that guarantee the Affinion Credit Facility, the Senior Notes and the Senior Subordinated Notes as discussed in Note 11 – Guarantor/Non-Guarantor Supplemental Financial Information. Although the terms and covenants of the 2009 Senior Notes are substantially identical to those of the Senior Notes, the 2009 Senior Notes are not additional securities under the indenture governing the Senior Notes, were issued under a separate indenture, do not vote as a single class with the Senior Notes and do not necessarily trade with the Senior Notes.

On July 15, 2009, the Company filed a registration statement relating to the Company’s offer to exchange its outstanding 2009 Senior Notes for a like principal amount of 2009 Senior Notes that have been registered under the Securities Act.

The Affinion Credit Facility, the Senior Notes, the Senior Subordinated Notes and the 2009 Senior Notes all contain restrictive covenants related primarily to the Company’s ability to distribute dividends, redeem or repurchase capital stock, sell assets, issue additional debt or merge with or acquire other companies. The Company and its subsidiaries may pay dividends of up to $35.0 million in the aggregate provided that no default or event of default has occurred or is continuing, or would result from the dividend. Payment of additional dividends requires the satisfaction of various conditions, including meeting defined leverage ratios and a defined fixed charge coverage ratio, and the total dividend paid can not exceed a calculated amount of defined available free cash flow. The covenants in the Affinion Credit Facility also require compliance with a consolidated leverage ratio and an interest coverage ratio. During the six months ended June 30, 2009, the Company paid cash dividends and an in-kind dividend in the form of Affinion Holdings debt to its parent company, Affinion Holdings, of $23.0 million and $1.1 million, respectively.

As of June 30, 2009, the Company believes it is in compliance with all financial covenants contained in the Affinion Credit Facility and the indentures that govern the Senior Notes, the Senior Subordinated Notes and the 2009 Senior Notes.

5.	INCOME TAXES

The Company’s effective income tax rate for the three and six months ended June 30, 2009 was (57.4)% and (17.9)%, respectively. These rates differ from the U.S. federal statutory rate of 35% primarily due to the effects of certain state income taxes, foreign taxes, deferred tax liabilities associated with indefinite-lived intangibles and valuation allowances required with respect to the increase in certain net deferred tax assets.

The Company’s effective income tax rate for the three and six months ended June 30, 2008 was (8.5)% and (13.2)%, respectively. These rates differ from the U.S. federal statutory rate of 35% primarily due to the effects of certain state income taxes, foreign taxes, deferred tax liabilities associated with indefinite-lived intangibles and valuation allowances required with respect to the increase in certain net deferred tax assets.

The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), now contained in Codification Topic 740, as of January 1, 2007. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. In accordance with FIN 48, the Company recognized $0.1 million of interest related to uncertain tax positions through the current period. The interest has been included in income tax expense for the current period. The Company’s gross unrecognized tax benefits for the three and six months ended June 30, 2009 increased by $0.2 million and decreased by $0.3 million as a result of tax positions for the current period.

The Company’s income tax returns are periodically examined by various tax authorities. In connection with these examinations, certain tax authorities, including the Internal Revenue Service, may raise issues and impose additional assessments. The Company regularly evaluates the likelihood of additional assessments resulting from these examinations and establishes liabilities, through the provision for income taxes, for potential amounts that may result therefrom. The recognition of uncertain tax benefits are not expected to have a material impact on the Company’s effective tax rate or results of operations. Jurisdictions which are open to examination include Federal, state, local and foreign, principally Germany and the United Kingdom. The period for which both domestic and foreign tax years are open is based on local laws for each jurisdiction which have not been extended beyond applicable statutes. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will change significantly within the next 12 months. Any income tax liabilities or refunds relating to periods prior to October 17, 2005 are the responsibility of Cendant as discussed in Note 8 – Related Party Transactions.

6.	COMMITMENTS AND CONTINGENCIES

Litigation

The Company is involved in claims, legal proceedings and governmental inquiries related to employment matters, contract disputes, business practices, trademark and copyright infringement claims and other commercial matters.

The Company is also a party to a number of lawsuits which were brought against it or its affiliates, each of which alleges to be a class action in nature and each of which alleges that the Company violated certain federal or state consumer protection statutes (certain of which are described below). The Company intends to vigorously defend itself against these lawsuits.

On November 15, 2001, a class action complaint (the “2001 Class Action”) was filed in Madison County, Illinois against Trilegiant alleging violations of state consumer protection statutes in connection with the sale of certain membership programs. Motions to dismiss were denied and a class was certified by the court. On February 14, 2008, the parties entered into a definitive settlement agreement that resolves this lawsuit and the August 2005 Suit on a class-wide basis. On February 15, 2008 the court entered an order preliminarily approving the settlement. A final fairness hearing was held on July 18, 2008 at which the court issued a final order approving the settlement. No appeals of the final approval were taken, and therefore the settlement became final and non-appealable on August 18, 2008. Cendant has agreed to indemnify the Company for a significant portion of the settlement, which indemnification obligation has been assumed by Wyndham and Realogy as successors to various segments of Cendant’s business. The settlement payments for which Trilegiant is responsible and does not expect to be indemnified by Cendant are not material in amount and have been accrued for in the unaudited condensed consolidated financial statements.

On November 12, 2002, a class action complaint (the “November 2002 Class Action”) was filed against Sears, Roebuck & Co., Sears National Bank, Cendant Membership Services, Inc., and Allstate Insurance Company in the Circuit Court of Alabama for Greene County alleging, among other things, breach of contract, unjust enrichment, breach of duty of good faith and fair dealing and violations of the Illinois consumer fraud and deceptive practices act. The case was removed to the U.S. District Court for the Northern District of Alabama but was remanded to the Circuit Court of Alabama for Greene County. The Company has filed a motion to compel arbitration, which was granted by the court on January 31, 2008. In granting the Company’s motion, the court further ordered that any arbitration with respect to this matter take place on an individual (and not class) basis. On February 28, 2008, plaintiffs filed a motion for reconsideration of the court’s order. That motion was orally argued on March 27, 2009. The court has yet to rule on plaintiffs’ motion.

On January 28, 2005, a class action complaint (the “January 2005 Suit”) was filed against The Bon, Inc., FACS Group, Inc., and Trilegiant in the Superior Court of Washington, Spokane County. The claim asserts violations of various consumer protection statutes. The Company filed a motion to compel arbitration, which was denied by the court. Plaintiffs have asked the court to hear oral argument on May 8, 2009 regarding their motion for class certification. The January 2005 Suit was mediated in May 2009, settled on June 9, 2009 and subsequently dismissed with prejudice by the court, which released all claims and causes of actions of the plaintiffs relating to the matter. The total amount of the settlement payments was not material.

On August 9, 2005, a class action suit (the “August 2005 Suit”) was filed against Trilegiant in the U.S. District Court for the Northern District of California, San Francisco Division. The claim asserts violations of the Electronic Funds Transfer Act and various California consumer protection statutes. The suit seeks unspecified actual damages, statutory damages, attorneys’ fees, costs and injunctive relief. As noted in the description of the 2001 Class Action above, the parties have obtained final approval of a class-wide settlement in the 2001 Class Action that resulted in the dismissal of this lawsuit with prejudice on July 18, 2008. Trilegiant was not required to make any payments in connection with the dismissal of this lawsuit other than the settlement payments noted in the description of the 2001 Class Action above.

The Company believes that the amount accrued for the above matters is adequate and the reasonably possible loss beyond the amounts accrued, while not estimable, will not have a material adverse effect on its consolidated financial condition, results of operations, or cash flows based on information currently available. However, litigation is inherently unpredictable and, although the Company believes that accruals are adequate and it intends to vigorously defend itself against such matters, unfavorable resolution could occur, which could have a material adverse effect on its consolidated financial condition, results of operations or cash flows.

Subject to certain limitations, Cendant has agreed to indemnify the Company for actual losses, damages, liabilities, claims, costs and expenses and taxes incurred in connection with certain of the matters described above. Cendant’s indemnification obligations have been assumed by Wyndham and Realogy as successors to various segments of Cendant’s business. See Note 8—Related Party Transactions for a summary of the terms of the indemnification agreements.

Other Contingencies

On May 27, 2009, the U.S. Senate Committee on Commerce, Science, and Transportation (the “Committee”) initiated an investigation into two of the Company’s competitors, Vertrue Inc. and Webloyalty.com, Inc., in connection with their e-commerce marketing practices, including those relating to consumers’ account number acquisition. On July 10, 2009, the Committee expanded the scope of its investigation to include the Company and requested the Company to provide certain information about the Company’s domestic online marketing practices, including those relating to the acquisition of consumers’ credit or debit card account numbers automatically from the Company’s partners when a consumer enrolls in one of the Company’s programs immediately after making a purchase through one of the Company’s partners’ web sites. For the twelve months ended December 31, 2008, the business methods that are subject to this investigation using such credit or debit account number acquisition methods generated less than 5% of our total consolidated net revenues. Although the Company cannot currently predict the outcome of this investigation, it is in the process of responding to the information request made by the Committee.

Surety Bonds and Letters of Credit

In the ordinary course of business, the Company is required to provide surety bonds to various state authorities in order to operate its membership, insurance and travel agency programs. As of June 30, 2009, the Company has provided guarantees for surety bonds totaling approximately $11.2 million and has issued letters of credit totaling $1.8 million.

7.	STOCK-BASED COMPENSATION

In connection with the closing of the Apollo Transactions on October 17, 2005, Affinion Holdings adopted the 2005 Stock Incentive Plan (the “2005 Plan”). The 2005 Plan authorizes the Board of Directors (the “Board”) of Affinion Holdings to grant non-qualified, non-assignable stock options and rights to purchase shares of Affinion Holdings common stock to directors and employees of, and consultants to, Affinion Holdings and its subsidiaries. Options granted under the 2005 Plan have an exercise price no less than the fair market value of a share of the underlying common stock on the date of grant. Stock awards have a purchase price determined by the Board. The Board was authorized to grant up to 4.3 million shares of Affinion Holdings’ common stock under the 2005 Plan over a ten year period. On January 30, 2007, the Board adopted an amendment to the 2005 Plan to formally document the aggregate increase of 0.2 million shares previously authorized during 2006 and further increase the number of shares of common stock issuable under the 2005 Plan by 0.4 million to an aggregate of 4.9 million shares. As discussed below, no additional grants may be made under Affinion Holdings’ 2005 Plan on or after November 7, 2007, the effective date of the 2007 Plan, as defined below.

In November 2007, Affinion Holdings adopted the 2007 Stock Award Plan (the “2007 Plan”). The 2007 Plan authorizes the Board to grant awards of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, restricted stock units, stock bonus awards, performance compensation awards (including cash bonus awards) or any combination of these awards to directors and employees of, and consultants to, Affinion Holdings and its subsidiaries. Unless otherwise determined by the Board of Directors, options granted under the 2007 Plan will have an exercise price no less than the fair market value of a share of the underlying common stock on the date of grant. Stock awards have a purchase price determined by the Board. The Board was authorized to grant up to 10.0 million shares of Affinion Holdings’ common stock under the 2007 Plan over a ten year period. As of June 30, 2009, there were 8.4 million shares available under the 2007 Plan for future grants.

The Company recognizes compensation expense, net of estimated forfeitures, over the requisite service period, which is the period during which the employee is required to provide services in exchange for the award. The Company has elected to recognize compensation cost for awards with only a service condition and have a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

Stock Options

During the three and six months ended June 30, 2009, there were no stock options granted to employees from the 2005 Plan. All options previously granted were granted with an exercise price equal to the estimated fair market value of a share of the underlying common stock on the date of grant. Stock options granted to employees from the 2005 Plan are comprised of three tranches with the following terms:

	Tranche A	Tranche B	Tranche C
Vesting	Ratably over 5 years*	100% after 8 years**	100% after 8 years**
Term of option	10 years	10 years	10 years

*	In the event of a sale of the Company, vesting for tranche A occurs 18 months after the date of sale.

**	Tranche B and C vesting would be accelerated upon specified realized returns to Apollo.

During the six months ended June 30, 2009, 0.7 million stock options were granted to employees from the 2007 Plan with an exercise price of $15.25, equal to the estimated fair market value of a share of the underlying common stock on the date of grant. There were no stock options granted to employees from the 2007 Plan during the three months ended June 30, 2009. During the three and six months ended June 30, 2008, 0.1 million and 0.2 million stock options, respectively, were granted to employees from the 2007 Plan with an exercise price of $13.02, equal to the estimated fair market value of a share of the underlying common stock on the date of grant. The stock options granted to employees from the 2007 Plan had the following terms:

Vesting period	Ratably over 4 years
Option term	10 years

During the three and six months ended June 30, 2009, 0.1 million stock options were granted to members of the Board of Directors from the 2007 Plan with an exercise price of $15.25, equal to the estimated fair market value of a share of the underlying common stock on the date of grant. These options fully vest on the date of grant and have an option term of 10 years. During the three and six months ended June 30, 2008, there were no stock options granted to members of the Board of Directors from the 2007 Plan.

The fair value of each option award from the 2007 Plan during the three and six months ended June 30, 2009 was estimated on the date of grant using the Black-Scholes option-pricing model based on the assumptions noted in the following table. Expected volatilities are based on historical volatilities of comparable companies. The expected term of the options granted represents the period of time that options are expected to be outstanding, and is based on the average of the requisite service period and the contractual term of the option.

Expected volatility	66%
Expected life (in years)	6.25
Risk-free interest rate	2.24%
Dividend yield	—%

A summary of option activity for the six months ended June 30, 2009 is presented below (number of options in thousands):

	2005 Plan – Grants to Employees- Tranche A	2005 Plan – Grants to Employees- Tranche B	2005 Plan – Grants to Employees- Tranche C	Grants to Board of Directors	2007 Plan – Grants to Employees
Outstanding options at January 1, 2009	2,041	1,003	1,003	318	779
Granted	—	—	—	—	710
Exercised	—	—	—	—	—
Forfeited or expired	(134)	(88)	(88)	—	(23)

Outstanding options at March 31, 2009	1,907	915	915	318	1,466
Granted	—	—	—	108	—
Exercised	—	—	—	—	—
Forfeited or expired	(81)	(7)	(7)	—	(18)

Outstanding options at June 30, 2009	1,826	908	908	426	1,448

Vested or expected to vest at June 30, 2009	1,826	908	908	426	1,448

Exercisable options at June 30, 2009	1,131	—	—	426	194

Weighted average remaining contractual term (in years)	6.5	6.5	6.5	8.0	9.3
Weighted average grant date fair value per option granted in 2009	$—	$—	$—	$9.44	$9.44

Based on the estimated fair values of options granted, stock-based compensation expense for the three and six months ended June 30, 2009 totaled $1.9 million and $2.6 million, respectively. Based on the estimated fair values of options granted, stock-based compensation expense for the three and six months ended June 30, 2008 totaled $0.7 million and $1.4 million, respectively. As of June 30, 2009, there was $13.3 million of unrecognized compensation cost related to unvested stock options, which will be recognized over a weighted average period of approximately 1.6 years.

Restricted Stock

In January 2007, the Board granted 21,000 shares of restricted stock of Affinion Holdings with a purchase price of $0.01 per share to the Company’s former Chief Financial Officer. This award would have vested 100% upon the earlier of three years of service or a change in control of Affinion Holdings. The fair value of the award was estimated to be $0.2 million, based upon the estimated fair value per share of common stock of Affinion Holdings, and was being amortized on a straight-line basis to general and administrative expense over the service period. In January 2009, this grant was forfeited.

In May 2007, the Board granted 42,000 shares of restricted stock of Affinion Holdings with a purchase price of $0.01 per share to Affinion International’s Chief Financial Officer. This award vests 100% upon the earlier of three years of service or a change in control of Affinion Holdings. The fair value of the award is estimated to be $0.4 million, based upon the estimated fair value per share of common stock of Affinion Holdings, and is being amortized on a straight-line basis to general and administrative expense over the service period.

A summary of restricted stock activity for the three and six months ended June 30, 2009 is presented below (number of shares of restricted stock in thousands):

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Outstanding restricted unvested awards at January 1, 2009	63	$9.52
Granted	—
Vested	—
Forfeited	(21)

Outstanding restricted unvested awards at March 31, 2009	42	$9.52
Granted	—
Vested	—
Forfeited	—

Outstanding restricted unvested awards at June 30, 2009	42	$9.52

Weighted average remaining contractual term (in years)	0.9

Based on the estimated fair values of restricted stock granted, stock-based compensation expense for the three and six months ended June 30, 2009 was less than $0.1 million and a benefit of $0.1 million, respectively. Based on the estimated fair values of restricted stock granted, stock-based compensation expense for the three and six months ended June 30, 2008 was less than $0.1 million and $0.1 million, respectively. As of June 30, 2009, there was $0.1 million of unrecognized compensation cost related to the remaining vesting period of restricted stock granted under the Plan. This cost will be recorded in future periods as stock-based compensation expense over a weighted average period of approximately 0.5 years.

8.	RELATED PARTY TRANSACTIONS

Post-Closing Relationships with Cendant

Cendant has agreed to indemnify the Company, Affinion Holdings and the Company’s affiliates (collectively the “indemnified parties”) for breaches of representations, warranties and covenants made by Cendant, as well as for other specified matters, certain of which are described below. Affinion Holdings and the Company have agreed to indemnify Cendant for breaches of representations, warranties and covenants made in the purchase agreement, as well as for certain other specified matters. Generally, all parties’ indemnification obligations with respect to breaches of representations and warranties (except with respect to the matters described below) (i) are subject to a $0.1 million occurrence threshold, (ii) are not effective until the aggregate amount of losses suffered by the indemnified party exceeds $15.0 million (and then only for the amount of losses exceeding $15.0 million) and (iii) are limited to $275.1 million of recovery. Generally, subject to certain exceptions of greater duration, the parties’ indemnification obligations with respect to representations and warranties survived until April 15, 2007 with indemnification obligations related to covenants surviving until the applicable covenant has been fully performed.

In connection with the purchase agreement, Cendant agreed to specific indemnification obligations with respect to the matters described below.

Excluded Litigation. Cendant has agreed to fully indemnify the indemnified parties with respect to any pending or future litigation, arbitration, or other proceeding relating to accounting irregularities in the former CUC International, Inc. announced on April 15, 1998.

Certain Litigation and Compliance with Law Matters. Cendant has agreed to indemnify the indemnified parties up to specified amounts for: (a) breaches of its representations and warranties with respect to legal proceedings that (1) occur after the date of the purchase agreement, (2) relate to facts and circumstances related to the business of Affinion Group, LLC (“AGLLC”) or Affinion International Holdings Limited (“Affinion International”) and (3) constitute a breach or violation of its compliance with law representations and warranties, (b) breaches of its representations and warranties with respect to compliance with laws to the extent related to the business of AGLLC or Affinion International and (c) the August 2005 Suit.

Cendant, Affinion Holdings and the Company have agreed that losses up to $15.0 million incurred with respect to these matters will be borne solely by the Company and losses in excess of $15.0 million will be shared by the parties in accordance with agreed upon allocations. The Company has the right at all times to control litigation related to shared losses and Cendant has consultation rights with respect to such litigation.

Other Litigation. Cendant has agreed to indemnify the Company for specified amounts with respect to losses incurred in connection with the 2001 Class Action.

The Company will retain all liability with respect to the November 2002 Class Action and will not be indemnified by Cendant for losses related thereto.

Other Transactions. As publicly announced, as part of a plan to split into four independent companies, Cendant has (i) distributed the equity interests it previously held in its hospitality services business (“Wyndham”) and its real estate services business (“Realogy”) to Cendant stockholders and (ii) sold its travel services business (“Travelport”) to a third party. Cendant continues as a publicly traded company which owns the vehicle rental business (“Avis Budget,” together with Wyndham and Realogy, the “Cendant Entities”). Subject to certain exceptions, Wyndham and Realogy have agreed to share Cendant’s contingent and other liabilities (including its indemnity obligations to the Company described above and other liabilities to the Company in connection with the Apollo Transactions) in specified percentages. If any Cendant Entity defaults in its payment, when due, of any such liabilities, the remaining Cendant Entities are required to pay an equal portion of the amounts in default. Wyndham continues to hold a portion of the preferred stock and warrant issued in connection with the Apollo Transactions, while Realogy was subsequently acquired by an affiliate of Apollo.

The Company entered into agreements pursuant to which the Company will continue to have cost-sharing arrangements with Cendant and/or its subsidiaries relating to office space and customer contact centers. These agreements have expiration dates and financial terms that are generally consistent with the terms of the related intercompany arrangements prior to the Apollo Transactions. The revenue earned for such services was $0.1 million and $0.1 million for the three and six months ended June 30, 2009, respectively, and $0.4 million and $0.8 million for the three and six months ended June 30, 2008, respectively, and is included in net revenues in the accompanying unaudited condensed consolidated statements of operations. The Company incurred expenses of $0.3 million and $0.6 million for the three and six months ended June 30, 2009, respectively, and $0.1 million and $0.2 million for the three and six months ended June 30, 2008, respectively, which is included in operating expenses in the accompanying unaudited condensed consolidated statements of operations.

New marketing agreements permit the Company to continue to solicit customers of certain Cendant subsidiaries for the Company’s membership programs through various direct marketing methods. The marketing agreements generally provide for a minimum amount of marketing volume or a specified quantity of customer data to be allotted to the relevant party. The payment terms of the marketing agreements provide for either (1) a fee for each call transferred, (2) a bounty payment for each user that enrolls in one of the Company’s membership programs, or (3) a percentage of net membership revenues. These agreements generally expire in December 2010 and are generally terminable by the applicable Cendant party following December 31, 2007, upon six months written notice to the Company. In the event that a Cendant subsidiary terminates an agreement prior to December 31, 2010, then the Cendant subsidiary is required to pay a termination fee based on the projected marketing revenues that would have been generated from such agreement had the marketing agreement been in place through December 31, 2010. The expense incurred for such services was $0.9 million and $1.6 million for the three and six months ended June 30, 2009, respectively, and $1.1 million and $1.8 million for the three and six months ended June 30, 2008, respectively, and is included in marketing and commissions in the accompanying unaudited condensed consolidated statements of operations.

Under the loyalty and rewards program administration agreements, the Company will continue to administer loyalty programs for certain Cendant subsidiaries. The agreements provide for the Company to earn fees for the following services: an initial fee to implement a new loyalty program, a program administration fee, a redemption fee related to redeemed rewards and a booking fee related to travel bookings by loyalty program members. The loyalty and reward program agreements expire on December 31, 2009. The total amounts included in net revenues in the accompanying unaudited condensed consolidated statements of operations for such services was $2.0 million and $4.0 million for the three months ended June 30, 2009, respectively, and $3.5 million and $6.7 million for the three and six months ended June 30, 2008, respectively. In connection with these agreements, the Company formed Affinion Loyalty, LLC (“Loyalty”), a special-purpose, bankruptcy-remote subsidiary which is a wholly-owned subsidiary of TLS. Pursuant to the loyalty agreements, TLS has provided a copy of the object code, source code and related documentation of certain of its intellectual property to Loyalty under a non-exclusive limited license. Loyalty entered into an escrow agreement relating to such intellectual property with Cendant and its affiliates in connection with the parties entering into the loyalty and reward agreements. Loyalty sub-licenses such intellectual property to Cendant on a non-exclusive basis but will only provide access to such intellectual property either directly or indirectly through the escrow agent in the event that TLS (1) becomes bankrupt or insolvent, (2) commits a material, uncured breach of a loyalty and reward agreement, or (3) transfers or assigns its intellectual property in such a way as to prevent it from performing its obligations under any agreement relating to Cendant’s loyalty and rewards programs. Upon access to the escrowed materials, Cendant will be able to use the escrowed materials for a limited term and for only those purposes for which TLS was using it to provide the services under the loyalty and reward agreements prior to the release of the escrowed materials to Cendant.

On June 30, 2008, the Company entered into an Assignment and Assumption Agreement (“AAA”) with Avis Budget, Wyndham and Realogy. Prior to this transaction, the ex-Cendant entities provided certain loyalty program-related benefits and services to credit card holders of a major financial institution and received a fee from this financial institution based on spending by the credit card holders. Under the AAA, the Company assumed all of the liabilities and obligations of the ex-Cendant entities relating to the loyalty program, including the fulfillment of the then-outstanding loyalty program points obligations. In connection with the transaction, on the June 30, 2008 closing date, the Company received cash and receivables with a fair value substantially equivalent to the fair value of the fulfillment obligation relating to the loyalty program points outstanding as of the closing date. The receivables are due and payable to the Company over a three year period following the closing date.

Affinion International entered into an agreement pursuant to which it agreed to continue to use RCI Europe, a subsidiary of Cendant, as its exclusive provider of travel services for the benefit of Affinion International members in the U.K., Germany, Switzerland, Austria, Italy, Belgium, Luxembourg, Ireland and the Netherlands. Pursuant to this agreement, RCI Europe had a right of first refusal to offer travel services in other countries where Affinion International members are located. Affinion International indemnified RCI Europe in the event its profit margin under this arrangement fell below 1.31%. Under the terms of the agreement, RCI Europe elected to terminate the agreement for convenience. As such, the agreement terminated on October 31, 2008. The expense for such services was a reduction of expense of $0.7 million and expense of $0.8 million for the three and six months ended June 30, 2008, respectively, and is included in operating costs in the accompanying unaudited condensed consolidated statements of operations.

On August 22, 2008, the Company entered into an agreement to acquire certain assets and assume certain liabilities of RCI Europe. The acquisition closed during the fourth quarter of 2008 for nominal consideration. Under the agreement, the Company acquired all of the assets and assumed all of the liabilities of RCI Europe’s travel services business that served the Company’s customers in Europe. Following this acquisition, the Company provides travel services directly to its customers.

The Company earns referral fees from Wyndham for hotel stays and travel packages. The amount included in net revenues in the accompanying unaudited condensed consolidated statements of operations for such services was $0.3 million and $0.5 million for the three and six months ended June 30, 2009, respectively, and $0.5 million and $1.0 million for the three and six months ended June 30, 2008, respectively.

Apollo Agreements

On October 17, 2005, Apollo entered into a consulting agreement with the Company for the provision of certain structuring and advisory services. The consulting agreement will also allow Apollo and its affiliates to provide certain advisory services for a period of twelve years or until Apollo owns less than 5% of the beneficial economic interests of the Company, whichever is earlier. The agreement may be terminated earlier by mutual consent. The Company is required to pay Apollo an annual fee of $2.0 million for these services commencing in 2006. The amounts expensed related to this consulting agreement were $0.5 million for the three months ended June 30, 2009 and 2008 and $1.0 million for the six months ended June 30, 2009 and 2008 and are included in general and administrative expenses in the accompanying unaudited condensed consolidated statement of operations. If a transaction is consummated involving a change of control or an initial public offering, then, in lieu of the annual consulting fee and subject to certain qualifications, Apollo may elect to receive a lump sum payment equal to the present value of all consulting fees payable through the end of the term of the consulting agreement.

In addition, the Company will be required to pay Apollo a transaction fee if it engages in any merger, acquisition or similar transaction. The Company will also indemnify Apollo and its affiliates and their directors, officers and representatives for potential losses relating to the services to be provided under the consulting agreement.

In July 2006, Apollo acquired one of the Company’s vendors, SOURCECORP Incorporated, that provides document and information services to the Company. The fees incurred for these services were $0.3 million and $0.6 million for the three and six months ended June 30, 2009, respectively, and $0.3 million and $0.6 million for the three and six months ended June 30, 2008, respectively, and are included in cost of revenues in the accompanying unaudited condensed consolidated statements of operations.

On June 11, 2009, the Company utilized cash on hand and available funds under its revolving credit facility to purchase $64.0 million face amount of Affinion Holdings’ outstanding debt from an affiliate of Apollo for $44.8 million. These debt securities are classified as held-to-maturity debt securities and are included in other non-current assets on the June 30, 2009 balance sheet at their amortized cost of $45.2 million. The borrowing under the revolving credit facility was paid down prior to June 30, 2009.

9.	FINANCIAL INSTRUMENTS, DERIVATIVES AND FAIR VALUE MEASURES

The Company entered into an interest rate swap as of December 14, 2005. This swap converts a notional amount of the Company’s floating rate debt into a fixed rate obligation. The notional amount of the swap is $150.0 million through the swap period ending December 31, 2009 and reduces in accordance with a contractual amortization schedule through December 31, 2010 when the swap terminates.

In January 2008, the Company entered into an interest rate swap effective February 21, 2008. This swap converts a notional amount of the Company’s floating rate debt into a fixed rate obligation. The notional amount of the swap is $500.0 million through the swap period ending February 22, 2010 and increases in accordance with a contractual amortization schedule through its termination date of February 21, 2011, such that, in conjunction with the swap entered into in December 2005, $650.0 million of the Company’s variable rate debt has been converted into fixed rate debt through December 31, 2010.

In January 2009, the Company entered into an interest rate swap effective February 21, 2011. The swap has a notional amount of $500.0 million and terminates on October 17, 2012. Under the swap, the Company has agreed to pay a fixed rate of interest of 2.985%, payable on a quarterly basis with the first interest payment due on May 21, 2011, in exchange for receiving floating payments based on a three-month LIBOR on the notional amount for each applicable period. This swap is intended to reduce a portion of the variability of the future interest payments on the Company’s term loan facility for the period after the Company’s previously existing swaps expire.

All three interest rate swaps are recorded at fair value, either as non-current assets or non-current liabilities. The changes in the fair value of the swaps, which are not designated as hedging instruments, are included in interest expense in the accompanying unaudited condensed consolidated statements of operations. For the three and six months ended June 30, 2009, the Company recorded a reduction of interest expense of $3.8 million and interest expense of $2.8 million, respectively, related to the interest rate swaps.

The Company adopted SFAS No. 157, now contained in Codification Topic 820, as of January 1, 2007, which, among other things, requires enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy in SFAS 157 prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, giving the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. Level 1 inputs to a fair value measurement are quoted market prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

The fair values of certain financial instruments as of June 30, 2009 are shown in the table below:

	Fair Value Measurements at June 30, 2009
	Fair Value at June 30, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in millions)
Trading securities (included in other current assets)	$0.1	$0.1	$—	—
Interest rate swaps (included in other non-current assets)	2.4	—	2.4	—
Interest rate swaps (included in other long-term liabilities)	(19.6)	—	(19.6)	—

The fair value of the trading securities and publicly-traded debt is the published market price per unit multiplied by the number of units held or issued without consideration of transaction costs. The fair value of the non-publicly-traded debt, substantially all of which is variable-rate debt, approximates its face amount due to the variable interest rate which fluctuates with the market. The fair value of the interest rate swaps are based on significant other observable inputs, adjusted for contract restrictions and other terms specific to the interest rate swaps. The counterparties to the interest rate swaps are major financial institutions. The counterparty to the swaps entered into in 2005 and 2008 had a long-term rating of Aa1 by Moody’s and A+ by Standard & Poor’s as of July 20, 2009. The counterparty to the swap entered into in 2009 had a long-term rating of A2 by Moody’s and A by Standard & Poor’s as of July 20, 2009. The Company does not expect any losses from non-performance by these counterparties.

10.	SEGMENT INFORMATION

Management evaluates the operating results of each of its reportable segments based upon revenue and “Segment EBITDA,” which is defined as income from operations before depreciation and amortization. The presentation of Segment EBITDA may not be comparable to similarly titled measures used by other companies.

The Segment EBITDA of the Company’s four operating segments does not include general corporate expenses. General corporate expenses include costs and expenses that are of a general corporate nature or managed on a corporate basis, including primarily stock-based compensation expense and consulting fees paid to

Apollo. In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” now contained in Codification Topic 280, general corporate expenses have been excluded from the presentation of the Segment EBITDA for the Company’s four operating segments because they are not reported to the chief operating decision maker for purposes of allocating resources among operating segments or assessing operating segment performance. The accounting policies of the reporting segments are the same as those described in Note 2—Summary of Significant Accounting Policies in the Company’s Form S-4.

Net Revenues
	For the Three Months Ended		For the Six Months Ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Affinion North America
Membership products	$172.1	$174.8	$349.7	$346.6
Insurance and package products	84.0	96.4	167.6	186.8
Loyalty products	17.3	15.7	34.6	30.6
Eliminations	(1.0)	(1.1)	(2.0)	(2.1)

Total North America	272.4	285.8	549.9	561.9
Affinion International products	61.1	68.5	117.6	131.6

	$333.5	$354.3	$667.5	$693.5

Segment EBITDA
	For the Three Months Ended		For the Six Months Ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Affinion North America
Membership products	$30.1	$26.9	$66.4	$55.3
Insurance and package products	26.0	36.6	55.5	69.5
Loyalty products	6.2	4.9	11.3	9.1

Total North America	62.3	68.4	133.2	133.9
Affinion International products	10.1	9.0	16.2	13.3

Total products	72.4	77.4	149.4	147.2
Corporate	(1.6)	(1.6)	(3.1)	(3.2)

	$70.8	$75.8	$146.3	$144.0

Provided below is a reconciliation of Segment EBITDA to income from operations:

	For the Three Months Ended		For the Six Months Ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Segment EBITDA	$70.8	$75.8	$146.3	$144.0
Depreciation and amortization	(51.2)	(69.3)	(101.5)	(137.2)

Income from operations	$19.6	$6.5	$44.8	$6.8

11.	GUARANTOR/NON-GUARANTOR SUPPLEMENTAL FINANCIAL INFORMATION

The following condensed consolidating information presents, in separate columns, the condensed consolidating balance sheets as of June 30, 2009 and December 31, 2008, and the related condensed consolidating statements of operations for the three and six months ended June 30, 2009 and 2008 and the related condensed consolidating statement of cash flows for the six months ended June 30, 2009 and 2008 for (i) the Company (Affinion Group, Inc.) on a parent-only basis, with its investment in subsidiaries recorded under the equity method, (ii) the Guarantor Subsidiaries on a combined basis, (iii) the Non-Guarantor Subsidiaries on a combined basis and (iv) the Company on a consolidated basis. The guarantees are full and unconditional and joint and several obligations of each of the guarantor subsidiaries, all of which are 100% owned by the Company. There are no significant restrictions on the ability of the Company to obtain funds from any of its guarantor subsidiaries by dividends or loan. The supplemental financial information has been presented in lieu of separate financial statements of the guarantors as such separate financial statements are not considered meaningful.

In connection with the adoption of SFAS No. 160, presentation of certain prior year amounts have been revised to conform with the current year presentation as prescribed by SFAS No. 160. In addition, certain other prior year amounts have been revised to conform with current year presentation. The accompanying condensed consolidating statement of operations for the three and six months ended June 30, 2008 has been revised to present corporate allocations as adjustments to the applicable expense category within income (loss) from operations. Intercompany receivables and payables were reclassified from cash flows provided by (used in) operating activities to cash flows used in financing activities in the accompanying condensed consolidating statement of cash flows for the six months ended June 30, 2008. These revisions did not have any impact on the consolidated balance sheet, statements of operations or statement of cash flows for any of these periods, as each of these items was eliminated in consolidation.

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2009

(In millions)

	Affinion Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$30.3	$58.3	$25.0	$—	$113.6
Restricted cash	—	22.8	12.9	—	35.7
Receivables, net	0.3	39.6	41.7	—	81.6
Receivables from related parties	0.4	13.7	0.6	—	14.7
Profit-sharing receivables from insurance carriers	—	71.8	2.5	—	74.3
Prepaid commissions	—	59.0	8.1	—	67.1
Intercompany loans receivables	15.2	—	—	(15.2)	—
Other current assets	4.7	20.9	22.8	—	48.4

Total current assets	50.9	286.1	113.6	(15.2)	435.4
Property and equipment, net	2.3	69.6	19.3	—	91.2
Contract rights and list fees, net	—	17.7	21.1	—	38.8
Goodwill	—	289.4	18.0	—	307.4
Other intangibles, net	—	475.2	52.5	—	527.7
Receivables from related parties	—	3.3	—	—	3.3
Investment in subsidiaries	1,508.3	—	—	(1,508.3)	—
Intercompany loan receivables	7.8	—	—	(7.8)	—
Intercompany receivables	—	636.9	—	(636.9)	—
Other non-current assets	35.8	12.0	54.0	—	101.8

Total assets	$1,605.1	$1,790.2	$278.5	$(2,168.2)	$1,505.6

Liabilities and Deficit
Current liabilities:
Current portion of long-term debt	$—	$0.2	$—	$—	$0.2
Accounts payable and accrued expenses	82.2	117.6	93.4	—	293.2
Payables to related parties	7.7	1.9	4.2	—	13.8
Deferred revenue	—	190.5	31.8	—	222.3
Intercompany loans payable	—	—	15.2	(15.2)	—

Total current liabilities	89.9	310.2	144.6	(15.2)	529.5
Long-term debt	1,440.2	0.5	—	—	1,440.7
Deferred income taxes	—	17.4	5.6	—	23.0
Deferred revenue	—	21.9	11.1	—	33.0
Intercompany loan payable	—	—	7.8	(7.8)	—
Intercompany payables	636.6	—	0.3	(636.9)	—
Other long-term liabilities	31.4	18.0	22.4	—	71.8

Total liabilities	2,198.1	368.0	191.8	(659.9)	2,098.0

Affinion Group, Inc. deficit	(593.0)	1,422.2	86.1	(1,508.3)	(593.0)
Non-controlling interest in subsidiary	—	—	0.6	—	0.6

Total deficit	(593.0)	1,422.2	86.7	(1,508.3)	(592.4)

Total liabilities and deficit	$1,605.1	$1,790.2	$278.5	$(2,168.2)	$1,505.6

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2008

(In millions)

	Affinion Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$2.9	$33.4	$—	$36.3
Restricted cash	—	24.1	11.5	—	35.6
Receivables, net	0.5	48.7	28.4	—	77.6
Receivables from related parties	0.6	14.8	0.2	—	15.6
Profit-sharing receivables from insurance carriers	—	96.9	1.4	—	98.3
Prepaid commissions	—	54.2	7.8	—	62.0
Intercompany loans receivable	34.3	—	—	(34.3)	—
Other current assets	2.5	25.3	15.2	—	43.0

Total current assets	37.9	266.9	97.9	(34.3)	368.4
Property and equipment, net	1.8	71.1	18.3	—	91.2
Contract rights and list fees, net	—	16.9	23.8	—	40.7
Goodwill	—	289.5	18.0	—	307.5
Other intangibles, net	—	548.1	56.3	—	604.4
Receivables from related parties	—	5.3	—	—	5.3
Investment in subsidiaries	1,423.2	—	—	(1,423.2)	—
Intercompany loan receivable	6.8	—	—	(6.8)	—
Intercompany receivables	—	548.9	4.5	(553.4)	—
Other non-current assets	23.9	14.7	4.5	—	43.1

Total assets	$1,493.6	$1,761.4	$223.3	$(2,017.7)	$1,460.6

Liabilities and Deficit
Current liabilities:
Current portion of long-term debt	$6.4	$0.3	$—	$—	$6.7
Accounts payable and accrued expenses	91.5	117.5	59.2	—	268.2
Payables to related parties	5.1	1.1	3.8	—	10.0
Intercompany loans payable	—	—	34.3	(34.3)	—
Deferred revenue	—	202.8	28.5	—	231.3

Total current liabilities	103.0	321.7	125.8	(34.3)	516.2
Long-term debt	1,360.1	0.5	—	—	1,360.6
Deferred income taxes	(7.8)	20.3	8.0	—	20.5
Deferred revenue	—	25.0	10.4	—	35.4
Intercompany loan payable	—	—	6.8	(6.8)	—
Intercompany payables	553.4	—	—	(553.4)	—
Other long-term liabilities	32.1	20.0	22.3	—	74.4

Total liabilities	2,040.8	387.5	173.3	(594.5)	2,007.1

Affinion Group, Inc. deficit	(547.2)	1,373.9	49.3	(1,423.2)	(547.2)
Non-controlling interest in subsidiary	—	—	0.7	—	0.7

Total deficit	(547.2)	1,373.9	50.0	(1,423.2)	(546.5)

Total liabilities and deficit	$1,493.6	$1,761.4	$223.3	$(2,017.7)	$1,460.6

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED JUNE 30, 2009

(In millions)

	Affinion Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net revenues	$—	$272.5	$61.0	$—	$333.5

Expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below:
Marketing and commissions	—	129.7	22.4	—	152.1
Operating costs	—	60.1	25.8	—	85.9
General and administrative	1.1	19.7	3.9	—	24.7
Depreciation and amortization	—	43.7	7.5	—	51.2

Total expenses	1.1	253.2	59.6	—	313.9

Income (loss) from operations	(1.1)	19.3	1.4	—	19.6
Interest income	—	—	0.8	—	0.8
Interest expense	(22.9)	0.1	(0.9)	—	(23.7)
Other expense, net	—	0.1	1.4	—	1.5

Income (loss) before income taxes and non-controlling interest	(24.0)	19.5	2.7	—	(1.8)
Income tax (expense) benefit	0.1	0.3	(1.4)	—	(1.0)

	23.9	19.8	1.3	—	(2.8)
Equity in income of subsidiaries	(20.9)	—	—	(20.9)	—

Net income (loss)	(3.0)	19.8	1.3	(20.9)	(2.8)
Less: net income attributable to non-controlling interest	—	—	(0.2)	—	(0.2)

Net income (loss) attributable to Affinion Group, Inc.	$(3.0)	$19.8	$1.1	$(20.9)	$(3.0)

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

(In millions)

	Affinion Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net revenues	$—	$550.0	$117.5	$—	$667.5

Expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below:
Marketing and commissions	—	250.7	41.2	—	291.9
Operating costs	—	122.0	51.0	—	173.0
General and administrative	6.5	38.2	11.6	—	56.3
Depreciation and amortization	—	87.0	14.5	—	101.5

Total expenses	6.5	497.9	118.3	—	622.7

Income (loss) from operations	(6.5)	52.1	(0.8)	—	44.8
Interest income	—	—	1.0	—	1.0
Interest expense	(56.3)	(0.5)	(1.7)	—	(58.5)
Other expense, net	—	0.1	(6.8)	—	(6.7)

Income (loss) before income taxes and non-controlling interest	(62.8)	51.7	(8.3)	—	(19.4)
Income tax (expense) benefit	(0.7)	(3.0)	0.2	—	(3.5)

	(63.5)	48.7	(8.1)	—	(22.9)
Equity in income (loss) of subsidiaries	40.2	—	—	(40.2)	—

Net income (loss)	(23.3)	48.7	(8.1)	(40.2)	(22.9)
Less: net income attributable to non-controlling interest	—	—	(0.4)	—	(0.4)

Net income (loss) attributable to Affinion Group, Inc.	$(23.3)	$48.7	$(8.5)	$(40.2)	$(23.3)

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED JUNE 30, 2008

(In millions)

	Affinion Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net revenues	$—	$285.8	$68.5	$—	$354.3

Expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below:
Marketing and commissions	0.5	135.5	25.7	—	161.7
Operating costs	—	60.1	30.6	—	90.7
General and administrative	1.9	19.4	4.8	—	26.1
Depreciation and amortization	—	60.0	9.3	—	69.3

Total expenses	2.4	275.0	70.4	—	347.8

Income (loss) from operations	(2.4)	10.8	(1.9)	—	6.5
Interest income	—	0.3	0.2	—	0.5
Interest expense	(10.9)	(0.3)	(1.3)	—	(12.5)
Other expense, net	—	—	(0.2)	—	(0.2)

Income (loss) before income taxes and non-controlling interest	(13.3)	10.8	(3.2)	—	(5.7)
Income tax (expense) benefit	0.5	(0.6)	(0.3)	—	(0.4)

	(12.8)	10.2	(3.5)	—	(6.1)
Equity in income (loss) of subsidiaries	6.6	—	—	(6.6)	—

Net income (loss)	(6.2)	10.2	(3.5)	(6.6)	(6.1)
Less: net income attributable to non-controlling interest	—	—	(0.1)	—	(0.1)

Net income (loss) attributable to Affinion Group, Inc.	$(6.2)	$10.2	$(3.6)	$(6.6)	$(6.2)

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(In millions)

	Affinion Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net revenues	$—	$561.9	$131.6	$—	$693.5

Expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below:
Marketing and commissions	0.5	264.7	50.0	—	315.2
Operating costs	—	119.8	60.7	—	180.5
General and administrative	4.3	38.7	10.8	—	53.8
Depreciation and amortization	—	118.6	18.6	—	137.2

Total expenses	4.8	541.8	140.1	—	686.7

Income (loss) from operations	(4.8)	20.1	(8.5)	—	6.8
Interest income	—	0.7	0.3	—	1.0
Interest expense	(48.2)	(0.8)	(2.5)	—	(51.5)
Other expense, net	—	—	(0.2)	—	(0.2)

Income (loss) before income taxes and non-controlling interest	(53.0)	20.0	(10.9)	—	(43.9)
Income tax expense	(0.5)	(4.2)	(1.1)	—	(5.8)

	(53.5)	15.8	(12.0)	—	(49.7)
Equity in income (loss) of subsidiaries	3.5	—	—	(3.5)	—

Net income (loss)	(50.0)	15.8	(12.0)	(3.5)	(49.7)
Less: net income attributable to non-controlling interest	—	—	(0.3)	—	(0.3)

Net income (loss) attributable to Affinion Group, Inc.	$(50.0)	$15.8	$(12.3)	$(3.5)	$(50.0)

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

(In millions)

	Affinion Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating Activities
Net loss	$(23.3)	$48.7	$(8.1)	$(40.2)	$(22.9)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	0.1	86.9	14.5	—	101.5
Amortization of favorable and unfavorable contracts	—	(1.1)	—	—	(1.1)
Amortization of debt discount and financing costs	3.2	—	—	—	3.2
Unrealized gain on interest rate swaps	(2.8)	—	—	—	(2.8)
Unrealized foreign currency transaction loss	—	—	6.8	—	6.8
Stock-based compensation	2.6	—	—	—	2.6
Interest accretion on held-to-maturity debt securities	—	—	(0.4)	—	(0.4)
Equity in income (loss) of subsidiaries	(40.2)	—	—	40.2	—
Deferred income taxes	0.1	2.8	(6.5)	—	(3.6)
Payment received for assumption of loyalty points program	—	0.7	—	—	0.7
Net change in assets and liabilities:
Restricted cash	—	1.1	(0.2)	—	0.9
Receivables	0.2	8.3	(9.8)	—	(1.3)
Receivables from and payables to related parties	—	4.1	(0.3)	—	3.8
Profit-sharing receivables from insurance carriers	—	25.1	(0.8)	—	24.3
Prepaid commissions	—	(4.8)	0.7	—	(4.1)
Other current assets	(1.1)	4.7	(3.4)	—	0.2
Contract rights and list fees	—	(1.0)	—	—	(1.0)
Other non-current assets	(0.1)	(2.9)	0.4	—	(2.6)
Accounts payable and accrued expenses	(10.6)	1.9	18.5	—	9.8
Deferred revenue	—	(15.4)	(1.0)	—	(16.4)
Income taxes receivable and payable	(0.6)	0.1	4.6	—	4.1
Other long-term liabilities	0.1	(1.0)	(3.0)	—	(3.9)
Other, net	0.1	—	(3.6)	—	(3.5)

Net cash provided by operating activities	(72.3)	158.2	8.4	—	94.3

Investing Activities
Capital expenditures	(0.9)	(12.0)	(2.7)	—	(15.6)
Restricted cash	—	0.1	(0.1)	—	—
Purchase of held-to-maturity debt securities	—	—	(44.8)	—	(44.8)
Acquisition-related payments, net of cash acquired	—	(2.3)	—	—	(2.3)

Net cash used in investing activities	(0.9)	(14.2)	(47.6)	—	(62.7)

Financing Activities
Proceeds from borrowings	136.5	—	—	—	136.5
Deferred financing costs	(3.4)	—	—	—	(3.4)
Repayments under line of credit, net	(57.0)	—	—	—	(57.0)
Principal payments on borrowings	(6.4)	(0.2)	—	—	(6.6)
Dividends paid to parent company	(24.1)	—	—	—	(24.1)
Intercompany loan	19.1	—	(19.1)	—	—
Intercompany receivables and payables	83.2	(88.0)	4.8	—	—
Intercompany dividends	0.4	(0.4)	—	—	—
Capital contribution	(44.8)	—	44.8	—	—
Distribution to non-controlling interest	—	—	(0.7)	—	(0.7)

Net cash used in financing activities	103.5	(88.6)	29.8	—	44.7

Effect of changes in exchange rates on cash and cash equivalents	—	—	1.0	—	1.0

Net increase in cash and cash equivalents	30.3	55.4	(8.4)	—	77.3
Cash and cash equivalents, beginning of period	—	2.9	33.4	—	36.3

Cash and cash equivalents, end of period	$30.3	$58.3	$25.0	$—	$113.6

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(In millions)

	Affinion Group, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating Activities
Net loss	$(50.0)	$15.8	$(12.0)	$(3.5)	$(49.7)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	—	118.6	18.6	—	137.2
Amortization of favorable and unfavorable contracts	—	(1.1)	(0.4)	—	(1.5)
Amortization of debt discount and financing costs	2.9	—	—	—	2.9
Unrealized gain on interest rate swaps	(12.0)	—	—	—	(12.0)
Stock-based compensation	1.5	—	—	—	1.5
Equity in income (loss) of subsidiaries	(3.5)	—	—	3.5	—
Deferred income taxes	0.1	3.8	(1.4)	—	2.5
Payment received for assumption of loyalty points program liability	—	7.4	—	—	7.4
Net change in assets and liabilities:
Restricted cash	—	0.4	0.5	—	0.9
Receivables	—	(0.4)	(0.5)	—	(0.9)
Receivables from and payables to related parties	(0.6)	(31.4)	(4.3)	—	(36.3)
Profit-sharing receivables from insurance carriers	—	(8.2)	—	—	(8.2)
Prepaid commissions	—	(1.1)	3.0	—	1.9
Other current assets	(1.7)	(0.9)	(7.4)	—	(10.0)
Contract rights and list fees	—	—	—	—	—
Other non-current assets	0.1	(1.4)	0.2	—	(1.1)
Accounts payable and accrued expenses	24.6	6.3	(3.2)	—	27.7
Deferred revenue	—	(6.8)	4.1	—	(2.7)
Income taxes receivable and payable	(0.1)	(1.6)	0.8	—	(0.9)
Other long-term liabilities	0.4	(0.5)	(2.5)	—	(2.6)
Other, net	—	(0.3)	0.4	—	0.1

Net cash provided by operating activities	(38.3)	98.6	(4.1)	—	56.2

Investing Activities
Capital expenditures	(1.5)	(11.1)	(3.8)	—	(16.4)
Acquisition-related payments, net of cash acquired	—	—	(0.1)	—	(0.1)

Net cash used in investing activities	(1.5)	(11.1)	(3.9)	—	(16.5)

Financing Activities
Repayments under line of credit, net	(14.5)	—	—	—	(14.5)
Principal payments on borrowings	—	(0.1)	—	—	(0.1)
Dividends paid to parent company	(20.6)	—	—	—	(20.6)
Intercompany receivables and payables	79.4	(85.8)	6.4	—	—

Net cash used in financing activities	44.3	(85.9)	6.4	—	(35.2)

Effect of changes in exchange rates on cash and cash equivalents	—	—	(0.3)	—	(0.3)

Net decrease in cash and cash equivalents	4.5	1.6	(1.9)	—	4.2
Cash and cash equivalents, beginning of period	—	3.0	11.2	—	14.2

Cash and cash equivalents, end of period	$4.5	$4.6	$9.3	$—	$18.4

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers

The following applies to Affinion Group, Inc., Affinion Benefits Group, Inc., Affinion Data Services, Inc., CCAA, Corporation, Travelers Advantage Services, Inc., Trilegiant Corporation, Trilegiant Insurance Services, Inc., Affinion Loyalty Group, Inc. and Trilegiant Retail Services, Inc. (each a “Delaware Registrant” and collectively the “Delaware Registrants”):

Each of the Delaware Registrants is a Delaware corporation. Section 145(a) of the Delaware General Corporation Law (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Further subsections of DGCL Section 145 provide that:

•

to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection therewith;

•

the indemnification and advancement of expenses provided for pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and

•

the corporation shall have the power to purchase and maintain insurance of behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

As used in this Item 20 with respect to any Delaware Registrant, the term “proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether or not by or in the right of a Delaware Registrant, and whether civil, criminal, administrative, investigative or otherwise. Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of each Delaware Registrant under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Act”). Each of the Delaware Registrants may, in its discretion, similarly indemnify its employees and agents. Each Delaware Registrant’s Bylaws provide, in effect, that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, the Delaware Registrant will indemnify any and all of its officers, directors, employees and agents. In addition, each Delaware Registrant’s organizational documents relieves its directors from monetary damages to it or its stockholders for breach of such director’s fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions in the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (v) for any transactions from which the director derived an improper personal benefit.

Affinion Group, Inc. currently maintains an insurance policy which, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors and officers of Affinion Group, Inc. and its subsidiaries in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of Affinion Group, Inc. or its subsidiaries.

The following applies to Affinion Group, LLC and Affinion Publishing, LLC:

Affinion Group, LLC and Affinion Publishing, LLC are Delaware limited liability companies. Section 108 of the Delaware Limited Liability Company Act (the “LLC Act”) provides that subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. The Limited Liability Company Agreement of Affinion Group, LLC (“Affinion Group’s LLC Agreement”) provides that Affinion Group, LLC may indemnify its managers, officers, employees and other agents to the maximum extent permitted under the LLC Act, unless the loss or damage for which indemnification is sought is the result of fraud, deceit, gross negligence, wilfull misconduct, breach of Affinion Group’s LLC Agreement or a wrongful taking by the manager, officer, employee or other agent. Affinion Group’s LLC Agreement also provide that expenses incurred in connection with an action or proceeding for which indemnification is sought may be paid by Affinion Group, LLC in advance of the final disposition of such action upon receipt of an undertaking by such, manager, officer, employee or other agent to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by Affinion Group, LLC

The Limited Liability Company Operating Agreement of Affinion Publishing, LLC provides that Affinion Publishing, LLC may, to the fullest extent allowed by the LLC Act, indemnify and hold harmless its sole member from and against any and all claims and demands arising by reason of the fact that the sole member is, or was, a member of Affinion Publishing, LLC.

The following applies to CUC Asia Holdings:

CUC Asia Holdings is a Delaware partnership. There is nothing in the General Partnership Agreement of CUC Asia Holdings or any other contract or other arrangement under which any controlling persons, director or officer of CUC Asia Holdings is insured or indemnified in any manner against liability which he may incur in his capacity as such.

The following applies to Cardwell Agency, Inc.:

Cardwell Agency, Inc. (“Cardwell”) is a Virginia corporation. The Virginia Stock Corporation Act (the “VCA”) permits and the Articles of Incorporation of Cardwell require, indemnification of the directors and officers of Cardwell in a variety of circumstances, which may include liabilities under the Securities Act. Under sections 13.1-697 and 13.1-702 of the VCA, a Virginia corporation generally is authorized to indemnify its directors and officers in civil or criminal actions if they acted in good faith, believed in the case of conduct in their official capacity with the corporation that their conduct was in its best interests and in all other cases that their conduct was at least not opposed to its best interests, and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. The Articles of Incorporation of Cardwell provide that each person now or hereafter a director or officer of the corporation shall be indemnified by the corporation against all costs and expenses, including all attorneys’ fees, imposed upon or reasonably incurred by him in connection with or resulting from any action, suit, proceeding, or claim to which he is or may be a party by reason of his being or having been a director or officer of the corporation or at its request, of any other corporation (whether or not a director or officer at the time such cost or expenses are incurred by or imposed upon him), except in relation to matters as to which he shall have been finally adjudged in such action, suit, proceeding, or upon such claim, to be liable for negligence or malfeasance in the performance of his duties as such director or officer.

The Amended and Restated Bylaws of Cardwell provide that, subject to certain exceptions, each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another company or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity while serving as a director, officer or employee or in any other capacity while serving as a director, officer or employee, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the VCA against all expense, liability and loss (including attorneys’ fees, judgments, fines, excise taxes or amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer or employee.

The Amended and Restated Bylaws of Cardwell also provide that Cardwell may purchase and maintain insurance to protect itself and any person who is or was a director, officer, employee or agent of the corporation or any person who is or was serving at the request of the corporation as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the VCA.

The following applies to Long Term Preferred Care, Inc:

Long Term Preferred Care, Inc. (“Long Term”) is a Tennessee corporation. The Tennessee Business Corporation Act (“TBCA”) provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if: (a) such person acted in good faith; (b) in the case of conduct in an official capacity with the corporation, he reasonably believed such conduct was in the corporation’s best interests; (c) in all other cases, he reasonably believed that his conduct was at least not opposed to the best interests of the corporation; and (d) in connection with any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that such personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA provides that a court of competent jurisdiction, unless the corporation’s charter provides otherwise, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (a) such officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation; (b) such officer or director was adjudged liable on the basis that personal benefit was improperly received by him; or (c) such officer or director breached his duty of care to the corporation. The Charter of Long Term provides that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, by reason of the fact that he is or was a director of the corporation or is or was serving at the request of the corporation as a director of another corporation or of a partnership, joint venture, trust or other enterprise, whether the basis of such proceeding is alleged action in an official capacity as a director or in any other capacity while serving as a director, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the TBCA against all expense, liability and loss reasonably incurred in connection with the proceeding. Long Term’s Charter provides that it will advance to directors expenses of any claim or proceeding so long as the director furnishes Long Term with a written affirmation of his good faith belief that he has met the standards for indemnification under the TBCA, and a determination is made that the facts then known to those making the determination would not preclude indemnification. Long Term’s Charter also provides that the corporation may indemnify and advance expenses to an officer, employee or agent who is not a director to the same extent as to a director by specific action of its board of directors or by contract.

Long Term’s Amended and Restated Bylaws provide that the corporation shall indemnify and advance expenses to persons who are or were the directors or officers of the corporation or any person who may have served at the request of Long Term’s Board of Directors or its Chief Executive Officer as a director or officer of another corporation, to the full extent of Tennessee law. Long Term’s Amended and Restated Bylaws also provide that it may indemnify and advance expenses to any employee or agent of Long Term who is not a director or officer to the same extent as to a director or officer, if the Board of Directors determines that to do so is in the best interests of Long Term.

Long Term’s Amended and Restated Bylaws also provide that the corporation may purchase and maintain insurance, at its expense, to protect itself and any person who is or was a director, officer, employee or agent of Long Term or any person who, while a director, officer, employee or agent of Long Term, is or was serving at the request of Long Term as a director, officer, employer or agent of another company, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Long Term would have the power to indemnify such person against such expense, liability or loss under the TBCA.

The following applies to Trilegiant Auto Services, Inc:

Trilegiant Auto Services, Inc. (“Trilegiant Auto”) is a Wyoming corporation. The Amended and Restated Bylaws of Trilegiant Auto provide that to the fullest extent permitted by the Wyoming Business Corporation Act (the “WBCA”), a director of Trilegiant Auto shall not be liable to the corporation or its stockholders for breach of fiduciary duty as a director.

Section 17-16-851(d) of the WBCA provides that unless ordered to do so by a court, a corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met certain applicable standards of conduct; or (ii) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled. Section 17-16-852 of the WBCA provides for mandatory indemnification of a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director, against reasonable expenses incurred in connection with the proceeding. Section 17-16-856 of the WBCA provides that an officer may be indemnified to the same extent as a director, and if he is not also a director, to such further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors or contract; except for liability in connection with a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding, or certain other types of liability specified in the WBCA such as an intentional violation of criminal law.

Trilegiant Auto’s Amended and Restated Bylaws provide that the right to indemnification shall include the right to be paid by Trilegiant Auto the expenses incurred in defending any such proceeding in advance of the final disposition of the proceeding. Section 17-16-853 of the WBCA states that a corporation may advance reasonable expenses incurred by a director if the person incurring such expenses delivers to the corporation a written affirmation of his good faith belief that he has met the applicable standard of conduct or if the proceeding involved conduct for which liability has been eliminated as authorized by the WBCA, and a written undertaking to repay any funds advanced if he is not entitled to mandatory indemnification as specified in the WBCA and it is ultimately determined that he has not met the applicable standard of conduct.

In addition, Trilegiant Auto’s Amended and Restated Bylaws provide that it may purchase and maintain insurance providing coverage for any person who is or was a director, officer, employee or agent of Trilegiant Auto, or is or was serving at Trilegiant Auto’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss asserted against him and incurred by him in any capacity or arising out of his status, whether or not it would have the power to indemnify him under the provisions of the WBCA.

The following applies to Watchguard Registration Services, Inc.

Watchguard Registration Services, Inc. is an Indiana corporation. The Indiana Business Corporation Law (“IBCL”) provides that an Indiana corporation may indemnify present and former directors, officers, employees, or agents or any person who may have served at the request of the corporation as a director, officer, employee, or agent of another corporation (“Eligible Persons”) against liability incurred in any proceeding, civil or criminal, in which the Eligible Person is made a party by reason of being or having been in any such capacity, or arising out of his status as such, if the individual acted in good faith and reasonably believed that (a) the individual was acting in the best interests of the corporation, or (b) if the challenged action was taken other than in the individual’s official capacity as an officer, director, employee or agent, the individual’s conduct was at least not opposed to the corporation’s best interests, or (c) if in a criminal proceeding, either the individual had reasonable cause to believe his conduct was lawful or no reasonable cause to believe his conduct was unlawful.

The IBCL further empowers a corporation to pay or reimburse the reasonable expenses incurred by an Eligible Person in connection with the defense of any such claim, including counsel fees; and, unless limited by its articles of incorporation, the corporation is required to indemnify an Eligible Person against reasonable expenses if he is wholly successful in any such proceeding, on the merits or otherwise. Under certain circumstances, a corporation may pay or reimburse an Eligible Person for reasonable expenses prior to final disposition of the matter. Unless a corporation’s articles of incorporation provide otherwise, an Eligible Person may apply for indemnification to a court which may order indemnification upon a determination that the Eligible Person is entitled to mandatory indemnification for reasonable expenses or that the Eligible Person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances without regard to whether his actions satisfied the appropriate standard of conduct.

Before a corporation may indemnify any Eligible Person against liability or reasonable expenses under the IBCL, a quorum consisting of directors who are not parties to the proceeding must (1) determine the indemnification is permissible in the specific circumstances because the Eligible Person met the requisite standard of conduct, (2) authorize the corporation to indemnify the Eligible Person and (3) if appropriate, evaluate the reasonableness of expenses for which indemnification is sought. If it is not possible to obtain a quorum of uninvolved directors, the foregoing action may be taken by a committee of two or more directors who are not parties to the proceeding, special legal counsel selected by the Board or such a committee, or by the shareholders of the corporation.

In addition to the foregoing, the IBCL states that the indemnification it provides shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any provision of a corporation’s articles of incorporation or by-laws, resolution of the board of directors or shareholders, or any other authorization adopted after notice by a majority vote of all the voting shares then issued and outstanding. The

IBCL also empowers an Indiana corporation to purchase and maintain insurance on behalf of any Eligible Person against any liability asserted against or incurred by him in any capacity as such, or arising out of his status as such, whether or not the corporation would have had the power to indemnify him against such liability.

The articles of incorporation and by-laws of Watchguard Registration Services, Inc. do not contain any indemnification provisions.

Item 21.	Exhibits and Financial Statement Schedules

(a) The following exhibits are attached hereto:

Exhibit No.	Description
2.1	Purchase Agreement, dated as of July 26, 2005, by and among Cendant Corporation, Affinion Group, Inc. (f/k/a Affinity Acquisition, Inc.), and Affinion Group Holdings, Inc. (f/k/a Affinity Acquisition Holdings, Inc.), as amended by Amendment No. 1 thereto, dated as of October 17, 2005, among Cendant Corporation, Affinion Group, Inc. (f/k/a Affinity Acquisition, Inc.), and Affinion Group Holdings, Inc. (f/k/a Affinity Acquisition Holdings, Inc.) (incorporated by reference to Exhibit No. 2.1 to Registration Statement on Form S-4, filed with the SEC on May 8, 2006, File No. 333-133895).

3.1	Amended and Restated Certificate of Incorporation of Affinion Group, Inc. filed in the State of Delaware on September 27, 2005 (incorporated by reference to Exhibit No. 3.1 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

3.2	By-laws of Affinion Group, Inc. (incorporated by reference to Exhibit No. 3.2 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

4.1	Indenture, dated as of October 17, 2005 governing the 10 1/8% Senior Notes due 2013, among Affinion Group, Inc., a Delaware corporation, the Subsidiary Guarantors (as defined therein) and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit No. 4.1 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

4.2	Supplemental Indenture No.1, dated as of October 4, 2007, among CCAA, Corporation, a Delaware corporation and an indirect subsidiary of Affinion Group, Inc., Affinion Group, Inc. and Wells Fargo Bank, National Association, as Trustee under the Indenture dated as of October 17, 2005 governing the 10 1/8% Senior Notes due 2013 (incorporated by reference to Exhibit No. 4.2 to Annual Report on Form 10-K for the year ended December 31, 2007, File No. 333-133895).

4.3	Supplemental Indenture No. 2, dated as of January 24, 2008 among Watchguard Registration Services, Inc., an Indiana corporation, Affinion Group, Inc., and Wells Fargo Bank, National Association, as Trustee under the Indenture dated as of October 17, 2005 governing the 10 1/8% Senior Notes due 2013 (incorporated by reference to Exhibit No. 4.3 to Annual Report on Form 10-K for the year ended December 31, 2007, File No. 333-133895).

4.4	Indenture, dated as of April 26, 2006 governing the 11 1/2% Senior Subordinated Notes due 2015, among Affinion Group, Inc., a Delaware corporation, the Subsidiary Guarantors (as defined therein) and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit No. 4.2 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

4.5	Supplemental Indenture No. 1, dated as of October 4, 2007, among CCAA, Corporation, a Delaware corporation and an indirect subsidiary of Affinion Group, Inc., Affinion Group, Inc., a Delaware corporation, and Wells Fargo Bank, National Association, as Trustee under the Indenture dated as of April 26, 2006 governing the 11 1/2% Senior Subordinated Notes due 2015 (incorporated by reference to Exhibit No. 4.5 to Annual Report on Form 10-K for the year ended December 31, 2007, File No. 333-133895).

Exhibit No.	Description
4.6	Supplemental Indenture No. 2, dated as of January 24, 2008 among Watchguard Registration Services, Inc., an Indiana corporation, Affinion Group, Inc., and Wells Fargo Bank, National Association, as Trustee under the Indenture dated as of April 26, 2006 governing the 11 1/2% Senior Subordinated Notes due 2015 (incorporated by reference to Exhibit No. 4.6 to Annual Report on Form 10-K for the year ended December 31, 2007, File No. 333-133895).

4.7	Form of 10 1/8% Senior Note due 2013 (incorporated by reference to Exhibit No. 25.2 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

4.8	Form of 11 1/2% Senior Subordinated Note due 2015 (incorporated by reference to Exhibit No. 25.2 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

4.9*	Indenture, dated as of June 5, 2009 governing the 10 1/8% Senior Notes due 2013, among Affinion Group, Inc., a Delaware corporation, the Subsidiary Guarantors (as defined therein) and Wells Fargo Bank, National Association, as trustee.

4.10*	Registration Rights Agreement, dated as of June 5, 2009, among Affinion Group, Inc., a Delaware corporation, the Guarantors (as defined therein) and Banc of America Securities LLC and Deutsche Bank Securities Inc.

4.11*	Form of 10 1/8% Senior Note due 2013 (included in the Indenture filed as Exhibit 4.9 to original Registration Statement).

5.1**	Opinion of Akin Gump Strauss Hauer & Feld LLP.

5.2**	Opinion of Bass, Berry & Sims PLC.

5.3**	Opinion of Troutman Sanders LLP.

5.4**	Opinion of Holland & Hart LLP.

5.5**	Opinion of Baker & Daniels LLP.

10.1	Credit Agreement, dated as of October 17, 2005, among Affinion Group Holdings, Inc., a Delaware corporation, Affinion Group, Inc., a Delaware corporation, the Lenders from time to time party hereto, Credit Suisse, Cayman Islands Branch, as administrative agent for the Lenders, Deutsche Bank Securities Inc., as syndication agent and Bank of America, N.A. and BNP Paribas Securities Corp., as documentation agents (incorporated by reference to Exhibit No. 10.1 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.2	Amendment No. 1 to the Credit Agreement dated as of December 22, 2006 among Affinion Group Inc., the lenders and Credit Suisse, Cayman Island Branch (incorporated by reference to Exhibit No. 10.1 to Form 8-K filed with the SEC on January 9, 2007, File No. 333-133895).

10.3	Amendment No. 2 to the Credit Agreement, dated as of June 1, 2007, to the Credit Agreement (as amended from time to time), dated as of October 17, 2005, among Affinion Group Holdings, Inc., a Delaware corporation, Affinion Group, Inc., a Delaware corporation, the Lenders from time to time party hereto, Credit Suisse, Cayman Islands Branch, as administrative agent for the Lenders, Deutsche Bank Securities Inc., as syndication agent and Bank of America, N.A. and BNP Paribas Securities Corp., as documentation agents (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on June 5, 2007, File No. 333-133895).

10.4	Guarantee and Collateral Agreement, dated and effective as of October 17, 2005, among Affinion Group Holdings, Inc., Affinion Group, Inc., each Subsidiary of the Borrower identified therein and Credit Suisse, Cayman Islands Branch, as administrative agent (incorporated by reference to Exhibit No. 10.3 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

Exhibit No.	Description
10.5	Management Investor Rights Agreement, dated as of October 17, 2005 among Affinion Group Holdings, Inc., a Delaware corporation, Affinion Group Holdings, LLC, a Delaware limited liability company, and the holders that are parties thereto (incorporated by reference to Exhibit No. 10.4 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.6	Consulting Agreement, dated as of October 17, 2005, between Affinion Group, Inc., a Delaware corporation, and Apollo Management V, L.P., a Delaware limited partnership (incorporated by reference to Exhibit No. 10.5 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.7	Affinion Group Holdings, Inc. 2005 Stock Incentive Plan, dated as of October 17, 2005 (incorporated by reference to Exhibit No. 10.6 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.8	First Amendment to the Affinion Group Holdings, Inc. 2005 Stock Incentive Plan, dated December 4, 2006 (incorporated by reference to Exhibit 10.32 to Annual Report on Form 10-K for the year ended December 31, 2006, File No. 333-133895).

10.9	Second Amendment to the Affinion Group Holdings, Inc. 2005 Stock Incentive Plan, dated January 30, 2007 (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on February 1, 2007, File No. 333-133895).

10.10	Form of Affinion Group Holdings, Inc. 2007 Stock Award Plan (incorporated by reference to Exhibit No. 10.6 to Quarterly Report on Form 10-Q for the period ended September 30, 2007, File No. 333-133895).

10.11	Form of Nonqualified Stock Option Agreement pursuant to Affinion Group Holdings, Inc.’s 2007 Stock Award Plan (incorporated by reference to Exhibit No. 10.7 to Quarterly Report on Form 10-Q for the period ended September 30, 2007, File No. 333-133895).

10.12	Restricted Stock Agreement, dated as of October 17, 2005, between Affinion Group Holdings, Inc. and Nathaniel J. Lipman (incorporated by reference to Exhibit No. 10.7 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.13	Option Agreement, dated as of October 17, 2005, between Affinion Group Holdings, Inc. and Nathaniel J. Lipman (incorporated by reference to Exhibit No. 10.8 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.14	Option Agreement, dated as of October 17, 2005, between Affinion Group Holdings, Inc. and Optionee (with Optionee signatories being Rooney, Rusin, Siegel, among others) (incorporated by reference to Exhibit No. 10.9 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.15	Subscription Agreement, dated as of October 17, 2005, between Affinion Group Holdings, Inc. and Investor (with Investor signatories being Rooney, Rusin, Siegel, among others) (incorporated by reference to Exhibit No. 10.15 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.16	Subscription Agreement, dated as of October 17, 2005, between Affinion Group Holdings, Inc. and Nathaniel J. Lipman (incorporated by reference to Exhibit No. 10.16 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.17	Supplemental Bonus Letter by and between Officer and Cendant Marketing Services Division dated September 28, 2005 (assumed by Affinion Group, Inc.) (with Officer signatories being Lipman, Rooney, Rusin, Siegel, among others) (incorporated by reference to Exhibit No. 10.18 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

Exhibit No.	Description
10.18	Employment Agreement, dated as of November 9, 2007, by and among Affinion Group, Inc., and Nathaniel J. Lipman (incorporated by reference to Exhibit No. 10.1 to Quarterly Report on Form 10-Q for the period ended September 30, 2007, File No. 333-133895).

10.19	Employment Agreement, dated as of November 9, 2007, by and among Affinion Group Holdings, Inc., Affinion Group, Inc. and Thomas A. Williams (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the period ended September 30, 2007, File No. 333-133895).

10.20	Employment Agreement, dated as of November 9, 2007, among Affinion Group, LLC, Affinion Group, Inc. and Robert Rooney (incorporated by reference to Exhibit No. 10.3 to Quarterly Report on Form 10-Q for the period ended September 30, 2007, File No. 333-133895).

10.21	Employment Agreement, dated as of November 9, 2007, by and among Affinion Group Holdings, Inc., Affinion Group, Inc. and Todd H. Siegel (incorporated by reference to Exhibit 10.5 to Quarterly Report on Form 10-Q for the period ended September 30, 2007, File No. 333-133895).

10.22	Employment Agreement, dated June 15, 2004 (revised July 30, 2004), by and between Cendant Corporation and Steven Upshaw (incorporated by reference to Exhibit No. 10.38 to Affinion Group Holdings, Inc. Registration Statement on Form S-1/A filed with the SEC on August 3, 2007, File No. 333-133895).

10.23	Employment Agreement, dated as of June 1, 2007, by and between Affinion Group, Inc. and Thomas J. Rusin (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed with the SEC on June 5, 2007, File No. 333-133895).

10.24	Patent License Agreement, dated as of October 17, 2005, between CD Intellectual Property Holdings, LLC, a Delaware corporation and Trilegiant Loyalty Solutions, Inc., a Delaware corporation (incorporated by reference to Exhibit No. 10.23 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.25	Restricted Stock Agreement, dated as of November 8, 2006, by and between Affinion Group, Inc. and Thomas A. Williams (incorporated by reference to Exhibit 10.29 to Annual Report on Form 10-K for the year ended December 31, 2006, File No. 333-133895).

10.26	Option Agreement, dated as of November 8, 2006, by and between Affinion Group, Inc. and Thomas A. Williams (incorporated by reference to Exhibit 10.30 to Annual Report on Form 10-K for the year ended December 31, 2006, File No. 333-133895).

10.27	Subscription Agreement, dated as of November 8, 2006, by and between Affinion Group, Inc. and Thomas A. Williams (incorporated by reference to Exhibit 10.31 to Annual Report on Form 10-K for the year ended December 31, 2006, File No. 333-133895).

10.28	Amended and Restated Deferred Compensation Plan, dated as of November 20, 2008, of Affinion Group, Inc. (incorporated by reference to Exhibit 10.28 to Annual Report on Form 10-K for the year ended December 31, 2008, File No. 333-133895).

12.1**	Statement re Computation of Ratio of Earnings to Fixed Charges.

21.1*	Subsidiaries of Affinion Group, Inc.

23.1**	Consent of Deloitte & Touche LLP.

23.2**	Consent of Akin Gump Strauss Hauer & Feld LLP (included in the opinion filed as Exhibit 5.1 to this Registration Statement).

23.3**	Consent of Bass, Berry & Sims PLC (included in the opinion filed as Exhibit 5.2 to this Registration Statement).

Exhibit No.	Description
23.4**	Consent of Troutman Sanders LLP (included in the opinion filed as Exhibit 5.3 to this Registration Statement).

23.5**	Consent of Holland & Hart LLP (included in the opinion filed as Exhibit 5.4 to this Registration Statement).

23.6**	Consent of Baker & Daniels LLP (included in the opinion filed as Exhibit 5.5 to this Registration Statement).

24.1*	Powers of Attorney of Directors and Officers of the registrants (included on signature pages to original Registration Statement).

25.1*	Form T-1 of Wells Fargo Bank, National Association (with respect to the 10 1/ 8% Senior Notes due 2013).

99.1*	Form of Letter of Transmittal.

99.2*	Form of Notice of Guaranteed Delivery.

99.3*	Form of Letter to Brokers.

99.4*	Form of Letter to Clients.

*	Previously filed.
**	Filed herewith.

(b) Financial Statement Schedules

All financial statement schedules are omitted because they are inapplicable, not required or the information has been disclosed elsewhere in the consolidated financial statements or notes thereto.

Item 22.	Undertakings

The undersigned registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrants hereby undertake to respond to requests for information that is included in the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norwalk, State of Connecticut, on the 19th day of August, 2009.

AFFINION GROUP, INC.

By:	/S/ NATHANIEL J. LIPMAN
Nathaniel J. Lipman
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/S/ NATHANIEL J. LIPMAN Nathaniel J. Lipman	President, Chief Executive Officer and Director (Principal Executive Officer)	August 19, 2009

/S/ TODD H. SIEGEL Todd H. Siegel	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 19, 2009

/S/ BRIAN J. DICK Brian J. Dick	Senior Vice President and Chief Accounting Officer	August 19, 2009

* Robert B. Hedges, Jr.	Director	August 19, 2009

* Marc E. Becker	Director	August 19, 2009

* Stan Parker	Director	August 19, 2009

* Eric L. Press	Director	August 19, 2009

* Eric L. Zinterhofer	Director	August 19, 2009

Signature	Title	Date

* Matthew H. Nord	Director	August 19, 2009

* Kenneth Vecchione	Director	August 19, 2009

* Richard J. Srednicki	Director	August 19, 2009

* Peter W. Currie	Director	August 19, 2009

*By:	/S/ TODD H. SIEGEL
Todd H. Siegel Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norwalk, State of Connecticut, on the 19th day of August, 2009.

AFFINION DATA SERVICES, INC.
AFFINION LOYALTY GROUP, INC.
CARDWELL AGENCY, INC.
LONG TERM PREFERRED CARE, INC.
TRAVELERS ADVANTAGE SERVICES, INC.
TRILEGIANT AUTO SERVICES, INC.
TRILEGIANT CORPORATION
TRILEGIANT INSURANCE SERVICES, INC.
TRILEGIANT RETAIL SERVICES, INC.
WATCHGUARD REGISTRATION SERVICES, INC.

By:	/S/ NATHANIEL J. LIPMAN
Nathaniel J. Lipman
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/S/ NATHANIEL J. LIPMAN Nathaniel J. Lipman	President, Chief Executive Officer and Director (Principal Executive Officer)	August 19, 2009

/S/ TODD H. SIEGEL Todd H. Siegel	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 19, 2009

/S/ BRIAN J. DICK Brian J. Dick	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	August 19, 2009

* Robert G. Rooney	Director	August 19, 2009

*By:	/S/ TODD H. SIEGEL
Todd H. Siegel Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norwalk, State of Connecticut, on the 19th day of August, 2009.

CCAA, CORPORATION

By:	/S/ NATHANIEL J. LIPMAN
Nathaniel J. Lipman
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/S/ NATHANIEL J. LIPMAN Nathaniel J. Lipman	President and Chief Executive Officer (Principal Executive Officer)	August 19, 2009

/S/ TODD H. SIEGEL Todd H. Siegel	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 19, 2009

* Robert G. Rooney	Director	August 19, 2009

*By:	/S/ TODD H. SIEGEL
Todd H. Siegel Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norwalk, State of Connecticut, on the 19th day of August, 2009.

AFFINION GROUP, LLC

By:	/S/ NATHANIEL J. LIPMAN
Nathaniel J. Lipman
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/S/ NATHANIEL J. LIPMAN Nathaniel J. Lipman	President and Chief Executive Officer (Principal Executive Officer)	August 19, 2009

/S/ TODD H. SIEGEL Todd H. Siegel	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 19, 2009

AFFINION GROUP, INC.	Sole Managing Member	August 19, 2009

By:	/S/ NATHANIEL J. LIPMAN
Name:	Nathaniel J. Lipman
Title:	President, Chief Executive Officer and Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norwalk, State of Connecticut, on the 19th day of August, 2009.

AFFINION PUBLISHING, LLC

By:	/S/ NATHANIEL J. LIPMAN
Nathaniel J. Lipman
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/S/ NATHANIEL J. LIPMAN Nathaniel J. Lipman	President and Chief Executive Officer (Principal Executive Officer)	August 19, 2009

/S/ TODD H. SIEGEL Todd H. Siegel	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 19, 2009

/S/ BRIAN J. DICK Brian J. Dick	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	August 19, 2009

AFFINION BENEFITS GROUP, LLC	Sole Managing Member	August 19, 2009

By:	/S/ NATHANIEL J. LIPMAN
Name:	Nathaniel J. Lipman
Title:	President, Chief Executive Officer and Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norwalk, State of Connecticut, on the 19th day of August, 2009.

AFFINION BENEFITS GROUP, LLC

By:	/S/ NATHANIEL J. LIPMAN
Nathaniel J. Lipman
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/S/ NATHANIEL J. LIPMAN Nathaniel J. Lipman	President and Chief Executive Officer (Principal Executive Officer)	August 19, 2009

/S/ TODD H. SIEGEL Todd H. Siegel	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 19, 2009

/S/ BRIAN J. DICK Brian J. Dick	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	August 19, 2009

AFFINION GROUP, INC.	Sole Managing Member	August 19, 2009

By	/S/ NATHANIEL J. LIPMAN
Nathaniel J. Lipman President, Chief Executive Officer and Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norwalk, State of Connecticut, on the 19th day of August, 2009.

CUC ASIA HOLDINGS, by its partners

TRILEGIANT CORPORATION

By:	/S/ NATHANIEL J. LIPMAN
Nathaniel J. Lipman
Chief Executive Officer

TRILEGIANT RETAIL SERVICES, INC.

By:	/S/ NATHANIEL J. LIPMAN
Nathaniel J. Lipman
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/S/ NATHANIEL J. LIPMAN Nathaniel J. Lipman	(1)	August 19, 2009

/S/ TODD H. SIEGEL Todd H. Siegel	(2)	August 19, 2009

/S/ BRIAN J. DICK Brian J. Dick	(3)	August 19, 2009

* Robert G. Rooney	(4)	August 19, 2009

*By:	/S/ TODD H. SIEGEL
Todd H. Siegel Attorney-in-Fact

(1)	Nathaniel J. Lipman has signed this registration statement as President, Chief Executive Officer and Director (Principal Executive Officer) for Trilegiant Corporation, as general partner of CUC Asia Holdings and as President, Chief Executive Officer and Director (Principal Executive Officer) for Trilegiant Retail Services, Inc., as general partner of CUC Asia Holdings
(2)	Todd H. Siegel has signed this registration statement as Executive Vice President and Chief Financial Officer (Principal Financial Officer) for Trilegiant Corporation, as general partner of CUC Asia Holdings and as Executive Vice President and Chief Financial Officer (Principal Financial Officer) for Trilegiant Retail Services, Inc., as general partner of CUC Asia Holdings
(3)	Brian J. Dick has signed this registration statement as Senior Vice President and Chief Accounting Officer (Principal Accounting Officer) for Trilegiant Corporation, as general partner of CUC Asia Holdings and as Senior Vice President and Chief Accounting Officer (Principal Accounting Officer) for Trilegiant Retail Services, Inc., as general partner of CUC Asia Holdings
(4)	Robert G. Rooney has signed this registration statement as Executive Vice President, Chief Operations Officer and Director for Trilegiant Corporation, as general partner of CUC Asia Holdings and as Executive Vice President, Chief Operations Officer and Director of Trilegiant Retail Services, Inc., as general partner of CUC Asia Holdings

EXHIBIT INDEX

Exhibit No.	Description
2.1	Purchase Agreement, dated as of July 26, 2005, by and among Cendant Corporation, Affinion Group, Inc. (f/k/a Affinity Acquisition, Inc.), and Affinion Group Holdings, Inc. (f/k/a Affinity Acquisition Holdings, Inc.), as amended by Amendment No. 1 thereto, dated as of October 17, 2005, among Cendant Corporation, Affinion Group, Inc. (f/k/a Affinity Acquisition, Inc.), and Affinion Group Holdings, Inc. (f/k/a Affinity Acquisition Holdings, Inc.) (incorporated by reference to Exhibit No. 2.1 to Registration Statement on Form S-4, filed with the SEC on May 8, 2006, File No. 333-133895).

3.1	Amended and Restated Certificate of Incorporation of Affinion Group, Inc. filed in the State of Delaware on September 27, 2005 (incorporated by reference to Exhibit No. 3.1 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

3.2	By-laws of Affinion Group, Inc. (incorporated by reference to Exhibit No. 3.2 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

4.1	Indenture, dated as of October 17, 2005 governing the 10 1/8% Senior Notes due 2013, among Affinion Group, Inc., a Delaware corporation, the Subsidiary Guarantors (as defined therein) and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit No. 4.1 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

4.2	Supplemental Indenture No. 1, dated as of October 4, 2007, among CCAA, Corporation, a Delaware corporation and an indirect subsidiary of Affinion Group, Inc., Affinion Group, Inc. and Wells Fargo Bank, National Association, as Trustee under the Indenture dated as of October 17, 2005 governing the 10 1/8% Senior Notes due 2013 (incorporated by reference to Exhibit No. 4.2 to Annual Report on Form 10-K for the year ended December 31, 2007, File No. 333-133895).

4.3	Supplemental Indenture No. 2, dated as of January 24, 2008 among Watchguard Registration Services, Inc., an Indiana corporation, Affinion Group, Inc., and Wells Fargo Bank, National Association, as Trustee under the Indenture dated as of October 17, 2005 governing the 10 1/8% Senior Notes due 2013 (incorporated by reference to Exhibit No. 4.3 to Annual Report on Form 10-K for the year ended December 31, 2007, File No. 333-133895).

4.4	Indenture, dated as of April 26, 2006 governing the 11 1/2% Senior Subordinated Notes due 2015, among Affinion Group, Inc., a Delaware corporation, the Subsidiary Guarantors (as defined therein) and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit No. 4.2 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

4.5	Supplemental Indenture No. 1, dated as of October 4, 2007, among CCAA Corporation, a Delaware corporation and an indirect subsidiary of Affinion Group, Inc., Affinion Group, Inc., a Delaware corporation, and Wells Fargo Bank, National Association, as Trustee under the Indenture dated as of April 26, 2006 governing the 11 1/2% Senior Subordinated Notes due 2015 (incorporated by reference to Exhibit No. 4.5 to Annual Report on Form 10-K for the year ended December 31, 2007, File No. 333-133895).

4.6	Supplemental Indenture No. 2, dated as of January 24, 2008 among Watchguard Registration Services, Inc., an Indiana corporation, Affinion Group, Inc., and Wells Fargo Bank, National Association, as Trustee under the Indenture dated as of April 26, 2006 governing the 11 1/2% Senior Subordinated Notes due 2015 (incorporated by reference to Exhibit No. 4.6 to Annual Report on Form 10-K for the year ended December 31, 2007, File No. 333-133895).

4.7	Form of 10 1/8% Senior Note due 2013 (incorporated by reference to Exhibit No. 25.2 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

4.8	Form of 11 1/2% Senior Subordinated Note due 2015 (incorporated by reference to Exhibit No. 25.2 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

Exhibit No.	Description
4.9*	Indenture, dated as of June 5, 2009 governing the 10 1/8% Senior Notes due 2013, among Affinion Group, Inc., a Delaware corporation, the Subsidiary Guarantors (as defined therein) and Wells Fargo Bank, National Association, as trustee.

4.10*	Registration Rights Agreement, dated as of June 5, 2009, among Affinion Group, Inc., a Delaware corporation, the Guarantors (as defined therein) and Banc of America Securities LLC and Deutsche Bank Securities Inc.

4.11*	Form of 10 1/8% Senior Note due 2013 (included in the Indenture filed as Exhibit 4.9 to original Registration Statement).

5.1**	Opinion of Akin Gump Strauss Hauer & Feld LLP.

5.2**	Opinion of Bass, Berry & Sims PLC.

5.3**	Opinion of Troutman Sanders LLP.

5.4**	Opinion of Holland & Hart LLP.

5.5**	Opinion of Baker & Daniels LLP.

10.1	Credit Agreement, dated as of October 17, 2005, among Affinion Group Holdings, Inc., a Delaware corporation, Affinion Group, Inc., a Delaware corporation, the Lenders from time to time party hereto, Credit Suisse, Cayman Islands Branch, as administrative agent for the Lenders, Deutsche Bank Securities Inc., as syndication agent and Bank of America, N.A. and BNP Paribas Securities Corp., as documentation agents (incorporated by reference to Exhibit No. 10.1 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.2	Amendment No. 1 to the Credit Agreement dated as of December 22, 2006 among Affinion Group Inc., the lenders and Credit Suisse, Cayman Island Branch (incorporated by reference to Exhibit No. 10.1 to Form 8-K filed with the SEC on January 9, 2007, File No. 333-133895).

10.3	Amendment No. 2 to the Credit Agreement, dated as of June 1, 2007, to the Credit Agreement (as amended from time to time), dated as of October 17, 2005, among Affinion Group Holdings, Inc., a Delaware corporation, Affinion Group, Inc., a Delaware corporation, the Lenders from time to time party hereto, Credit Suisse, Cayman Islands Branch, as administrative agent for the Lenders, Deutsche Bank Securities Inc., as syndication agent and Bank of America, N.A. and BNP Paribas Securities Corp., as documentation agents (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on June 5, 2007, File No. 333-133895).

10.4	Guarantee and Collateral Agreement, dated and effective as of October 17, 2005, among Affinion Group Holdings, Inc., Affinion Group, Inc., each Subsidiary of the Borrower identified therein and Credit Suisse, Cayman Islands Branch, as administrative agent (incorporated by reference to Exhibit No. 10.3 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.5	Management Investor Rights Agreement, dated as of October 17, 2005 among Affinion Group Holdings, Inc., a Delaware corporation, Affinion Group Holdings, LLC, a Delaware limited liability company, and the holders that are parties thereto (incorporated by reference to Exhibit No. 10.4 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.6	Consulting Agreement, dated as of October 17, 2005, between Affinion Group, Inc., a Delaware corporation, and Apollo Management V, L.P., a Delaware limited partnership (incorporated by reference to Exhibit No. 10.5 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.7	Affinion Group Holdings, Inc. 2005 Stock Incentive Plan, dated as of October 17, 2005 (incorporated by reference to Exhibit No. 10.6 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

Exhibit No.	Description
10.8	First Amendment to the Affinion Group Holdings, Inc. 2005 Stock Incentive Plan, dated December 4, 2006 (incorporated by reference to Exhibit 10.32 to Annual Report on Form 10-K for the year ended December 31, 2006, File No. 333-133895).

10.9	Second Amendment to the Affinion Group Holdings, Inc. 2005 Stock Incentive Plan, dated January 30, 2007 (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on February 1, 2007, File No. 333-133895).

10.10	Form of Affinion Group Holdings, Inc. 2007 Stock Award Plan (incorporated by reference to Exhibit No. 10.6 to Quarterly Report on Form 10-Q for the period ended September 30, 2007, File No. 333-133895).

10.11	Form of Nonqualified Stock Option Agreement pursuant to Affinion Group Holdings, Inc.’s 2007 Stock Award Plan (incorporated by reference to Exhibit No. 10.7 to Quarterly Report on Form 10-Q for the period ended September 30, 2007, File No. 333-133895).

10.12	Restricted Stock Agreement, dated as of October 17, 2005, between Affinion Group Holdings, Inc. and Nathaniel J. Lipman (incorporated by reference to Exhibit No. 10.7 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.13	Option Agreement, dated as of October 17, 2005, between Affinion Group Holdings, Inc. and Nathaniel J. Lipman (incorporated by reference to Exhibit No. 10.8 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.14	Option Agreement, dated as of October 17, 2005, between Affinion Group Holdings, Inc. and Optionee (with Optionee signatories being Rooney, Rusin, Siegel, among others) (incorporated by reference to Exhibit No. 10.9 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.15	Subscription Agreement, dated as of October 17, 2005, between Affinion Group Holdings, Inc. and Investor (with Investor signatories being Rooney, Rusin, Siegel, among others) (incorporated by reference to Exhibit No. 10.15 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.16	Subscription Agreement, dated as of October 17, 2005, between Affinion Group Holdings, Inc. and Nathaniel J. Lipman (incorporated by reference to Exhibit No. 10.16 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.17	Supplemental Bonus Letter by and between Officer and Cendant Marketing Services Division dated September 28, 2005 (assumed by Affinion Group, Inc.) (with Officer signatories being Lipman, Rooney, Rusin, Siegel, among others) (incorporated by reference to Exhibit No. 10.18 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.18	Employment Agreement, dated as of November 9, 2007, by and among Affinion Group, Inc., and Nathaniel J. Lipman (incorporated by reference to Exhibit No. 10.1 to Quarterly Report on Form 10-Q for the period ended September 30, 2007, File No. 333-133895).

10.19	Employment Agreement, dated as of November 9, 2007, by and among Affinion Group Holdings, Inc., Affinion Group, Inc. and Thomas A. Williams (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the period ended September 30, 2007, File No. 333-133895).

10.20	Employment Agreement, dated as of November 9, 2007, among Affinion Group, LLC, Affinion Group, Inc. and Robert Rooney (incorporated by reference to Exhibit No. 10.3 to Quarterly Report on Form 10-Q for the period ended September 30, 2007, File No. 333-133895).

10.21	Employment Agreement, dated as of November 9, 2007, by and among Affinion Group Holdings, Inc., Affinion Group, Inc. and Todd H. Siegel (incorporated by reference to Exhibit 10.5 to Quarterly Report on Form 10-Q for the period ended September 30, 2007, File No. 333-133895).

Exhibit No.	Description
10.22	Employment Agreement, dated June 15, 2004 (revised July 30, 2004), by and between Cendant Corporation and Steven Upshaw (incorporated by reference to Exhibit No. 10.38 to Affinion Group Holdings, Inc. Registration Statement on Form S-1/A filed with the SEC on August 3, 2007, File No. 333-133895).

10.23	Employment Agreement, dated as of June 1, 2007, by and between Affinion Group, Inc. and Thomas J. Rusin (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed with the SEC on June 5, 2007, File No. 333-133895).

10.24	Patent License Agreement, dated as of October 17, 2005, between CD Intellectual Property Holdings, LLC, a Delaware corporation and Trilegiant Loyalty Solutions, Inc., a Delaware corporation (incorporated by reference to Exhibit No. 10.23 to Registration Statement on Form S-4 filed with the SEC on May 8, 2006, File No. 333-133895).

10.25	Restricted Stock Agreement, dated as of November 8, 2006, by and between Affinion Group, Inc. and Thomas A. Williams (incorporated by reference to Exhibit 10.29 to Annual Report on Form 10-K for the year ended December 31, 2006, File No. 333-133895).

10.26	Option Agreement, dated as of November 8, 2006, by and between Affinion Group, Inc. and Thomas A. Williams (incorporated by reference to Exhibit 10.30 to Annual Report on Form 10-K for the year ended December 31, 2006, File No. 333-133895).

10.27	Subscription Agreement, dated as of November 8, 2006, by and between Affinion Group, Inc. and Thomas A. Williams (incorporated by reference to Exhibit 10.31 to Annual Report on Form 10-K for the year ended December 31, 2006, File No. 333-133895).

10.28	Amended and Restated Deferred Compensation Plan, dated as of November 20, 2008, of Affinion Group, Inc. (incorporated by reference to Exhibit 10.28 to Annual Report on Form 10-K for the year ended December 31, 2008, File No. 333-133895).

12.1**	Statement re Computation of Ratio of Earnings to Fixed Charges.

21.1*	Subsidiaries of Affinion Group, Inc.

23.1**	Consent of Deloitte & Touche LLP.

23.2**	Consent of Akin Gump Strauss Hauer & Feld LLP (included in the opinion filed as Exhibit 5.1 to this Registration Statement).

23.3**	Consent of Bass, Berry & Sims PLC (included in the opinion filed as Exhibit 5.2 to this Registration Statement).

23.4**	Consent of Troutman Sanders LLP (included in the opinion filed as Exhibit 5.3 to this Registration Statement).

23.5**	Consent of Holland & Hart LLP (included in the opinion filed as Exhibit 5.4 to this Registration Statement).

23.6**	Consent of Baker & Daniels LLP (included in the opinion filed as Exhibit 5.5 to this Registration Statement).

24.1*	Powers of Attorney of Directors and Officers of the registrants (included on signature pages to original Registration Statement).

25.1*	Form T-1 of Wells Fargo Bank, National Association (with respect to the 10 1/ 8% Senior Notes due 2013).

99.1*	Form of Letter of Transmittal.

99.2*	Form of Notice of Guaranteed Delivery.

99.3*	Form of Letter to Brokers.

99.4*	Form of Letter to Clients.

*	Previously filed.
**	Filed herewith.